Exhibit D

THE REPUBLIC OF TURKEY

This description of the Republic of Turkey (the “Republic of Turkey” or the “Republic” or “Turkey”) is dated as of September 24, 2021 and appears as Exhibit D to the Republic of Turkey’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2020.

FORWARD-LOOKING STATEMENTS

Turkey has made forward-looking statements in this Annual Report on Form 18-K. Statements that are not historical facts are forward-looking statements. These statements are based on Turkey’s current plans, estimates, assumptions and projections. Therefore, you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made. Turkey undertakes no obligation to update any of them in light of new information or future events.

Forward-looking statements involve inherent risks. Turkey cautions you that a number of factors could cause actual results to differ materially from those contained in any forward-looking statements. These factors include, but are not limited to:

•	External factors, such as:

•	the effects of the outbreak of coronavirus (COVID-19);

•	interest rates in financial markets outside Turkey;

•	the impact of changes in the credit rating of Turkey;

•	the impact of changes in the international prices of commodities;

•	economic conditions in Turkey’s major export markets;

•	the decisions of international financial institutions regarding the terms of their financial arrangements with Turkey;

•	the impact of any delays or other adverse developments in Turkey’s accession to the European Union; and

•	the impact of adverse developments in the region where Turkey is located.

•	Internal factors, such as:

•	general economic and business conditions in Turkey;

•	present and future exchange rates of the Turkish currency;

•	foreign currency reserves;

•	the level of domestic debt;

•	domestic inflation;

•	the ability of Turkey to effect key economic reforms;

•	the level of foreign direct and portfolio investment; and

•	the level of Turkish domestic interest rates.

RECENT DEVELOPMENTS AND SUMMARY

GENERAL

The Republic’s GDP increased by 21.7% in the second quarter of 2021 compared with the second quarter of 2020. See “Recent Developments and Summary — Economic Developments” for more information.

In the wake of the coup attempt of July 15, 2016, over 100,000 people have been detained by public prosecutors pending trial in connection with the failed coup and over 100,000 government officials have been fired from various public institutions by statutory decrees under the state of emergency, which concluded on July 18, 2018. As of May 28, 2021, the State of Emergency Inquiry Commission, which was established in January 2017 pursuant to Decree 685 as a legal remedy, has received 126,674 appeals from those removed from public sector jobs by emergency decree, 115,130 of which have been reviewed and 11,544 of which remain pending. Overall, the State of Emergency Inquiry Commission has delivered 115,130 decisions (14,072 accepted and 101,058 rejected).

On November 26, 2020, at the trial of officers at the Akinci Airbase, which served as a headquarter for the failed 2016 attempt, the court handed aggravated life sentences to 310 defendants, 46 others were sentenced to life, while 70 others were acquitted. Other defendants in the case were handed lighter prison terms on charges of membership in a terrorist group.

On September 11, 2020, Moody’s downgraded Turkey’s long-term issuer and senior unsecured debt ratings from B1 to B2 and affirmed its “negative” outlook. On December 21, 2020, Moody’s announced it would deliver rating reviews for Turkey on June 4, 2021, and December 3, 2021. On June 4, 2021, Moody’s kept Turkey’s credit rating and outlook unchanged.

On January 31, 2020, Standard & Poor’s affirmed Turkey’s sovereign ratings. On May 6, 2020 and on July 24, 2020, Standard & Poor’s affirmed Turkey’s long-term foreign currency sovereign credit rating at B+ and outlook at stable. On December 17, Standard & Poor’s announced it would deliver ratings reviews for Turkey 2021, January 22, 2021, May 28, 2021, and October 22, 2021. On January 22, 2021 and on May 28, 2021 Standard & Poor’s kept Turkey’s long-term foreign currency sovereign credit rating at B+ and outlook at stable.

On August 21, 2020, Fitch revised Turkey’s outlook from “stable” to “negative” and affirmed its “BB-” rating. On December 17, 2020, Fitch announced it would deliver ratings reviews for Turkey on February 19, 2021 and August 13, 2021. On February 19, 2021, Fitch revised Turkey’s outlook from “negative” to “stable” and affirmed its “BB-” rating. On August 13, 2021, Fitch kept Turkey’s credit rating and outlook unchanged.

On April 10, 2020, Japan Credit Rating lowered Turkey’s long-term issuer and senior unsecured debt ratings to sub-investment grade and assigned a negative outlook. On May 31, 2021, Japan Credit Rating downgraded Turkey’s long-term issuer and senior unsecured debt ratings from BB+ to BB and assigned a stable outlook.

COVID-19

While the global economy is poised to experience a strong recovery in 2021, the outbreak of Coronavirus disease in 2019 COVID-19 and its subsequent variants continued to have an adverse impact on the world economy in 2020. COVID-19 was reportedly first detected in Wuhan, Hubei Province, China, and first reported to the World Health Organization (“WHO”) country office in China on December 31, 2019. On January 30, 2020, the WHO declared COVID-19 a public health emergency of international concern and on March 11, 2020, declared the outbreak a pandemic. COVID-19 has begun to have numerous worldwide effects on general commercial activity.

Following the discovery of the first case of COVID-19 in Turkey, the Turkish government implemented various protective measures. On January 10, 2020, the Ministry of Health set up the COVID-19 Scientific Advisory Board. On February 29, 2020, all flights to and from China, Iran, Iraq, South Korea and Italy were suspended. On March 16, 2020, primary, secondary and high schools were closed and on March 23, 2020 remote education began. On March 19, 2020, football, volleyball, basketball and handball leagues were postponed. On March 22, 2020, Turkish citizens who are older than the age of 65 and suffering from chronic illnesses were restricted from leaving their homes. On March 27, 2020, all international flights were canceled. On March 28, 2020, it was announced that inter-city travel would be restricted and healthcare workers would be prevented from leaving their jobs, in an effort to fight COVID-19. On April 3, 2020, the Turkish government announced a curfew restricting members of the public under the age of 20 (born after January 1, 2000) from leaving their homes unless absolutely necessary. On the same day, the Turkish government also announced a 15-day ban on vehicles leaving or entering 31 provinces, including Istanbul – home to nearly one-fifth of Turkey’s population – as well as the urban centers of the capital Ankara, Izmir, Bursa and Adana. Other measures taken in 2020 to fend off the adverse impact of the pandemic are enumerated in the relevant sections of this document. Following cycles of restrictions and normalization, Turkey entered a period of controlled and gradual normalization with several easing measures starting from June 2021. As of July 1, 2021 all lockdown measures and intercity travel restrictions were abolished.

General COVID-19 Measures Taken by the Ministry of Health

Taking into account the clinical signs and symptoms of COVID-19, the Republic of Turkey has carried out a diagnosis process with Polymerase Chain Reaction (“PCR”) tests. All secondary-level and tertiary-level hospitals in the country have been assigned to carry out diagnosis and treatment of COVID-19 patients and provincial pandemic boards were charged to manage the process. According to the statement given by the President Recep Tayyip Erdoğan on September 5, 2020, there are 40,000 intensive care beds in the Republic of Turkey. Within the aim of increasing the number of intensive care beds in the country during the pandemic, two intensive care hospitals, each with a capacity of 1,000 beds, were opened in Istanbul in May 2020.

As of July 2021, a total of 630 million medical masks, and more than 22.5 million N95 / FFP2 masks, which are important medical equipment in controlling the spread of COVID-19, have been purchased and distributed throughout the country.

Before the period when COVID-19 cases started to emerge in the Republic of Turkey, the Republic began purchasing drugs alleged to be effective in the treatment of the disease, and the Republic has continued to purchase such drugs. As of July 2021, 16.8 million doses of favipiravir have been purchased and distributed. In addition, 50,000 doses of favipiravir have been received as grants.

As of July 3, 2021, a total of 61,455,218 tests have been carried out across the country. As of September 19, 2021, COVID-19 PCR tests are being carried out in 500 authorized diagnostic laboratories across the country. As of the same date, the number of daily tests was 338,873. COVID-19 PCR tests are also carried out at certain airports, including Istanbul — IST and Istanbul — SAW among others, and certain border gates in the country.

The Ministry of Health has developed its own PCR kit. The third version of this diagnostic kit is currently in use. The development process of the diagnostic kit continues. As of July 2020, the Republic’s monthly kit production capacity was 5,000,000 kits. As of July 2020, 2,000,000 PCR kits, patented by the Ministry of Health, had been exported to other countries. The Ministry of Health has filed patent applications for the diagnostic kit with the World Health Organization (“WHO”) and the U.S. Food and Drug Administration (“FDA”).

The Turkish government supports the development of COVID-19 Enzyme-linked immunosorbent assay (“ELISA”) kits by the private sector and contributes to the development of domestic COVID-19 rapid antibody test kits. The Turkish government also supports research on the development of a COVID-19 vaccine.

On November 25, 2020 the Turkish Health Minister announced the signing of a contract to buy 50 million doses of COVID-19 vaccine from a Chinese biotech company, Sinovac. The first batch of Sinovac vaccines arrived in Turkey on December 30, 2020. Starting with healthcare workers, people over 65 and other frontline workers, Turkey began vaccinating its population on January 14, 2021. On April 2, 2021, Turkey also began administrating Pfizer/BioNTech COVID-19 vaccines. On April 28, 2021, Turkish Health Minister announced Turkey has signed a deal for 50 million doses of Russia’s COVID-19 vaccine, Sputnik V. On May 12, 2021, Sinovac’s CEO announced that the company has provided a production license to Turkey to manufacture the jabs. On May 20, 2021, Turkey finalized a deal to buy 60 million more doses of the Pfizer/BioNTech COVID-19 vaccine, with an option for an additional 30 million doses. As of September 19, 2021, the number of people who received the first dose is 52,750,318 across the country, 42,159,486 of whom also received the second dose.

General COVID-19 Measures Taken by the Ministry of Interior

Measures Taken by the Disaster and Emergency Management Authority

By command of the Ministry of Interior, the Disaster and Emergency Management Presidency (“AFAD”) was tasked with the coordination of quarantine facilities to accommodate Turkish citizens coming from abroad or other people who needed to be quarantined were to be accommodated. The following general duties were carried out in furtherance of coordinating such quarantine facilities:

•	The secretariat and guidance services were provided in coordination with the local authorities.

•	A broad range of disinfection and logistics services were carried out for the dormitories that were used for the two-week quarantine period.

•	The basic needs of the guests who stayed at dormitories were taken care of, except with respect to food.

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Turkey’s Vefa Social Support Group — which has worked to support senior citizens older than 65 and citizens with chronic diseases during the quarantine period — were supported by AFAD staff and vehicles.

•	Vehicles, areas, facilities and individuals were decontaminated.

•	The guests who stayed at the quarantine facilities were provided with transportation.

Due to the COVID-19 pandemic, in addition to its other duties carried out in support of the response efforts, AFAD has coordinated the preparation and the maintenance of student dormitories to host quarantined citizens. 169 dormitories in 77 provinces were made ready throughout the process. More than 79 thousand people were hosted in total from the beginning of COVID-19 until July 2020.

1,963 personnel and 428 vehicles from the provincial branches of AFAD were involved in the response to COVID-19.

Turkey’s Vefa Social Support Groups were supported by AFAD personnel and AFAD volunteers in 81 provinces.

AFAD has allocated funds to its 81 provincial directorates to cover the needs of quarantined citizens and to the governorates to hire 1,000 call receiver personnel and 200 cleaning staff in emergency call centers in 67 provinces.

Measures Taken by the Directorate General of Migration Management

Due to the COVID-19 pandemic, the Directorate General of Migration Management has taken preventive measures on various issues, particularly with regards to residency permit appointments, in order to minimize the risks to the health and working order of all of the personnel, including the personnel working in the provincial organization, and to minimize the impact of the pandemic on all foreigners within the Republic of Turkey. These measures are as follows:

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With respect to foreigners whose visa/residence period had expired but who could not leave the Republic of Turkey due to COVID-19 and related government restrictions, the Directorate General of Migration Management ordered the 81 Provincial Governorships not to apply temporary entry bans to such foreigners between the dates of force majeure (including the dates when transportation stopped and returned to its normal course). The Republic of Turkey temporarily stopped the entry of foreigners into the country. For foreigners who stayed in the Republic of Turkey with their visas, visa exemptions or residence permits and whose residence periods had terminated, the public authorities continued to receive applications for residence through the residence system, without the need for the foreigners to come to the provincial immigration management directorates in person.

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In provinces such as Istanbul and Ankara, which have the highest population of foreigners in the Republic of Turkey, in order to reduce the density of foreigners who had already applied through the e-residence system and would come to the provincial migration management directorates on their respective appointment dates; the appointment dates were postponed by informing applicants via the institutional website, 24/7 call center services named YİMER 157 (Foreigners’ Communication Center) and SMS channels in a way that did not adversely affect their rights.

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For new residence permit applications, in order to be able to provide services without causing crowding in the provincial immigration directorates within the framework of the social distance rule and other physical restrictions promulgated due to COVID-19 conditions, the quotas of the e-residence appointment system have been reduced by an average of 2/3 in 81 provinces without causing any loss of foreigners’ rights.

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For foreigners over the age of 65 and under the age of 20 who are under the curfew and whose visa/residence permit periods have expired and have already submitted initial/extension applications, their existing applications have been reserved during the curfew in order to avoid undesirable challenges. The documents of the foreigners who applied through the e-residence system have been received and their applications are under review.

Necessary administrative support has been provided to foreigners who cannot apply for a residence permit through the e-residence system due to their special needs.

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The Ministry of Interior Directorate General of Migration Management and the Ministry of Treasury and Finance Revenue Administration has created a mechanism for foreigners to pay the residence permit fee over the internet without having to go to the cash desk. The necessary information related to this mechanism has been provided on the institutional website of the General Directorate.

Foreigners can receive necessary information regarding the current status of their applications and appointments through YİMER 157.

Measures Taken and Aid Provided in the Field of International Protection and Temporary Protection Within the Scope of COVID-19

In order to prevent any possible inconveniences in terms of public health, with the letter dated May 29, 2020 and numbered 20000 submitted to 81 Provincial Governorships (Provincial Directorates of Migration Management), regarding foreigners under temporary protection and international protection excluding those with special needs, chronic diseases or those in need of treatment, the Provincial Governorships have been instructed to:

•	Postpone initial registration procedures;

•	Suspend changes in the province of residence, except in urgent and necessary situations;

•	Have road permit document requests only via e-government, not to give road permit documents except in urgent and necessary situations;

•	Suspend status determination interviews;

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Deny entry requests to temporary accommodation centers, visitor requests for those sheltering in temporary accommodation centers and visit requests from international institutions and organizations, except in urgent and necessary situations;

•	Suspend data update and re-taking under temporary protection processes except in urgent and necessary situations;

•	Suspend issuances of marriage license certificate processes;

•	Suspend exceptional citizenship interviews;

•	Suspend actions and procedures at protection units, with the exception of urgent files and foreigners notified by e-mail by the Directorate General;

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Continue actions and procedures relating to voluntary return of foreigners under temporary protection and voluntary withdrawal of foreigners under international protection from their international protection applications;

•	Activate general health insurance (GSS) records of foreigners under international protection, with suspected coronavirus and inactive GSS within the scope of the Ministry’s Approval;

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Take necessary measures regarding the actions and procedures related to foreigners within the scope of international protection and temporary protection which are not mentioned above, unless otherwise notified by the Directorate General, by evaluating the above-mentioned extenuating circumstances (e.g., those in need of treatment, newborns, etc.) with respect to governor’s approval to be obtained by considering the relevant province’s public health situation;

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Implement the measures specified in the previous articles with relevant institutions and organizations in such a way that aggrievement of foreigners is avoided (for example, if the foreigner, who is unregistered or whose registration is inactive, needs urgent treatment; the necessary measures are taken by completing the registration procedures immediately on the date the foreigner applies to the health institution, etc.), especially with respect to those with special needs.

With the letter submitted to 81 provinces within the scope of Covid-19 measures, international protection procedures (interview-dispatch-data update, etc.) have been suspended except in necessary situations. In addition, necessary measures (cleaning, disinfection, etc.) have been taken in places such as removal centers, reception and accommodation centers by the governorships in the provinces, and a solution method that will provide for the least contact with foreigners has been put into practice.

As of June 1, 2020, the governorships have been instructed to continue such procedures, which were previously suspended, within the framework of the COVID-19 measures.

Measures Regarding Voluntary Return of Foreigners Under Temporary Protection

With the letter of instruction submitted to the 81 Provincial Governorships (Provincial Directorates of Migration Management), the voluntary return procedures of foreigners under temporary protection were suspended until a second instruction, except in cases of necessity that may arise regarding foreigners under temporary protection. Subsequently, this instruction has been repealed and voluntary return procedures have been reinstituted.

Covid-19 Measures in Temporary Accommodation Centers

In 5 Turkish provinces (Adana, Kilis, Kahramanmaraş, Hatay and Osmaniye), there are 7 container towns where foreigners in need of temporary protection are allowed to shelter.

Measures taken against the Covid-19 outbreak in these temporary accommodation centers are as follows:

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Deputy administrators of the temporary accommodation centers have been tasked with taking preventative measures regarding Covid-19. A video conference meeting has been held by the Director General which included all of the deputy administrators of temporary accommodation centers. The meeting decisions taken have been passed along as instructions to the provincial directorates affiliated with the governorships.

•	Disinfection activities are carried out regularly in temporary accommodation centers. Additionally, information leaflets have been distributed to foreigners in the centers.

•	It is obligatory for the staff to use masks and gloves.

•	Entry and exit controls have been implemented, including temperature checks at centers’ entrances. In general, there are restrictions on entry and exit, except in certain limited cases.

•	High-risk groups, especially foreigners aged 65 and over have not been allowed to go out. Tasks have been distributed to center personnel in order to meet the needs of such groups.

•	During isolation periods, certain common areas have been closed to the public. Additionally, capacity limits have been set for markets.

•	In addition to the measures taken by the Directorate General, the centers must comply with actions taken in this context by the Provincial Governorship where the such centers are located.

•	Each temporary accommodation center formulates its own plans regarding the outbreak in coordination with the Provincial Health Directors.

•	Pandemic activity plan for temporary accommodation centers has been implemented. In this context, isolation areas have been created in temporary accommodation centers.

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Support has been provided to foreigners inside and outside the temporary accommodation centers in cooperation with the Directorate General and international organizations, including the distribution of hygiene packages containing medical masks, gloves, disinfectants, protective clothes, bleach, soap, detergent, etc.

Measures Taken at the Repatriation Centers of the Directorate General of Migration Management:

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All officials working in the removal centers under the Directorate General of Migration Management were informed about COVID-19 and the related measures to be taken for the repatriation centers. The methods of protection against COVID-19 were explained to the officials by provincial health directorates.

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Preliminary acceptance areas have been created to carry out necessary controls. Any foreigners subject to irregular migration are checked by health units before they are accepted to the repatriation center.

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The foreigners accepted to the removal centers after undergoing preliminary health checks are kept in separate sections of the center for 14 days, and they are not deported or released. Foreigners are monitored by doctors assigned by the provincial health directorate to check for symptoms for 14 days.

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The foreigners who have symptoms of COVID-19 such as high fever and cough are transferred to the hospital without any delay, and those whose treatments are completed and whose test results are negative, are reaccepted to the repatriation center.

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Medical masks, hand disinfectants, FFP2 masks, protective overalls and protective glasses were provided to all of the Repatriation Centers. The necessary materials continue to be provided to the centers, if needed.

Measures Taken by the Directorate General of Provincial Administration

Measures Regarding Border Gates:

Considering the rapid contagion risk of COVID-19, the Republic started to apply entry and exit restrictions for foreigners and Turkish citizens before COVID-19 cases were first detected in the Republic in March 2020. Those restrictions have continued during the pandemic period.

For Turkish citizens abroad who have wished to return to the Republic during the pandemic period, the Turkish government has arranged special flights to many foreign countries to bring these citizens to the Republic of Turkey. These citizens have entered the Republic of Turkey by complying with the procedures set forth by the Ministry of Health. They have been placed under observation for 14 days in dormitories pursuant to the instructions of the Ministry of Interior. Although restrictions were imposed on the entry and exit of people, no barriers were introduced to international freight transport in order to ensure that supply chains were not disrupted and foreign trade was not adversely affected.

Domestic Measures:

In order to reduce the spread rate of the pandemic, mass activities such as ceremonies, trainings, and seminars where people gathered as a crowd were canceled, and public resting and entertainment places that were considered to have high potential for transmission, as well as enterprises like barber shops, hair salons, etc. were temporarily shut down. In order to meet the basic needs of citizens, it was ensured that businesses such as restaurants, grocery stores and supermarkets continued their activities in accordance with the established rules. Citizens over the age of 65 and under the age of 20, who are considered to be at higher risk of infection, as well as citizens with chronic diseases, have been restricted from leaving their residences. Vefa (Loyalty) Social Support groups have been established in all provinces and districts to meet the needs of these citizens. In 30 metropolitan and Zonguldak provinces, which constitute approximately two thirds of the population of the Republic of Turkey, curfew and city entry and exit restrictions were put in place.

With the measures taken by the government, continuity of production has been achieved in all sectors, especially in agriculture. Following the containment of the outbreak by the government, a period of controlled social life began. In order to ensure that the Republic’s economy continues to function well, relevant measures have been determined for all industries and enterprises have been able to gradually resume their business activities. Facial masks, physical distancing and hygiene rules are applied as the basic principles of the fight against COVID-19 in all areas of life. In addition, specific measures have been developed for businesses, depending on the nature of the industry. An overview of these measures, which are contained in the epidemic management and study guide prepared by the Ministry of Health, is listed below:

•	Passengers on intercity transportation vehicles (buses, planes, trains, etc.) are not given tickets unless they receive a Hayat Eve Sığar (“HES”) code which indicates that a person can safely travel.

•	Accommodation facilities must obtain a safe-tourism certificate to prove their compliance with applicable measures.

•	Informative posters about the fight against COVID-19 are displayed in all workplaces.

•	Temperature checks performed at the entrance to workplaces.

•	Special sitting arrangements are determined in accordance with social distancing rules in businesses such as wedding halls, restaurants, and cafes.

•	Measures for air conditioning and climatization systems have been implemented for closed spaces and it is encouraged that such places are ventilated through natural ventilation.

•	Occupancy limits are determined according to the size of the premises (e.g., 1 person per every 4 square meters).

General COVID-19 Measures Taken by the Ministry of Culture and Tourism in 2020

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In the music, cinema, science-literature, fine arts, radio-television and publishing sectors, collecting societies representing authors, performers, producers and publishers are supported by Ministry of Culture and Tourism in order to meet their administrative expenses. After taking into account the economic damage caused by the COVID-19 pandemic, the amount of financial support to such persons was increased by 50% in 2020.

•	A general postponement decision was made regarding planned activities and periodicals relating to projects supported by the Ministry of Culture and Tourism in the field of culture and the arts.

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In order to reduce the negative economic impact of the COVID-19 pandemic on culture and the arts, interviews were held with sector representatives and the demands of these sectors regarding the postponement of their tax liabilities were conveyed to the relevant authorities.

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Studies have been carried out to enrich online education through the Copyright Education Center, and Copyright Education Center programs are to be transformed into a certificate program with a distance education model. Online seminars and trainings on copyright have continued.

•	The following action plan consisting of three phases of precautions against the COVID-19 pandemic was announced to museum directorates on August 5, 2020:

•	In the first phase of the precautions, all museums and archaeological sites were closed to visitors.

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In the second phase of the precautions, criteria relating to the duration and capacity of visits (also referred to as tourism carrying capacity) to museums and archaeological sites were laid out by the General Directorate of Museums and Cultural Heritage.

•	In the third and last phase of precautions, an action plan against COVID-19 was prepared and sent to the museum directorates and necessary measures were taken within this context.

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After international air traffic was suspended globally in March due to the COVID-19 pandemic, the Republic also suspended air travel in March. As one of the most popular tourist destinations in the world, the Republic has taken major steps towards successfully overcoming the negative economic impact of COVID-19 thanks to both its strong healthcare infrastructure and the timely measures it has taken. Within this framework, the Ministry of Culture and Tourism put in place certification programs aimed at preparing the tourism industry for the “new normal” and guaranteeing a comfortable and safe stay for guests visiting the country on vacation.

•	All activities planned to be held in cultural centers operating under the Ministry of Culture and Tourism were postponed as of March 14, 2020.

•	All fees for tourism investments and businesses between April 1 — June 30, 2020 were postponed for 6 months.

•	Travel agencies certified by the Ministry of Culture and Tourism were allowed to perform their activities until July 31, 2020 without opening their workplaces.

•	Small-scale travel agencies were provided with financial support during the pandemic.

•	Financial support was provided to accommodation facilities in order to fulfill prepayment and return requests of tour operators/travel agencies.

•	Periods given for investments and enterprises expiring after April 1, 2020 were frozen.

•	No penalties due to the cancellations of reservations and activities of accommodation facilities were levied before December 31, 2020.

•	Subscriptions for 2020 to be paid by travel agencies to the Republic of Turkey Travel Agencies Association by travel agents were not required.

•	The audits of facilities certified or requesting certification from the Ministry of Culture and Tourism were postponed.

•	The existing documents of sports activities for tourism purposes were accepted as valid for 2020, without the need for renewal.

As instituted and prepared by individual consideration of all segments of the industry by the Ministry of Culture and Tourism and Turkish Tourism Development and Promotion Agency, the Republic launched the Healthy Tourism Certification program, which has been inspected by the international certification bodies. Certifications include measures to be taken across a broad range of industry segments from transportation to accommodation, food & beverage facilities and the personnel working in the tourism industry.

The Safe Tourism Certification Program led by the Culture and Tourism Ministry has been developed with the contributions of the Ministry of Health, Ministry of Internal Affairs, and Ministry of Foreign Affairs and in cooperation with all the stakeholders in the tourism industry. This program defines and advises on an extensive series of measures to be taken with regards to transportation and accommodation of all Turkish citizens and international visitors spending their holidays in Turkey as well as the well-being and health of passengers, guests and employees working at touristic facilities.

The certification program has extensive criteria concerning airports, airplanes, touristic vehicles, accommodation facilities, and restaurants. Companies accredited for certification are required to have organizations in at least 5 countries. In addition to this certification system, authorized bodies have issued circulars regarding mandatory measures to be adopted by accommodation facilities, food & beverage companies, airports and airlines against the pandemic.

Establishments that wish to apply for this verification program, which is compulsory for accommodation facilities with 50 or more rooms and non-compulsory for accommodation facilities with less than 50 rooms and for other defined areas will be able to do so by applying to authorized international accreditation institutions. Hotels with more than 50 beds will not be able to operate without certification.

The certification process is carried out by internationally acknowledged accreditation organizations such as TÜV SÜD, TÜV NORD, RoyalCert, Bureau Veriteas Inspektorate, Llyod’s Register, TÜV Austria, TÜV Rheinland, SGS.

The certification program of the Republic of Turkey consists of 4 main pillars:

•	“Health and Safety of the Passenger”

•	“Health and Safety of the Employee”

•	“Precautions taken at Facilities”

•	“Precautions taken in terms of Transportation”

A series of circulars have been issued by the Ministry of Culture and Tourism in order to ensure that the tourism sector continues to operate safely by going through a controlled normalization process in the recovery period.

Such circulars include:

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Regulations during the controlled normalization period in accommodation facilities, in food and beverage facilities, in tourism activities for sea tourism facilities and vehicles and in tourist guidance services in cultural and artistic facilities,

•	Reopening freeze periods for investments and enterprises as of July 2020,

•	Setting opening and closing times for relevant facilities,

•	Starting implementation of the procedures within the framework of Articles 32, 33 and 34 of the Tourism Incentive Law No. 2634,

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Test centers have opened at all touristic airports and other busy airports. Those who have symptoms are tested at the airport immediately and sent to the hospital if they test positive. Doctors at the hospital decide whether the individual should stay in the hospital or not. Those tourists who are not in critical situations will be sent to the hotel. For positive cases, the hotels will have isolated apartments and blocks. If the treatment period lasts longer than the booking period, our hotels will serve the guests free of charge for the portion of the stay exceeding the booking period,

•	There will be no refunds for transit passengers for the cost of tickets,

•	A system of online insurance sales was also implemented.

COVID-19 Insurance Requirements:

At airports, temperatures of passengers entering the Republic are taken. Passengers who are showing other symptoms related to COVID-19 and those with temperatures above 37.8 degrees Celsius are tested. If the test result is positive, the guest is transferred to the hospital. The same procedure is applied to transit passengers as well.

In the event that a visitor coming to the Republic of Turkey tests positive for COVID-19 and requires hospital treatment, if they have health insurance that is valid in the Republic of Turkey or if they have purchased travel insurance (including health insurance) before coming to the Republic of Turkey, then healthcare expenses will be covered by that insurance.

Those who lack health insurance will be offered the opportunity to purchase insurance plans at the airport upon arriving in the Republic of Turkey. As such, airports with the highest number of international flights in İstanbul, Ankara, Antalya, Muğla, İzmir, Bodrum, Trabzon have established points of sale offering health insurance plans valid across the Republic of Turkey.

To this end, a variety of health insurance plans are offered to visitors within two main insurance schemes: entitlement-based and coverage-based.

Covid-19 Tourist Protection and Support Insurance Scheme

This is an insurance policy which pays for the treatment expenses of people who are hospitalized after a definitive diagnosis of Covid-19, throughout the duration of hospitalization. Policy period is valid up to a maximum 30 days, depending on the travel time of the insured. Tourists between the ages of 0-65 can benefit from this insurance scheme and there is no waiting period.

Covid-19 Accommodation Support Insurance Scheme

This policy is valid on the condition of taking up accommodations at a “Safe Tourism” certified hotel since the beginning of the relevant accommodation period. If a surveillance decision is taken by public pandemic hospitals because of Covid-19 within the scope and duration of this policy, and if the insuree has to prolong the duration of their accommodation at the hotel, daily compensation amount within the coverage scope of the chosen package will be paid to the insuree. Maximum duration for the compensation to be paid within the scope of this scheme is 15 days. Tourists between the ages of 0-65 can benefit from this insurance scheme and there is no waiting period.

Insurance policies can be purchased through:

1.	Website (https://covidinsurance4turkey.com/)

2.	Through the web pages of airlines

3.	From kiosks before passport control.

Economic and Financial Measures Taken by the Government

In order to mitigate possible adverse effects of COVID-19 on the Turkish economy, the Turkish government took several measures in 2020. On March 18, 2020, Turkish President Recep Tayyip Erdoğan announced an aid package of TL 100 billion (approximately equal to U.S.$15.4 billion) to help overcome the effects of COVID-19. The aid package, called the “Economic Stability Shield,” included a series of measures such as debt payment delays and tax cuts across various sectors. Under the package, accommodation taxes were not applied until November 2020, social security premiums and VAT deductions were suspended for six months across various sectors (including retail, malls, iron-steel, automotive, logistic and textile) and credit payments for firms who are facing cash flow disruptions due to COVID-19 were postponed for three months. As part of the package, on March 30, 2020, the total size of the Credit Guarantee Fund scheme was increased from TL 250 billion to TL 500 billion and the guarantee limit was increased from TL 25 billion to TL 50 billion.

The Economic Stability Shield Package, announced on March 18, 2020, as well as further regulations and economic measures enacted in response to COVID-19 are detailed below.

1)	Postponement of withholding tax, VAT, and social security contributions

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Withholding tax, VAT and social security contributions of taxpayers for April, May and June were postponed for 6 months. On June 21, 2021, VAT support to the tourism sector was extended until the end of July 31, 2021.

•	Nearly 2.5 million taxpayers’ income tax returns, VAT returns and payments for March were postponed to April 2020.

•	The implementation of the accommodation tax was postponed until January 2021. Subsequently, this date was further postponed to January 2022.

2)	Legal payments on hotel rentals for the months of April, May and June were delayed for six months. The postponement period was extended to one year.

3)	VAT for domestic flights was reduced temporarily

•	Starting in April, the VAT rate for domestic airline transportation, has been reduced from 18% to 1% for a period of 3 months.

4)	Credit Volume backed by Credit Guarantee Fund

•	The limit of the Credit Guarantee Fund was doubled (from TL 25 billion to TL 50 billion). Access to finance has been facilitated for all of Turkish enterprises having collateral shortage.

•	Credit priority was provided to SMEs and firms with liquidity needs and collateral deficits.

5)	Minimum Wage Support

•	TL 75 minimum wage support continues to be maintained, regardless of the size of the business.

6)	Short-time Work Allowance

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The Turkish government loosened conditions for eligibility for short-time work allowance. The Turkish government took such measures starting in April 2020 and previously extended such measures from the end of June 2020 to the end of July 2020, and subsequently to the end of August 2020. Short-time work allowance has been extended for an additional two months in accordance with the presidential decrees published in the official gazette on August 31, 2020, October 27, 2020, December 23, 2020, February 19, 2021 and April 23, 2021.

7)	Early Payment of Pensioners’

•	The lowest pension payment has been increased to TL 1,500 and pension payment of approximately 650,000 retirees has been increased.

•	Ramadan feast bonuses of Turkish retirees were paid early in April instead of May 24, 2020.

8)	Cash aids to needy families

•	Since April 2020, approximately 6,000,000 households in need have been provided with cash support, totaling over TL 6 billion.

9)	Social Supports

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As of November 3, 2020, the amount of resources transferred to social assistance and solidarity foundations reached TL 186.8 million. In this context, a significant increase has been made in the share of money transferred to social work studies for disadvantaged sections of society.

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In March 2020, the Minister of Family, Labour and Social Services launched the Social Protection Shield Program, which aims to provide financial relief to employees and other people in need to assistance during the pandemic. As of March 1, 2021, the total amount of support disbursed under the program exceeded TL 60 billion.

•	Moreover, in terms of work and social life:

•	Flexible and remote working models were implemented;

•	An elderly follow-up program, for those who are over the age of 80 and live alone, was implemented;

•	Programs to reduce the minimum payment rate in housing purchases were implemented.

10)	Salary Support for Healthcare Workers

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Performance payments to healthcare professionals were made to the greatest extent legally permissible for a period of 3 months, starting in March 2020. Additionally, the recruitment of 32,000 new personnel was approved. In this context, TL 4.5 billion has been provided for performance payments. This period has also been extended for 3 additional months, beginning with August 2020.

11)	Postponement of Municipal Payments

•	Starting March 23, 2020, the deduction in monthly tax share payments of municipalities was postponed for 3 months.

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On April 16, 2020, the income tax withholding declaration and payment periods of the metropolitan municipalities, municipalities and affiliated institutions, as well as all of the social insurance premium payments to be collected for the upcoming 3-month period were postponed for 3 months without any increase in interest. These periods can be extended up to 3 additional months if deemed necessary.

12)	Lease Payments

•	Beginning on March 19, 2020, support and flexibility has been provided for lease payments of the real properties that are owned by public authorities.

•	In March 2020, two month lease grants were provided to commercial enterprises in technology development zones.

13)	Regulations Regarding Customs Taxes

•	On March 25, 2020, customs taxes for respiratory devices such as ventilators and oxygen concentrators was reduced from 13% to zero.

•	The customs duty of 20% on disposable medical masks has been reduced to zero.

•	The customs duty of 10% on the import of ethyl alcohol used as raw material in the production of cologne and disinfectants has been reduced to zero.

14)	Measures To Support SMEs

•	On March 27, 2020, a regulation was passed by the Ministry of Treasury and Finance regarding State Supported Commercial Receivable Insurance for SMEs.

•	On March 25, 2020, the Small and Medium Enterprises Development Organization of Turkey (“KOSGEB”) announced the Triple Protection Package, which provides support under three main pillars:

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Disinfectants, masks and other medical protective equipment producers would be granted additional support; up to TL 6 million (TL 4.2 million will be reimbursed) through the KOBI TEKNOYATIRIM (SME Technological Product Investment Support) Program;

•	Repayments by SMEs to KOSGEB on outstanding KOSGEB-supported loans would be postponed for 3 months;

•	SME’s would be granted 4 months of additional time to fulfill their obligations for their projects that were approved by KOSGEB to receive project based support.

•	On April 6, 2020, the loan installments of 136,255 SMEs that benefitted from KOSGEB’s loan support program were postponed for 3 months in.

15)	Financial and Banking Sector Related Measures

•	The principal and interest payments due by companies whose cash flows deteriorated because of the COVID-19 outbreak were delayed for at least 3 months.

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In order to maintain the capacity utilization rates during the temporary deceleration in exports, the Stock Financing Support package was launched for exporters. The package was implemented via Türk Eximbank in order to provide convenience for exporters, whose stocks increased due to low demand and canceled orders.

•	The Stock Financing Support Package came into use through Turk Eximbank in order to provide convenience for exporters, whose stocks increased due to low demand and canceled orders.

•	As part of the package, the Credit Guarantee Fund set a TL 10 billion (U.S.$1.47 billion) limit for Türk Eximbank.

•	The Credit Guarantee Fund’s maximum guarantee amount is set at TL 25 million (approximately U.S.$3.5 million) for SMEs and TL 50 million (approximately U.S.$6.9 million) for non-SMEs.

•	By delaying loan interest rates, the interest burden of Turkish tradesmen and craftsmen was reduced by approximately TL 90 million in April, May and June.

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Consumer Loan Packages have been made available to the public since March. The “Basic Need Support” loan package was launched by Ziraat Bank, Halkbank and Vakıfbank to financially support customers whose household income is less than TL 5,000.

•	Working loans have continued to be offered.

•	Check payment loan support has been offered

•	With the Treasury-backed Credit Guarantee Fund, Economic Stability Shield credit support has been implemented.

•	On June 1, 2020, Vakıfbank, Halkbank and Ziraat Bank announced 4 new loan packages in order to boost economic activity.

•	In March, the Banking Regulation and Supervision Agency (“BRSA”) made some changes in the calculation of banking ratios due to the pandemic.

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With measures announced in March, the CBRT provided flexibility to banks in the management of Turkish Lira and foreign currency liquidity, secured uninterrupted credit flows to the private sector, supported cash flows of exporters through rediscount loans, and strengthened the monetary transmission mechanisms by supporting the liquidity of the Treasury borrowing market.

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The CBRT increased the limits and diversity of the swap agreements and increased the ratio of the nominal size of the Open Market Operations portfolio to the total CBRT analytical balance sheet assets from 5% to 10%.

Financial Measures Announced by the Central Bank of Turkey

The CBRT maintains that during the COVID-19 pandemic, it is vitally important to ensure the healthy functioning of financial markets, the credit channel and firms’ cash flows. In this respect, the CBRT has acted very swiftly to contain the potential impact of the pandemic on the economy and introduced a comprehensive set of policy steps. In addition to lowering the one-week repo rate by 250 bps since the onset of the pandemic in Turkey to ease financial conditions, the CBRT has also announced some additional policy steps since March 2020.

These policies mainly targeted the following three objectives: enhanced liquidity access for the financial sector (including expansion in Open Market Operations (“OMO”) and swap lines); a more targeted use of reserve requirements; and a widening of rediscount credit facilities. The main goals of these policies have been to provide liquidity support both to the financial sector and the real sector, enhance the transmission mechanism, and ensure the well-functioning of the financial markets.

On March 17, 2020, the CBRT has announced a comprehensive policy action set supportive of financial stability with the potential impact of the global COVID-19 pandemic on the economic activity and liquidity conditions in mind, has reduced the policy rate and has taken steps to increase access to liquidity. These measures aim at (i) enhancing predictability by providing banks with flexibility in Turkish Lira and foreign exchange liquidity management, (ii) offering targeted additional liquidity facilities to banks to secure uninterrupted credit flow to the corporate sector, and (iii) boosting cash flow of exporting firms through arrangements on rediscount credits. Actions can be detailed as follows:

•	Liquidity limits of Primary Dealers in the framework of OMOs have been increased to support the Primary Dealership System.

•	Conventional (multi-price) swap auctions with maturities of one, three and six months, which are currently available against U.S. Dollars, may also be held against euros and gold.

Foreign exchange reserve requirement ratios were reduced by 500 basis points in all liability types and all maturity brackets for banks that meet real credit growth conditions within the context of the reserve requirement practice. (The real credit growth conditions, effective from the calculation period of March 6, 2020 were revised as follows: (i) For banks with a real annual loan growth rate above 15%: If their adjusted real loan growth rate, which is calculated by deducting the entire real changes in loans with a longer-than-two-year maturity extended to selected sectors and housing loans with a five-year and longer maturity from the numerator of the growth rate formula, is below 15%, (ii) For banks with a real annual loan growth rate below 15%: If their adjusted real loan growth rate, which is calculated by deducting 75% of the real change in retail loans excluding housing loans with a five-year and longer maturity and the entire TL loans extended starting from March 9, 2020 to facilitate early repayment or early restructuring of foreign exchange cash loans from the numerator of the growth rate formula, is above 5%).

With this decision, it has been expected that the banks that meet real credit growth conditions will be provided with foreign exchange and gold liquidity at the amount of approximately U.S.$5.1 billion. This revision took effect from the calculation period of March 6, 2020, with the maintenance period starting on March 20, 2020.

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Banks were offered targeted additional liquidity facilities to secure uninterrupted credit flow to the corporate sector. The maximum amount of funds that an eligible bank may receive from this new liquidity facility would be linked to the amount of credit that this bank has already provided or would provide for the corporate sector. The total amount of the facilities to be offered was projected to be limited to 25% of the system’s total funding need. Accordingly:

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Turkish Lira liquidity would be provided via repo auctions with maturities up to 91 days with an interest rate 150 basis points lower than the one-week repo rate (i.e. the CBRT’s policy rate) and with quantity auction method.

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Turkish Lira currency swap auctions with a maturity of 1 year based on the quantity auction method would be conducted. With these swap auctions, related banks would be provided with Turkish Lira liquidity against U.S. Dollars, euros and gold with an interest rate 100 basis points lower than the one-week repo rate, i.e. the CBRT’s policy rate.

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The maturities for repayments of rediscount credits, which would be due from March 18, 2020 to June 30, 2020, could be extended by up to 90 days. Accordingly, firms could apply to intermediary banks and exchange their current bills for a bill with an up-to-90-day-longer maturity, without making any repayment.

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An additional extension of 12 months export commitment was offered for the fulfillment period regarding the rediscount credits whose export commitment has not been fulfilled yet and for the rediscount credits yet to be used from March 18, 2020 to June 30, 2020. Thus, the maximum duration for the export commitment fulfillment for these aforementioned credits was therefore extended to 36 months from 24 months.

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• Effective March 20, 2020, the maximum maturities for rediscount credits were extended to 240 days from 120 days for short-term credit utilization, and to 720 days for longer-term credit utilization. On September 17, 2021, the maximum maturity of rediscount credits related to exports and other foreign currency earning activities was reduced from 240 days to 180 days. For credits that are extended to finance exports to new markets, exports of high technology products and foreign exchange earning services, the maximum maturity will remain as 360 days.

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The CBRT took additional policy steps as of March 31, 2020 with the aim to strengthen the monetary transmission mechanism, enhance banks’ liquidity management flexibility while increasing capital market deepening, secure uninterrupted credit access of the corporate sector and support the credit access of goods and services exporting firms with a focus on SMEs which carry an important weight in employment dynamics. The CBRT introduced the following additional measures to (i) strengthen the monetary transmission mechanism by boosting the liquidity of the Government Domestic Debt Securities (GDDS) market, (ii) enhance banks’ flexibility in Turkish Lira and foreign exchange liquidity management, and (iii) secure uninterrupted credit flow to the corporate sector, and broadly support the goods and services exporting firms, which have been affected by the pandemic, with an SME-focused approach. The details of the measures are:

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Outright purchase operations under the OMO portfolio, which are conducted within the limits identified in the Monetary and Exchange Rate Policy for 2020 document, could be carried out in a front-loaded manner and these limits may be revised depending on the market conditions. These operations are intended to enhance the effectiveness of the monetary transmission mechanism via increasing the market depth, enabling sound asset pricing and providing banks with flexibility in liquidity management.

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Temporarily, Primary Dealer banks would be able to sell the Government Domestic Debt Securities (GDDS) that they have bought from the Unemployment Insurance Fund to the CBRT under the terms and limits set by the CBRT, or would be able to increase at certain ratios the liquidity facility offered under OMO in the scope of the Primary Dealership system. This was aimed at supporting financial stability by containing the likely impacts of the liquidity need of the Unemployment Insurance Fund on the well-functioning of the markets. These GDDS purchases would be out of the scope of the limits set for the OMO portfolio.

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Under the Turkish Lira and foreign exchange operations conducted at the CBRT, asset-backed securities and mortgage-backed securities have been included in the collateral pool. Accepting these securities as collateral would contribute to increasing the liquidity of similar securities issuances and to deepening the capital markets, and also enhance banks’ flexibility in Turkish Lira and foreign exchange market liquidity management.

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The limits for the targeted additional liquidity facilities offered to banks to secure uninterrupted credit flow to the corporate sector would be increased. In addition to the targeted liquidity facilities of repo auctions with maturities up to 91 days and Turkish Lira currency swaps with a maturity of one year, the CBRT would also hold Turkish Lira currency swap auctions with a maturity of six months. Through these swap auctions with six-month maturities, related banks would be provided with Turkish Lira liquidity against U.S. Dollars, euros or gold, at an interest rate 125 basis points lower than the one-week repo rate (i.e. the CBRT’s policy rate).

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To facilitate goods and services exporting firms’ access to finance and to support sustainability of employment, Turkish Lira-denominated rediscount credits for export and foreign exchange earning services would be extended. A total limit of TL 60 billion has been defined for the Turkish Lira-denominated rediscount credits. Of this limit, TL 20 billion has been allocated for credit utilization via Türk Eximbank, TL 30 billion for credit utilization via public banks, and TL 10 billion for credit utilization via other banks. A minimum of 70% of the credits to be extended via banks other than Türk Eximbank would be allocated to SMEs. On a firm basis, the maximum amounts of credits were set at TL 25 million for SMEs and TL 50 million for other firms. Firms that could obtain foreign exchange rediscount credits, overseas contracting companies, and firms participating in international fairs would be able to benefit from this credit facility. The interest rate for these credits would be 150 basis points lower than the one-week repo rate, i.e. the CBRT’s policy rate. The maximum commission rate of intermediary banks would be 150 basis points. The credits would have a maximum maturity of 360 days and extended on the condition that the export or foreign exchange earning services commitment as well as the employment level as of March 1, 2020 be maintained throughout the credit period. (Note: On May 4th, 2020, the employment level condition was revised. The revised condition required that average employment level as end of March, June, September, December and the maturing month of the credit should be at least equal to the employment level as end of March 2020.)

Additional measures against the economic and financial impacts of COVID-19 were taken on April 17, 2020 to protect the market depth, strengthen the monetary policy transmission mechanism and support the primary dealer system.

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The maximum limit for the ratio of the OMO portfolio nominal size to the CBRT analytical balance sheet total assets, set at 5% for 2020 in the Monetary and Exchange Rate Policy for 2020 document, was revised to 10%.

To further support the Primary Dealership system considering its contributions to the deepening of financial markets and to the effectiveness of the monetary policy transmission mechanism, the facility offered to PD banks to sell GDDS to the CBRT has been revised. Accordingly, the CBRT decided that:

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The limits offered to PD banks for outright sales of GDDS to the CBRT were applied independent of the repo transaction limits and that PD banks were offered a GDDS selling limit that is equal to the repo transaction limits, On August 7, 2020, the CBRT announced that liquidity limits offered to Primary Dealers in the framework of Open Market Operations were to be reduced to half of their current limits effective August 10, 2020. On August 11, 2020, The CBRT announced that these limits would be reduced to zero effective August 12, 2020.

•	The related purchases would also be carried out within the total maximum limit of 10% set for the OMO portfolio.

•	The GDDS to be purchased and the amount of purchases would be determined by the CBRT and the purchases would be conducted via the quantity auction method.

On March 31, 2020, a TL 60 billion upper limit was announced for Turkish Lira rediscount credits for export and foreign exchange earning services. The CBRT announced on June 5th, 2020 that TL 20 billion of this upper limit would be allocated to advance loans against investment commitment in order to support investments in selected sectors that are critical to our country. Advance loans against investment commitment would be extended through development and investment banks to companies holding Investment Incentive Certificates that would invest in selected sectors. Loans would be limited to TL 400 million per firm, and would be used with a maximum 10-year term and 150 basis points below the CBRT policy rate.

The CBRT decided to temporarily (until the end of 2020) suspend the enforcement of the rule of having adjusted real loan growth rate below 15% for the banks with a real annual loan growth rate above 15% in order to be able to benefit from reserve requirement incentives. The revision was effective from the calculation date of June 12, 2020 with the maintenance period starting on June 26, 2020 to the calculation date of December 25, 2020. Due to the adverse effects of the COVID-19 pandemic on cash flows, the loan demand of both individuals and firms increased. Measures put into effect ensured the efficient functioning of the credit mechanism and the increased loan demand was met to a considerable extent. This trend was expected to continue for a while during the normalization process, as well. To provide banks with flexibility in meeting the loan demand specific to this period, the CBRT revised the reserve requirement regulation that links the reserve requirement ratios and remuneration rates to loan growth rates.

Fiscal and monetary policies succeeded in containing the effects of the pandemic on the Turkish economy and maintaining productive capacity. In this context, with economic activity normalizing as of early August, the targeted additional liquidity facilities began to be phased out. As part of the normalization process, the CBRT also increased the FX reserve requirement ratios by 300 basis points in July for all liability types and maturity brackets for all banks. It also raised FX reserve requirement ratios for banks fulfilling real credit growth conditions by 700 basis points for precious metal deposit accounts and by 200 basis points in August for all other FX liabilities for all maturity brackets. On February 24, 2021, the CBRT increased the TL reserve requirement ratios by 200 basis points for all liability and maturity types.

See “Monetary Policy” for information related to monetary policy measures taken with respect to the normalization process following the first stage of COVID-19.

Financial Measures Taken by the Banking Regulation and Supervision Agency

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On March 16, 2020, BRSA announced that it examines business continuity and emergency plans regularly on an annual basis. In this context, BRSA started to re-examine business continuity plans prepared by banks within the framework of a prudent supervision approach and ensured that all necessary prudential measures have been taken. Contingency plans of banks have been reviewed and following instructions have been given accordingly by BRSA:

•	Determining key staff and their substitutes

•	Preparing scenarios for cases where limited number of units/staff present

•	Building and testing the infrastructure to continue working remotely,

•	Designing contingency plans relating to employees who indicate COVID-19 symptoms or are infected by COVID-19.

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On March 17, 2020, BRSA Board decided that some measures were introduced to mitigate the effects of COVID-19 on the financing conditions of households and non-financial corporate entities. Based on these measures;

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Some flexibility measures were introduced regarding delays in loan payments. The 90-day period for transferring overdue loans to non-performing loans was extended to 180 days. The measure will be applicable to all standard loans and close monitored loans under stage 1 and stage 2 of the Turkish Financial Reporting Standards (“TFRS”), including corporate loans, consumer credits, real estate and vehicle loans, as well as personal loans. This measure was extended to September 30, 2021. However, on September 16, 2021 BRSA decided that for loans that are overdue more than 91 days and less than 180 days this measure will continue to be applicable, starting from October 1, 2021.

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The 90-day period for labelling overdue loans as non-performing loans was extended to 180 days and for financial leasing companies the same period was determined as 240 days, while companies continue to set provisions according to their own risk models for receivables that are not transferred to the “Receivables to be Liquidated” account despite the 90-day delay. This policy was extended to September 30, 2021. However, on September 16, 2021, BRSA decided that this policy will continue for companies with loans that are overdue more than than 91 days and less than 180 days (and less than 240 days for financial leasing companies), starting from October 1, 2021.

•	BRSA has taken some actions relating to Card Payment and POS/ATM Devices:

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Contactless transaction limits for card payments were first increased to TL 250 then to TL 350. Clients were notified about the new limit and encouraged to prefer using contactless transactions, having ATM devices sanitized, and to increase sanitization frequency in areas which are risky (e.g. near hospitals) and highly populated.

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Workplaces were encouraged to prefer contactless transactions on POS devices, informing clients of the available processes in order to finalize transactions without any contact to the payment channel, such as QR Codes.

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Temporary regulations were introduced to offset the impacts of high volatility in interest rates and foreign exchange rates on banks’ own funds, and to enhance the loan restructuring capacity of banks and prevent breaches in regulatory limits.

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As of March 23, 2020, when calculating the amount subject to credit risk in accordance with the Regulation on the Measurement and Evaluation of Capital Adequacy of Banks, banks are permitted to use the simple arithmetic average of the Central Bank’s foreign exchange buying rates of the last 252 business days prior to the calculation date. This measure applies when calculating the relevant special provision amounts and amounts valued in accordance with the Turkish Accounting Standards for the monetary assets and non-monetary assets, except for foreign currency items measured at historical cost. This policy has been extended to September 30, 2021. On September 16, BRSA has decided to allow the continuation of this policy until a new Board Decision revokes it.

•	Banks are encouraged to pursue new loan support packages in addition to restructurings.

•	The liquidity coverage ratio was not binding for commercial and participation banks until December 31, 2020. However, banks continued to report legal liquidity forms to BRSA.

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The 30-day period for classifying loans into second stage credits was extended to 90 days until December 31, 2020, and with a decision dated December 8, 2020, this measure was extended further until June 30, 2021 and finally to September 30, 2021.With a decision taken on September 16, 2021 for credits that are overdue more than 31 days but less than 90 days this measure remains applicable for banks when they are classifying credit according to their own risk models.

•	The minimum payment amount for credit card loans has been decreased to 20% (as of March 30, 2020).

•	As a response to demands by the Banks Association of Turkey, the following other concessions were given to banks by BRSA:

•	Reducing working hours of banks’ branches,

•	Enabling employees to work in shifts in banks’ branches,

•	Limiting client numbers in banks’ branches,

•	Directing clients to ATMs for transactions below TL 5,000,

•	Temporary closure of banks’ branches that are located in hospitals,

•	Enabling bank staff to continue working remotely,

•	Legal deadlines for reporting arising from a number of regulations were postponed for banks and non-bank financial institutions (as of April 2, 2020, unwound as of December 31, 2020).

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With respect to the calculation of risk-weighted asset as an element of the standardized approach for capital requirements, risk weight of FX exposures to central government and central banks has been revised to 0% (as of April 16, 2020).

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To provide for flexibility in managing interest-sensitive assets and liabilities and the negative effects of highly volatile market conditions on banking books, the ratio for interest rate risk in banking books was not binding for banks until December 31, 2020. However, banks continued to report related forms to BRSA (as of April 16, 2020).

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To minimize the negative impacts of the COVID-19 pandemic on the economy, markets, production and employment and to ensure the effective use of banks’ resources, a new “asset ratio” has been introduced, effective May 1, 2020, which was further revised on June 1, 2020. This ratio should be equal to at least 100% for deposit banks and at least 80% for participation banks. On August 1, 2020, some easing was introduced with a reduction of the applicable minimums for asset ratios for deposit banks and participation banks to 95% and 75%, respectively. On September 28, 2020, additional easing was introduced on asset ratios. According to this new easing decision, effective on October 1, 2020, the minimums for asset ratios for deposit banks and participation banks were reduced to 90% and 70%, respectively. On October 26, 2020, the BRSA announced that banks would be able to include foreign-currency loans extended to other local lenders with more than one year maturity when calculating their asset ratio, making it easier for them to meet the requirement. Easing the asset ratio would allow domestic banks to be able to include syndicated loans under credits in proportion to their individual participation in arranging a facility. The BRSA kept the asset ratio at 90% and 70% for deposit banks and participation banks, respectively. The asset ratio has been repealed as of year-end 2020.

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In order to provide additional funding to the private sector and better utilize TL resources, banks would be limited to 0.5% of their latest own funds in all TL based repo, loan and deposit transactions with foreign financial institutions including their own financial subsidiaries and branches (as of May 5, 2020).

While BRSA clarified that many measures will remain in place to provide flexibility to banks in 2021, it nevertheless took several steps towards normalization. Through its decision No. 9271, dated November 24, 2020, BRSA terminated asset ratio calculations as of December 31, 2020. On December 8, 2020, the regulator issued a statement that some COVID-19 measures would be also terminated. Also on December 8, 2020, BRSA removed settlement delay for FX and gold purchases.

Measures that expired on December 31, 2020 include:

•	Exemption of deposit and participation banks from BRSA’s liquidity coverage ratio,

•	Exemption of development and investment banks from BRSA’s their liquidity adequacy ratio,

•	Measures introduced by the BRSA to facilitate the compliance of banks and financial institutions with their reporting requirements,

•	Permission to banks not to deduct the part of their standard ratio of the interest rate risk which is in excess of 20% from their equity while calculating their capital adequacy standard ratio, and

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Permission to banks not to conduct their fair value calculation for financial collaterals, which usually must be done at least every six months, and the option to calculate the fair values of the financial collaterals as of December 31, 2019.

Financial Measures Taken by the Capital Markets Board of Turkey

Supervision

•	The CMB is monitoring the price movements in the stock market closely. Additionally, on the asset management front, it is monitoring the funds to see if there is any stress in liquidity needs.

Price Volatility

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A ban on short selling was initially imposed on February 28, 2020 and, upon the CMB decision of March 2, 2020, it was announced that the ban on short selling would be kept in force until further notice. On June 30, 2020, the CMB removed the short-selling ban for BIST30 companies, effective as of July 1, 2020 and on February 11, 2021 for BIST50 companies effective as of February 12, 2021.

Circuit breakers were tightened.

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The price margin circuit breaker triggering rate and the circuit breaker order collection period applied in the equities traded in BIST Stars and BIST Main Market, as well as the daily price limits applied in the Single Stock and Equity Index Futures traded in the Derivatives Market have been changed as of March 13, 2020 to be valid until a second announcement as decided by the General Directorate. As of July 2021, circuit breakers remain in force for downward price movements. An index based circuit breaker was introduced on August 10, 2020.

Business Continuity Plans:

•	Under the Presidential Decree of March 20, 2020, all events and meetings including general assembly meetings were postponed until the end of April.

•	Working part time/splitting shifts/remote access for investment firms was enabled.

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Receiving customer orders via alternative electronic means was enabled, beginning on March 23, 2020 and continuing until a second announcement by the CMB, provided that investment firms obtain verifiable confirmation from clients, relevant recording mechanisms are established to verify orders in the case of conflicts with clients, and clients are adequately notified with respect to transactions. An announcement through investment firm websites was required in order to implement any changes to order reception procedures.

•	Capital market institutions were reminded of the possibility to make applications to the CMB through registered electronic mail.

Reporting and Disclosures

•	The following measures were announced by the CMB on March 23, 2020:

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With respect to investment firms and portfolio management companies, the reporting date for annual financial reports for 2019 and quarterly financial reports for the first quarter of 2020 were delayed until the end of the first month following the reporting deadlines in capital market legislation.

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The reporting date for annual financial reports of investment funds for 2019 and the disclosure date of quarterly financial reports of pension funds for the first quarter of 2020 were delayed until April 30, 2020.

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With respect to corporations whose capital market instruments are being traded on an exchange or organized market, the reporting date for quarterly financial reports for the first quarter of 2020 were delayed by 30 days following the reporting deadlines defined in capital market regulation.

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With respect to corporations that are subject to capital market legislation but the capital market instruments of which are not being traded on an exchange or organized market, the reporting date for undisclosed financial reports for 2019 were delayed until the end of the first month following the reporting deadlines in capital market legislation.

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With a decision on December 31, 2020, the disclosure deadline for annual financial statements of investment funds and pension funds for the year 2020 was extended until the end of April 2021.• In order to facilitate IPOs, to avoid concentration of all transactions in relation to public offers within a short period of time, and to enable sufficient assessment of corporations by competent authorities and by investors, the period of validity of audited financial statements to be used in IPOs conducted in the period from February through May 2021 was extended with a CMB decision on February 4, 2021.The IPO period was later extended with a CMB decision on June 24, 2021 to cover IPOs conducted until July 14, 2021.

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With a CMB decision on April 24, 2021, investment firms, portfolio management companies and listed companies were granted a 30 day extension with respect to the disclosure of quarterly financial statements for the first quarter of 2021.

Other Financial Measures

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According to the package announced by the Minister of Industry and Technology, KOSGEB (the agency that supports and develops SMEs) would support up to TL 6 million per enterprise for local production of disinfectant, protective clothing, protective glasses, masks and gloves.

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According to President Erdoğan’s statement, “continuous working credit support” would be provided in order to meet companies’ working capital needs. The “tradesperson card” support would be provided with a 3-month grace period and a 12-month maturity with a limit of TL 25,000 and additional credit lines with the same amount of personnel expenditures would be available.

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Within the scope of the Treasury Backed Credit Guarantee System (“TBCGS”), SMEs and large firms are supported with respect to working capital needs, and low-income individuals are supported for basic consumption needs. Based on credit usage data, as of May 31, 2021, TL 610.84 billion worth of credit, 71.75% of the credit used by SMEs, had been used by the aforementioned beneficiaries.

During the pandemic, by introducing an amendment to Law No. 4749, total potential credit volume was increased to TL 457.69 billion. As a result of having this credit capacity, TL 242.68 billion worth of the credit was utilized by the following beneficiaries, as of May 31, 2021:

•	TL 155.53 billion utilized by SMEs,

•	TL 42.56 billion utilized by large companies,

•	TL 2.95 billion utilized by exporter companies through Turk EXIMBANK, of which:

(i)	TL 0.89 billion was utilized by SMEs,

(ii)	TL 2.06 billion was utilized by large companies,

•	TL 41.64 billion utilized by low-income households.

The remaining potential assignable credit volume has not been allocated to specific beneficiary types as of yet, and it will be utilized according to the economic effects of the pandemic and market the future beneficiaries’ ongoing needs.

Measures Announced by Public Banks

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Within the scope of the Economic Stability Shield support, Ziraat Bank, Halkbank and Vakıfbank will provide a loan with a 7.5% interest rate and a 36-month maturity, in order to meet the financing needs of the real sector. The upper limit of the loans will be TL 10 million for companies with a turnover up to TL 25 million. Companies with a turnover between TL 25-125 million will be able to use loans up to TL 25 million, and companies with a turnover over TL 125 million up to TL 100 million. Treasury backed KGF funds will be made available to the companies that lack collateral for the loans on condition that these companies have not reduced the number of their registered employees as of the end of February.

•

In addition, Ziraat Participation and Vakıf Participation banks will also offer an annual financing rate of 7.5%, a total of 36 months with a 6-month grace period for businesses that have not reduced the number of registered employees as of the end of February. The upper limit of the loans will be the same as those of public banks.

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For the loans used by Halkbank and Ziraatbank, if a tradesperson or craftsperson required support, principal and interest payments maturing in April, May and June 2020, would be postponed for 3 months without additional interest.

•	Halkbank and Ziraatbank will offer their customers the opportunity to restructure their loans with a suitable term, with a grace period of up to 6 months.

•	Halkbank and Ziraatbank will be able to extend the grace period for seasonal sectors, such as tourism, up to 12 months.

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Companies paying staff salaries through Halkbank and Ziraat Bank will be given an additional credit limit, as much as staff salary expense over the next 3 months, provided that they do not reduce their employment compared to the end of February 2020.

•	In order to pay checks on credit received by credit customers of Halkbank and Ziraatbank, additional credit limits will be allocated to companies by increasing their general credit limits.

•	To meet working capital needs, corporate card limits of companies working with Halkbank and Ziraatbank will be increased.

•	Vakıfbank would provide flexibility for all credit installments and payments of companies until June 30, 2020, including end-of-March interest payments.

•	Vakıfbank will provide businesses with a long-term loan up to 3 months’ salary in order to meet their loan demands for employment protection.

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Vakıfbank will ensure that the existing loans of the enterprises are restructured in accordance with their cash flows and according to their sectoral status. The sector-specific loans, including tourism and urban public transportation, will be structured periodically for up to 12 months.

•

In order to facilitate the public payment obligations of companies, such as taxes and social security, Vakıfbank will increase its cash management limits, and will allow installments up to 12 months for payments from these limits.

•	Vakıfbank will increase its cost-free supply capacities by increasing the limit for Business Cards owned by companies.

•	Vakıfbank BankoÇek will help reduce cash needs and provide cost-free financing through the introduction of banking guarantee facilities by increasing the limit and prevalence of its product.

•	Vakıfbank will be able to postpone installments and credit card payments of retail credit customers for up to 3 months.

•	On June 1, 2020, Vakıfbank, Halkbank and Ziraat Bank announced 4 new loan packages in order to boost economic activity.

•	On October 26, 2020, Vakıfbank, Halkbank and Ziraat Bank introduced the Micro Enterprises Support Package, which offers financing of up to TL 100,000 for SMEs.

Deferring in payments and criminal proceedings

•	Receivables from KOSGEB’s reimbursement for loans will be postponed for 3 months, and projects will be given an additional 4 months.

•	The failure to pay the rental price for working places between March 1, 2020 and June 30, 2020 would not constitute a reason for the termination of the rental contract and eviction.

•	Restructuring or disbursement of new loans will not create legal or criminal liability.

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With an amendment made to the Cheques Law, execution of the sentences of those convicted of cheques-related crimes committed on or before March 24, 2020 would be suspended. The convicted individual would pay one-tenth of the unpaid portion of the check price to the creditor within one year after the release date. If he pays the remaining portion in 15 equal installments every two months from the end of the one year period, the criminal conviction would be dropped. If one-tenth of the unpaid part of the check price is not paid within one year from the date of execution, the execution of the verdict would be decided upon the petition of the creditor. If the convicted individual does not pay one of the installments in the given time period, this installment that they did not pay would be added as an installment at the end of the period. In the case an individual does not pay one of the remaining installments, the court would decide on the execution of the sentence upon the complaint petition of the creditor.

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Initiation of a lawsuit, initiating enforcement proceedings, applications, complaints, objections, warnings, notifications, submissions and timeout periods, deprivation times and mandatory administrative application periods, as well as the periods determined by the judge in the Administrative Judicial Procedure Law, the Criminal Procedure Code and the Law on Civil Procedure and other laws including procedural provisions, were suspended between March 13, 2020 until June 15, 2020.

•	All enforcement and bankruptcy proceedings, follow-up procedures, new enforcement and bankruptcy follow-up requests, except for subsistence cases, were suspended from March 22, 2020 to June 15, 2020.

•	A “Force Majeure” note would be placed on the Credit Registry of the firms that have defaulted in April, May and June 2020.

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Pursuant to a Decision of the Ministry of Treasury and Finance, Value Added Tax and Income Tax payment periods have been extended to April 24, 2020 and April 30, 2020, respectively. No tax share deductions would be made from municipalities against their liabilities of around TL 3 billion for the April, May and June period.

•	The easement rights and revenue share payments related to hotel rentals for April, May and June 2020 were postponed for 6 months.

Measures and Policy Considerations Regarding State Owned Enterprises

Containment Measures

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After the first case of COVID-19 in Turkey was reported on March 10, 2020, a Presidential Circular was issued allowing civil servants to work flexibly from home. The measures apply to all public sector employees, including those who are employed by state owned enterprises (SOEs), regardless of the contractual arrangement. The Presidential Circular allowed public employees to work in shifts to ensure continuity of essential services. When working in shifts, those who are not working are considered to be on administrative leave. Principles and procedures for the implementation of flexible working measures are determined by the heads of public institutions and the general directors of SOEs. During this period, SOEs are allowed to hold all kinds of meetings including boards of directors meetings though remote participation. All SOEs returned to their usual working hours as of June 1, 2020, with some flexibility.

Budget Measures

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Knowing that the COVID-19 outbreak and its containment measures may put corporate balance sheets of SOEs under pressure, cash flows of SOEs are being closely monitored during this period in order to detect any liquidity problems. Capital injections to SOEs are provided in accordance with the planned calendar. No additional capital injection due to COVID-19 pandemic has been provided yet. However, around TL 3.5 billion of dividend payments of some SOEs (DHMİ, MKEK, ETİ MADEN) which were expected to be received in 2020 have been postponed to 2021. In addition, upon the request of Turkish Petroleum Corporation (“TPAO”), the Treasury Levy, a monthly payment equivalent to 10% of company’s gross sales, for the April- December 2020 period has been postponed to 2021.

Unforeseen State Ownership

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On March 18, 2020, the President announced the “Economic Stability Shield Program” in order to balance the adverse effects of the COVID-19 outbreak. The package includes support for businesses including deferral of value-added tax and social security payments and postponement of debt repayments for companies affected by the crisis for a minimum of three months. The interventions for private firms relating to COVID-19 have so far mostly focused on illiquidity. Taking equity stakes in companies in financial distress could be an option, but no nationalization (extension of state ownership) by these means has been undertaken so far, and there is no intention to do so.

Sectoral Effects

Effects on SOEs Operating in the Transport Sector

The COVID-19 pandemic restricted the movement of passengers and freight transport significantly all over the world and adversely affected nearly all transportation modes. The pandemic reduced the revenue of the SOEs in the transportation sector, especially State Airports Authority (DHMI), Turkish State Railways (TCDD) and the General Directorate of Coastal Safety (KEGM).

•	GENERAL DIRECTORATE OF STATE AIRPORTS AUTHORITY (DHMİ)

Airline freight and passenger transportation attracts attention as one of the most disrupted and most adversely affected transportation modes. As of March 27, 2020, domestic flights except for some flights from Ankara and İstanbul to some metropolitan cities and all international flights were suspended. Domestic flights resumed on June 1, 2020 and international flights resumed gradually beginning on June 10, 2020. Due to the decrease in revenue and deterioration in cash flow, dividend payment to central budget for 2020 has been postponed in order to support the fiscal status of the enterprise.

DHMI announced a support package applicable to the operators for the Build-Operate-Transfer (BOT) and airports affected by the Covid-19 outbreak. Operating periods are extended and lease payments are postponed. Also, in the airports operated by the DHMİ, the rental invoices issued in 2020 were cancelled and for 2021-2022 rentals will be %50 discounted for 2 years.

•	GENERAL DIRECTORATE OF TURKISH STATE RAILWAYS (TCDD) AND TURKISH STATE RAILWAYS TRANSPORT COMPANY (TCDD TAŞIMACILIK A.Ş.)

The decline in the number of passenger trains due to travel restrictions and the decrease in the travel demand due to the pandemic have negatively impacted the income of TCDD. Also as the main infrastructure investor in Turkish railways, TCDD pays special attention to the procedures to be followed against COVID-19 in its construction projects since a possible loss of workforce would cause disruptions in project schedules.

TCDD Transport, a subsidiary company of the TCDD, also suffered due to COVID-19 as passenger revenue declined. However, railway freight transport has been relatively less affected by the pandemic and passenger rail has come to the fore as the preferred mode of passenger transportation. There has been a considerable increase in demand for railway freight transport in the eastern corridor after the temporary closure of Turkey’s customs gates with Iran and Iraq.

Effects on SOEs Operating in the Energy Sector

The COVID-19 pandemic, which reached Turkey in March of 2020, had a significant impact on electricity consumption. While the electricity consumption in January and February increased by more than 3.2% and 7% compared to the same period last year, the consumption in March 2020 was similar to March 2019 and the consumption in May 2020 decreased by 16.7% compared to the same month in the previous year. However, despite the decrease in electricity consumption in the first half of the year, almost the same amount of electricity was consumed in 2020 compared to 2019.

A decrease in electricity consumption affects electricity generation. In this context, imported coal-based electricity generation decreased by 26% and natural gas-based electricity generation decreased by 50% compared to 2019 and the first 3 months of 2020.

Effects on SOEs Operating in the Coal Sector

The COVID-19 pandemic also affected the hard coal production in Zonguldak region. Coal production was suspended between March 31 — June 1, 2020 in the coal mines of the Turkish Hard Coal Company. On the other hand, lignite production has continued uninterrupted.

Measures taken regarding social security and labor markets are as follows:

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Layoff bans were first imposed in April 2020 for a period of three months. During the layoff ban, a subsidy from the Unemployment Insurance Fund was introduced for affected workers. The Turkish government extended the layoff ban on September 4, 2020 until November 17, 2020; subsequently on October 27, 2020 until January 17, 2021; on December 30, 2020 until March 17, 2021; on March 9, 2021 until May 17, 2021; on April 30, 2021 until June 30, 2021. Lay off bans expired on June 30, 2021.

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The Turkish government loosened conditions for eligibility for short-time work allowance. The Turkish government took such measures starting in April 2020 and previously extended such measures from the end of June 2020 to the end of July 2020, and subsequently to the end of August 2020. At various times, the short-time work allowance has been extended for an additional two months in accordance with August 30, 2020, October 26, 2020, December 22, 2020, February 18, 2021 presidential decrees, and an additional three months in accordance with a presidential decree of April 22, 2021. Short-time work allowance expired on June 30, 2021.

•	The social security contributions relating to the April-June 2020 period were postponed for 6 months.

•	TL 1,000 cash assistance was provided to people in need. Later, the cash assistance was increased to TL 1,100.

•	Minimum amount of pension was raised to TL 1,500.

Other Measures Taken by the Government in Various Areas During the Pandemic Process

On March 30, 2020, President Erdoğan launched a National Solidarity Campaign to aid fight against COVID-19, donating seven of his monthly salaries to the initiative.

On April 10, 2020, a 48-hour curfew was imposed in 31 provinces beginning at midnight as part of measures to stem the spread of COVID-19. The curfew is ordered in the capital Ankara, Adana, Antalya, Aydin, Balikesir, Bursa, Denizli, Diyarbakir, Erzurum, Eskisehir, Gaziantep, Hatay, Istanbul, Izmir, Kahramanmaras, Kayseri, Kocaeli, Konya, Malatya, Manisa, Mardin, Mersin, Mugla, Ordu, Sakarya, Samsun, Sanliurfa, Tekirdag, Trabzon, Van and Zonguldak.

On April 14, 2020, President Recep Tayyip Erdoğan announced that curfews would continue to be imposed every weekend until the pandemic subsides with the next curfew to be imposed on April 18-19, 2020.

On May 4, 2020, President Erdoğan revealed the next steps to start post-COVID-19 normalization. According to the normalization plan, travel restrictions were lifted from seven cities, namely Antalya, Aydin, Erzurum, Hatay, Malatya, Mersin, and Mugla. Moreover, hair salons and shopping malls were reopened as of May 11, 2020, and people over age 65 were allowed to go outside for four hours a day starting on May 10, 2020. As of May 13, 2020, children up to age 14 were able to go out within walking distance of their houses from 11 a.m. till 3 p.m., and people aged 15-20 were able to go out as of May 15, 2020 under the same conditions. He also noted that that the National Solidarity Campaign to raise money to fight the virus and its impact had netted some TL 1.91 billion (U.S.$271 million) in donations.

On May 9-10, 2020, a two-day curfew was imposed in 24 provinces. Curfew was effective in the capital Ankara as well as Adana, Balikesir, Bursa, Denizli, Diyarbakir, Eskisehir, Gaziantep, Istanbul, Izmir, Kahramanmaras, Kayseri, Kocaeli, Konya, Manisa, Mardin, Ordu, Sakarya, Samsun, Sanliurfa, Tekirdag, Trabzon, Van and Zonguldak.

On May 11, 2020, travel restrictions were lifted from additional 9 cities, namely Adana, Diyarbakır, Mardin, Trabzon, Ordu, Denizli, Kahramanmaraş, Şanlıurfa ve Tekirdağ.

On May 16-19, 2020, a four-day curfew was imposed in 15 provinces, namely Ankara, Balikesir, Bursa, Eskisehir, Gaziantep, Istanbul, Izmir, Kayseri, Kocaeli, Konya, Manisa, Sakarya, Samsun, Van and Zonguldak.

On May 23-26, 2020, a four-day nationwide curfew was imposed during the Muslim Eid holiday.

On May 28, 2020, President Recep Tayyip Erdoğan announced the next steps on post- COVID-19 normalization. According to the announcement, all intercity travel restrictions would be lifted and civil servants on administrative leave or working remotely would return to their workplaces as of June 1, 2020. Moreover, as of June 1, 2020, enterprises such as restaurants, patisseries, cafes, tea gardens, swimming pools, and hot springs (excluding places of entertainment) would reopen; the motorway service area would begin to serve; beaches, parks, gardens, driving courses, restaurants, archaeological sites, libraries, youth centers and camps, and museums in Turkey would reopen; and daycare centers and kindergartens would reopen. According to the announcement, restrictions on individual sports have ended, while restrictions on sea tourism, fishing, and transportation were also lifted within the determined rules. Curfew on children under age 18 was lifted for Wednesdays and Fridays between 2 p.m. to 8 p.m. According to the announcement, the curfew was set to continue for people over age 65 except Sundays between 2 p.m. to 8 p.m.

On May 28, 2020, a two-day curfew was declared in 15 provinces, to be imposed on May 30-31, 2020. The curfew was to be in effect in Ankara, Istanbul, Izmir, Balikesir, Bursa, Eskisehir, Gaziantep, Kayseri, Kocaeli, Konya, Manisa, Sakarya, Samsun, Van and Zonguldak.

On June 1, 2020, domestic flights resumed as part of the normalization process, with the first flights coming from Istanbul to major cities of Ankara, Izmir, Antalya, and Trabzon provinces.

On June 4, 2020, Turkey reopened its customs gates with Iran and Iraq after months of closure due to COVID-19.

On June 11, 2020, Turkey lifted restrictions on entrances and exits for Turkish citizens and foreign nationals, except for the country’s land border with Iran. Moreover, on the same day, 14-day home quarantine was lifted for Turkish expats visiting the Republic. The Istanbul Airport partially resumed on to international flights, which had been suspended for two months, as part of the normalization process from the COVID-19 pandemic. Turkey’s national flag carrier Turkish Airlines began scheduling flights again from Istanbul Airport to Germany, the UK and the Netherlands.

On June 12, 2020, Turkey’s top-tier football league resumed after a three-month break due to the COVID-19 pandemic.

On June 18, 2020, Turkey made it mandatory for people to wear face masks in public in three more provinces as part of measures to curb the spread of the virus. With these new measures, wearing masks has become mandatory in 45 provinces.

As of June 22, 2020, those not wearing a mask in cities where they are compulsory would be fined TL 900 (U.S.$131.00).

On June 27, 2020, a partial curfew was imposed as nationwide university entrance exams were held. The curfew started at 9:30 a.m. (0630 GMT) and ended on at 3:00 p.m. (1200 GMT). The following day, June 28, 2020, another partial curfew was imposed as the second day of nationwide university entrance exams were held. The curfew started at 9:30 a.m. (0630 GMT) and ended at 6:30 p.m. (1530 GMT).

On July 21, 2020, working hour restrictions that were imposed for certain businesses due to COVID-19, such as restaurants, cafes, coffeehouses, tea houses and clubhouses, were lifted.

On August 5, 2020, the Ministry of Interior ordered the provincial administrations to step up inspections to identify violations of rules to stem the spread of COVID-19, from social distancing to the wearing of protective masks. On August 6, 2020 and August 11, 2020, the Government held a massive nationwide inspection into the implementation of COVID-19 measures.

As of August 17, 2020, citizens 65 years of age and above or suffering from chronic diseases in the Turkish capital Ankara were restricted access to weddings, funerals, condolences, marketplaces and social activities. As part of measures in Ankara, public transport and taxis were required to place a fiberglass separator in vehicles between drivers and passengers.

On August 26, 2020, the Government introduced certain restrictions for some social activities in 14 provinces, including the ones among the most-populated provinces of the country such as Ankara, Bursa, Adana, Konya, Şanlıurfa, Gaziantep, Diyarbakır and Kayseri. The Interior Ministry’s relevant Circular stated that weddings would be limited to one hour, the chairs in wedding halls would be rearranged per social distancing rules, the dance floors would be closed and all types of food and beverage service and catering -except packaged water service- would be prohibited in the 14 provinces. The Circular also stated that citizens aged 65 and over and children under the age of 15 who were not first or second-degree relatives of the bride and groom would be prohibited from attending weddings and related ceremonies.

On September 2, 2020, the Interior Ministry sent a circular on expanding virus restrictions from 14 to all of the 81 provinces in the country.

On September 7, 2020, standing passengers in public transportation were prohibited.

On September 8, 2020, the Interior Ministry sent a circular which mandated the wearing of masks in all public areas. In addition, according to the circular, no music (including live music, recordings, etc.) would be allowed under any circumstances in restaurants, cafes, hotels, and all similar food and beverage or entertainment venues after midnight.

On September 15, 2020, Turkey officially launched judicial e-hearings to limit the number of people in courtrooms during the COVID-19 outbreak.

On September 21, 2020, schools were reopened across the country with a reduced schedule.

On September 28, 2020, Industry and Technology Minister Mustafa Varank announced that clinical processes were underway for three locally produced vaccines and added that once the certification process is completed; producing vaccines for human trials would be started.

On September 30, 2020, Turkish authorities expanded the use of trace and track technology to trace COVID-19 patients. Travelers would be required to show their HES code while traveling on inner-city mass transit or while staying at hotels and other accommodation facilities across the country under the new set of measures. HES, an abbreviation for Hayat Eve Sığar (Life Fits Into Home), is a mobile app developed by the Health Ministry that generates a unique personal code. The code will be integrated into electronic passes used in mass transit, including the metro and buses. Electronic passes of COVID-19 patients would remain suspended during the stay-at-home isolation period. The move aims to discourage quarantine violators. Hotels would also be barred from accepting customers who are unable to show their HES code. Hotels and other accommodation facilities accepting such customers would be shut down for 10 days.

On November 3, 2020, the Turkish government introduced new measures requiring hairdressers, wedding halls, swimming pools, astroturfs, theaters, cinemas, concert halls and other similar establishments to close by 10 p.m. Such measures would apply to cafes and restaurants; however, such businesses would be allowed to offer meals for takeout after 10 p.m.

On November 4, 2020, the governor of Istanbul announced new restrictions for public sector employees and new working hours for industrial workers in Istanbul. The governor stated that employees that are aged 60 or older, employees that are pregnant, employees with children aged 10 and younger and employees with illnesses would be allowed to work from home. Such measures followed the flexible working hours that had already been applied in the public sector since September 2020. The governor also stated that the scope of separate shifts in the public sector to limit the number of employees in the same workplace and remote working procedures would be expanded, and industrial workers in the private sector would start working at 7 a.m.

On November 5, 2020, the Ministry of Interior announced in a circular sent to the governors’ offices of all 81 Turkish provinces that the number of security teams working in crowded streets and market places would be expanded to enable more effective inspections related to COVID-19.

On November 17, 2020, Turkey announced sweeping restrictions to keep surging Covid-19 cases in check. Under the new measures, the government would impose a nationwide partial curfew on weekends from 8 p.m. to 10 a.m. Schools would remain closed for the remainder of the fall semester, and restaurants and cafes would only be allowed to provide delivery and takeout orders. Businesses such as grocery stores, shopping malls, and hair salons would be only allowed to operate from 10 a.m. to 8 p.m. The previously introduced curfew for senior citizens aged 65 and older was expanded to include people aged 20 and below. However, senior citizens would be permitted to go outside between 10 a.m. and 1 p.m., while people aged 20 or younger will be allowed out from 1 p.m. to 4 p.m. to avoid any overlap between these two groups. Other measures included the closure of traditional Turkish tea houses until further notice, as well as shutting down cinemas until the end of the year. All sports events would continue to be held behind closed doors.

On February 2, 2021, the Minister of National Education announced that schools in rural locations would return to in-class education on February 15, 2021.

On March 1, 2021, President Erdoğan announced easing of Covid-19 restrictions based on conditions in individual provinces, which have been divided into 4 risk groups: low, medium, high and very high. According to easing decisions, weekend curfews would be lifted in low and medium risk provinces, while restrictions on Sunday would continue in high and very high risk provinces. The nationwide curfew from 9 p.m. to 5 a.m. would remain. Restaurants and cafes would be open for in-person dining with half capacity from 7 a.m. to 7 p.m. in low, medium and high risk provinces. Face-to-face education would begin full-time for preschools, and part-time for primary schools, for 8th and 12th grades across the country. Secondary and high schools would start in-person education only in low and medium risk provinces. Public sector workers would return normal working hours throughout the country, while governors’ offices would be allowed to make different arrangements based on the pandemic related developments and the needs of the particular province, if needed.

On March 29, 2021, Turkey announced that it would re-enforce weekend curfews in very high risk provinces starting on April 2, 2021 amid surging Covid-19 cases. In the holy month of Ramadan, curfew would be valid nationwide for on weekends. During the holy month of Ramadan, gatherings for sahur and iftar meals – held before and after daytime fasting hours, respectively – would be prohibited nationwide. Additionally weekend lockdowns would be in place across Turkey during the Muslim holy month. During Ramadan, throughout Turkey, businesses like restaurants and coffeehouses would be open only for takeaway services. Ramadan started on April 13 and ended on May 13.

On April 13, 2021, Turkey declared a two-week partial lockdown to help curb a recent rise in Covid-19 cases in the country. The new measures against the virus went into effect on April 14, 2021 and continued for the first two weeks of the Muslim holy month of Ramadan. Among the new restrictions was an expanded weekday curfew to start at 7.00 p.m. — previously 9.00 p.m. — and to last until 5 a.m., during which inter-city travel was also banned, excluding necessary and urgent situations. Cafes, restaurants, and teahouses also only provide home-delivery and takeaway services, while wedding halls, sports centers, and game halls were closed until the end of the Eid holiday marking the end of Ramadan in the country.

On April 26, 2021, Turkey announced that it would enforce a full lockdown starting in the evening on April 29 and lasting until on May 17, to stem the spread of COVID-19. Certain groups including emergency service workers and employees in the food and manufacturing sectors would be exempt. All intercity travel would require official approval, all schools would be switched to online education, and a capacity limit would be imposed for users of public transport.

On May 16, 2021, Turkey announced that it would gradually lift restrictions starting on May 17. During the period between May 17 and June 1, weekdays would see a nightly curfew of 9 p.m. to 5 a.m. and intercity travel would be allowed outside of curfew days and hours, while weekends would be under full lockdown.

On May 31, 2021, Turkey announced further easing of restrictions as a second step of gradual normalization process. Until the end of June, a curfew would be imposed from 10 p.m. to 5 a.m. on weekdays and Saturdays, and a full lockdown would be in place on Sundays. Restaurants and cafes would provide in-person service between 7 a.m. and 9 p.m., while delivery would continue until midnight. Businesses such as tea houses, astroturfs, sports halls, and amusement parks would be open between 7 a.m. and 9 p.m. except Sunday. Turkey also gradually restarted in-person learning two days a week for primary school students as of June 1, 2021, and for secondary school and high school students as of June 7, 2021, in line with its efforts to return to normalcy. In-person learning would resume in villages and sparsely populated settlements for five days a week. The 2020-2021 academic year ended on July 2, 2021 for such schools. On the other hand, universities will begin the new academic year on September 13, 2021. As of September 6, 2021, schools have reopened for in-person education.

On June 21, 2021, President Erdoğan announced that the curfew restrictions as well as intercity travel restrictions and restrictions on urban public transport would be completely lifted across the country as of July 1, 2021. Public sector workers also returned to normal working hours across the country as of July 1.

POLITICAL CONDITIONS

On June 4, 2020, a CHP deputy and two HDP deputies were sentenced for “being part of an armed terrorist group” and “leaking state secrets” a day after the parliament revoked their seats. The parliamentary status of these deputies was removed due to the finalized sentences given by the courts. On February 11, 2021, the CHP deputy regained his deputyship after a court order for his retrial. On March 17, 2021, the parliamentary status of another HDP deputy was removed due to sentences on terrorism charges. On the same day, the chief public prosecutor of the Supreme Court of Appeals filed an indictment seeking dissolution of the opposition party, HDP. On March 31, 2021, Turkey’s Constitutional Court returned the indictment on the closure of HDP over procedural deficiencies. On June 7, 2021, the chief public prosecutor of the Supreme Court of Appeals refiled the indictment that sought the dissolution of HDP. On June 21, 2021, the Constitutional Court accepted the new indictment for the case to ban HDP, which was sent to HDP for its initial defense.

On May 17, 2021, a new political party, named Homeland Party, was founded by Muharrem İnce, who is a former CHP deputy. The party is represented by three deputies in the Grand National Assembly of Turkey.

On August 26, 2021, a new political party, the “Victory Party”, was founded by Ümit Özdağ, who is a former İYİ Party deputy. The party is represented by two deputies in the Grand National Assembly of Turkey.

The following table sets forth the composition of the Assembly by total number of seats as of September 20, 2021:

Number of Seats
Justice and Development Party (AKP)	288
Republican People’s Party (CHP)	135
Peoples’ Democratic Party (HDP)	56
Nationalist Action Party (MHP)	48
İYİ Party	36
Homeland Party	3
Turkish Workers Party	4
Grand Unity Party	1
Democracy and Progress Party	1
Democratic Party	2
Victory Party	2
Democratic Regions Party	1
Felicity Party	1
Novelty Party	1
Independent	5

Total	584

Source: The Grand National Assembly of Turkey

FOREIGN POLICY AND INTERNATIONAL RELATIONS

The European Union and the United Kingdom

On March 22, 2021, the Joint Communication on the State of Play of EU-Turkey political, economic and trade relations prepared by the High Representative and the Commission was submitted to the EU Council. The document included issues such as the situation in the Eastern Mediterranean, Cyprus issue, cooperation on common security and defense policy and counter terrorism, migration, visa liberalization, modernization of the Customs Union and economic cooperation.

On March 25, 2021, following the meeting of the European Council members EU leaders adopted a statement, which said that the de-escalation of tension in the Eastern Mediterranean, the resumption of talks between Turkey and Greece, and the upcoming talks on the Cyprus question under the auspices of the United Nations were welcomed. “Provided that the current de-escalation is sustained and that Turkey engages constructively, and subject to the established conditionalities set out in the previous European Council conclusions, in order to further strengthen the recent more positive dynamic, the EU is ready to engage with Turkey in a phased, proportionate and reversible manner to enhance cooperation in a number of areas of common interest and take further decision at the European Council meeting in June,” the statement also read. In terms of economic cooperation, the European Council invited the Commission to intensify talks with Turkey to address current difficulties in the implementation of the Customs Union, ensuring its effective application to all Member States, and invited in parallel the Council to work on a mandate for the modernization of the Customs Union. They also said that they appreciated Turkey’s hosting of around 4 million Syrian refugees and agreed that the assistance of the EU for the refugees and host communities be continued. The statement also said that cooperation with Turkey on migration management should be strengthened, notably in areas such as border protection, combatting illegal migration, as well as the return of irregular migrants and rejected asylum seekers to Turkey, in accordance with the EU-Turkey Statement, applied in a non-discriminatory manner.

On EU Summit on June 24, 2021, EU leaders agreed to provide 3 billion euros in extra funding from 2021 to 2024 to help Turkey host millions of refugees from Syria.

On June 25, 2021, the European Council published a statement in which they stated that the European Council calls on the Commission to put forward without delay formal proposals for the continuation of financing for Syrian refugees and host communities in Turkey, Jordan, Lebanon and other parts of the region, in line with the statement of the Members of the European Council of March 2021 and within the context of the EU’s overall migration policy.

On August 19, 2021, the European Commission announced that the EU would accept Turkish COVID-19 certificates starting from August 20, 2021. With the decision, Turkey has joined the Union’s COVID-19 pass system ensuring free travel to and within the bloc. In this respect, people holding a COVID-19 certificate issued by Turkey will be allowed to travel into the bloc with the same conditions as EU citizens.

On September 17, 2021, the United Kingdom removed Turkey from its red COVID-19 travel list. This decision will enter into force as of September 22, 2021.

Brexit

With regard to trade, from the onset of Brexit negotiations, Turkey began an in-depth analysis of the potential effects of Brexit on the Turkish economy as well as Turkish trade with the UK. On December 29, 2020, Turkey and United Kingdom signed a Free Trade Agreement. The Agreement became effective on January 1, 2021.

United States

On October 15, 2019, the U.S. Department of Justice announced that the indictment prepared by the New York South District Prosecutor’s Office regarding Halkbank was accepted. Halkbank was charged in a six-count indictment with fraud, money laundering, and sanctions offenses related to the bank’s alleged participation in a scheme to evade unilateral U.S. sanctions on Iran. The first hearing was held on March 31, 2020, where Halkbank pleaded not guilty to the charges against it. On February 16, 2021, a U.S. judge agreed to dismiss a case brought against Halkbank by litigants who were the victims or related to victims of attacks carried out by groups linked to Iran, with the condition that the sides agree to submit the case to the jurisdiction of Turkish courts. On 12 April 2021, Halkbank urged a United States appeals court to dismiss a case over alleged violations of sanctions on Iran, before the United States Court of Appeals for the Second Circuit. Halkbank’s lawyer in the U.S. said U.S. prosecutors had no jurisdiction over the bank because it is immune under the U.S. Foreign Sovereign Immunities Act.

On April 21, 2021, the U.S. notified Ankara that Turkey had been officially removed from the F-35 program. According to the statement sent to Ankara, the Joint Memorandum of Understanding regarding the F-35 Joint Strike Fighter Program, which opened to participant countries’ signatures in 2006 and was signed by Turkey on January 26, 2007, had been cancelled and Turkey was not included in the new agreement.

On June 14, 2021, President Erdoğan and President Joe Biden met on the margins of the NATO Summit and evaluated the steps that can be taken to fully realize the economic potential between two parties. Turkey and the US have agreed to use direct channels of dialogue effectively and regularly, befitting the two allies and strategic partners. Furthermore, President Erdogan and President Joe Biden agreed that Turkey would take a lead role in securing Kabul airport as the United States withdraws troops from Afghanistan.

Russia

On April 12, 2021, Russia temporarily suspended regular and charter flights with Turkey between April 15 and June 1, 2021 over COVID-19 concerns. However, Russia Deputy Prime Minister Tatyana Golikova said that two regular flights per week between Istanbul and Moscow would continue service, from the Russian capital and then back again. The flights between two countries resumed on June 22, 2021.

Eastern Mediterranean

On January 25, 2021, Turkey and Greece began a new round of exploratory talks to address issues related to the Aegean and Eastern Mediterranean, following a five-year hiatus. In the talks in Istanbul, top Turkish and Greek officials evaluated the issues from previous rounds of talks as well as the current situation, recent developments, and possible steps to be taken. The next talks between Turkey and Greece were held in Athens, the Greek capital, on March 17, 2021. The consultative talks were focused on resolving bilateral disputes in the Aegean and Mediterranean seas, including achieving fair and equitable settlements to issues in the Aegean that began in 2002.

On September 17, 2021, the EU Mediterranean Leaders reiterated their call for dialogue on the delimitation of the maritime zones between Turkey and Greece.

On September 20, 2021, Turkey issued a navigational telex (NAVTEX) rejecting one issued by Greece for violating its continental shelf in the East Mediterranean Sea.

Afghanistan

After the Taliban took control of Kabul, the Afghan capital, a Turkish Armed Forces airplane evacuated over 200 Turkish citizens from the country on August 18, 2021. On August 26, 2021, National Defense Minister Hulusi Akar said that the evacuation of Turkish troops from Afghanistan had begun and would be completed at the as quickly as possible. On the same day, the first batch of Turkish troops evacuated from Afghanistan landed in Ankara. On August 27, 2021, President Erdoğan said that Turkey had completed the evacuation of its troops and citizens from Afghanistan, leaving a small technical group behind.

Migration Issues

The Republic is continuing its humanitarian efforts to provide shelter to those fleeing the conflict in Syria. As of September 16, 2021, Turkey had granted temporary protection to 3,710,497 Syrians. 52,497 of those are residing in temporary accommodation centers. As of May 2021, there are almost 1.2 million school-age (between 5 and 17 years old) Syrian children in Turkey and 773,040 of them can attend school. The number of polyclinic services provided to Syrians since 2011 has reached over 66 million, while those receiving in-patient treatment exceeded 2.3 million. Almost 2 million surgeries were conducted on Syrians and over 526,000 Syrian babies were born in Turkey.

In addition to Syrians, there are close to 320,000 persons from different nationalities in Turkey seeking international protection, as of March 31, 2021, according to data released by the United Nations Refugee Agency (“UNHCR”).

Following the Taliban’s takeover of Afghanistan, Turkey have tightened measures against a new influx of irregular migrants. In this respect, Turkish security forces patrol the eastern border with Iran 24 hours a day, 7 days a week, which border is protected by tightened security measures including a modular wall, observation posts and trenches. On August 22, 2021, President Erdoğan had a phone conversation with President of the European Council, Charles Michel. During the call, President Erdoğan said that Turkey, which already hosts over 5 million refugees, could not handle another migrant wave. On August 23, 2021, President Erdoğan stated that Turkey was involved in diplomatic initiatives regarding the ongoing crisis in Afghanistan and would continue to take steps to ensure regional security.

Energy Issues

On June 4, 2021, Turkey announced the discovery of 135 bcm of natural gas in Black Seas’s Sakarya gas field. Turkey estimates between 15bcm-20 bcm annual production from the gas reserves of the Black Sea.

ECONOMIC DEVELOPMENTS

Nominal GDP was approximately TL 1,389 billion in the first quarter of 2021, and approximately TL 1,581 billion in the second quarter of 2021.

The following table sets forth the percentage of GDP represented by type of economic activity (at current prices and expressed in percentages) for the periods indicated:

GDP by Type of Economic Activity (in %)*		2020 Q1	2020 Q2	2020 Q3	2020 Q4	2021 Q1	2021 Q2
1.	A- Agriculture, forestry and fishing	2.8	5.3	11.7	5.7	2.8	4.3
2.	BCDE- Industry	23.4	21.5	21.5	24.4	25.6	26.5
3.	F- Construction	5.3	6.4	4.7	5.0	5.2	5.7
4.	GHI- Services	23.1	20.3	22.0	23.5	22.8	23.9
5.	J- Information and communication	2.6	2.9	2.4	3.1	2.6	2.7
6.	K- Financial and insurance activities	3.7	5.1	4.0	2.5	3.3	2.9
7.	L- Real estate activities	7.1	7.3	5.7	5.5	6.1	5.4
8.	MN- Professional, administrative and support service activities	5.0	4.8	4.2	5.2	4.7	5.0
9.	OPQ- Public administration, education, human health and social work activities	14.3	13.9	10.6	11.0	13.0	11.4
10.	RST- Other service activities	2.7	1.8	1.7	2.4	2.8	1.9
11.	Sectoral total	90.1	89.3	88.5	88.1	88.8	89.6
12.	Taxes-Subsidies	9.9	10.7	11.5	11.9	11.2	10.4
13.	Gross Domestic Product (Purchaser’s Price)	100.0	100.0	100.0	100.0	100.0	100.0

*	Based on the statistical classification of economic activities in the European Community, NACE Rev. 2

Source: TURKSTAT

The following table sets forth increases or decreases in GDP (in the chain linked volume index and expressed in percentages) for the periods indicated:

GDP growth rates (in %)	Q1	Q2	Q3	Q4
2020	4.4	-10.4	6.3	6.2
2021	7.2	21.7

Source: TURKSTAT

In August 2021, CPI increased by 1.12% and domestic PPI increased by 2.77% compared to the previous month. In August 2021, the Republic’s annual CPI and domestic PPI increased by 19.25% and 45.52%, respectively, as compared to the same month of the previous year.

On August 18, 2021, the Government offered an interest rate of 18.81% for its 791-day TL denominated fixed coupon Government Bond, compared to 14.03% for its 630-day TL denominated fixed coupon Government Bond on August 12, 2020.

On September 8, 2021, the Government offered an interest rate of 17.67 % for its 1820-day domestic fixed coupon bond issuance.

The calendar adjusted industrial production index increased by 8.7% in July 2021 compared to the same month of the previous year.

In 2020, the unemployment rate decreased by 0.5% to 13.2%, as compared to the previous year. In July 2021, the non-seasonally adjusted unemployment rate decreased by 2.5 percentage points to 12.1% as compared to the same month of the previous year. The following table indicates non-seasonally adjusted unemployment figures for the periods indicated:

2021	Unemployment rate (in%)	Number of unemployed
January	13.4	4,194,000
February	14.1	4,445,000
March	13.1	4,193,000
April	12.9	4,166,000

2021	Unemployment rate (in%)	Number of unemployed
May	12.4	3,942,000
June	10.4	3,380,000
July	12.1	4,003,000

Source: TURKSTAT

As of August 31, 2021, TL 527.6 billion have been disbursed under the Credit Guarantee Fund.

In 2020, annual credit growth was realized as 34.68%. In July 2021, credit growth was 14.96% compared to the same month in 2020.

On March 12, 2021, President Recep Tayyip Erdoğan announced the Economic Reform Package. The package aims to grow the Turkish economy on the basis of investment, production, jobs, and exports.

On March 23, 2021, the Economic Reform Action Plan for the Economic Reform Package was announced by the Ministry of Treasury and Finance. The action plan contains several measures under 10 main titles – including public finance, price stability, financial sector, current deficit, employment, corporate governance, investment incentives, easing internal trade, rivalry and market surveillance.

On September 5, 2021, the Government announced the Medium Term Program covering the 2022-2024 period (the “2022-2024 Medium Term Program”). In the 2022-2024 Medium Term Program, the GDP growth target is 9% for 2021, 5% for 2022, and 5.5% for 2023 and 2024. According to the Medium Term Program, the Central Government budget deficit to GDP ratio target is 3.5% for 2021 and 2022, and 3.2% for 2023. At the end of the program period, the targeted ratio of budget deficit to GDP is 2.9%. The EU-defined general government debt stock to GDP ratio, which is expected to be 36.6% in 2021, is projected to be 35.8% in 2022, 35.4% in 2023 and 34.7% in 2024. The current account deficit to GDP ratio target is 2.6% for 2021, 2.2% for 2022, 1.5% for 2023 and 1% for 2024.The CPI inflation target is 16.2% by the end of 2021, 9.8% by the end of 2022, 8% by the end of 2023 and 7.6% by the end of 2024. The unemployment target is 12.6% for 2021, 12% for 2022, 11.4% for 2023, and 10.9% for 2024.

TOURISM

In 2020, the number of foreign visitors visiting the Republic decreased by approximately 71.74% to 12,734,213 people as compared to 2019. In July 2021, the number of foreign visitors visiting the Republic increased by 367.45% to 4,360,952 people as compared to the same month in 2020. According to the Turkish Statistical Institute, in the first quarter of 2021, tourism revenues decreased by 40.2% compared to the same period of 2020. In the second quarter of 2021, tourism revenues were U.S.$3,003,628,000. The Turkish Statistical Institute announced that the rate of change relative to the second quarter of 2020 could not be calculated since no survey could be conducted at the border gates due to COVID-19-related restrictions in place during the second quarter of 2020.

EMPLOYMENT AND WAGES

In July 2021, non-seasonally adjusted total civilian employment was 29.206 million of whom approximately 18.4% were employed in agriculture, 20.4% in industry, 5.8% in construction and 55.5% in services sectors. In July 2021, non-seasonally adjusted labor force participation rate was at 52.1%, which represented a 1.8 percentage point increase compared to the same period of the previous year.

As of August 2021, the total asset value of the Unemployment Insurance Fund amounted to approximately TL 88.35 billion. As of August 2021, 82.93% of the Unemployment Insurance Fund was invested in bonds and 17.07% of the assets were held in deposits.

As of June 2021, there were 399 pension funds offered to the public. As of June 2021, the total net asset value of these funds increased to TL 183.6 billion from approximately TL 148.3 billion in June 2020.

FOREIGN TRADE AND BALANCE OF PAYMENTS

In July 2021, the trade balance posted a deficit of U.S.$4.278 billion, with a 51.3% increase compared with July 2020. In July 2021, total goods imported (c.i.f.), including gold imports, increased by 16.8% to approximately U.S.$20.693 billion, as compared to approximately U.S.$17.718 billion during the same period in 2020. In July 2021, the import of capital goods, which are used in the production of physical capital, decreased by 1.3% over the same period in 2020; the import of intermediate goods such as partly finished goods and raw materials, which are used in the production of other goods, increased by 25.7% over the same period in 2020; and the import of consumption goods decreased by 14.6% over the same period in 2020. In July 2021, total goods exported (f.o.b.), increased by 10.2% to approximately U.S.$16.415 billion, as compared to approximately U.S.$14.891 billion during the same period of 2020. According to provisional data, foreign direct investment inflows into Turkey amounted to U.S.$1,036 million in July 2021.

The following table summarizes the balance of payments of Turkey for the period indicated:

in millions of U.S. Dollars	July 2021
CURRENT ACCOUNT	-683
Trade Balance	-2,984
Goods Exports	16,539
Goods Imports	19,523
Services	2,948
Primary Income	-702
Secondary Income	55
CAPITAL ACCOUNT	-19
FINANCIAL ACCOUNT	-4,884
Direct Investment (net)	-1,030
Portfolio Investment (net)	-1,933
Assets	-129
Liabilities	1,804
Other Investment (net)	-1,921
Assets	-2,092
Liabilities	-171
RESERVE ASSETS	6,700
NET ERRORS AND OMISSIONS	2,518

Source: Central Bank

In June 2021, the volume of crude oil imports increased by 43.26 % compared to June 2020. In June 2021, natural gas imports increased by 104.20% to 4,065.34 million cubic meters compared to 1,990.91 million cubic meters in June 2020. In June 2021, liquefied petroleum gas imports decreased by 1.50% to 248,358.427 tons compared to 252,133.662 tons in June 2020.

As of July 2021, total gross international reserves were U.S.$105,760 million (compared to U.S.$90,254 million as of July 2020). As of July 2021, gold reserves were U.S.$41,592 million (compared to U.S.$43,572 million as of July 2020) and the Central Bank gross foreign exchange reserves were U.S.$62,612 million as of July 2021 (compared to U.S.$45,148 million as of July 2020).

As of July 2021, the Central Bank reported contingent liabilities in foreign currency, including commercial banks’ reserve requirements held at the Central Bank, to be approximately U.S.$46,056 million (compared to approximately U.S.$34,074 million as of July 2020). As of July 2021, the Central Bank reported foreign currency loans, securities and deposits to be approximately U.S.$20,197 million (compared to approximately U.S.$24,865 million as of July 2020).

As of September 17, 2021, the Central Bank held approximately TL 108.97 billion in public sector deposits.

MONETARY POLICY

The inflation target for 2021 is 5%, with a 2 percentage point uncertainty band in both directions.

On September 20, 2021, the Central Bank foreign exchange buying rate for U.S. Dollars was TL 8.6648 per U.S. Dollar.

The following table displays the period-end foreign exchange buying rate of Turkish Lira per U.S. Dollar, euro, and Japanese Yen and against the U.S. Dollar-euro currency basket:

Period-End Exchange Rates

2020**
Turkish Lira per U.S. Dollar	7.42
Turkish Lira per euro	9.12
Turkish Lira per 100 Japanese Yen	7.18
Turkish Lira per Currency Basket*	8.27

*	The basket consists of U.S.$0.5 and €0.5.
**	As of December 31, 2020.

Source: Central Bank

As of September 10, 2021, the CBRT’s international reserve level is approximately U.S.$120.141 billion. The Republic deems it necessary to consider both official reserves and external foreign exchange deposits of the banking system and corporations when evaluating the adequacy of all reserve assets held against external liabilities, due to the typical inclination of households and corporations towards foreign exchange deposits in the banking sector. The CBRT aims to strengthen its international reserves and effectively manage its reserves. However, as a result of the implementation of certain monetary and exchange rate policies, short-term fluctuations can be observed in the level of foreign exchange reserves. Among these, banks’ use of the foreign exchange and gold swap facilities provided by the CBRT has been the main cause of temporary fluctuations in the level of foreign exchange reserves. Other factors affecting foreign exchange reserves include changes in foreign exchange and Turkish Lira required reserve ratios, changes in banks’ free foreign currency accounts, foreign exchange sales to energy importing state-owned enterprises, foreign debt and other current foreign exchange transactions carried out on behalf of the Ministry of Treasury and Finance, onshore and offshore foreign exchange denominated issuances by the Ministry of Treasury and Finance, export rediscount credit foreign exchange repayments.

On February 24, 2021, the CBRT announced that it revised the reserve requirement regulation again to improve the effectiveness of the monetary transmission mechanism. In this respect, the CBRT decided: (i) to increase Turkish lira reserve requirement ratios by 200 basis points for all liability types and maturity brackets, (ii) to decrease the upper limit of the facility for holding FX from 30% to 20% of Turkish lira reserve requirements, (iii) to decrease the upper limit of the facility for holding standard gold from 20% to 15% of Turkish lira reserve requirements. In addition, the remuneration rate applied to TL-denominated required reserves was increased by 150 basis points to 13.5%. These changes took effect from the calculation date of February 19, 2021 with the maintenance period starting on March 5, 2021.

On January 21, 2021 and on February 18, 2021, the Monetary Policy Committee decided to keep the policy rate (one-week repo auction rate) constant at 17%.

On January 28, 2021, the CBRT released its first-quarter inflation report stating that inflation is projected to be 9.4% at the end of 2021.

On March 18, 2021, the Monetary Policy Committee decided to increase the policy rate (one-week repo auction rate) from 17% to 19%.

In accordance with a decree published in the Official Gazette No. 31429 dated March 20, 2021, Mr. Naci Ağbal was removed from duty, and Mr. Şahap Kavcıoğlu was appointed as new Governor of the Central Bank. On April 2021, average exchange rate was TL 8.1728 per U.S. Dollar, while average exchange rate was TL 7.6820 per U.S. Dollar on March 2021.

On each of April 15, 2021, May 6, 2021, and June 17, 2021, the Monetary Policy Committee decided to keep the policy rate (one-week repo auction rate) constant at 19%.

On April 29, 2021, the CBRT released its second-quarter inflation report. The CBRT revised its inflation forecast for end-2021 upward by 2.8%, from 9.4% to 12.2%.

On June 15, 2021, CBRT announced that the swap agreement signed with China’s Central Bank in 2019 had been upsized by TL 35.1 billion and 23 billion Chinese yuan.

On July 1, 2021, the CBRT announced that it revised the reserve requirement regulation to improve the effectiveness of the monetary transmission mechanism. In this respect, the CBRT decided: (i) to increase the FX deposits/participation funds reserve requirement ratios by 200 basis points for all liability types and maturity brackets, (ii) to decrease the upper limit of the facility for holding FX from 20% to 10% of Turkish lira reserve requirements. In addition, FX deposits/participation funds available as of June 25, 2021 and converted to Turkish lira deposits/participation funds after this date will be exempt from reserve requirement liabilities, and additional remuneration rates will be applied to Turkish Lira denominated required reserves to increase the share of Turkish lira in the total deposits/participation funds in the banking system. These changes took effect from the calculation date of July 19, 2021 with the maintenance period starting on August 6, 2021.

On July 14, 2021 and August 12, 2021, the Monetary Policy Committee decided to keep the policy rate (one-week repo auction rate) constant at 19%.

On July 29, 2021, the CBRT released its third-quarter inflation report. The CBRT revised its inflation forecast for end-2021 upward by 1.9%, from 12.2% to 14.1%.

On August 12, 2021, the CBRT announced that a Turkish Lira-Korean Won bilateral swap agreement signed with the Bank of Korea to promote bilateral trade through a swap-financed trade settlement facility and financial cooperation for the economic development of the two countries. The swap agreement allows for the exchange of local currencies between the two central banks of up to TL 17.5 billion or KRW 2.3 trillion. The effective period is 3 years from August 12, 2021 and can be extended by mutual agreement between the two sides.

On September 15, 2021, the CBRT decided to increase the reserve requirement ratios for FX deposits/participation funds by 200 basis points for all maturity brackets, to be effective on October 1, 2021. The facility for holding FX for Turkish lira reserve requirements will be terminated by decreasing its limit from 10% to 0% on October 1, 2021. With this decision, as of 1 October 2021, TL-denominated required reserves are expected to increase by approximately TL 13.9 billion, and required reserves in FX and gold are expected to increase by an equivalent of approximately U.S.$3.4 billion.

On September 17, 2021, the CBRT announced that it had changed the conditions for utilization and repayment of rediscount credits for export and foreign exchange earning services, to be effective from 1 October 2021. In this respect, the total rediscount credit limit has been increased to U.S.$30 billion. Of this limit, U.S.$20 billion is allocated to the credits to be extended via Türk Eximbank, and U.S.$10 billion is allocated to the credits to be extended via other banks. The Turkish lira equivalent of U.S.$5 billion of the aforementioned total limit can also be used for rediscount credits in Turkish lira. The conditions for utilization and repayment for said credits, which are determined by the CBRT, is listed below.

•	Credits will be extended to net exporter firms with an export amount that is at least 10% more than their import amount in the last three years or the last year.

•	Credits can only be used for payments of the specified expenditures in Turkish lira.

•	Credit repayments will be made only with export proceeds.

•

The maximum maturity of credits has been updated to 180 days from 240 days. For credits that are extended to finance exports to new markets, exports of high technology products and foreign exchange earning services, the maximum maturity will remain as 360 days.

•	The maximum commission rates that can be charged by intermediary banks will be 100 basis points.

•	For firms that make a commitment to sell additional export proceeds to the CBRT, the interest rate applicable to the credit will be discounted.

BANKING SYSTEM

The banking system in the Republic had a capital adequacy ratio of 17.45% and a relatively low non-performing loan ratio of 3.71% as of July 2021.

As of July 2021, the loan to deposit ratio and return on average assets of the banking sector were 103.39% and 0.62%, respectively.

As of September 20, 2021, the RRRs for Turkish Lira deposits/participation accounts were between 3.0% and 8.0% depending on maturity. Furthermore, as of that date, RRRs were 8.0% for Turkish Lira demand deposits, notice deposits and private current accounts, and deposits/participation accounts with maturities up to one month and three months (including 1 and 3 months). On November 27, 2020, the CBRT announced that the same reserve requirement ratios and remuneration rates will be applied to all banks.

PUBLIC FINANCE AND BUDGET

In August 2021, the Central Government consolidated budget expenditures were approximately TL 105.7 billion (compared to approximately TL 80.3 billion during the same month of 2020), the Central Government consolidated budget revenues were approximately TL 146.5 billion (compared to approximately TL 108.6 billion during the same month of 2020), the Central Government consolidated budget surplus was approximately TL 40.8 billion (compared to a surplus of approximately TL 28.2 billion during the same month of 2020), and the Central Government consolidated budget primary surplus was approximately TL 54.5 billion (compared to a surplus of approximately TL 40.1 billion during the same month of 2020). A Central Government budget deficit to GDP ratio of 3.5% for 2021 and 2022, and 3.2% for 2023 are expected through the 2022-2024 Medium Term Program that was announced on September 5, 2021. At the end of the program period, the ratio of budget deficit to GDP is targeted to be 2.9%.

The following table sets forth the details of the Central Government budget for the periods indicated:

Central Government Budget (In Thousands of TL)	2020 (cumulative)	August 2021
Budget Expenditures	1,202,236,469	105,702,663
1-Excluding Interest	1,068,274,160	92,045,729
Compensation of Employees	287,768,675	27,786,902
Social Security Contributions	48,285,558	4,625,508
Purchase of Goods and Services	96,398,807	7,755,089
Current Transfers	497,989,476	40,354,837
Capital Expenditures	92,911,410	7,373,733
Capital Transfers	15,170,563	600,286
Lending	29,749,671	3,549,374
2-Interest	133,962,309	13,656,934
Budget Revenues	1,029,493,304	146,539,346
1-General Budget Revenues	1,000,038,914	143,385,106
Taxes	833,062,294	131,120,979
Property Income	59,409,995	1,514,597
Grants and Aids and Special Revenues	10,430,055	1,093,806
Interest, Shares and Fines	88,434,090	9,262,143
Capital Revenues	7,533,512	251,638
Collections from Loans	1,168,968	141,943
2-Special Budget Institutions	21,692,000	2,566,237

Central Government Budget (In Thousands of TL)	2020 (cumulative)	August 2021
3-Regularity & Supervisory Institutions	7,762,390	588,003
Budget Balance	-172,743,165	40,836,683
Balance Excluding Interest	-38,780,856	54,493,617

Source: Ministry of Treasury and Finance

The process of Parliamentary negotiations for the 2022 Budget Law is expected to begin in October 2021.

PRIVATIZATION

The privatization implementations of Turkey amounted to approximately U.S.$22.27 million in 2020 and approximately U.S.$103.72 million as of September 7, 2021.

The following table sets out a summary of the most significant privatization implementations completed since 2018:

Name of The Company or Asset	Date of Privatization	Amount (U.S. Dollars)
EÜAŞ - Menzelet ve Kılavuzlu HES	3/9/2018	335,004,857
T. Şeker Fabrikaları - Turhal Şeker Fabrikası	6/7/2018	123,440,720
T. Şeker Fabrikaları - Çorum Şeker Fabrikası	6/25/2018	112,156,679
T. Şeker Fabrikaları - Afyon Şeker Fabrikası	8/17/2018	125,038,805

Note: Only privatizations worth U.S.$100 million or more are listed above.

Total privatization proceeds realized by the Turkish Privatization Administration since 1986 amounted to approximately U.S.$70.49 billion as of September 7, 2021.

As of September 7, 2021, the Privatization Administration of Turkey has issued separate tenders to privatize 28 sugar factories.

DEBT

On October 30, 2020, the Ministry of Treasury and Finance published the 2021 financing program. According to the financing program, the total amount of debt service in 2021 is projected to be TL547.2 billion, comprising of payments of TL 385.0 billion in principal and TL 162.2 billion in interest. Total domestic debt service is expected to be TL 449.0 billion while total external debt service is expected to be TL 98.2 billion. On the external financing front, the Ministry of Treasury and Finance plans to raise U.S.$10.0 billion in equivalent external funding in 2021 through bond issuances in international capital markets.

On September 5, 2021, the Medium Term Program for years 2022-2024 was published. According to the 2022-2024 Medium Term Program, the EU-defined general government debt stock to GDP ratio, which is expected to be 36.6% in 2021, is estimated to be 35.8% in 2022, 35.4% in 2023 and 34.7% in 2024.

The Central Government’s total domestic debt stock was approximately TL 1,169 billion as of the end of August 2021, compared to approximately TL 1,098 billion as of the end of August 2020.

In August 2021, the average maturity of the Republic’s domestic cash borrowing was 53.9 months, as compared to 31.4 months in August 2020. The average annual interest rate on domestic cash borrowing (including discounted treasury bills/government bonds) on a compounded basis was 13.84% in August 2021, compared to 8.52% in August 2020.

The Monetary and Exchange Rate Policy for 2021 document was released on December 16, 2020. According to the report the CBRT’s open markets operations portfolio (including the GDDS bought from the Unemployment Insurance Fund via banks) is TL 79.9 billion nominal. In accordance with the CBRT’s monetary policy stance in 2021, it is projected that no purchases will be made for securities to be redeemed in 2021 amounting to TL 16.1 billion nominal. And all securities included, the CBRT’s open markets operations portfolio is not envisaged to exceed the maximum nominal level of TL 64 billion at the year end.

The total gross outstanding external debt of the Republic was approximately U.S.$448,393 million (at then-current exchange rates) at the end of the first quarter of 2021.

The following table summarizes the gross external debt profile of the Republic (at period end):

Gross External Debt Profile (in millions of U.S. Dollars)	2020 Q1	2020 Q2	2020 Q3	2020 Q4	2021 Q1
GROSS EXTERNAL DEBT	431,367	425,830	435,850	450,056	448,393
SHORT-TERM	119,209	124,694	133,395	138,436	140,830
Public Sector	25,991	26,068	26,213	25,648	26,959
Central Bank	8,385	19,630	21,021	21,382	22,662
Private Sector	84,833	78,996	86,161	91,406	91,209
LONG-TERM	312,158	301,136	302,455	311,620	307,563
Public Sector	144,144	138,662	140,291	147,632	146,210
Central Bank	0	0	0	0	0
Private Sector	168,014	162,474	162,163	163,988	161,352

Source: Ministry of Treasury and Finance

Since 2003, the Republic’s strategic benchmarking policy, together with high growth rates and prudent fiscal policies, has helped to mitigate the risk exposure of its debt portfolio. For 2021, the Republic’s primary pillars of borrowing strategies are:

•	to borrow mainly in Turkish Lira;

•	to borrow in foreign currencies in addition to the U.S. Dollar in international markets for the purpose of market diversification;

•

to keep the share of debt maturing within 12 months and the share of debt stock with interest rate refixing period of less than 12 months at a certain level, by taking into account appropriate instrument and maturity composition to optimize interest payments; and

•	to keep a certain level of cash reserve in order to reduce the liquidity risk associated with cash and debt management.

The Republic prepares its domestic and external borrowing programs by factoring in these strategies. By implementing a strategic benchmarking policy, the sensitivity of Treasury’s debt portfolio to risks associated with foreign exchange, interest rate and liquidity have been significantly reduced. The Republic has also strengthened its debt sustainability.

The Republic’s general government gross debt to GDP ratio of 40.4% in the first quarter of 2021. The Republic also maintains a large cash balance to cover its financing needs. As of September 17, 2021, the Republic’s cash account with the CBRT stood at approximately TL 217.7 billion. As of year-end 2020, it was TL 128.5 billion.

COVID-19 has clearly negatively affected and will continue to negatively affect growth globally. In order to support the Turkish economy and mitigate the impacts of COVID-19, the Turkish government has announced a stimulus package, the “Economic Stability Shield,” which primarily consists of an increase to the Credit Guarantee Fund limit, tax cuts in various sectors, payment deferrals, short work allowances and increased pension payouts. Such supporting economic activities are expected to contribute to recovery in growth and prevent permanent deterioration both fiscally and to debt stock.

On the other hand, prolonged use of COVID-19-related supporting measures, such as the postponement of collection of certain taxes, extension of credit guarantee schemes, and subsidized loans may lead to a possible decline in government revenues for the Republic or an increase in public sector spending. This may pose a risk of increase in the planned amount of borrowing and a rise in the Turkey’s gross public debt to GDP ratio.

SUMMARY OF KEY ECONOMIC INDICATORS

The following table summarizes the key economic indicators of Turkey for the periods indicated:

	2016	2017	2018	2019	2020	2021**
Nominal GDP (in billions of TL)	2,627	3,134	3,758	4,320	5,048	1,581
Real GDP Growth (%)	3.3	7.5	3.0	0.9	1.8	21.7
Unemployment (%)	10.9	10.9	11.0	13.7	13.2	11.8
Consumer Price Index (%)	8.53	11.92	20.30	11.84	14.60	17.53
Domestic Producer Price Index (%)	9.94	15.47	33.64	7.36	25.15	42.89
Current Account Balance (in millions of USD)	-26,849	-40,584	-20,745	8,830	-36,724	-13,601
Central Government External Debt Stock (in millions of USD)	82,615	90,241	91,245	96,443	102,317	104,164
Public Sector Borrowing Requirement/GDP (%)	1.0	1.8	2.5	3.2	3.9	3.9	*

*	2022-2024 Medium Term Program realization estimate.
**	As of the end of Q2 2021.

Sources: TURKSTAT, Central Bank, Ministry of Treasury and Finance

From June 28, 2021 to September 20, 2021, the Istanbul Stock Exchange National 100 Index (since April 5, 2013 the Istanbul Stock Exchange has carried out its operations under the title of “Borsa Istanbul”) remained unchanged.

DESCRIPTION OF THE REPUBLIC

Turkey has an executive presidential system of government. Since its founding in 1923, Turkey has aligned itself with the west and is a member of numerous international organizations, including the North Atlantic Treaty Organization (“NATO”), the Council of Europe, the World Bank, the International Monetary Fund (“IMF”) and the Organization for Economic Cooperation and Development (the “OECD”). Turkey is also an associate member of the EU and a founding member of the European Bank for Reconstruction and Development (the “EBRD”).

Since 1980, the Turkish Government has embarked upon a series of market-oriented reforms which, among other things, were designed to remove price controls and reduce subsidies, reduce the role of the public sector in the economy, emphasize growth in the industrial and service sectors, encourage private investment and savings, liberalize foreign trade, reduce tariffs and promote export growth, ease capital transfer and exchange controls and encourage foreign investment, increase the independence of the Central Bank of the Republic of Turkey (the “Central Bank” and “CBRT”) and reform the tax system. Turkey moved towards full convertibility of the Turkish Lira by accepting the obligations of Article VIII of the IMF Articles of Agreement in March 1990. Turkey has undergone an important restructuring process after a 2001 crisis by implementing fundamental fiscal, financial, economic and legal transformation. These reforms include increasing financial liberalization by improving the banking sector, decreasing the public share in the economy via privatization, increasing and improving the regulatory role of the government in the economy, liberalization of energy, communication, education, health and agricultural sectors, and promoting competition and transformation in these sectors. As a result, the Turkish economy achieved striking growth rates. Turkey has developed a market-oriented, highly diversified economy with growing industrial and service sectors, while retaining a prominent agricultural sector that makes the country largely self-sufficient in foodstuffs. According to the Turkstat, in 2020, agriculture, industrial sector and services sector accounted for 6.6%, 22.4% and 60% of GDP respectively. The average GDP growth rate during the 2016-2020 period was 3.3%. See “Economy—Services,” “Economy—Principal Industries” and “Economy—Agriculture” for details.

LOCATION, AREA AND TOPOGRAPHY

Turkey, situated at the junction of Europe and Asia, is an important crossroads between Western Europe, the Middle East and Asia. Turkey’s location has been a central feature of its history, culture and politics. Turkey’s land borders extend for more than 2,600 kilometers and are shared with eight countries: Greece and Bulgaria in the west and northwest, Iran in the east, Armenia, Georgia and Azerbaijan in the northeast, and Iraq and Syria in the south.

Turkey’s coastline extends for approximately 7,200 kilometers along the Black Sea in the north, the Aegean Sea in the southwest and the Mediterranean Sea in the south, all of which are connected by the Bosporus, the Sea of Marmara and the Dardanelles.

Turkey has an area of approximately 814,578 square kilometers (inclusive of its lakes), and its topography is varied. Most of the country consists of highland plateau surrounded by mountainous areas which rise toward the east. Climatic conditions differ widely among the regions.

Turkey is among the countries that are most affected by natural disasters on a global scale due to its tectonic, seismic, topographic, and climactic structure. Although disasters such as floods, avalanches, landslides, and fires are common in the country, earthquakes are typically the most devastating natural disasters in Turkey. According to the 2018 Earthquake Hazard Map of Turkey, a significant portion of Turkey’s population and most of its economic resources are located in seismically hazardous areas. On average, Turkey and its surrounding areas experience two 5 to 5.9 magnitude earthquakes per month and have experienced a large number of earthquakes in recent years, some quite significant in magnitude, which renders the proper management and coordination of disasters absolutely crucial. In the event of future earthquakes, effects from the direct impact of such events could result in a significant loss of lives and have a material adverse effect on Turkey’s economy. In addition to natural disasters, man-made disasters such as chemical, biological, radiological, and nuclear (“CBRN”) incidents have also been frequently experienced in Turkey. CBRN threats in Turkey as well as all over the world have seen a considerable increase in recent years.

The 1999 Marmara earthquake marked the turning point in the area of disaster management and coordination and clearly demonstrated the need to reform disaster management, compelling Turkey to establish a single government institution to coordinate and exercise legal authority in cases of disaster and emergencies.

The Turkish Parliament passed Law No. 5902 in 2009 to form the Disaster and Emergency Management Authority (“AFAD”) under the Turkish Prime Ministry and abolish various agencies which previously held jurisdiction over issues of disaster management. After Turkey adopted a presidential system of governance on April 16, 2017 and the new executive presidential system entered into force with the June 24, 2018 elections, Presidential Decree No. 4, which was published in the Official Gazette on July 15, 2018, reformed AFAD (previously an agency under the office of the Prime Ministry) as an agency under the Ministry of Interior. Decree No. 4 defines the purpose and scope of the Presidency as follows: “to take the necessary measures for the effective provision of services concerning disaster and emergency recovery and civil defense at a country level, ensuring preparedness and risk reduction before events occur; to provide coordination among institutions and agencies in charge of response and recovery operations during and after such events; to conduct and coordinate humanitarian aid operations at home and abroad; and to formulate and implement policy recommendations related to these issues.”

AFAD works to prevent disasters and minimize disaster-related damages, plan and coordinate post-disaster responses, and promote cooperation among various government agencies. Notwithstanding its position as the sole authority on disasters and emergencies, AFAD cooperates with a range of government institutions and non-governmental organizations depending on the nature and severity of disasters.

The mission of AFAD for the period from 2019 to 2023 is “to engage in the efforts required for the effective management of processes relating to disasters and emergencies, to ensure coordination among the relevant institutions and agencies, and to formulate policies in this field”. AFAD aims to serve as an organization that focuses on risk management, with an awareness of the importance of sustainable development that takes care to ensure efficiency, effectiveness and reliability in the provision of services, that is influential on an international level and that effectively coordinates all agencies involved in disaster management. Considering the need to raise public awareness of disasters and emergencies, as well as the level of preparedness, in parallel with efforts to reduce risks in the strategic plan period, the Presidency’s vision was revised to “Building a disaster-resilient community”.

AFAD’s new strategic plan, developed with a participatory approach on a solid foundation that takes into account national and international conjuncture, was created around six components, which are “Coordination and Communication, Risk Mitigation, During and Post-disaster, Social Awareness, International Influence and Institutional Capacity”, as well as the goals that serve these themes. As the successor of the Hyogo Framework for Action, covering the period from 2015 to 2030, the Sendai Framework seeks to reduce losses resulting from disasters, prevent new risks, mitigate existing risks and enhance resilience to disasters. The Sendai Framework for Disaster Risk Reduction defines the basic building blocks for disaster management until 2030 and is the main reference source for the national development plans and programs, as well as for AFAD’s Strategic Plan.

In 2012, AFAD published the National Earthquake Strategy and Action Plan 2012-2023. The main objective of this plan is to prevent or reduce the physical, economic, social, environmental and political damages and losses that earthquakes may cause, and to create new earthquake-resistant, safe, prepared and sustainable living environments.

In order to enhance coordination and improve the management of risks and dangers posed by disasters in Turkey, AFAD introduced a novel disaster management model known as the “Integrated Disaster Management System”, which is intended to prioritize Turkey’s transition from crisis management to risk management.

The Integrated Disaster Management System consists of four axes:

1-Mitigation: This axis covers activities focused on reducing or eliminating the likelihood of loss or lessening its intensity through risk evaluation.

2-Preparedness: This axis covers preparation and training activities for disaster intervention procedures through coordination of people and institutions.

3-Response: This axis covers activities focused on determining and meeting all necessities that may arise as a result of disasters and emergencies as promptly as possible.

4-Recovery: This axis covers the activities that are focused on normalizing, and if possible, further improving all life systems that have been disrupted due to disaster or emergency, in the fastest and most targeted way.

Within the framework of the integrated disaster management system, there are several initiatives directed towards disaster management policies, strategies and practices related to disasters and emergencies, aimed at ensuring the proper distribution of tasks among all stakeholders and effective monitoring and evaluation of these duties, such as the Turkey Disaster Risk Reduction Plan (“TARAP”), the Turkey Disaster Management Strategy and Action Plan (“TAYS”), and the Turkey Disaster Response Plan (“TAMP”).

After the Van Earthquake in October 2011, the need for a comprehensive action plan became clear as then-current legislation in Turkey was no longer fulfilling present day’s needs. New studies and plans on disaster management emerged due to advances in technology and increased disaster awareness. Following a detailed inspection of various types of events; a plan was created to define the roles and responsibilities for all parties involved in disaster and emergency response situations to determine the basic principles of a response plan in all three phases: before, during and after disaster and emergency situations. AFAD named this plan TAMP.

TAMP is flexible, modularly-structured and adaptable to all types and scales of disasters and guides the planning and coordination of public institutions and non-governmental organizations in the event of a local- or national-level disaster to minimize the loss of life and property via efficient resource management. TAMP gives responsibilities to personnel of all parties involved (ministries, the public institutions and non-governmental organizations) in the wake of a local- or national-level disaster to work under different working groups. Personnel, equipment and resource analysis is carried out to analyze the current situation and identify the strengths and weaknesses in current disaster response procedures so as to increase the disaster and emergency management capacity in Turkey. Currently, TAMP is in force and is applied in every disaster situation.

Work on TAYS began in 2016. This plan will take the form of an action plan that includes the responsibilities and task distribution of all stakeholders related to disaster management. The aims of this plan are (i) to increase the effectiveness of all sectors in disaster management, (ii) to give priority to emergency needs, and (iii) to increase social resilience against disasters. TAYS has not yet been completed.

Since its foundation, AFAD has been adhering to the philosophy of switching from crisis management to risk management. As a result, the risk management and risk reduction efforts in the Republic have been given fresh impetus. In 2017, the Disaster Risk Reduction System (ARAS) Project was launched for the purpose of using different methods for landslide, rockfall and avalanche risk analysis so that more accurate maps can be produced and analysis can be performed, stored and shared on the same platform. As of year-end 2020, the ARAS system has been made available in the 81 provinces and continues to be actively used. Landslide, rockfall, avalanche susceptibility and hazard maps have been produced for all provinces and shared with the public institutions and organizations that act as stakeholders in disaster risk mitigation.

Preparatory work on TARAP started in 2017. TARAP aims to identify disaster risks in prioritized categories and to create a blueprint for a set of measures with specific directions on the authority, timing and structure of the implementation of disaster-related measures. After the completion and operationalization of TARAP, redundant investments and efforts in disaster risk mitigation will be prevented, and Turkey will be more resilient against disasters.

In line with its strategic goals, AFAD is conducting several capacity-building activities to improve disaster resilience in society. Some of these key activities include disaster risk reduction activities, situational awareness efforts, CBRN oriented initiatives and humanitarian assistance.

Focusing seriously on disaster risk reduction activities, AFAD completed the pilot study that resulted in the first provincial-level disaster risk reduction plan of Turkey in Kahramanmaraş. IRAP (the provincial level disaster risk reduction plan) has 3 goals, 21 targets and 225 actions. Most of the actions address the recommendations of the Sendai Framework priorities, and thus aim to reduce and prevent disaster risks. In the plan, relevant stakeholders have been designated to accomplish actions in a specific implementation period. In 2020, 6 more provincial plans were completed. At the end of 2020, a guide was prepared and published with a circular. In line with the guideline, 74 more provinces have started to work on recovery. All Plans will be completed by the end of 2021. IRAP addresses the need to manage underlying disaster risk drivers and strengthen good governance in disaster risk management with a focus on local governments, including authorities and managers at city or other sub-national levels.

With the aim of increasing disaster awareness in society, AFAD launched the “Disaster Prepared Turkey Raising Awareness and Training Project” in 2013. The main objective of this project is to raise awareness among citizens about the disaster risks, with a special focus on earthquakes, in the area they live in, to take measures to reduce the damage that they and their families may experience in their homes and work places, and to prepare them for the moment of disaster and the aftermath. Between 2013 and 2020, more than 32 million citizens were reached under the project through face-to-face indoor trainings, practices at three mobile earthquake simulation trucks and three simulation centers at key cities in Turkey.

Within the framework of the integrated disaster risk management approach and with the mission of creating a disaster-resilient society, between July 2019 and August 2020, AFAD has conducted a risk information and communication campaign titled “Year of Disaster Preparedness”. Under this campaign, awareness-raising activities were carried out on the provincial and national level with different themes of disaster management such as “Preparing Emergency Kit”, “Emergency Assembly Areas”, “Disaster Insurance”, “Safe Buildings”, “First Aid”, “Volunteering”, “Fire” and “Disaster Drills”.

2021 was declared as the “Disaster Training Year”, as a continuation of previous projects, with the purpose of increasing the public’s level of disaster awareness and initiating a change in disaster risk reduction and prevention habits. The overall target of this campaign is to reach 50 million people through various activities carried out in cooperation with ministries and public agencies, nongovernmental organizations (such as search and rescue and humanitarian NGOs, chambers, unions of different professions, sport federations etc.), the private sector and universities:

•

Since the beginning of 2021, over 15 million citizen received one hour of online or face to face “Disaster Awareness Training”, covering topics of prevention and preparedness for earthquake, flood, landslide, fire and avalanche at the individual and household levels. Other trainings such as “Fire Awareness”, “CBRN Awareness and Suspicious Packages” and “Basics of Search and Rescue” are also conducted for citizens widely.

•

In order to raise awareness levels of public authorities and improve local capacities relating to disaster and emergency management at the local and national level, Governors, local administrators, Mukhtars/Heads of Villages and Village Council Members attend disaster awareness and disaster management training programs.

•

Public spot videos, animations, posters and booklets (in Turkish, English and Arabic) concerning different types of disaster risks were prepared and accessible through official web sites and social media accounts.

Aiming to get volunteers involved in disaster management, AFAD initiated the AFAD Volunteerism System Project in 2018. The scope of the project is to ensure that persons wishing to take a voluntary role in any phase of the disaster management cycle can participate in accordance with certain standards, identify the fields of volunteer activity, increase volunteer capacities through trainings and monitor volunteer performance within the system. The aim here is to construct a voluntary pool within the AFAD Volunteerism System, aimed at directing people in the pool to be able to work effectively in coordination with professional staff during every phase of disaster management cycle.

In addition to these efforts, AFAD also plays a key role in coping with man-made disasters such as CBRN. Turkey conducts several capacity-building activities such as trainings, exercises, increasing equipment inventory and preparing CBRN strategy papers in order to cope with these threats more effectively. In addition, important collaborations have been established with international organizations in the field of CBRN, such as OPCW, IAEA and NATO, in order to carry out international CBRN activities. One of the most important international activities in the CBRN field was the International CBRN Congress, which was first held in December 2017 and then in November 2019. More than 700 people from governmental institutions, universities, the private sector and international organizations participated in both congresses. Another considerable work of Turkey in the field of CBRN management is the revision of the current CBRN legislation, detailing the CBRN incident management process and clarification of the roles and responsibilities of the relevant institutions in order to enhance the coordination and implementation of CBRN activities.

The Turkish nation has an enduring tradition of humanitarian aid emanating from its history and culture. In addition to disaster and emergency management activities within Turkey, AFAD also carries out humanitarian aid operations abroad. Turkey has always perceived providing international aid to countries during times of natural disasters, war, poverty and social clashes as a humanitarian duty and an important element in achieving a stable international community.

Between 2009 and 2020, Turkey carried out humanitarian aid operations in order to help people affected by disasters and emergencies such as earthquakes, floods, drought, famine, fire and international disturbances. AFAD’s contributions have increased over the years and aid has reached above 65 countries across 5 continents. According to the Global Humanitarian Assistance Report, Turkey has been one of the lead countries in providing humanitarian aid over the past couple of years.

One of the goals of the AFAD Strategic Plan is “to become a leading organization in the international arena.” AFAD aims to become a leading organization in the world by increasing its institutional presence in the international arena. In pursuit of this goal, AFAD has collaborated with international organizations and countries, and played an active role in such initiatives.

POPULATION

According to estimates of the Turkish Statistical Institute (“TURKSTAT”), the population of Turkey was 83,614,362 on December 31, 2020. The annual population growth rate for Turkey in 2020 was 0.5%, compared to an annual growth rate of 1.4% in 2019. Turkey’s population is relatively young compared to other European countries, and the transformation of Turkey’s economy from a largely agricultural economy to an industrial and service-oriented economy has led to an increasingly urban population. In 2020, the median age of the population in Turkey was 32.7, with a median age of 32.1 for males and 33.4 for females. Persons of working age, the age group of 15-64, constituted 67.7% of the total population in 2020.

The largest city in Turkey, with a population of about 15.5 million, is Istanbul, the country’s commercial center. Ankara, the capital city of Turkey, with a population of about 5.6 million is the second largest city. Izmir, with a population of about 4.4 million, is third largest. Other cities with populations in excess of one million are (in alphabetical order) Adana, Antalya, Aydin, Balikesir, Bursa, Denizli, Diyarbakir, Gaziantep, Hatay, Kahramanmaraş, Kayseri, Kocaeli, Konya, Manisa, Mersin, Sakarya, Samsun, Sanliurfa, Tekirdağ and Van.

In 2020, total employment was 26,812 million, with approximately 17.6% employed in agriculture, 20.5% in industry and 61.9% in services (including construction). The unemployment rate was 13.2% in 2020. See “Economy—Employment and Wages” for details.

Turkey has made significant progress in improving social welfare over the last decade. Life expectancy increased from an average of 67.4 years in 1990 to an average of 78 years for the period of 2015-2017. The infant mortality rate decreased from 51.5 per thousand live births for the year 1990 to 9.1 per thousand live births for the year 2020. According to the Address Based Population Registration System, the adult literacy rate among individuals aged 6 years and over increased sharply from 80.5% in 1990 to 97.4% in 2020.

Turkey is constitutionally a secular state. The vast majority of the Turkish population is Muslim. There are very small numbers of non-Muslims in Turkey, including mostly Greek Orthodox, Armenian Christians and Jews. The official language of Turkey is Turkish.

GOVERNMENT ORGANIZATION AND POLITICAL BACKGROUND

Overview

A popular nationalist movement began in Turkey before the turn of the 20th century and gathered momentum in the aftermath of World War I. Turkey was declared a republic on October 29, 1923, upon the abolition of the Sultanate. Mustafa Kemal Ataturk was elected as Turkey’s first President. Ataturk instituted a series of sweeping social reforms that have played a central role in the development of modern Turkey. The Constitution of Turkey (the “Constitution”) was adopted in 1924 and provided for an elected Grand National Assembly (the “Assembly”) to be the repository of sovereign power. Executive authority was vested in the Prime Minister and the Council of Ministers (the “Cabinet”). Changes were made in the legal, political, social and economic structure of Turkey, and Islamic legal codes were replaced by Western ones. Ataturk’s reforms and Western orientation continue to be the dominant ideological element in Turkey today.

Turkey’s current Constitution, which was revised and ratified by popular referendum in 1982, contains a system of checks and balances aimed at ensuring a strong central government and reducing factionalism in the Assembly.

On April 16, 2017, a new constitutional reform package was approved in a public referendum. The constitutional reform package included, among other things, the following changes: giving executive powers to the president and vice presidents while abolishing the post of prime minister, lowering the age of candidacy for parliament from 25 to 18, and increasing the number of parliamentarians from 550 to 600.

The package of constitutional amendments allowed the winner of the presidential election to assume full control of the government and transform the parliamentary system into an executive presidential system. Among the executive presidential system related articles in the constitutional reform package, the article that gives the President the right to have a political party affiliation and the articles related to changes in the judicial system became effective immediately. The new executive presidential system became fully effective after the first parliamentary and presidential elections under the amended constitution were held on June 24, 2018.

The Constitution provides for the Assembly and a President. Both presidential and parliamentary elections will be held every five years on the same date. Pursuant to a 2007 amendment to the Constitution, the President is elected by the absolute majority vote of the public. Prior to this amendment, the President was elected by the Assembly. The President is elected for a five-year term, and can serve a maximum of two terms. Under the new presidential system, the President appoints the members of the Cabinet and the Cabinet, chaired by the President, exercises the executive powers of the Government.

The members of the Assembly are elected for five-year terms. The Constitution provides for a system of proportional representation and forbids the formation of political parties based on class, religion or ethnic identity. The Law No. 2839 provides that parties whose nationwide vote in general elections is less than 10% are not eligible for seats in the Assembly. In the case of an alliance of two or more political parties, the total number of these parties’ votes is taken into consideration to meet the 10% eligibility ratio. In this case, these parties’ votes are not taken into consideration individually.

Significant Events

The Turkish military establishment has historically been an important factor in Turkish government and politics, directly interfering with civilian authority three times since 1959 (in 1960, 1971 and 1980). Each time, the military withdrew after the election of a new civilian government and the introduction of changes to the legal and political systems. On July 15, 2016, a coup d’état was attempted against the Government by a faction within the army that is linked to the terrorist group called Fethullah Terrorist Organization (“FETÖ”). The coup plotters attempted to overthrow the Government by seizing control of several key institutions and buildings in Ankara, Istanbul, and elsewhere, but failed to do so as there was strong public opposition against the coup plotters. During the coup attempt, approximately 250 people were killed and more than 2,200 were injured while many government buildings, including the Turkish Parliament and the Presidential Palace, were damaged. On July 21, 2016, the Parliament approved the declaration of a three-month state of emergency, in line with Article 120 of the Constitution, in order to enable the authorities to take swift and effective action against those responsible for the failed coup, which also resulted in the temporary suspension of the European Convention on Human Rights based on Article 15 of the Convention. On August 7, 2016, several million people gathered in Istanbul for an anti-coup rally organized by the Turkish authorities, showing solidarity and political cohesion against the attempt. The President, Prime Minister and the two leaders of the opposition parties participated in the anti-coup rally. On each of October 3, 2016, January 3, 2017, April 18, 2017, July 17, 2017, October 17, 2017, January 18, 2018 and April 18, 2018 the Parliament approved an extension of the state of emergency, declared after the country’s failed military coup, by a further three months. The State of Emergency was not extended beyond July 18, 2018.

On July 19, 2016, Turkey filed an official request with the United States for the extradition of Fethullah Gülen, Pennsylvania-based leader of the FETÖ, accused of masterminding the failed coup. On August 2, 2016, Turkey filed a second request for the extradition of Gülen. On August 23, 2016, a delegation from the United States visited Turkey to discuss the extradition with officials from relevant government institutions. On August 24, 2016, U.S. the then Vice President Biden met with President Erdoğan in Ankara to ease tensions between Turkey and the United States over the extradition Gülen. After the meeting, Vice President Biden stated that the United States had no interest whatsoever in shielding anyone who has done harm to an ally but the United States government needs to meet the legal standard requirement under U.S. law. On another visit to the U.S. by the Turkish delegation in September 2016, relevant Turkey and U.S. counterparts re-exchanged views. Bilateral discussions on this issue are ongoing.

Elections & Executive Powers

The most recent local elections were held on March 31, 2019. According to the official results from the Election Board, AKP and MHP, (“People’s Alliance”) won 49.70% of the votes for the mayoral election (municipality and metropolitan municipality) while CHP and İYİ Party, (“Nation Alliance”) obtained 37.99% of the votes. On May 6, 2019, the Supreme Election Council accepted the AKP’s objection to the local election results in Istanbul, where the AKP lost by a narrow margin, and announced that a re-run election in Istanbul would be held on June 23, 2019. On June 23, 2019, the mayoral candidate for Turkey’s opposition Republican People’s Party’s (CHP), Ekrem Imamoglu, won the re-run election with 54.21% of the votes against AKP’s Binali Yildirim, the candidate of ruling Justice and Development (AK) Party’s Binali Yildirim, who received 44.99% votes.

On May 5, 2016, the Republic’s former Prime Minister Ahmet Davutoglu announced his resignation. On May 22, 2016, the ruling AKP held an extraordinary congress and elected Binali Yildirim as its new chairman and therefore, as Prime Minister of the Republic. On the same day, President Recep Tayyip Erdoğan accepted the resignation of Prime Minister Ahmet Davutoglu and his cabinet. On May 24, 2016, new Prime Minister Binali Yildirim formed the 65th Turkish government. Following adoption of the constitutional amendment, on May 21, 2017, President Erdoğan was re-elected as the chairman of the ruling AKP at a party congress and the status of Prime Minister Binali Yildirim in the party was changed to general vice-president. On July 19, 2017, Prime Minister Binali Yildirim announced a Cabinet reshuffle, forming the 66th government of the Republic.

The latest general and presidential elections were held on June 24, 2018. According to the official results announced by the Supreme Election Council on July 4, 2018, President Erdoğan won an absolute majority in the presidential election with 52.59% of the vote. The Justice and Development Party (“AKP”) garnered 42.56% of the votes, the Republican People’s Party (“CHP”) garnered 22.65%, the Nationalist Movement Party (“MHP”) garnered 11.10%, the Peoples’ Democratic Party (“HDP”) garnered 11.70%, the Good Party (“IYI”) garnered 9.96%, and other participant political parties and independent candidates garnered 2.03% of votes.

The elections results marked Turkey’s transition to an executive presidential system of government, abolishing the prime ministry post, among other constitutional changes. Statutory Decree No. 703 published on July 9, 2018, abolished some laws on the organizations and functions of some ministries and institutions. Under the decree, Prime Ministry Undersecretariat of Treasury and the Ministry of Finance were consolidated into one ministry and the new ministry was named the “Ministry of Treasury and Finance” and is the agency with the authority to raise funding in international capital markets on behalf of the Republic of Turkey.

In the recently established executive presidential system, the cabinet involves the following ministries: Ministry of Treasury and Finance, Ministry of Justice, Ministry of Interior, Ministry of National Education, Ministry of National Defense, Ministry of Health, Ministry of Energy and Natural Resources, Ministry of Environment and Urbanization, Ministry of Culture and Tourism, Ministry of Youth and Sport, Ministry of Transport and Infrastructure, Ministry of Foreign Affairs, Ministry of Labor, Social Services and Family, Ministry of Agriculture and Forestry, Ministry of Industry and Technology, and Ministry of Trade. On April 21, 2021 the Ministry of Labor, Social Services and Family was split in two; the Ministry of Labor and Social Security and Ministry of Family and Social Services were established.

The following table sets forth the composition of the Assembly by total number of seats as of July 26, 2021:

Table 1

Number of Seats
Justice and Development Party	288
Republican People’s Party	135
People’s Democratic Party	56
Nationalist Action Party	48
İYİ Party	36
Turkish Workers Party	4
Homeland Party	3
Grand Unity Party	1
Democracy and Progress Party	1
Democrat Party	2
Democratic Regions Party	1
Felicity Party	1
Novelty Party	1
Independent	7
Total	584

Source: The Grand National Assembly of Turkey

The next parliamentary and presidential elections are scheduled for June 18, 2023.

Legislation

On May 20, 2016, the Parliament approved a bill that would lift the immunity of deputies from all parties, who faced existing investigations. On June 8, 2016, the related constitutional amendment was published in the Official Gazette. The parliamentary status of two HDP deputies have been removed as they were convicted on terrorism charges, and two other HDP deputies have also lost their seats in the parliament due to “absenteeism” as they have not entered the legislature since October 2016, a month before arrest warrants were issued against them on charges including membership of a terrorist organization and making terrorist propaganda. As of November 4, 2018, 9 deputies including the HDP’s co-chairs have been under arrest over alleged links to terrorist groups including the PKK. On June 4, 2020, a CHP deputy and two HDP deputies were sentenced for “being part of an armed terrorist group” and “leaking state secrets” a day after the parliament revoked their seats. Parliamentary status of these deputies has been removed due to the finalized sentences given by the courts. The final judgements of the judicial proceedings against the deputies were read out in the General Assembly of the Parliament. The CHP deputy was found guilty of disclosing secret state documents by the 2nd Penal Department of the Istanbul Regional Court of Justice. HDP’s lawmakers, on the other hand, were arrested for being members of the PKK terrorist group.

On February 11, 2021, the CHP deputy regained his deputyship after a court order for his retrial. On March 17, 2021, the parliamentary status of another HDP deputy was removed due to his sentencing on terrorism charges. On the same day, the chief public prosecutor of the Supreme Court of Appeals filed an indictment seeking dissolution of the opposition party, HDP. On March 31, 2021, Turkey’s Constitutional Court returned the indictment on the closure of HDP over procedural deficiencies. On June 7, 2021, the chief public prosecutor of the Supreme Court of Appeals refiled the indictment that sought the dissolution of HDP. On June 21, 2021, the Constitutional Court accepted the new indictment for the case.

On December 10, 2016, a new constitutional reform package was submitted to the Parliament by the AKP ruling party and the MHP opposition party. The constitutional reform package includes among other things the following changes: giving executive powers to the president and vice presidents while abolishing the post of prime minister, lowering the age of candidacy for parliament from 25 to 18 and increasing the number of parliamentarians from 550 to 600. On December 30, 2016, the constitutional reform package was approved by the Constitutional Committee. The constitutional reform package was approved by the Parliament on January 20, 2017 and approved by the President on February 10, 2017. The constitutional reform package was approved in the public referendum held on April 16, 2017. On April 21, 2017, Turkey’s main opposition party filed a court appeal against the electoral authority’s decision to count unsealed ballot papers in the April 16 referendum as valid. Following an unsuccessful appeal to the Supreme Election Council itself, the Council of State (the highest administrative court in Turkey) rejected the opposition party’s petition to annul the High Election Council’s decision on the referendum results on April 25, 2017. According to the official results announced by the Supreme Election Council, on April 27, 2017, the turnout rate was 85.43%. Supporters of the package had 51.41% of the votes cast and opponents had 48.59% of the votes cast. Among the executive presidential system related articles in the constitutional reform package, the article that gives the President the right to have a political party affiliation and the articles related to changes in the judicial system became effective immediately. The new executive presidential system became fully effective after the first parliamentary and presidential elections under the new constitution were held on June 24, 2018.

Some of the most important changes imposed by the executive presidential system are as follows:

•

Article 77. Parliamentary terms are extended from four to five years. Parliamentary and presidential elections will be held on the same day every five years, with presidential elections going to a run-off if no candidate wins a simple majority in the first round.

•

Article 87. The functions of the Parliament are to: prepare, change, and remove laws; accept international contracts; discuss, increase or decrease budget (on Budget Commission) figures and accept or reject the budget in the General Assembly; appoint seven members of the Council of Judges and Prosecutors (“HSK”); and, exercise other powers in the constitution.

•

Article 104. The President becomes both the head of state and head of government, with the power to appoint and remove ministers and the Vice President. The President can issue decrees based on his executive powers. If legislation is enacted on the same topic about which the President issued an executive order, the decree will become invalid and parliamentary law becomes valid.

•	Article 106. The President can appoint one or more Vice Presidents. If the presidency falls vacant, then presidential elections must be held within forty-five days.

•	Article 116. The President and three-fifths of the Parliament can decide to renew elections. In this case, the enactor also dissolves itself until elections.

•	Article 125. The acts of the President are now subject to judicial review.

The articles related to changes to the judicial system are as follows:

•

Article 146. The President used to appoint one judge from the High Military Court of Appeals, and one from the High Military Administrative Court. As military courts are now abolished, the number of judges in the Constitutional Court is reduced to fifteen from seventeen. Consequently, presidential appointees are reduced to twelve from fourteen, while the Parliament continues to appoint three.

•

The High Council of Judges and Prosecutors is renamed to “Council of Judges and Prosecutors”. The number of members is reduced to thirteen from twenty-two and departments are reduced to two from three. Four members are appointed by the President and seven will be appointed by the Parliament. Council of Judges and Prosecutors candidates will need to get two-thirds, or 400, votes to pass the first round and will need three-fifths, or 360 votes in the second round to become a member of HSK. The other two members, the Justice Minister and Ministry of Justice Undersecretary, remain the same.

Judicial Power

Judicial power in Turkey is exercised by courts whose independence is guaranteed by the Constitution. The Constitutional Court (the “Constitutional Court”) decides issues relating to the form and substance of laws, decrees and rules of the Assembly and matters relating to public officials and political parties. The Constitution Court also examines and adjudicates on the merits of individual applications. The High Court of Appeals is the court of last resort for most civil and criminal matters.

A judicial reform package was accepted by the Parliament on October 24, 2019. Some of the important changes in the package are set out below:

•	With an addition to the Anti-Terror Law, statements of thought that do not exceed the limits of reporting or are made for criticism will not constitute a crime.

•

During the investigation phase, the detention period cannot exceed 6 months for cases that do not fall under the jurisdiction of the high criminal court, and 1 year for cases that fall under the jurisdiction of the high criminal court.

•

After the acceptance of an indictment, the criminal court of first instance may decide to apply the simple trial procedure for crimes that require a judicial fine or a maximum imprisonment of 2 years or less.

•	The scope of the exceptional provisions previously accepted to be implemented at the appeal stage was expanded.

•

The scope of the decisions of the criminal offices of the regional court of cassation that can be appealed has been expanded. The decision will be made without a hearing, and an appeal may be filed against this decision. The acceptance of a request for postponement or suspension may be subject to assurance or other condition.

•

With the amendment made to the Law on the Regulation of Broadcasts on the Internet and the Fight Against Crimes Committed Through These Publications, the decision to block access for some crimes will be made by blocking access to content.

FOREIGN POLICY

“Peace at Home, Peace in the World” has been the guiding principle of the Republic of Turkey’s foreign policy since its founding in 1923. As a democratic, secular, and economically thriving country located at the center of a strategic and dynamic region, Turkey actively pursues a responsible, constructive, and multidimensional foreign policy. Facing many opportunities and challenges in her neighborhood, Turkey, with its “enterprising and humanitarian foreign policy” seeks to help generate stability, security, and prosperity in its region and beyond.

In pursuit of creating and sustaining peace and prosperity in its region, Turkey aims to further develop its relations with neighboring countries through initiatives aimed at strengthening political dialogue, economic interdependence, and social-cultural interaction among regional countries. One key element of this policy is the principle of regional ownership, fostering an environment where all regional actors can become part of the solution and agree on a common vision based on their shared interests.

Drawing strength from its increased economic and political capabilities, Turkey has been more actively involved in a wider geography and in a wider set of global issues. Turkey has been developing and strengthening its relations bilaterally as well as with regional organizations in Africa, Asia, Latin America, and the Caribbean. With 252 diplomatic missions, Turkey has the fifth largest diplomatic network in the world and has plans to further increase this number.

Turkey effectively harnesses economic and commercial instruments in its relations within its region and beyond. These instruments include, among others: Free Trade Agreements (FTAs), preferential regimes, incentives and integration of customs. Due to its economic and commercial cooperation with various geographies, Turkey has 22 FTAs in force. Through these efforts, Turkey’s exports reached a record high of U.S.$180.7 billion in 2019, while the cumulative amount of foreign direct investment (FDI) in 2003-2019 was U.S.$210 billion.

As the world’s 13th (according to purchasing power parity) and Europe’s 5th largest economy, Turkey actively contributes to global governance efforts at the Group of Twenty (“G-20”) and other multilateral fora. Turkey has also been taking on greater responsibility in global humanitarian and development initiatives. From May 23-24, 2016, Turkey hosted the first-ever UN World Humanitarian Summit in Istanbul. According to the Global Humanitarian Assistance Report, Turkey’s international humanitarian assistance amounted to U.S.$7.64 billion in 2019. The Report also notes that in 2019, Turkey became the leading donor country. Turkey was also the world’s “most generous” humanitarian donor when the ratio of official humanitarian assistance to national income (0.84%) is taken into consideration. Simultaneously, Turkey continues to be the world’s leading refugee hosting country according to UN figures.

Turkey’s official development assistance (“ODA”) was U.S.$8.6 billion in 2018 and U.S. $8.65 billion in 2019. These figures also correspond respectively to 1.1% and 1.5% of Turkey’s GDP, significantly exceeding the UN’s ODA/GNP target of 0.7% for two consecutive years. The Least Developed Countries (“LDCs”) are a priority in Turkey’s development cooperation. Particularly since the İstanbul Declaration and Plan of Action (2011) the share of Turkey’s ODA going to the LDCs has increased, amounting to U.S.$255 million on average annually. Turkey hosts the UN Technology Bank for LDCs, which was inaugurated on June 4, 2018, marking the achievement of the first Sustainable Development Goals (“SDG”) target 17.8.

Turkey plays a prominent role in peace building and conflict prevention efforts, acting as a mediator or facilitator in various conflicts around the world and spearheading multilateral initiatives. In this regard, Turkey plays a leading role in raising awareness and capacity-building for mediation, by simultaneously co-chairing three distinct mediation-focused initiatives within the UN, Organization for Security and Co-operation in Europe (“OSCE”), Organisation of Islamic Cooperation (“OIC”), by organizing annual mediation conferences, and by convening the Mediation for Peace Certificate Training Program. Turkey is also spearheading new initiatives in the field of diplomacy. During the Ambassadors Conference in August 2019, Foreign Minister Mevlüt Çavuşoğlu announced the Digital Diplomacy Initiative. The initiative aims to capitalize on the potential of big data and artificial intelligence in the making of foreign policy, as well as improve digital literacy of Turkish diplomats and the efficiency of the Turkish diplomatic service.

In order to capitalize on the opportunities and potential brought about by the rise of Asia, Turkey has also launched the “Asia Anew Initiative”, with a view to refocus on the continent with a long-term perspective.

Turkey has been an EU member candidate since 1999 and its accession negotiations began in 2005. Membership is Turkey’s strategic priority and Turkey remains committed to the accession goal. The Turkey-EU Customs Union has been in effect since 1996. The EU is currently Turkey’s biggest trading partner. As a candidate country, Turkey also receives Instrument for Pre-Accession funds from the EU.

Strong commitment to human rights, the rule of law and democracy are the guiding principles advocated by Turkish foreign policy. Turkey gives its full support to the protection, promotion, and effective implementation of fundamental human rights in its surrounding region and beyond, as well as making significant contributions to the international standard-setting activities with respect to human rights.

Turkey is party to the core human rights conventions of the UN and cooperates with the international and regional human rights mechanisms. Turkey is also party to the European Convention on Human Rights and to a large number of protocols and other Council of Europe Conventions, including Protocol 6 and 13, abolishing the death penalty in all circumstances.

Over the last decade, a series of comprehensive reforms have been successfully implemented in line with Turkey’s international commitments and aspirations to further improve the standards of human rights, the rule of law and democracy. The country transitioned into a presidential system of government in July 2018. This transition aims to restructure the executive in order to make it more effective. Parliamentary elections were also completed at the end of June 2018.

International Organizations

Turkey is a founding member of the UN, the Council of Europe, Organisation for Economic Cooperation and Development (“OECD”), the European Bank for Reconstruction and Development, the Asia Infrastructure Investment Bank (“AIIB”), the Organization for Security and Cooperation in Europe (“OSCE”) and the Organization of the Black Sea Economic Cooperation (“BSEC”), the OIC, the Economic Cooperation Organization (“ECO”) and the Developing Eight (“D-8”) Organization for Economic Cooperation. Turkey is among the 20 biggest contributors to the UN budget, with a contribution of U.S.$38,990,647 in 2020. Turkey has been a member of the UN Geneva Group since 2014. Turkey is also a member of the North Atlantic Treaty Organization (“NATO”), the World Trade Organization, the World Customs Organization (“WCO”), the Islamic Development Bank and the Conference on Interaction and Confidence Building Measures in Asia. Turkey hosted the 9th D-8 Summit on October 20, 2017 in Istanbul and assumed Chairmanship of the D-8 for the 2018-2020 term. In 2019, Turkey hosted the 24th Council of Foreign Ministers of ECO and assumed its Chairmanship. Turkey also hosted the 13th Islamic Summit of the OIC from April 14-15, 2016, in Istanbul and performed the Summit Chairmanship of the OIC until 2019.

Turkey is a member of the G20 and assumed its Presidency on December 1, 2014, announcing its priorities as “Inclusiveness, Implementation, and Investment”. Under the theme of “Collective Action for Inclusive and Robust Growth,” Turkey pursued an ambitious agenda and an intense work plan, which through collective action, paved the way towards achieving the overarching aim of the G20: strong, sustainable, balanced, and inclusive growth. During its G20 Presidency, Turkey organized 60 official meetings and initiated the Women 20 (W20). Turkey’s G20 Presidency culminated in the 10th G20 Leaders’ Summit, hosted by the President of the Republic of Turkey in Antalya, from November 15-16, 2015. Turkey handed over the G20 Presidency to China on December 1, 2015.

Turkey is also a member of MIKTA, an innovative partnership established by the Foreign Ministers of five G20 countries (Mexico, Indonesia, South Korea, Turkey and Australia) in September 2013. Since then, MIKTA has held eighteen meetings of Foreign Ministers, several meetings at the levels of senior officials and experts, and carried out exchange programs, workshops, and outreach activities. Turkey assumed the MIKTA Chairmanship in 2017. During its Chairmanship, Turkey continued to build upon previous MIKTA activities and also introduced new initiatives like the MIKTA Policy Planning Consultation Meetings.

Turkey took over the Chairmanship-in-Office of the BSEC at the 35th Meeting of the Council of Ministers of Foreign Affairs held in Belgrade on December 13, 2016, for the first half of 2017 and hosted the 25th Anniversary Summit of the BSEC at the level of Heads of State and Government in Istanbul on May 22, 2017, among many other meetings at the level of ministers and experts. Turkey will also hold the BSEC Chairmanship-in-Office in the second half of 2023.

Turkey emphasizes the need for dialogue, openness, diversity, inclusive policies in international relations. In this regard, Turkey has assumed leadership roles in endeavors to foster mutual respect and common values among different cultures and religions, including co-sponsoring (with Spain) the UN Alliance of Civilizations.

Turkey is a member of the Asia Cooperation Dialogue (ACD) since 2013, a continent-wide forum, which aims to consolidate Asia’s strengths and competitiveness by maximizing its diversity and rich resources. As of September 2019, Turkey is the ACD Chair for the 2019-2020 term.

Turkey is also a member of the UN World Tourism Organization (“UNWTO”). During the 64th Meeting of the Commission for Europe of the UNWTO held in Zagreb (27-30 May 2019), Turkey, has been elected to the Executive Council of UNWTO for the period 2020-2023.

Additionally, Turkey has “observer” or “partner” status at various regional organizations. Turkey also participates in the Union for the Mediterranean. Turkey is a member of the World Bank, the International Monetary Fund, the European Resettlement Fund, the Asian Development Bank, the Multilateral Investment Guarantee Agency, and the Bank for International Settlements and is a participant in the International Convention on the Harmonized Commodity Description and Coding System.

Turkey is one of the founding members of the International Maritime Organization (“IMO”) and has been a member of its Executive Council since 1999. Turkey has intensified its efforts to improve the standards of its merchant fleet and to harmonize its legislation with the EU acquis in areas like maritime safety, fisheries, and shipping. Turkey is also party to major IMO Conventions and Protocols. Turkey, a founding member of the International Civil Aviation Organization (“ICAO”), was elected to the ICAO Council for the 2016-2019 period. Turkey’s global flag-carrier, Turkish Airlines, enjoys the largest air transport network in the world, flying to 319 cities in 127 countries as of the end of 2020. Even during the pandemic, Turkish Airlines ranked first in Europe in terms of daily flights and İstanbul Airport (IGA) became the busiest airport in Europe in 2020. Turkey became an Associate Member of the European Organization for Nuclear Research (“CERN”), on May 6, 2015, following Turkey’s ratification of the Associate Member Agreement signed in 2014. Turkey’s Associate Membership strengthens the long-term partnership between CERN and the Turkish scientific community.

Non-Proliferation and Disarmament

Turkey’s security policies prohibit the production and use of all kinds of weapons of mass destruction (“WMD”). Party to all international non-proliferation instruments and export control regimes, Turkey supports their effective implementation in good faith. With a goal of fulfilling the provisions of these instruments and arrangements, Turkey has an enhanced system of export controls in line with the standards of the European Union.

Turkey pursues a comprehensive and integrated policy in its region. Due to its proximity to areas of internal and regional strife, Turkey also closely monitors developments in its region and takes part in collective efforts aimed at containing and reversing alarming trends. In this respect, Turkey supports all efforts towards the establishment of an effectively verifiable zone free of WMD and their means of delivery in the Middle East, as an important confidence building measure that would contribute to the peace, security, and stability in the region.

Terrorism

Turkey has been effectively countering terrorism in all forms and manifestations through a multidimensional strategy.

The counter-terrorism measures that Turkey has put in force have not disrupted its path of embracing a fully-functioning democracy, furnished with human rights and freedoms.

Turkey’s combat against terrorist elements, the PKK and its affiliates, DAESH and FETO are briefly presented hereinafter.

PKK and its affiliates (When civilians are among the victims of a PKK attack, the responsibility is claimed by TAK (Teyrbazen Azadiya Kurdistan, Kurdistan Freedom Hawks) which is an offshoot of PKK): By 2019, about more than half of the PKK’s presence in Turkey was eliminated. More importantly, Turkey has deprived the PKK of its capabilities to stage attacks. Effective measures against PKK culminated in in-fights and the eventual disintegration of the organization. This was best observed in the plummeting numbers of recruits while militants disengaged themselves from the organization.

As far as the PKK is concerned, the efficiency of Turkey’s counter-terrorism measures becomes more evident once the numbers relating to casualties and attacks in 2020 are taken into account. In 2020, Turkey conducted 114,170 operations of various scope against PKK. 110,902 of these operations were conducted in rural areas and 3,268 of them were conducted in cities. PKK’s terrorist actions decreased by 54% to 331 in 2020.

Islamic State of Iraq and the Levant (“DAESH”): Terror attacks by DAESH in Turkey have taken the lives of 312 citizens. Turkey has long been at the forefront of efforts to counter DAESH, significantly reducing DAESH’s threat, and narrowing down its terrorist activities.

Turkey continues to be a key stakeholder in the fight against DAESH and foreign terrorist fighters (“FTFs”). To that end, as of June 2021, more than 102,000 people are included in a no-entry list, more than 8,300 foreign nationals suspected of FTF related activity have been deported, and Risk Analysis Units operating at airports have denied entry to more than 12,700 suspected FTFs.

Turkey is a member of the Global Coalition Against DAESH and is also co-chairing the FTF Working Group (“WG”) within The Global Coalition to Defeat DAESH , along with Kuwait and the Netherlands. In FTF WG Group meetings Turkey stresses its determination and dedication to cooperate with the international community to bring a solution to the FTF issue following the defeat of DAESH in the battlefield.

Turkey has played an essential role in the elimination of major DAESH members both within its borders and internationally, including the cooperation it provided in neutralization of the former ringleader of DAESH, Abu Bakr Al Baghdadi.

As a member of the Global Coalition Against DAESH since its inception, Turkey contributed to the Coalition’s efforts in Syria and Iraq through the use of its own national assets and capabilities. Turkey is the only NATO member of the Coalition which put its troops on the ground and entered into direct combat against DAESH.

Turkey’s response to these terror threats has been based on the notion of self-defense, as outlined in Article 51 of the UN Charter. Certain UN Security Council resolutions (No. 1373, No. 2170, and No. 2178) also attribute responsibility to countries in the fight against terrorism, specifically in countering DAESH.

Turkey has given its full support to all international efforts to fight DAESH. Turkey initiated Operation Euphrates Shield (“OES”) as a counter-DAESH initiative on August 24, 2016 with the support of the Global Coalition. OES was successfully concluded on March 29, 2017. Supported by the Turkish military, the Free Syrian Army succeeded in clearing an area of 2,015 square kilometers of DAESH presence, clearing Turkey’s border area of DAESH presence, and eliminating 2,647 DAESH members.

On January 20, 2018, Turkey launched Operation Olive Branch (“OOB”) which was conducted in cooperation with the Free Syrian Army as a counter-terrorism operation in Syria’s northern Afrin district, along the Turkish-Syrian border, to clear the region of PKK’s Syrian affiliate “People’s Protection Units” (“YPG”) as well as DAESH elements.

On October 9, 2019, the Turkish Armed Forces, together with the Syrian National Army, which operates under the command of the Defense Ministry of Syrian Interim Government, the executive branch of the legitimate Syrian opposition, launched Operation Peace Spring (“OPS”) against PKK/YPG and DAESH terrorists in north east Syria. The goals of OPS were to ensure the security of Turkey’s borders, to neutralize terrorists in the region and to save the Syrian people from the oppression of terrorists. Thanks to the successful conclusion of the operation, Turkey cleared an area over 4,300 square kilometers between Tel Abyad and Ras al-Ayn of DAESH and PKK/YPG threat.

Fetullahist Terrorist Organization (“FETO”): The fight both within Turkey and abroad against FETO, which staged the coup attempt of 2016, constitutes one of the main priorities of the Turkish government. Turkey successfully conducts its fight at home against this organization, in compliance with the principles of the rule of law and fundamental rights and freedoms. It also continues to inform its allies and partners and asks them to take necessary steps against FETO affiliated individuals and entities.

Human Rights

The three fundamental pillars of Turkey’s reform strategy for setting the necessary basis to ensure full respect for the fundamental rights and freedoms are: (1) adherence to fundamental international human rights conventions, (2) making legislative amendments as necessary, and (3) taking relevant measures for the full implementation of the reforms.

Turkey is faced with severe and multiple security challenges emanating from various terrorist organizations including FETO, PKK, DHKP-C, and DAESH. Effective measures are deemed indispensable not only for security considerations, but also to protect Turkey’s democracy and the rights of its citizens. After the coup attempt of July 15, 2016, a State of Emergency was declared and Turkey duly resorted to the right of derogation from the obligations in the European Convention on Human Rights and the International Covenant on Civil and Political Rights (“ICCPR”). The State of Emergency has not been extended beyond July 18, 2018 where Turkey revoked its derogations for European Convention on Human Rights and ICCPR.

Effective domestic remedies are in place for reviewing measures. Review boards have been established within public institutions to assess the complaints of those who believe they have been wrongfully suspected in the anti-terrorism probes. In addition to already existing national remedies, be they judicial or administrative, an Inquiry Commission on the State of Emergency measures was established in January 2017 as a domestic legal remedy. The Inquiry Commission on State of Emergency Measures was recognized as a domestic remedy by the European Court of Human Rights. With its decision on Köksal v. Turkey dated June 12, 2017, the European Court of Human Rights (ECtHR) has recognized the Inquiry Commission as an effective domestic remedy that should be exhausted before applying to the Court.

Lastly, the Human Rights Action Plan (the “Plan”), which President Recep Tayyip Erdoğan announced on March 2, 2021, constitutes an important component of Turkey’s reform agenda. The Plan was prepared with a vision of “Free individuals, stronger communities and a more democratic Turkey”. It was prepared in broad-based consultation with all relevant stakeholders. The Plan encompasses a wide range of improvements both in law and in practice. It sets out 9 aims, 50 goals and 393 activities.

The Plan’s aims include the following:

•	stronger system for the protection of human rights;

•	strengthening judicial independence and the right to a fair trial;

•	legal foreseeability and transparency;

•	protection and promotion of freedoms of expression, association & religion;

•	strengthening personal liberty and security;

•	safeguarding physical, moral integrity and private life of the individual;

•	a more effective protection of the right to property;

•	protecting vulnerable groups and strengthening social welfare; and

•	high-level administrative and social awareness on human rights.

The Plan’s implementation period is expected to last 2 years. A detailed implementation schedule of the Plan was published, and a Monitoring and Evaluation Board is monitoring its implementation.

INTERNATIONAL RELATIONS

The European Union

Turkey has been linked to the EU by an Association Agreement since 1964 and as contemplated in the Association Agreement, a Customs Union was established in 1995. The European Council granted “candidate country” status to Turkey in December 1999 and the accession negotiations began in October 2005.

The Accession Partnership (“AP”) Document for Turkey was approved by the Council of the European Union on March 8, 2001. On March 19, 2001 the Turkish Government adopted its National Program for the Adoption of the Acquis (“NPAA”), which enumerates the measures Turkey would take in order to adopt the AP. The AP was revised in 2003, 2006 and 2008 by the EU, which was followed by the revisions of NPAA by Turkey. The AP has not been revised by the EU since 2008. Therefore, taking into account the latest EU acquis, Turkey prepared its own first acquis alignment roadmap called the 2016-2019 National Action Plan for the EU Accession (“NAP”) and then updated it in 2020. The second NAP covered 2021-2023 period. In addition to screening the harmonization of the Turkish legislation with that of the EU through NAP, the incorporation of the EU legislation into Turkish legislation and its implementation is done through the work of the Association Council, Association Committee and its sub-committees.

Important Developments in 2019 & 2020

The 6th Reform Action Group meeting, which was chaired for the first time by the President, was held on May 9, 2019, Europe Day.

The new Judicial Reform Strategy was adopted in May 2019. The Strategy plans significant activities on independence of judiciary, protection of fundamental rights, efficiency of judiciary, quality of services and human resources, access to justice, criminal justice system and alternative dispute resolution mechanisms. The First Judicial Package to implement the Judicial Reform Strategy came into force in October 2019 and brought significant amendments addressing issues related to fundamental rights and freedoms.

Presidential Circulars issued in 2019 on “Coordination of the Work Regarding the European Union” (2019/22), “Visa Liberalization Dialogue” (2019/19) and “Pre-Accession Funds” (2019/20) have updated the legal framework which would provide for efficient and rapid progress in the EU accession process. Re-structuring of the European Union Coordination Board (“EUCB”), formerly called Internal Coordination and Harmonization Committee (“ICHC”), was one of the most concrete steps taken in this regard. The first EUCB meeting was held on November 25, 2019 with the participation of relevant Deputy Ministers. It will serve as a fundamental platform in charge of conducting and coordinating the work related to the EU alignment process and monitor the legislative steps to be taken by Turkey in the upcoming period.

Accession Negotiations

Turkey’s EU accession process is conducted under 35 chapters. During the negotiation process, chapters are opened depending upon the candidate country’s fulfillment of opening benchmarks, if any, which are determined by the EU Council. Chapters are provisionally closed depending upon the candidate country’s fulfillment of closing benchmarks, which are also determined by the EU Council. A negative opinion expressed by one or more member states can block the opening or closing of a chapter.

Turkey started its accession negotiations on October 3, 2005. On December 11, 2006, the EU suspended the negotiations on 8 chapters requiring that the fulfillment of Turkey’s commitments under the Additional Protocol be the opening benchmark for those 8 chapters and closing benchmark for all chapters. In 2006, France put blockages on opening 5 chapters and lifted them all gradually. On December 8, 2009, Greek Cypriots declared that the unilateral “normalization” of relations was a precondition for progress in 6 chapters and therefore, blocked the negotiations on those chapters as well.

From 2006 until 2010, 13 chapters were opened to negotiations and one was provisionally closed.

From 2012 to 2015, Turkey’s accession negotiations slowed significantly. Only Chapter 22 (Regional Policy and Coordination of Structural Instruments) was opened to negotiations on November 5, 2013. The Syrian crisis, beginning in 2015, and associated irregular migration changed the frequency of communication and helped put Turkey-EU relations back on track. In October 2015, following a meeting between President Erdoğan, Donald Tusk, President of the European Council, Martin Schulz, President of the European Parliament, and Jean-Claude Juncker, President of the European Commission, Turkey and the EU agreed to re-energize Turkey’s accession process at the Turkey-EU Summit of November 29, 2015.

As a result, Chapter 17 (Economic and Monetary Policy) was opened to negotiations on December 14, 2015.

Turkey and the EU also agreed to complete the preparatory work for the opening of Chapter 15 (Energy), Chapter 23 (Judiciary and Fundamental Rights), Chapter 24 (Justice, Freedom and Security), Chapter 26 (Education and Culture) and Chapter 31 (Foreign, Security and Defense Policy), in the first quarter of 2016 and to start the preparations regarding the remaining chapters. By September 2016, Turkey had completed the preparatory work and sent its contribution to the Commission. As of the end of 2017, the Commission had finalized and submitted the screening reports for Chapters 15 and 31 to the EU Council for approval, Turkey had not received any screening reports for Chapters 23 and 24, and the Commission had prepared the EU’s Common Position Paper and sent it to the EU Council for its endorsement so that the negotiations on Chapter 26 could begin.

At the Turkey-EU Summit of March 18, 2016, the parties decided to open Chapter 33 (Financial and Budgetary Provisions) and negotiations opened in Brussels on June 30, 2016.

Although no chapter can be closed due to the EU Council Decision of December 11, 2006, two chapters (Chapter 20—Enterprise and Industry and Chapter 21—Trans-European Networks) are ready to be closed with regard to technical benchmarks. Moreover, the European Commission has also confirmed the fulfillment of seven closing benchmarks of five chapters.

As of December 2020, sixteen of Turkey’s EU accession negotiation chapters are open, one chapter (Chapter 25 (Science and Research)) is provisionally closed, and fourteen chapters remain blocked by the EU Council and Greek Cypriot Administration.

Turkey is ready to revive the accession process and proceed with the negotiations.

The meeting between President Erdoğan and EU Presidents Tusk, Juncker, and Tajani, during the NATO Meeting on May 25, 2017 in Brussels, sowed the seeds for a constructive political dialogue. A calendar of meetings to be held between the EU and Turkey was scheduled. Political Dialogue Meetings at the Directors Level were held on June 13, 2017 in Brussels, between the representatives of Turkey and the EU.

The Turkey-EU Summit was hosted by Bulgaria on March 26, 2018 in Varna, the Bulgarian Prime Minister Borissov, President Erdoğan, and the Presidents of the European Council and the European Commission attended. At the meeting, Turkey’s candidacy to join the EU was confirmed by the leaders. Also at the meeting, Turkey set out its expectations from the EU on counter-terrorism, visa liberalization, the modernization of the Customs Union, the Voluntary Humanitarian Admission Scheme, the refugee facility for Turkey, and the Cyprus issue and reminded the EU of its remaining obligations arising from the Agreement dated March 18, 2016. Turkey shared with the EU a roadmap stating the concrete actions to be taken to guide the parties towards a constructive dialogue. As a result, the European Commission visited Turkey in May 2018 to discuss the remaining benchmarks of the visa liberalization process.

A High Level Political Dialogue meeting between Turkey and the EU was held on November 22, 2018, in Ankara. At the meeting, main issues in Turkey’s relations with the EU, namely accession process, as well as the economy, trade, financial cooperation, energy, Customs Union, the fight against terrorism, security issues, migration and visa liberalization were discussed in detail.

Also, a series of meetings of Turkey-EU association organs were held for enhancing Turkey-EU relations. A Turkey-EU Association Committee meeting was held on November 28, 2018 and Joint Parliamentary Committee meetings were held on April 26, 2018 and December 19-20, 2018, respectively. Moreover, A Turkey-EU Association Council meeting was held on March 15, 2019, after an interval of almost four years. The 39th meeting of the EU-Turkey Joint Consultative Committee was held online on September 8, 2020. European Committee of the Regions’ Turkey Working Group, which fosters cooperation among Turkish and European regional authorities and assesses the impact of EU policies from a local perspective, met online on December 16, 2020. The Working Groups usually meet twice a year, once in Brussels in the framework of the Enlargement Day event and once in Turkey.

By way of taking stock of the accession strategy, the Association Council discussed Turkey—EU bilateral relations under the Association Agreement and the Customs Union.

On June 3, 2019, President Erdoğan received EU Commissioner for Migration, Home Affairs and Citizenship, Dimitris Avramopoulos in Istanbul.

Although the European Council agreed, on July 15, 2019, not to hold the Association Council and further meetings of the EU-Turkey high-level dialogues, the Turkey-EU political dialogue meeting was held on September 13, 2019, at the level of political directors. Moreover, after the new European Commission and the political leadership came into office, the high-level contacts between the presidents of the EU institutions and Turkish government got accelerated. The phone call of President of the European Commission, Ursula von der Leyen, to President Erdoğan, on her first day of tenure, was an important step in this regard. Furthermore, Vice-President of the European Commission, Margaritis Schinas, and Commissioner of Home Affairs, Ylva Johansson, visited Ankara on December 6, 2019.

President Erdoğan and the Presidents of the European Council and the European Commission met in Brussels on March 9, 2020, At the Summit, the leaders discussed bilateral relations, the implementation of the EU-Turkey 18 March statement, and the issues regarding security and stability of the region, including the crisis in Syria. On the EU-Turkey statement, leaders decided to task High Representative Josep Borrell and Foreign Minister Çavuşoğlu with working on clarifying the implementation of the deal between Turkey and the European Union. In this context, Minister Çavuşoğlu established a regular dialogue with HR Borrell. However, it did not yield a concrete result. The COVID-19 pandemic, which started in March 2020, also affected Turkey-EU relations. Only one sub-committee (Sub-Committee 2- Internal Market and Competition) meeting could be held online on December 9, 2020. The 18th meeting of the Technical Legislation Working Group established under the Customs Union Joint Committee was held online on October 8, 2020.The 51st meeting of the Customs Cooperation Committee was held online on December 4, 2020.

Efforts to Accelerate Accession Negotiations

(1) Turkey’s New EU Strategy

Turkey’s New EU Strategy (“EU Strategy”), was publicly announced on September 18, 2014. The EU Strategy rests on three pillars: (1) determination in the political reform process, (2) continuity in socio-economic transformation, and (3) effectiveness in communication.

The first pillar of the strategy involves the political reform process. The Reform Action Group (“RAG”) monitors political reforms and takes an active role contributing to the preparation, adoption, and implementation phases of reform. Thus, six RAG meetings have been held so far: November 8, 2014, February 20, 2015, December 11, 2015, August 29, 2018 and December 11, 2018. The 6th RAG meeting was chaired by the President on May 9, 2019.

The second pillar of the EU Strategy involves sustaining the socio-economic transformation in Turkey through EU acquis alignment. Accordingly, the National Action Plan for EU Accession (NAP) was prepared in order to ensure Turkey’s alignment with the EU acquis in all chapters. The NAP was publicly announced on February 26, 2016, covering the 2016-2019 period.

As the implementation of the Action Plan was completed at the end of December 2019, the Directorate for EU Affairs (“DEUA”) prepared a new National Action Plan for the EU Accession, as it was also envisaged in the 11th National Development Plan. The new National Action Plan for EU Accession consists of 31 primary, 172 secondary legislation and 128 administrative capacity measures to be realized during the 2021-2023 period.

To ensure that new legislation is drafted in line with the EU acquis, the European Union Coordination Board (“EUCB”) was established by the Presidential Circular No 2019/22 published in the Official Gazette No. 30921 of October 17, 2019.

The EUCB, under the chairmanship of the Deputy Minister of Foreign Affairs and the Director for EU Affairs, has been established to be in charge of the conduct and coordination of the accession negotiations and the work towards alignment with the acquis.

According to the Circular, “EUCB will identify the priority areas and the work to be done with regard to alignment with the EU acquis; steer, monitor and evaluate the work carried out by the public institutions and organizations on the alignment with and implementation of the acquis; analyze and evaluate the proposals of the public institutions and organizations, private sector, civil society organizations and universities on alignment with and implementation of the acquis”.

Moreover, in line with the respective Presidential Circular, the principles to be applied when drafting legislation for alignment with the acquis and the procedure to be followed with respect to the references made to the EU legislation will comply with the guidelines issued on the official website of the Directorate for EU Affairs. Corollary, the draft legislation will be duly sent to the DEUA to obtain its opinion.

The third pillar of the EU Strategy, Turkey’s EU Communication Strategy (“EUCS”) has been implemented since 2010 in order to show an accurate picture of Turkey, as well as to increase domestic and international support for Turkey’s membership to the EU.

EUCS has two dimensions. The first dimension covers communication within the country, which aims to contribute to the domestic perception of the EU accession process as a modernization project, improving living standards of Turkish people. The second dimension of the strategy addresses the European public opinion. It aims to ensure an increased presence of Turkey’s membership on the EU agenda and to bolster support for Turkey’s EU membership by informing EU citizens of the facts about Turkey to overcome misperceptions. The second dimension also highlights the “win-win” situation of Turkey’s future EU membership, with an emphasis on contributions Turkey will make to the EU. In this respect, since 2010, several activities have been carried out under Turkey’s EU Communication Strategy both in Turkey and in the EU. Due to the pandemic, since March 2020, all planned EUCS activities were carried out on online platforms.

(2) Sub-Committees

In order to follow the developments concerning the alignment of the Turkish legislation with the EU acquis, 8 Subcommittees, serving under the Association Committee, were established pursuant to Decision No. 3/2000 of the EC-Turkey Association Council, dated April 11, 2000.

Sub-Committees are important platforms to discuss new developments in the EU acquis and to assess Turkey’s harmonization process with it.

8 Sub-Committee meetings were held in 2019-2020:

•	Sub-Committee 1—Agriculture and Fisheries (November 28 and 29, 2019, Brussels)

•	Sub-Committee 3—Trade, Industry and ECSC Products (October 23, 2019, Ankara)

•	Sub-Committee 4—Economic and Monetary Issues (September 26, 2019, Brussels)

•	Sub-Committee 5—Innovation (Telecoms, audiovisual, culture, R&D, education) (October 24, 2019, Ankara)

•	Sub-Committee 6—Transport, Environment, Energy, TENs and nuclear safety (October 16 and 17, 2019, Brussels)

•	Sub-Committee 7—Social Policy & Employment, Regional Development (September 25, 2019, Brussels)

•	Sub-Committee 8—Customs, Taxation, Drug Trafficking, Money Laundering (Justice and Home affairs) (November 7 and 8, 2019, Brussels)

•	Sub-Committee 2—Internal Market and Competition (December 9, 2020, Videoconference)

(3) Dialogue Platforms

Both Turkey and the EU have agreed to have comprehensive regular High Level Political Dialogue meetings at Ministerial/High Representative/Commissioner level in addition to the other regular meetings.

The first Turkey-EU High Level Political Dialogue meeting between representatives of Turkey and the EU was held on January 25, 2016, the second meeting was held on September 9, 2016, the third was held on July 25, 2017, and the fourth was held on November 22, 2018. The latest Turkey-EU political dialogue meeting was held on September 13, 2019, at the level of political directors.

The Turkey-EU High Level Transport Dialogue meeting was held on November 27, 2017 in Brussels after the dialogue process was revitalized in the official visit of Violeta Bulc, Member of European Commission Responsible for Transport, to Turkey on July 5-6, 2017. The latest of High Level Transport Dialogue meetings was held on January 15, 2019. On November 28, 2017, a Turkey-EU counter-terrorism consultation was held in Ankara.

Turkey and the EU agreed to launch a High Level Economic Dialogue (“HLED”) in the first quarter of 2016. The first meeting was held on April 25-26, 2016 in Turkey, the second meeting was held in Brussels on December 8, 2017, and the third meeting was held in İstanbul on February 28, 2019.

The HLED aims to further enhance the economic relations, which have been significantly improved as a result of the Customs Union between the EU and Turkey, through developing a mutual understanding of economic policies and structural reform agendas. In the first part of an HLED meeting, officials from the Commission and Turkish Government and representatives of major Turkish and European business communities come together and focus on how to create a better business environment and deepen bilateral trade and investment links. In the second part of an HLED meeting, ministerial-level discussions are held regarding the outlook for the EU and Turkish economies and the need for an ambitious reform agenda. International financial institutions including the European Investment Bank, the European Bank for Reconstruction and Development, and the Council of Europe Development Bank, also participate in the HLED meetings.

To enhance Turkey-EU cooperation for securing and diversifying energy supplies and to ensure competitive energy markets, the High Level Energy Dialogue was also launched and held its first meeting on March 16, 2015. Turkey is a natural energy hub between the energy resources of the Middle Eastern and Caspian Regions and the EU energy markets. Turkey’s development as an energy trading hub would be beneficial to both Turkey and the EU. The second High Level Energy Dialogue meeting was held in İstanbul on January 28, 2016 with the participation of H.E. Berat Albayrak, Minister of Energy and Natural Resources, and H.E. Miguel Arias Canete, Commissioner responsible for Climate Action and Energy. The main agenda items of the meeting were energy policy priorities, electricity and gas connections, energy efficiency, cooperation on renewable energy and nuclear energy, and the opening of Chapter 15 (Energy) to negotiations.

Political Reforms

Turkey acceded to the presidential system of government as of July 9, 2018. In this new system, the executive and the legislative bodies are separately elected, which thus envisages a strict separation of powers. There is no longer a dual authority in the executive power and judicial power is exercised by independent courts. Regarding checks and balances, the laws prevail over the presidential decrees in the hierarchy of norms. Furthermore, a presidential decree shall neither regulate fundamental rights; rights and duties of the individual; political rights; or matters explicitly regulated by law. Judicial remedy before the Constitutional Court has also become available for Presidential decrees. Judicial remedies are available against the acts and actions of the President, as compared to the previous system. Contrary to the parliamentary system, the President is now accountable.

The Reform Action Group (formerly named the Reform Monitoring Group) (“RAG”) is an inter-ministerial mechanism which constitutes an important factor of momentum in the political reform process in Turkey’s EU accession process. The Reform Monitoring Group organized thirty meetings since its establishment in 2003 and restructured as the RAG in 2014 to reflect its active role in the cycle of the reform agenda, contributing to the preparation, adoption and implementation phases. In the new presidential system, the RAG convened on August 29, 2018 (fourth RAG meeting), after a three-year interval, and agreed on accelerating the political reform process. The conclusions of the RAG meetings delivered a clear message to continue the political reforms. In line with the RAG decisions, the new Judicial Reform Strategy was adopted as of May 30, 2019.

Regarding civilian oversight, there has been significant progress. With the constitutional amendment in 2017, military courts have been abolished to further enhance the independence of the judiciary and, thus, the dual structure of the judiciary in Turkey (civil versus military jurisdiction) ended. In June 2018, the European Court of Human Rights gave its decision (Baysal v. Turkey) on inadmissibility concerning the pending cases before the Court on the independence and impartiality of the Supreme Military Administrative Court. Furthermore, the Gendarmerie General and Coast Guard Commands now report to the Ministry of Interior and the Service Commands report to the Ministry of National Defense. The composition of the Supreme Military Council has changed and now has more civilian members.

In the new system, civilian oversight has been further enforced (Affiliation of Turkish Armed Forces to the Ministry of National Defense, the National Security Council having a further civilian composition).

Regarding the judiciary, as a follow-up to the fourth RAG decision, dated August 29, 2018, Turkey adopted the new Judicial Reform Strategy document on May 30, 2019, covering the period of 2019-2023. The preparations of the document were carried out in a participatory manner. All relevant national and international stakeholders have participated in the preparation of draft strategies. The Council of Europe and the European Commission were also consulted. The Judicial Reform Strategy plans significant activities regarding independence of judiciary (i.e introduction of geographical guarantee), protection of fundamental rights (i.e data protection, reviewing legislation on freedom of expression), efficiency of judiciary, quality of services and human resources, access to justice, criminal justice system and alternative dispute resolution mechanisms.

The Action Plan of the Judicial Reform Strategy, which lists responsible institutions, an implementation schedule, the budget for activities and performance indicators, was adopted on October 5, 2020. In addition, the Judicial Reform Strategy Monitoring and Evaluation Board has been established.

Within the scope of the implementation of the Judicial Reform Strategy, three Judicial Packages have entered into force on October 24, 2019, April 15, 2020 and July 28, 2020, respectively. In this framework, according to the data of the Ministry of Justice, 129 of 256 activities in the Judicial Reform Strategy have been realized through the first three judicial packages and administrative regulations adopted so far.

The first Judicial Package brought amendments for preventing violations of rights in implementation, protecting the rights of children and victims of crime, ensuring more efficient functioning of the judiciary, increasing the quality of judicial organs and human resources, protecting the right to a fair trial by speeding up criminal proceedings, alleviating the workload of the judiciary and providing more effective protection of freedom of expression. In addition, the Anti-Terror Law was amended to further safeguard freedom of expression and the press, and the appeal mechanism for judgements of regional courts of appeal has been extended, particularly for cases with direct effects on the freedom of expression. A specific provision stating that “the expression of thoughts which do not exceed the limits of reporting or made for the purpose of criticism shall not constitute an offence” has been incorporated to the Anti-Terror Law.

With the second Judicial Package, measures were introduced to prevent over-crowding in prisons, in particular during the COVID 19 pandemic. To this end, the periods to be spent in penal institutions were redefined, a provisional arrangement was made regarding the practice of probation; the scope of special execution procedures has been expanded and execution services in general have been improved.

The third Judicial Package brought amendments mainly relating to the simplification and enhancement of civil proceedings and procedural provisions. Comprehensive amendments have been made concerning civil disputes and the appeal system (regional courts of appeal). A series of legal amendments have been introduced to overcome challenges such as long trial periods, the use of unnecessary effort and time and some uncertainties and hesitation encountered during trials. These amendments contributed especially to the improvement of the efficiency of the judiciary and protection of the right to a fair trial.

The By-law on Determination and Implementation of Targeted Time Periods for Investigation, Prosecution and Trial entered into force on September 1, 2017. As of January 2019, the parties are notified of the targeted time period planned for each investigation and trial. It was determined that the target deadlines were complied with in 70% of investigations and in more than 80% of trials.

A preliminary evaluation process was introduced before the investigation to ensure respect of the presumption of innocence by the Decree Law of August 25, 2017. Thus, the new mechanism protects people from abstract and ill-founded accusations and from being labelled as criminals because of an insignificant denunciation. As of 2020, 303,782 people have been safeguarded within this framework of the right not to be so labelled.

The “Accelerated Trial Procedure” and the “Simple Trial Procedure”, which procedures were issued within the scope of the new Judicial Reform Strategy, started to be implemented as of January 1, 2020, in order to simplify the judicial system, and to facilitate and speed up judicial services.

As of 2020, the rate of reconciliation in the files resulting from the settlement method in criminal cases is 82% and the workload of the criminal courts has been greatly relieved.

With the Law on Labor Courts entering into force on October 25, 2017, mediation for labor disputes became mandatory.

The Law Amending the Criminal Procedure Code and Some Other Laws, entered into force on February 20, 2019. The Law includes provisions with a view towards improving the quality of justice through increasing the threshold in the written exam, prolonging the internships of candidate judges and prosecutors, and increasing efficiency of the judiciary through restructuring the functioning of the regional appeal system.

As of January 2019, the Ministry of Justice concentrated its efforts on the dissemination of the “electronic notice” system.

The Justice Academy of Turkey was established with its new structure on May 2, 2019.

There has been a significant process in the institutionalization of human rights. New democratic institutions have been established. Further, the Law on Human Rights and Equality Institution of Turkey entered into force on April 20, 2016. The purpose of this law is to protect and promote human rights, secure the right to receive equal treatment, prevent discrimination, and fight against torture and ill-treatment effectively. The Human Rights and Equality Institution (“HREI”) operates as national preventive mechanism within the framework of the provisions of Optional Protocol to the UN Convention against Torture and Other Cruel, Inhuman or Degrading Treatment or Punishment. The HREI continues to receive applications. The Ombudsman Institution works very effectively and since its establishment, the compliance rate to its decisions increased steadily and reached 76.38% in 2020.

The individual application mechanism to the Constitutional Court has proven useful, as since the introduction of the mechanism, as of December 31, 2020, a total of 295,038 individual applications have been made to the Constitutional Court. Currently, there are 37,930 pending applications at the Constitutional Court, which corresponds to 12.9% of total applications.

With the adoption of the Law on Personal Data Protection on April 7, 2016, the Personal Data Protection Authority was established and the right to data protection has been guaranteed.

In addition, Law no. 6713 on the Establishment of the Law Enforcement Monitoring Commission entered into force on May 20, 2016. The aim of the Law is to introduce a new complaint system which would allow it to be more feasible in practice to enhance the existing complaint system and reinforce the public trust to the complaint system. Following the adoption of the Implementing By-Law regarding the Law on the Establishment of Law Enforcement Commission on August 7, 2019, the Law Enforcement Commission became operational to ensure that the law enforcement complaint system operates promptly and effectively. The Commission held 11 meetings in 2020 and 15 decisions were taken.

Competence of the Human Rights Compensation Commission has been expanded. With the transfer of existing individual applications to the Constitutional Court on long trials, and non-execution or delayed/partial execution of court decisions to the Commission, the effectiveness of the Constitutional Court is enhanced.

In the first half of 2016, Turkey took several crucial steps to become a party to regional and international conventions in the field of fundamental rights and freedoms by ratifying over a dozen conventions and protocols, which range from the processing of personal data to the prevention of the financing of terrorism. Some of these steps also constitute some of the requirements of the Visa Liberalization Roadmap towards a visa-free regime for Turkish Citizens. The approval of these conventions and protocols strengthened the fundamental rights and freedoms in Turkey.

The Law on International Judicial Cooperation in Criminal Matters entered into force on May 5, 2016. This Law facilitates the implementation of the provisions of international agreements in the field of international judicial cooperation in criminal matters of domestic law.

Regarding anti-corruption, as an annex to the Prime Ministry’s Circular No. 2016/10, the Action Plan on Enhancing Transparency and Strengthening Fight Against Corruption for the years 2016-2019 was published in the Official Gazette on April 30, 2016. The Action Plan includes extensive legal and administrative measures, in line with Group of States against Corruption recommendations, in order to enhance transparency in public life. A process to update the Action Plan on Enhancing Transparency and Strengthening Fight Against Corruption, which was envisaged in the Action Plan on Human Rights, has been initiated.

In line with GRECO recommendations, the Council of Judges and Prosecutors adopted the Code of Judicial Ethics in March 2019, specifying the principles of ethical behavior for judges and prosecutors.

The heinous coup attempt of July 15, 2016 by FETO left 251 dead and thousands wounded. The state of emergency, declared after the coup attempt, was lifted on July 19, 2018. During the state of emergency, all measures taken were carried out diligently within the rule of law and within close dialogue with the Council of Europe. Additionally, all of the Decree Laws published during the state of emergency were adopted by the Parliament in mid-February 2018 and are now open to judicial review. After the State of Emergency was lifted on July 19, 2018, derogations to the European Convention on Human Rights and International Covenant on Civil and Political Rights (ICCPR) were revoked on August 8, 2018.

The Inquiry Commission on the State of Emergency Measures (the “ICSEM”) was established on January 23, 2017. As of July 17, 2017, the ICSEM started to accept applications regarding the measures taken during the state of emergency. The ICSEM decides on applications in a transparent manner and its decisions are subject to judicial review. The action for annulment against the decisions of the Commission may be filed with the designated administrative courts in Ankara. The European Court of Human Rights (ECtHR) with its decision on Köksal v. Turkey dated June 12, 2017, has recognized the Inquiry Commission as an effective domestic remedy that should be exhausted before applying to the Court.

The members of the ICSEM have legal, administrative, financial, and criminal immunity in matters related to their duties to ensure that they can fulfill their duties without any interference.

Regarding economic and social rights, important steps have been taken. The Third National Action Plan on Violence against Women for the years 2016-2020 was adopted in December 2016.

The Provincial Commission for Coordination, Monitoring and Evaluation for Combating Violence against Women, which was established in 2016, convenes every six months under the chairmanship of the Governor, with the highest level of participation of relevant institutions in 81 provinces. Efforts to update the Action Plan covering 2021-2025 are underway. The “Coordination Plan on Combating Violence against Women,” covering 2020 and 2021, was published on November 25, 2019 with the Protocol signed between the relevant Ministries. The Ministry of Justice issued a Circular on “Implementation of the Law on Protection of Family and Prevention of Violence against Women” on December 17, 2019. The Ministry of Interior issued a circular on “Combating Violence against Women” on January 1, 2020, introducing new measures.

The “Strategy Paper and Action Plan for the Empowerment of Women 2018-2023”, as a continuation of the “National Action Plan on Gender Equality”, was adopted and entered into force in 2018. The meetings of the Monitoring and Evaluation Board for the Strategy Paper and Action Plan for the Empowerment of Women are regularly held. The Action Plan includes five main policy pillars (education, economy, health, participation in decision-making mechanisms and media).

The Strategy Paper and Action Plan on Roma People for the years 2016-2021 was published in the Official Gazette on April 30, 2016. The First Phase Action Plan was successfully implemented and a ministerial circular was issued for the establishment of the Monitoring and Evaluation Board of the National Strategy Paper on Roma People in February 2017. The meetings of the Monitoring and Evaluation Board have been held regularly since 2017 in Ankara (once per year). The latest meeting was held in February 2019, in Ankara, with the participation of Roma NGOs. The Second Phase Action Plan of the National Strategy Paper on Roma People (2019-2021) was published on December 11, 2019. The Turkey-EU Roma Seminar was held online on September 29, 2020.

With regard to children’s rights, Turkey ratified the Optional Protocol to the Convention on the Rights of the Child on a Communications Procedure in December 2017. The National Program for the Elimination of Child Labor for the years 2017-2023 was approved by the Minister of Labor and Social Security on March 9, 2017.

In the context of National Program for the Elimination of Child Labour (2017-2023), 2018 has been declared as the “Year of Elimination of Child Labour”. The Program is monitored and evaluated through board meetings held twice a year in June and December. In addition, the “Joint Declaration of the Elimination of Child Labour” was signed with related ministries, NGOs and social partners to ensure joint commitment and cooperation on the elimination of child labour on February 23, 2018.

The Judicial Reform Strategy and 1st Judicial Package introduce effective mechanisms for women and children who are victims of violence. For example, upon the amendment made to Criminal Procedure Code, interviews and statement-taking in the investigation and prosecution stages concerning children who have fallen victim to the crime of aggravated sexual abuse shall be carried out only in Child Monitoring Centers as a legal obligation.

With regard to the rights of persons with disabilities, the National Plan of Action on Persons with Autism Spectrum Disorder for the years 2016-2019 was published in the Official Gazette on December 3, 2016.

Regarding civil society, in September 2018, a presidential decree was issued establishing a Directorate General for Relations with Civil Society under the Ministry of Interior, with the aim of improving the civil society environment. The Civil Society Advisory Board, including representatives of the university, public institutions and NGO’s, was also established in order to identify and develop policies and to strengthen coordination and cooperation between NGO’s and public organizations. The Board is chaired by the Minister of Interior.

Freedom of religion and faith is guaranteed within the Constitution of the Republic of Turkey. Everyone has the freedom of conscience, religious belief and conviction. There has been considerable progress in terms of strengthening the climate of tolerance and mutual understanding in Turkey.

Significant steps have been taken to enhance the dialogue with different faith groups. Ministers and Government officials have been continuously holding meetings with the representatives of religious communities to address their problems. Representatives of different faith groups in Turkey stated that they are free to live out their faith and beliefs in Turkey and worship freely according to their traditions in a joint declaration on July 31, 2018.

Elections for the Armenian Patriarchate of Istanbul were held on December 11, 2019 and Bishop Sahak Maşalyan was elected as the 85th Armenian Patriarch of Istanbul.

Regarding property rights, following the entry into force of the new Foundations Law no. 5737 on February 27, 2008, the legislation on community foundations was updated and an approach towards solving the problems of the community foundations was adopted. With the Decree Law no. 651, the Provisional Article 11 was added to Foundations Law, and within this framework, 333 immovable properties were registered in the names of their owner foundations and the cash value of 21 immovable properties was reimbursed to their previous foundations. Also, a legislative amendment regarding return the immovable properties to Syriac community was adopted by TGNA on March 27, 2018. No problems regarding the usage of the immovable property to the Syriac community were encountered up until their return. Moreover, the groundbreaking ceremony of the Syriac Orthodox Mor Efrem Church in Istanbul took place on August 3, 2019. On December 2, 2020, the implementation period of the provisional Article 6 of the Electricity Market Law, which constitutes the legal ground for funding the electricity bills of places of worship under the budget of the Directorate of Religious Affairs, has been extended until December 31, 2025.

The election of the fifth term members of the Council of Foundations was completed on December 30, 2020.

Regarding migration, Turkey continues hosting the largest refugee population in the world, with 4 million externally displaced persons, including approximately 3.7 million Syrians under temporary protection. Syrians have access to education, legal and health services. Their access to the labor market is also regulated by a bylaw. Social assistance is provided to vulnerable groups both through Turkey’s national budget as well as through international projects including but not limited to Facility for Refugees. Turkey has spent more than U.S.$40 billion to address the needs of Syrians in Turkey. In addition, relevant ministries continue to work on refugees’ access to public services in an effective and continuous manner. Turkey also continues its efforts to support self-sustenance of Syrians. Efficient implementation of the EU-Turkey Statement of March 18, 2016 by Turkish institutions was a significant contribution to managing the migratory crisis towards Europe. The EU High Representative/Vice-President Josep Borrell stated in his report that irregular crossings to Europe have been significantly reduced in 2020 compared to 2015. However the EU failed to honor various commitments stemming from the Statement.

Visa Liberalization Dialogue

The launch of the Visa Liberalization Dialogue on December 16, 2013, was an important point in Turkey-EU relations. The Readmission Agreement was signed on the same day. Steps towards ensuring timely completion of the Visa Liberalization Dialogue and effective implementation of the Turkey-EU Readmission Agreement are being taken together with all the relevant Turkish institutions and with the collaboration of the European Commission.

The Visa Liberalization Dialogue is based on a Roadmap towards a visa-free regime with Turkey setting out the requirements to meet in order to enable the European Parliament and the Council to amend Regulation (EC) No 539/2001 (Repealed by Regulation (EU) No 2018/1806) which would allow Turkish citizens holding a biometric passport in line with EU standards to travel for short stays in the Schengen area without a visa. The 72 requirements listed in the Roadmap are organized in five thematic groups: (1) document security, (2) migration management, (3) public order and security, (4) fundamental rights, and (5) readmission of irregular migrants. The European Commission reports regularly to the Council and the Parliament on Turkey’s progress in fulfilling the Roadmap requirements.

In May 2016, the Commission adopted its Third Report on progress. The Commission stated that Turkey fulfilled 65 out of 72 benchmarks in the Roadmap. The European Commission also presented the proposal to amend Regulation (EC) No 539/2001 (Repealed by Regulation (EU) No 2018/1806) to lift the visa requirement for Turkish citizens on the understanding that Turkey will fulfill outstanding benchmarks of the Roadmap. The fulfillment of the 65 benchmarks has been confirmed at the other regular reports of the Commission. Regarding the remaining benchmarks, Turkey shared its work plan with the European Commission on February 7, 2018. A meeting was held between Turkish authorities and the European Commission representatives regarding the work plan in Ankara on May 31, 2018. At the meeting, both parties agreed to continue the work on remaining benchmarks.

After the European Commission had confirmed the fulfillment of a benchmark on issuing second-generation passports in line with EU and ICAO standards on December 8, 2018, The European Commission confirmed that the benchmark related to passports had been fulfilled as of December 2018, so there are 6 remaining benchmarks to fulfill. The 2019 Regular Report of the European Commission also confirms that Turkish biometric passports are now compatible with EU standards.

A Presidential Circular on the Visa Liberalization Dialogue was published on September 18, 2019, which instructs relevant institutions to continue their efforts in achieving and maintaining progress. Significant steps were taken to fulfill the other remaining benchmarks. The Anti-Terror Law was amended to further safeguard freedom of expression and press by the first Judicial Package on October 24, 2019. Negotiations to conclude the Agreement between Turkey and the EU concerning exchange of personal data related to the fight against serious crimes and terrorism between the Europol and competent Turkish Authorities began on November 30, 2018 in Brussels. The third tour of the negotiations took place on October 10, 2019.

Harmonization with the EU Acquis

Turkey continues its reform process in every field of the acquis. In 2020, 3 primary and 33 secondary legislative enactments were made targeting the harmonization process with the EU acquis. Since the opening of the accession negotiation, in October 2005, until December 2019, approximately 293 primary and 1980 secondary legislations related to the acquis have been incorporated into Turkish legislation.

The rules with regard to import and export of Turkish currency and foreign exchange were rearranged by an amendment in the Decision of the Council of Ministers No. 32 on the Protection of the Value of Turkish Currency that was published in Official Gazette on June 11, 2015. According to these amendments, taking out foreign exchange greater than 10,000 Euro or its equivalent accompanied by traveler shall be declared to customs authorities with a cash declaration form issued by the Ministry of Trade.

The requirements on listing of foreign securities, such as being publicly listed in the securities market of the issuance country and getting the ministerial approval, were abolished by Borsa İstanbul Instructions on a Listing that was entered into force on November 30, 2015.

Turkey ratified the Council of Europe’s Convention on Laundering, Search, Seizure and Confiscation of the Proceeds from Crime and on the Financing of Terrorism with Law No. 6665, published in the Official Gazette on February 19, 2016.

Turkey implemented a “National Risk Assessment Project” in order to complete the preparations for the Fourth Round of Financial Action Task Force (“FATF”) Mutual Evaluations. In this framework, National AML/CFT (anti-money laundering/combating the financing of terrorism) Risk Assessment (NRA) Report was submitted to the FATF in 2018. Moreover, as a component of mutual evaluations, Turkey submitted its technical compliance and effectiveness compliance reports to the FATF in accordance with the FATF Methodology during October and December 2018. An on-site visit was conducted in Ankara with the participation of the assessment team and the FATF experts in March 2019. Turkey’s fourth round of mutual evaluation report was discussed by the FATF Plenary in October 2019. The mutual evaluation report for Turkey was published in December 2019. With the Law No. 7262 on Countering the Financing of the Proliferation of Weapons of Mass Destruction which entered into force on December 31, 2020, Turkey has taken important legislative and administrative steps to address the gaps identified in the MER of Turkey.

In the banking sector, between September 2015 and March 2016, Turkey completed the Regulatory Consistency Assessment Program of Basel Committee. The Turkish banking sector regulations and legislation were reviewed in terms of compliance with the Basel standards and were determined to be in full compliance with current Basel standards. Regarding the banking supervisory and regulatory arrangements and requirements applied to financial institutions, Turkey was declared an “equivalent third country” by the European Commission on December 20, 2016.

Alignment with the EU acquis has been achieved by the update of share prospectuses’ formats used in public offerings on January 12, 2016. Upon the request of the Capital Markets Board of Turkey to the European Securities and Market Authority (“ESMA”) to recognize equivalency of Turkish share prospectuses under EU legislation, ESMA stated that a prospectus drawn up according to Turkish laws and regulations can constitute a valid prospectus under the Prospectus Directive in its opinion dated February 8, 2016.

The Insurance and Private Pension Regulatory and Supervisory Agency was established as a public entity with financial and administrative autonomy by Presidential Decree No. 47, which was published in the Official Gazette No. 30922 on October 18, 2019. The Agency has the authority to regulate the insurance and private pension sectors and to supervise individuals and institutions operating in those sectors.

With regard to savings deposit insurance, the coverage limit was increased from TL 100,000 to TL 150,000 by the By-law Amending the By-law on Deposits and Participation Funds Subject to Insurance and Premiums Collected by The Savings Deposit Insurance Fund, which was published in the Official Gazette No. 30899 on September 25, 2019.

With the amendments made in the Law No. 6493 in November 2019, all responsibilities regarding licensing and supervision of non-bank payment service providers and regulation of all types of payment services are given to the Central Bank of Turkey (“CBRT”). Additionally, with the Payment Service Directive 2 (PSD2), payment initiation and payment account information services have been included in the Law as payment services. The Payment and E-Money Institutions Association of Turkey was established on 28 June 2020.

In line with the EU Directive 2014/59/EU on Bank Recovery and Resolution, Financial Stability Board’s (“FSB”) Key Attributes of Effective Resolution Regimes for Financial Institutions and the International Association of Deposit Insurers (IADI) Core Principles, the necessary amendments were made in the Banking Law on February 25, 2020 regarding requirements for preparing recovery plans and the submission of these plans to the Banking Regulation and Supervision Agency (“BRSA”) for domestic systemically important banks. The definition of “risk group” has also been expanded to ensure full compliance with Basel standards.

The By-Law on Manipulation and Misleading Transactions in Financial Markets was published in the Official Gazette No.31120 of May 7, 2020 as per the provisions of the EU’s Regulation 596/2014 on market abuse (Market Abuse Regulation-MAR),

Turkey ratified the Convention on Cybercrime of the Council of Europe on April 22, 2014. The convention entered into force on January 1, 2015. This Convention will better implement limitations on illegal internet content, since it streamlined current regulations and provides a sound framework for the use of internet. Law No. 6461 on Liberalization of Turkish Rail Transport Sector entered into force on May 1, 2013. It liberalizes the rail transport market by opening it to competition and separating the functions of infrastructure managers and railway undertakings.

As a result of the decision of the Constitutional Court, on June 11, 2015, related to the Law on Trade Union and Collective Labor Agreement (adopted on November 7, 2012), the activity threshold entitling trade unions to engage in collective labor agreements was set at 1%. Law No. 6356 on Trade Unions and Collective Labor Agreements was amended in 2019, pursuant to which trade unions, that are benefiting from exemption of sector threshold, are exempted from sector threshold for 1 more year. The Constitutional Court (1) on October 22, 2014, removed the precondition of being employed in an establishment with thirty or more workers and having a minimum seniority of six months for workers to apply to the court for termination of the contract because of trade union affiliation, and (2) on October 20, 2015, nullified the provision preventing public employees working in the administrative organization of the Turkish Grand National Assembly from being members of a trade union.

On April 20, 2016, the Law on Human Rights and Equality Institution was adopted. This Law sets the general basis for combating discrimination in Turkey, which also aims to transpose the EU acquis concerning anti-discrimination on grounds of race and ethnic origin in every area of life and anti-discrimination in employment on grounds of religion, belief, disability, and age. The Human Rights and Equality Institution is acting as an equality body, as required by the EU acquis.

On June 25, 2015, a Turkish Industrial Strategy Paper for the years 2015-2018 was published which aims to meet the closing benchmark for Chapter 20 (Enterprise and Industrial Policy). A new Industrial Strategy Paper was launched in September 2019 covering the period 2019-2023.

The Additional Protocol to the Council of Europe Convention on the Prevention of Terrorism, which was signed by Turkey on October 22, 2015, entered into force on June 1, 2018.

With the amendment of the Turkish Criminal Procedure Law and Law on Execution of Penal and Security Measures, as of January 2013, a defendant can opt to make his or her oral defense in his or her preferred language after the indictment is read and the merits on charges are presented. On April 11, 2013, the Law No. 6458 on Foreigners and International Protection entered into force which is the framework legislation on regular and irregular migrants, foreigners, refugees, and asylum seekers in Turkey and established the General Directorate of Migration Management under the Ministry of Interior. Based on this Law, International conventions and the EU acquis, the By-law on Procedures and Principles Regarding Obligations of Air Carriers (November 7, 2015), the By-law on Combatting Human Trafficking and Protection of Victims of Human Trafficking (March 7, 2016), and the By-law on the Implementation of the Law on Foreigners and International Protection (March 17, 2016), were established and implemented.

There have been significant developments regarding Chapter 24—Justice, Freedom and Security. The National Strategy Document against Drugs and Action Plan (2018-2023) was adopted on May 11, 2018 and the updated Action Plan on Organized Crime (2019-2021) was adopted on May 20, 2019.

Law No. 6892 corresponding to the ratification of the Convention for the Protection and Promotion of the Diversity of Cultural Expressions was adopted and published in the Official Gazette No. 30018 on March 25, 2017.

On November 19, 2015, the By-law on the Procedures and Principles of the Implementation of Turkish Qualifications Framework was adopted. Subsequently the Communiqué related to the Turkish Qualifications Framework, which is the annex of the By-law, was published in the Official Gazette No. 29581 on January 2, 2016. Hence, alignment with the EU Recommendation on the establishment of the European Qualifications Framework for lifelong learning (2008/C 111/01) was fulfilled.

On December 9, 2016, the Turkish Statistical Institute (“TURKSTAT”) announced that the national accounts had been revised in accordance with ESA 2010. In accordance with the new ESA 2010 standards, administrative registers were integrated to GDP estimates, previous GDP data was re-calculated, supply and use tables for 2012 were prepared, and regional and institutional sector accounts were revised. Gross National Income (GNI) Inventory and Quarterly National Accounts Inventory, in accordance with ESA 2010, were prepared and submitted to Eurostat in June 2017. Additionally, the new “General Government List “, in line with ESA 2020, was published in the Official Gazette No. 30610 on November 29, 2018. Turkstat also transmits Excessive Deficit Procedure (“EDP”) Notification tables to Eurostat annually via EDAMIS. In that context, 2019 and 2020 EDP Notification tables were compiled and transmitted to Eurostat on December 18, 2020.

Law No. 6769 on Industrial Property which replaced the Decree Laws on trademarks, patents, designs, and geographical indications was published in the Official Gazette No. 29944 on January 10, 2017. The Law aims to achieve further alignment with the EU acquis and enhance the institutional capacity of the Turkish Patent and Trademark Institution.

The Convention on Mutual Administrative Assistance in Tax Matters, amended by the 2010 Protocol on November 3, 2011, entered into force on July 1st, 2018 and has been in effect since January 1st, 2019. It allows for the exchange of information, simultaneous tax inspections, cooperation in notifications, and the collection of revenues among signatory states.

Turkey has joined the commitment process under the Global Forum on Transparency and Exchange of Information in Tax Matters. Turkey signed Multilateral Competent Authority Agreement on Automatic Exchange of Financial Information (CRS MCAA) on April 21, 2017 and approved it on December 31, 2019. Turkey put into force the Multilateral Competent Authority Agreement on The Exchange of Country-By-Country Reports (CbC MCAA) on October 1, 2020. For both agreements, Turkey’s list of exchange was sent to OECD for those countries that Turkey has diplomatic relations with.

Law No. 7246 amending the Law on the Protection of Competition published in the Official Gazette No. 31165 of June 24, 2020. The new Law introduces many new provisions to the Competition Act including settlement procedure, commitment procedure, de Minimis procedure, structural remedies, “Significant Lessening of Effective Competition” test for mergers and harmonization with EU regulation with regard to collection of evidence. With the amendments to the Competition Law, it is aimed to increase the effectiveness of the Competition Board, decrease the burden and the cost of the applications and align the Competition Law with the EU antitrust legislation

Law No. 7223 on Product Safety and Technical Regulations (“PSTR”), dated March 5, 2020 repealing the Law No.4703 on The Preparation and Implementation of Technical Legislation on Products was published in the Official Gazette No. 31066 on March 12, 2020 and entered into force on March 12, 2021 in order to comply with the EU’s New Legislative Framework. Like its predecessor, the Law No. 7223 on PSTR requires all products in the Turkish market to be safe and to comply with the requirements of the relevant technical regulations. To this end, the PTSR lays out the obligations of the economic operators and conformity assessment bodies (CABs) and specifies the duties and powers of the competent authorities.

Implementation of the Southeastern Anatolia Project (“GAP”) for development continues. GAP includes a wide array of investment products from agriculture to health, education, and transportation. Within the framework of the GAP Action Plan Phase II for the years 2014-2018, almost TL 26.7 billion (approximately U.S.$12.5 billion) is allocated to the region. Moreover, Konya Plain, Eastern Black Sea, and Eastern Anatolia development action plans were adopted and have been implemented by their respective development administrations.

Since 1991, Turkey has been a member of the Financial Action Task Force (“FATF”), an inter-governmental global standard setting body responsible for developing and promoting policies to combat money laundering and terrorist financing (AML/CFT). To date, Turkey has been evaluated by the FATF three times. On June 24, 2011, the FATF, identified Turkey among the jurisdictions that have strategic AML/CFT deficiencies in the scope of the third round of mutual evaluations. In response, Turkey demonstrated significant progress in combating AML/CFT issues through both legislation and policy implementation and addressed the deficiencies identified by the FATF. The FATF released a Public Statement on Turkey in October 2014. In that Statement, the FATF noted Turkey’s significant progress in improving its AML/CFT regime and that Turkey has established the requisite legal and regulatory framework to meet its commitments in its action plan regarding the deficiencies that the FATF had identified in February 2010. Turkey is, therefore, no longer subject to the FATF’s monitoring process under its on-going global AML/CFT compliance process.

Following Turkey’s exit from FATF’s monitoring process for the third round of mutual evaluations in 2014, Turkey has commenced preparations for a fourth round of FATF mutual evaluations in accordance with the recent FATF standards. On October 21, 2016, a Prime Ministry Circular was published in the Official Gazette No. 29864 relating to organizational issues embracing the assessment of AML/CFT risks and preparations for the new FATF evaluation. The Financial Crimes Investigation Board (“MASAK”) was authorized to coordinate the preparations.

Accordingly, the National Risk Assessment (“NRA”) Project, which aimed to identify and evaluate money laundering and terrorist financing risks, was launched in late 2016. The process was run in collaboration with all stakeholders including the FIU, judicial bodies, regulatory and supervisory agencies, law enforcement agencies and private sector. Relevant data and statistics were gathered from these authorities and the most common risk factors were then identified, analysed, evaluated and prioritized through a holistic analysis of this data. During this process, Turkey also took several measures to ensure its compliance with the new FATF standards and passed several legislative amendments. Article 6(1)(5) of the Regulation on Trade of Immovables (Official gazette No. 30422 on June 5, 2018) set forth provisions aimed at preventing criminals from holding management positions at real estate agencies. Similar measures have been taken with regards to Authorized Exchange Offices, as required under Article 6(1)(d)(2) of the Communique No. 2018-32/45 (Official Gazette No. 30317, January 30, 2018). In December 2018, Turkey completed its first NRA report and submitted it to the FATF Secretariat.

The NRA report was a component of the fourth round of the FATF mutual evaluation. Afterwards, Turkey submitted its contributions with regard to Technical Compliance and Effectiveness to the FATF Secretariat in accordance with the “Procedures for the FATF Fourth Round of AML/CFT Mutual Evaluations”. Accordingly, between March 5, 2019 and March 21, 2019, an onsite visit was made to Turkey by the assessment team comprised of other FATF member states’ experts and the FATF representatives in charge. Subsequently, draft Technical Compliance and Effectiveness reports, which are confidential, have been prepared by the assessment team and Turkey has sent its views back. This process continued until October 2019, when Turkey’s Mutual Evaluation Report was adopted by the FATF Plenary. The adopted report was published on the FATF’s web site in December 2019.

The FATF fourth round mutual evaluation has provided great contribution to Turkey’s AML/CFT system by raising the awareness among AML/CFT stakeholders with regard to effective implementation of the FATF standards. Additionally, a risk-based supervision methodology has been developed towards associations. Thanks to this approach, the authorities are able to apply a more focused AML/CFT supervision plan.

On the other hand, through an amendment in legislation which sets out the duties and powers of MASAK, MASAK is also assigned to carry out and coordinate risk assessment studies on AML/CFT issues in addition to the authorization granted by Prime Ministry Circular no 2016/22. MASAK is further authorized to strengthen measures in this field and identify risk categories pursuant to Article 231(1)(a), (b), (c), (ĺ) of the PD 1. This power is in line with articles 6, 7, 44 of EU Directive No. 2015/849.

Moreover, MASAK’s examination and supervision capacity has been expanded with the participation of treasury and finance experts in examinations, through the amendments made in the Presidential Decree No. 1 in 2019 and in the Law No. 5549 on Prevention of Laundering Proceeds of Crime in 2020.

Progress Reports

Since 1998, the European Commission annually publishes its regular Progress Reports on Turkey, as well as the Enlargement Strategy Paper, which evaluate developments in all candidate and potential candidate countries.

The 2016 Progress Report on Turkey and the EU Enlargement Strategy were published on November 9, 2016. The Report noted the positive developments in cooperation on foreign and security policy, including counter-terrorism, the Joint EU-Turkey Action Plan for refugees, and migration management. The humanitarian aid and support provided to millions of refugees from Syria and Iraq was also praised. In the Report, the EU condemned the coup attempt and expressed its unconditional support for the democratic institutions in Turkey. With regard to the economic criteria, the report highlighted the economic development of Turkey and the existence of a functioning market economy within the framework of Copenhagen criteria. It noted that the advanced economic integration between Turkey and the EU continued to develop and that Turkey had become the fifth largest trade partner of the EU. The section of the report on “the ability to assume the obligations of membership”, which is an important dimension of the Turkey-EU accession process confirmed the Turkish Government’s political determination in the process of harmonization with the EU acquis. With regard to alignment with the EU acquis, the progress report confirmed that progress has been achieved at various levels in 26 out of 35 chapters. With reference to the overall level of alignment, the progress report indicated that the alignment was advanced in 30 chapters.

The Commission published the Enlargement Strategy and Progress Report covering the year 2017 (the “Report”) on Turkey and EU Enlargement Strategy on April 17, 2018. The Report noted that Turkey was a key partner for the EU and a candidate country, with which dialogue at high level and cooperation in areas of joint interest have continued, including support to Syrian refugees. The Report underlined the high-level visits and Leaders’ meetings in May 2017 and March 2018. It praised the high-level dialogues on foreign and security policy, counter terrorism, energy, transport, and economy. The Report commended that Turkey made outstanding efforts to provide shelter over 3.5 million refugees from Syria and approximately 365,000 refugees from other countries. The Report underlined that the cooperation with the EU on migration continued to deliver concrete and remarkable results in reducing irregular and dangerous crossings and in saving lives in the Aegean Sea. The Report condemned the attempted coup of July 2016 and acknowledged Turkey’s need to take swift and proportionate action. The Report noted that Turkish economy was well advanced and considered Turkey to be a functioning market economy. Turkey remains the fifth largest trade partner of the EU and the EU is the first largest trade partner of Turkey. It stated that the economy, supported by government stimulus measures, achieved strong growth in 2017, however, remained vulnerable unless Turkey would address macro-economic imbalances, conduct further structural reforms and improve the business environment. The Report confirmed that Turkey has made progress and has a good level of preparation to cope with the competitive measures and market forces within the EU. It underlined that Turkey’s economy was well-integrated with the EU market in terms of both trade and investment. The Report underlined the importance of the Commission’s proposal to the Council for an extension and the modernization of the EU-Turkey Customs Union, which would be mutually beneficial. Regarding Turkey’s ability to assume the obligations of membership in the EU, the Report noted that Turkey continued to align with the acquis albeit in a limited pace. The Report confirmed that progress has been achieved in 20 chapters and further indicated that in 22 chapters, Turkey’s alignment with the acquis was good.

The European Commission published the 2019 Enlargement Package, including Country Reports of all candidate and potential candidate countries on May 29, 2019. The 2019 Turkey Report was in line with the previous year’s Report in almost all areas, from political to economic criteria as well as the acquis alignment. The European Commission welcomed that the state of emergency introduced on July 15, 2016 in the aftermath of the attempted coup ended on July 18, 2018. The EU also acknowledged the existence of threats Turkey has faced since then. However, the Report criticized some measures which had to be taken by Turkey in line with the European Conventions in the aftermath of the coup attempt. The Republic’s Ministry of Foreign Affairs underlines that the Report did not adequately highlight Turkey’s efforts to continue with the political reform process and the steps taken in this context.

On the other hand, the 2019 Country Report on Turkey noted that Turkey is a key partner for the EU and a candidate country. The Report underlined that the EU and Turkey continued their dialogue and cooperation in the areas of joint interest including a leaders meeting between Presidents Juncker and Tusk and President Erdoğan in Bulgaria in March 2018 and a High Level Political Dialogue in November 2018. Additionally, the Report stated that Turkey and the EU further developed their cooperation in the areas of energy, transport, economy and trade, and further noted that a High Level Transport Dialogue in January 2019 and a High Level Economic Dialogue in February 2019. The Report emphasized that the March 2016 EU-Turkey Statement continued to deliver results, with both parties committed to its effective implementation. Furthermore, the Report underlined that Turkey sustained its outstanding efforts to host more than 3.6 million registered Syrians under temporary protection and around 370,000 registered non-Syrians under international protection, which is the largest refugee community in the world.

With regard to economic criteria, the Report acknowledged that Turkey was well-integrated with the EU market in terms of both trade and investment based on the fact that the EU was Turkey’s largest trade partner while Turkey ranks fifth in the EU’s external trade. The Report emphasized that Turkey’s economy had sufficient capacity to cope with the competitive pressures and market forces within the EU. It also noted that certain improvements were achieved in the energy sector, along with an advancement in spending on research and development, education and physical capital.

With respect to acquis alignment, the Report confirmed that Turkey has achieved a strong level of general alignment in 22 Chapters and yearly progress at various levels in 20 Chapters.

The European Commission published the 2020 Enlargement Package, including Country Reports of all candidate and potential candidate countries on October 6, 2020. The 2020 Country Report on Turkey noted that Turkey is a candidate country and remains a key partner for the EU.

The 2020 Turkey Report summarized European Council decisions and referred to the positive agenda and potential areas of cooperation between Turkey and the EU with a specific emphasis on the modernization of the Customs Union and trade facilitation, people to people contacts, high-level dialogues, continued cooperation on migration issues, in line with the 2016 EU-Turkey Statement.

However, in the Report, the Political Criteria section and the Chapter on the Judiciary and Fundamental Rights in particular were written from a position that undervalues certain challenges faced by Turkey specifically, including but not limited to the threats posed by terrorist organizations, such as PKK/PYD/YPG, FETO and DAESH. Moreover, representatives of Turkey maintain the Report did not adequately highlight Turkey’s efforts to continue the political reform process and the steps Turkey has taken in this direction. Of note, the section on Political Criteria failed to accurately recount the current political situation in Turkey.

On the other hand, the Report emphasized that the March 2016 EU-Turkey Statement continued to deliver results, with both parties committed to its effective implementation. Furthermore, the Report underlined that Turkey sustained its outstanding efforts to host more than 3.6 million registered refugees from Syria and around 370,000 registered refugees from other countries, which is the largest refugee community in the world.

With regard to economic criteria, the Report acknowledged that Turkey’s economy is well-advanced, and Turkey is well-integrated with the EU market in terms of both trade and investment. The Report emphasized that Turkey’s economy has a good level of preparation in achieving the capacity to cope with the competitive pressure and market forces within the EU.

With respect to acquis alignment, the Report indicated that Turkey has reached a good level of alignment in 21 Chapters and also various levels of progress have been achieved in 17 Chapters.

Economic Criteria

The European Commission has considered Turkey a functioning market economy in all its annual Progress Reports since 1998. The recent Progress Reports have highlighted Turkey’s robust financial sector, public finances, and resilience of the Turkish economy, with a special emphasis on its sustained growth rate despite a difficult international economic environment.

Since 2001, Turkey has been annually submitting the Pre-Accession Economic Programs (“PEP”) and the Fiscal Notifications to the EU. As of 2015, the Pre-Accession National Economic Reform Program (“ERP”) has replaced the PEP. In addition, since 2001, the economic performance of Turkey has been monitored by the European Commission in the context of annual sub-committee meetings on economic and financial affairs. Turkey participates in the pre-accession economic policy coordination and surveillance procedures and will continue to do so in the accession process. The ERP for the 2021-2023 period was submitted in February 2020.

The Turkish economy grew by 3.2 % in 2016, 7.4% in 2017, 2.6% in 2018, 0.9% in 2019 and 1.8% in 2020. According to the ERP, Turkey’s economy is expected to grow by 5.8% in 2021 and 5% in 2022 and 2023. The year-end consumer price inflation rate was 8.5% in 2016, 11.9% in 2017, 20.3% in 2018, 11.8% in 2019 and 14.6% in 2020. According to the ERP, inflation rate is expected to be 8% in 2021, 6% in 2022 and 4.9% in 2023. Turkey’s unemployment rates were 10.9% in 2016 and 2017, 11% in 2018, 13.7% in 2019 and 13.2% in 2020. The unemployment rate is expected to be 12.9% in 2021, 11.8% in 2022 and 10.9% in 2023. Current account deficit/GDP ratio figures were 3.8% in 2016, 5.6% in 2017, and 2.6% in 2018. In 2019, Turkey generated a current account surplus of 0.1% of GDP. In 2020, the current account deficit/GDP ratio was 5.1%. ERP forecasts the current account balance/GDP ratio as -1.9%, -0.7% and 0, 1% in 2021, 2022 and 2023, respectively.

Updating of the Customs Union

For Turkey, the Customs Union is considered a stepping stone supporting and complimenting the accession process, rather than an alternate path to Turkey’s EU membership. The reason Turkey entered into such an asymmetric structure was that there was an expectation of EU membership within a foreseeable period of time. Because Turkey has yet to achieve EU membership and the systemic problems within the Customs Union continue to exist, Turkey and the EU have agreed to update the Customs Union.

With the updated package, Turkey expects sound and sustainable solutions to the structural problems due to the asymmetries of the Customs Union and an extension of trade relations to new areas which will boost bilateral trade relations. Turkey’s main expectations are the removal of existing barriers hindering free movements of goods such as road quotas and inclusion of Turkey in EU’s policymaking mechanisms in areas directly related with the Customs Union which would enable Turkey to benefit simultaneously from the Free Trade Agreements concluded by the EU with other countries.

The European Commission asked the Council for a mandate to launch negotiations regarding the modernization of Turkey-EU Customs Union on December 21, 2016. At the moment, the process of updating of the Customs Union is pending.

EU Summit Conclusions (March 25-26, 2021) invited the Commission to intensify talks with Turkey to address current difficulties in the implementation of the Customs Union, ensuring its effective application to all Member States, and invited the Council to work in parallel on a mandate for the modernization of the Customs Union.

Financial Assistance

The Instrument for Pre-Accession Assistance (“IPA”) is the main financial instrument for providing EU support in implementing reforms to move towards EU membership. Financial assistance under the second period of IPA covering the years 2014-2020 (“IPA II”) is given for the following four specific objectives: (a) support for political reforms, (b) support for economic, social and territorial development, (c) strengthening the ability of the beneficiary country to fulfill the (future) obligations stemming from membership in the EU by supporting progressive alignment with the EU acquis, and (d) strengthening regional integration and territorial cooperation.

Under these four main objectives, in line with the revised version of the Indicative Strategy Paper for Turkey adopted on August 10, 2018 setting out the priorities for EU financial assistance for the period 2014-2020, EU’s pre-accession support addresses the seven priority sectors as (a) Democracy and Governance, (b) Rule of Law and Fundamental Rights, (c) Environment, Climate action and Energy, (d) Transport, (e) Competitiveness, Innovation, Agriculture and Rural Development, (f) Education, Employment and Social Policies, and (g) Territorial Cooperation. These priorities are the basis for sector programs promoting not only political but also structural reforms, allowing more targeted assistance and improving the impact of financial assistance.

The pre-accession funds allocated to Turkey between the years 2014-2020 amount to 4.45 billion Euros. As a result of the recent cuts, the total support provided has been reduced to 3.2 billion Euros.

In order to use these funds, financing agreements between the European Commission and Turkey are required to be signed. The Financing Agreements of the Programs for all the years of the IPA period (2014-2020) have been signed and entered into force.

The total amount of funds for the period 2021-2027 of IPA are increased from 12.8 billion to 14.5 billion Euros in comparison with the previous period. In the new IPA period there will be no fund allocations for countries. There will be 5 windows:

a) Rule of Law, Fundamental Rights and Democracy,

b) Good Governance, Acquis Alignment, Strategic Communication and Good Neighborly Relations

c) Green Agenda and sustainable connectivity

d) Competitiveness and inclusive growth

e) Territorial and Cross Border Cooperation.

Following the release of strategy and programming documents of the new IPA period, studies on sectoral priorities will be completed.

Civil Society Sub-Sector

In the IPA II (2014-2020) period, the European Commission and Government of Turkey agreed that Civil Society would make up a specific sub-sector, under the overall sector of ‘Governance and Democracy’. Support to civil society does also cross-over into some of the other sectors, where, for example, through grant schemes, Civil Society Organizations (CSO) may contribute to achieving sector objectives in Rule of Law and Fundamental Rights, or Educational, Employment and Social Policies.

Objectives under the Civil Society Sub-sector are to support the development of civil society through more active democratic participation in policy and decision making processes, to promote a culture of fundamental rights and dialogue, to enhance civil society dialogue and intercultural exchange between civil societies in Turkey and Europe.

Expected results from this sub-sector are:

•	Improved enabling environment, allowing for regular civil society consultation and active participation of civil society in policy processes,

•	Increased capacity, outreach, representativeness and networking of civil society, especially of rights-based organisations, and

•	People-to-people exchange between Turkey and the European Union (EU) sustained at a higher level.

It is believed that especially Civil Society Dialogue projects and grant schemes for supporting civil society implemented by Directorate for EU Affairs are highly crucial. Successful implementation of these projects would play an important role in Turkey-EU relations. For example, currently more than 100 grant project are being implemented by various CSOs in Turkey. These CSOs represent almost all segments of Turkish society, including women, minorities, journalists, disabled people, environmental activists etc. Every year more than 1,000 applications are received only for the grant schemes directly implemented by Directorate for EU Affairs with the IPA funds. The breadth of the outreach from these funds is continuously increasing. This is an important indicator of dynamic Turkish civil society.

In the 11th Development Plan too, there are many references to the civil society sector, thanks to the capacity already established by the EU funds. The targets defined in the 11th Development Plan are mostly in line with the findings of the EU in the Country Reports. It is crucial to sustain already established capacities, visibility and dynamism in Turkey via IPA funds.

The National Development Plan (NDP) is the key document that sets out the national strategic priorities, objectives and measures at the policy level. Civil society was addressed, for the first time, as a separate field during the preparations of the 11th NDP of Turkey that covers the period 2019-2023. Accordingly, a separate specialization commission has been established for the sector with representatives from the public sector, civil society and universities. In this manner, all needs and problems of the sector have been addressed with a more holistic approach, gathering all parties on the same platform and enabling them to work on the solutions together. In the 11th NDP, a separate sub-chapter is dedicated to civil society.

Furthermore, the Department of Associations within the Ministry of Interior, as well as the provincial directorates of associations in provinces, were abolished with the Decree of the Presidency Nr.17 published in the Official Gazette on September 13, 2018, and the Directorate General for Relations with Civil Society (DGRCS) was established within the Ministry of Interior on October 9, 2018. DGRCS, among other mandates, is entrusted with the following tasks: developing medium and long term policies and strategies for civil society in accordance with national development plans; developing solutions for the problems of CSOs; cooperating with universities, relevant institutions and CSOs in order to improve the institutional structures and activities of CSOs; and preparing and monitoring action plans for civil society policies by conducting research & development activities.

Measure 778 of the 11th NDP states that “Civil society-public cooperation will be strengthened and the capacities of the public and CSOs will be improved.” To this end, the Civil Society Consultation Board has been established as per Article 6 of the Regulation on the Organization and Duties of the General Directorate of Relations with Civil Society. The Board will identify and develop policies related to civil society activities; ensure coordination and cooperation among public bodies and CSOs; increase the effectiveness of CSOs; and increase the service quality, trust building, transparency and accountability in the sector.

EU Process at the Local Level

In accordance with the Ministry of Interior Circular No. 2010/6 of January 26, 2010, the EU Provincial Advisory and Steering Committees were formed. In this context, one Deputy Governor was appointed as the Provincial EU Permanent Contact Point, and EU Offices were established in 81 provinces. The Deputy Governors chair the committees’ meetings and also disseminate EU-related information throughout the provinces. Between 2014 and 2020, numerous meetings were held at the local level.

Contact points of the Directorate for EU Affairs in Istanbul, İzmir, and Antalya work closely with the EU Offices of the Governorates and Municipalities and local actors such as CSOs and universities. Contact points act as a guide through harmonization and implementation of the EU acquis at the local level by both implementing EU projects and carrying out different activities targeting public institutions, local administrations, universities and CSOs. Tasks carried out at the level of these contact points include training on EU Financial Assistance and Project Cycle Management, monitoring visits and providing technical assistance to grant beneficiaries under IPA. Furthermore, opportunities with regard to education and volunteering facilities are promoted among youth by the EU Affairs Experts working at contact points.

The Civil Society Support Program (CSSP) commenced in 2018. The objective of the Program is to support the development of civil society through more active democratic participation in policy and decision making processes. It’s funded by IPA-II, and the Directorate for EU Affairs is the beneficiary institution. In 2020 two phases of CSSP were implemented. In the first phase, 10 grant contracts for CSOs were implemented in the context of CSO Partnerships and Networks on Strengthening Cooperation between Public Sector and CSOs Grant Scheme (CSPN). A sum of €4.3 million has been allocated to CSPN. With respect to CSSP-II, 29 grant contracts have been implemented as of 2020, and most of them have concluded. A sum of €3.7 million in grant funds has been allocated to CSSP-II.

In April 2019, two successive grant programs began to be implemented: Civil Society Support Program II and Civil Society Dialogue Program V. Nearly 10 million Euros have been allocated to 70 grant projects under these grant programs. The implementation period of these grant projects will end in 2020.

The EU-funded project “Town Twinning between Turkey and the EU” got off the ground in 2018 with the participation of the Union of Provinces, the Union of Municipalities of Turkey and the Ministry of Environment and Urbanization Directorate General of Local Authorities. The overall objective of the project is to increase administrative capacity at a local level in Turkey’s EU accession process by establishing town-twinning relations. The project has two components: technical assistance and a grant scheme. A significant number of capacity building trainings for local authorities were carried out under the technical assistance component and nearly 2.6 million Euros were allocated to 23 grant projects under the grant component. The project concluded in December 2020. Owing to this success, TT-II (Twinning for a Green Future), which will be financed under IPA-II in the 2020 programming year, was designed to support local authorities in Turkey in the establishment of effective and long-lasting relations with their EU peers to promote environmental protection and fight climate change in Turkey. The core component will be a grant scheme for small-scale town-twinning activities between Turkish and EU local authorities, which will improve the capacity of local authorities in Turkey to align with EU climate policy. The budget allocation for this component is € 2,500,000. It is planned that the call of proposal for the TT-II Grant Scheme will be published during the fourth quarter of 2021 or in early 2022.

Structural Changes at the Ministry of EU Affairs/Directorate for EU Affairs

On July 15, 2018, the “Ministry of EU Affairs” was restructured and reorganized by Presidency Decree No 4 published in the Official Gazette No. 30479 and affiliated under the Republic of Turkey’s Ministry of Foreign Affairs as “the Directorate for EU Affairs”.

The United States

Turkey and the U.S. have been NATO allies and strategic partners for almost 70 years. Despite the current challenges, Turkey continues to perceive the U.S. as one of its primary allies on regional and global issues. The relationship between Turkey and the U.S. has historically been a testament to broader solidarity, partnership, and cooperation between the two countries. This strong pillar is also representative of the vital contributions the two countries made to the security and defense of Europe and beyond.

Turkey and the U.S. together face a host of international challenges of major mutual significance. Turkey-U.S. cooperation makes substantial contributions to efforts aimed at achieving global and regional peace, stability and prosperity. The U.S. is Turkey’s main military export-import partner. While defense ties have traditionally formed the bedrock of the relationship between the two countries, bilateral trade and economic relations have recently experienced significant growth.

However, certain divergences continue to cast a shadow on Turkish-American relations, including U.S. support to the PKK’s Syrian offshoot, the PYD/YPG/PYD, inaction against the FETO terror group’s activities in the U.S. and the prioritization of unilateral sanctions as a means to conduct foreign policy. Turkey expects the U.S. to respect and address its national security concerns. In this regard, Turkey sees the U.S. reaction to the acquisition of the S-400 missile system, which took place in the absence of alternative offers from allies, as a step that does not conform to the spirit of alliance. Turkey continues to view U.S. restrictions on bilateral defense cooperation as a risk to NATO’s overall deterrence and coherence. On the other hand, Turkey remains ready to constructively pursue its relations with the U.S. on a wider positive agenda. The global turmoil caused by the COVID-19 pandemic, as well as recent developments in regions such as Syria, Libya, the Southern Caucasus and Afghanistan, highlighted once again the importance and relevance of the Turkish-U.S. alliance and partnership. Closer cooperation between government agencies, businesses, research and civil society institutions during this critical time will allow Turkey and the U.S. to capitalize on the newly emerging opportunities in various fields to further improve their relations.

Turkey maintains this positive outlook on bilateral relations after the election of President Biden as the 46th U.S. President in November 2020.

The U.S. is one of Turkey’s major trade partners. The bilateral trade volume between Turkey and the U.S. was U.S.$20.73 billion in 2018, U.S.$20.8 billion in 2019 and U.S.$21.7 billion in 2020. Turkish exports to the U.S. were U.S.$10.2 billion in 2020 (compared with U.S.$9 billion in 2019). The total import volume was U.S.$11.5 billion (compared with U.S.$11.8 billion in 2019). Moreover, the two countries set out a U.S.$100 billion trade volume target in 2019. However, trade barriers such as anti-dumping and countervailing measures hinder the trade partnership. Turkey expects the U.S. to lift those trade measures as well as to revert additional tariffs on steel (25%) and aluminum (10%) which were introduced in 2018. Furthermore, Turkey is one of the largest importers of U.S. liquefied natural gas (“LNG”) in Europe. Turkey’s U.S. LNG imports increased around 5 times in four years and U.S. LNG constituted almost 25% of Turkey’s total LNG imports in 2019.

1,962 U.S. companies have invested in or do business in Turkey. Throughout 2002 and 2020, U.S. companies invested U.S.$12.902 billion in total in Turkey. Annual U.S. investments increased from U.S.$340 million in 2019 to U.S.$798 million in 2020.

The U.S. Administration withdrew from the Joint Comprehensive Action Plan on May 8, 2018 and re-started imposing sanctions on Iran as of August 7, 2018 in some sectors. The second batch of sanctions in the energy sector entered into force on November 4, 2018. Turkey had officially requested exemptions from the U.S. Administration regarding the sanctions to be imposed on Iran. Tüpraş, Turkey’s sole oil importer, reduced its oil imports from Iran radically, starting in May 2018. After extensive bilateral talks, the U.S. approved granting a Significant Reduction Exception (“SRE”) to Turkey, alongside other seven large buyers of Iranian oil, until May 2, 2019. Tüpraş ceased its imports from Iran as of May 2, 2019.

Russia

While Turkey and Russia differ on a number of international issues, the two countries keep their channels of dialogue open and cooperate where possible.

On January 8, 2020, President Putin paid a visit to Turkey on the occasion of the opening of the TurkStream Gas Pipeline. On March 5, 2020, President Erdogan met with Putin in Moscow. On the margins of the meeting, the two leaders exchanged views on regional and international issues, including the joint fight against terrorism and the situation in Syria. Because of COVID-19 restrictions, the number of face-to-face contacts have decreased in the following period. However, the two leaders maintained their regular contact through telephone conversations.

Economy, trade, and energy relations are the driving force of Turkish-Russian relations. Bilateral trade was U.S.$22.29 billion by the end of 2020. The share of Turkey’s natural gas import from Russia in 2020 was nearly 34% (down from 48% in 2018) and the share of Turkey’s crude oil import from Russia was 11% in 2020.

Reciprocal investments have exceeded U.S.$10 billion each by the end of 2020. This excludes the Akkuyu nuclear power plant project being built in Turkey, valued at approximately U.S.$20 billion.

The Intergovernmental Agreement between Turkey and the Russian Federation concerning the TurkStream Pipeline Project was signed on October 10, 2016 and came into force on February 21, 2017. The Agreement provides the possibility for the construction of two pipelines. The construction of the offshore part of the project was completed in November 2018. The pipeline became operational as of January 1, 2020. TurkStream-1 supplies Russian gas to the Turkish market, while Turkstream-2 will supply gas to Europe.

Work related to the Akkuyu Nuclear Power Plant project is ongoing in accordance with the contractual commitments inscribed in the Intergovernmental Agreement signed on May 12, 2010. The groundbreaking ceremony to mark the start of construction on the nuclear power plant was held in Ankara on April 3, 2018 during President Putin’s visit. Construction permits for the first three reactors were issued and construction work for the first three reactors is currently underway. The first reactor of the power plant is scheduled for commissioning before 2023.

Tourism constitutes another important aspect of Turkish-Russian bilateral relations. Even during the COVID-19 pandemic 2,128,758 Russian tourists visited Turkey in 2020.

Another field of economic cooperation is the construction sector. Turkish construction companies have completed projects in Russia, the total value of which has reached U.S.$80 billion as of the end of 2020.

Ukraine

Ukraine is a strategic partner of Turkey. Bilateral relations with this country are developing rapidly. Trade and economic cooperation constitutes an important aspect of Turkish-Ukrainian relations. Bilateral trade volume was U.S.$4.6 billion in 2020. The common goal is to increase this figure to U.S.$10 billion with the help of the soon to be concluded Free Trade Agreement (FTA) between the two countries.

Investments by approximately 600 Turkish firms operating in Ukraine stands at around U.S.$3 billion (including investments through third countries). The total value of projects undertaken by Turkish construction firms is worth U.S.$6.28 billion. The Ukrainian side also shows interest in making use of Turkish experience in the “Public Private Partnership” model.

Defense industry cooperation has also intensified in recent years.

Passport-free travel has been enabled between Turkey and Ukraine since 2017, which has significantly contributed to tourism relations. Turkey hosted 1.5 million Ukrainian tourists in 2019 and almost 1 million Ukrainian tourists in 2020 despite the pandemic. Turkey was the most popular destination for Ukrainians in 2020.

Support for Ukraine’s territorial integrity and sovereignty has been among the priorities of Turkish foreign policy since 2014. Turkey does not recognize the illegal annexation of Crimea and favors peaceful settlement of the Donbas conflict in line with the Minsk agreements and with the territorial integrity of Ukraine.

The Balkans

Turkey’s policy towards the Balkans aims for a peaceful, stable and prosperous region and is based on four main pillars: security for all, high-level political dialogue, economic interdependence, and the preservation of the multi-ethnic, multi-cultural, and multi-religious social fabric of the region. In addition to having a shared geography, history and culture, Turkey has a joint vision with the Balkan countries based on common goals and integration with Euro and Euro-Atlantic institutions.

Apart from political support, Turkey also provides assistance to the countries of the region in various areas including economy, energy, culture, education, health, military, and security through its relevant public institutions, municipalities, non-governmental organizations (“NGOs”), and universities.

Turkey has played a leading role in launching major initiatives such as the South-Eastern European Cooperation Process (“SEECP”), the only major initiative started within the region, its operational arm, the Regional Cooperation Council, and the Multinational Peace Force Southeast Europe/South-Eastern Europe Brigade. Turkey held the Chairmanship of the SEECP between July 2020 and July 2021 for the third time. Turkey also assumed the Chairmanship for the period of 2015-2017 within the Southeastern Europe Defense Ministerial Process. Turkey continues to be active within the Southeast European Law Enforcement Center as well.

Turkey encourages regional cooperation and promotes the principles of ‘regional ownership’ and ‘inclusiveness’. The trilateral mechanisms pioneered by Turkey between Turkey-Bosnia and Herzegovina-Serbia and Turkey-Bosnia and Herzegovina-Croatia are significant consultation platforms in this regard.

During 2020, several reciprocal high-level visits took place, including visits to Turkey by the Prime Minister of Albania, Prime Minister of the Federation of Bosnia and Herzegovina, Chairman of the Presidency of Bosnia and Herzegovina, Prime Minister of Bulgaria, Deputy Prime Minister and Minister of Tourism of Bulgaria, President of Kosovo, Minister of Foreign Affairs of Kosovo, Minister of Trade of Kosovo, Minister of Defense of Kosovo, Minister of Foreign Affairs of Slovenia, President of Serbia, Deputy Prime Minister and Minister for Agriculture, Forestry and Water Management and Speaker of Parliament of Montenegro. Foreign Minister Çavuşoğlu visited Bulgaria, Montenegro and Albania and Speaker of Parliament Prof. Dr. Mustafa Şentop visited North Macedonia.

Turkey’s overall trade volume with the countries of this region (Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Kosovo, North Macedonia, Montenegro, Romania, Serbia, and Slovenia) surpassed U.S.$17.7 billion in 2020 despite the pandemic. The top three countries in 2020 are Romania (U.S.$6.7 billion), Bulgaria (U.S.$4.8 billion), and Slovenia (U.S.$2 billion).

Located on the transit route between Turkey and the Western European countries, the Balkans offer significant opportunities for Turkish investors. Turkish companies’ interest towards the region continues to grow.

Tourism constitutes an important dimension of the countries’ economic-commercial relations. Turkey is one of the most favored destinations for the tourists from the Balkan countries and received 1.97 million tourists from the region in 2020 despite the pandemic. Additionally, increasing social contacts have positive effects on the countries’ economic relations.

The Turkish Cooperation and Coordination Agency (“TİKA”) has implemented more than 3,000 projects in order to contribute to the development of the Balkan countries. The total value of TİKA projects in the region amounts to approximately €2.0 billion.

Greece

Since 2009, Turkey and Greece have furthered their efforts to improve bilateral relations. Furthermore, on February 11, 2016, NATO started to assist with the refugee and migrant crisis by participating in international efforts in the Aegean Sea as the result of a joint proposal developed by Turkey, Germany, and Greece.

The High Level Cooperation Council (“HLCC”) model, which was set up in 2010, brings together all relevant Ministers from both countries in the form of a joint cabinet meeting to discuss issues and develop a joint vision under the guidance of the two Heads of State/Government. The fourth meeting of the HLCC was organized in Izmir on March 8, 2016. (last meeting) A total of 54 agreements, MoUs, and protocols have been signed at HLCC meetings between Turkey and Greece in various fields with a view to enhancing cooperation in a wide-range of fields such as transport, energy, irregular migration, culture, agriculture, and health. At the fourth meeting, both sides agreed to take steps to implement the Izmir-Thessaloniki Ro-Pax ferry line and the Istanbul-Thessaloniki high-speed train projects.

High-level visits have also picked up momentum over the last couple of years. President Erdoğan paid an official visit to Greece, including Athens and Komotini, on December 7 and 8, 2017. This was the first official visit at the head of state level between Turkey and Greece since 1952. In 2018, meetings between the Ministers of Foreign Affairs and other Ministers of both countries took place during official visits and on the margins of international events. President Erdoğan received Greek Prime Minister Alexis Tsipras in the margins of the NATO Summit held on July 11-12, 2018 and the UN General Assembly on September 25, 2018. The first high-level contact with the new Greek government which came to power on July 8, 2019 was the meeting between President Erdoğan and the Greek Prime Minister Kyriakos Mitsotakis on the margins of UN General Assembly meetings on September 25, 2019. The leaders also met on December 4, 2019 in London during the NATO Summit.

Foreign Minister Çavuşoğlu and Dendias met in New York on September 26, 2019, on the margins of UN General Assembly meetings, and on November 8, 2019, on the margins of Western Balkans Forum held in Geneva.

Furthermore, political consultations are held twice yearly, last of which was held in Ankara on January 10, 2020 between the Deputy Minister and the Secretary General of the respective Foreign Ministries.

Confidence building measures (“CBM”) between the Ministries of Defense of both countries constitutes another dialogue channel for the Aegean Sea. The first CBM was held on May 21-25, 2019, followed by the second CBM meeting on June 17-20, 2019. The third CBM meeting was held on February 7-21, 2020.

The countries’ mutual desire to bridge differences through dialogue and promote cooperation has had a positive impact on other dimensions of bilateral relations, such as trade, economy, and tourism. The establishment of the HLCC mechanism in 2010 in particular also paved the way for a substantial increase in commercial relations. The bilateral trade volume thus doubled between 2010 and 2014, reaching U.S.$5.6 billion by the end of 2014.

Although the bilateral trade volume decreased in 2015 and 2016, it gained momentum in 2017 (U.S.$3.6 billion), reaching U.S.$4.36 billion in 2018. However, in 2019, trade volume started to decrease below the level of 2017 and reached U.S.$3.1 billion in 2020, due to overall fall in imports in Turkey and global trade disruptions by the COVID-19 pandemic.

The amount of Greek foreign direct investment in Turkey, with the banking sector taking the lead reached U.S.$6.8 billion by the end of 2015. This figure decreased to U.S.$6.1 billion by the end of 2016. Part of this decline was due to the Greek National Bank selling 99.81% of its stake in its subsidiary Finansbank in Turkey on June 15, 2016 to Qatar National Bank for 2.75 billion Euros to comply with conditions of a European Union bailout. The total of Turkish companies’ investments in Greece was approximately U.S.$500 million by the end of 2016.

In the field of energy, the Trans-Anatolian Natural Gas Pipeline (“TANAP”) and Trans Adriatic Pipeline (“TAP”) are major chains of the Southern Gas Corridor that the EU and Turkey have been strongly supporting. These projects are key contributors to the energy security of the EU and Turkey. TANAP was inaugurated in Eskişehir on June 12, 2018 and was connected to TAP in November 2018. TANAP was completed as of July 1, 2019 and is currently ready to deliver gas to Europe. The TANAP Inauguration Ceremony for European Connection was held on November 30, 2019. It is expected that the gas delivered via TANAP will be around 6 bcm for Turkey and 10 bcm for Europe during the initial phase. Gas supply to Europe has started as of early 2021 following the completion of TAP.

In 2016, 785,905 tourists from Turkey visited Greece and 593,150 tourists from Greece visited Turkey. In 2017, around 921,000 tourists from Turkey visited Greece. In the same year, Turkey attracted almost 595,000 tourists from Greece. In 2018, around 781,000 tourists from Turkey visited Greece, whereas Turkey received about 665,000 Greek tourists. In 2019, Turkey attracted 820,142 tourists from Greece, while 789,315 tourists from Turkey visited Greece.

Cyprus

Developments in the Cyprus Settlement Process

Following the inconclusive closing of the Conference on Cyprus convened in Crans-Montana in July 2017 after the sides failed to reach an agreement, the UN Secretary-General called on the two sides, as well as the Guarantors, to reflect on the shortcomings of the Conference and steps to be taken to foster a meaningful process in the future. Turkey has been engaged in such a process in close consultation with the Turkish Cypriot authorities.

In early July 2018, the UN Secretary-General appointed Ms. Jane Holl Lute, a senior UN official, to consult with the parties of the Conference to help determine whether there was a common ground and vision for a meaningful process.

Turkey shared with Ms. Lute that it is not excluding any ideas, being that current parameters have not yielded positive results in the last 50 years. On the other hand, before starting any new process, all sides need to agree on what principles the new process will be built upon.

The UN Secretary-General, in his report on his Good Offices Mission dated October 15, 2018, pointed out the need to find new ideas and called on all parties to agree on “terms of reference” that would constitute the consensus starting point for a possible negotiated conclusion.

In the course of 2019, Ms. Lute has met several times with the Turkish and Greek Cypriot leaders as well as the guarantor states in an effort to finalize a “terms of reference”.

The UN Secretary-General met informally with the Turkish and Greek Cypriot leaders on November 25, 2019. In his statement following the meeting, he underlined that he has agreed to extend his efforts to achieve terms of reference to serve as a consensus starting point for phased, meaningful, and results-oriented negotiations at the earliest feasible opportunity and he committed to explore with the Turkish Cypriot leader and the Greek Cypriot leader and with the guarantor states the possibility to convene an informal five-plus-UN meeting at an appropriate stage.

The UN Secretary General has paused his efforts towards a settlement until the end of the Presidential elections in North Cyprus.

The Turkish Cypriot Presidential elections, which was scheduled to be held in April 2020, was postponed due to the COVID-19 pandemic. The leader of the National Unity Party and Prime Minister Ersin Tatar, who advocated a two-state settlement won the elections held on October 18, 2020.

Following the elections, Ms. Lute has resumed her contacts with the two sides on the Island and the guarantor states with a view to holding the informal five-plus-UN meeting.

The Greek Cypriots’ Unilateral Hydrocarbon-related Activities in the Eastern Mediterranean

In the past decade, the Greek Cypriots’ hydrocarbon-related activities in the Eastern Mediterranean have become a primary destabilizing factor for the region. Following the Greek Cypriots’ unilateral declaration of claimed licensing blocks and the beginning of the Greek Cypriots’ first offshore drilling activities in September 2011, a continental shelf delimitation agreement was signed between Turkey and the Turkish Republic of Northern Cyprus. This was a necessary counter-step to the Greek Cypriots’ unilateral offshore drilling activities, even though the Turkish side was, in principle, opposed to such undertakings in the absence of a comprehensive settlement. The Government of the TRNC subsequently issued licenses for the exploration and exploitation of oil and gas reserves around the Island to the Turkish Petroleum Corporation and signed an Oil Field Services and Production Sharing Agreement with the Corporation.

The Greek Cypriot side continued its unilateral offshore activities throughout the remainder of the 2008-2017 negotiation process. In the interim between the Geneva and Crans-Montana sessions of the Conference on Cyprus, the Greek Cypriots signed exploration and exploitation contracts with several international hydrocarbon companies and consortiums in April 2017.

Both the Turkish Republic of Northern Cyprus and Turkey protested, drawing attention to the problematic nature of activities carried out by hydrocarbon companies in maritime areas over which the Turkish Cypriots have rights. Turkey also emphasized yet again that a significant segment of blocs number 1, 4, 5, 6 and 7 fall within Turkey’s continental shelf and that foreign companies shall not be permitted to carry out unauthorized hydrocarbon exploration and exploitation activities in Turkey’s maritime jurisdiction areas. Turkey reiterated its call on the Greek Cypriot side to take into consideration the inalienable rights of the Turkish Cypriot people on the Island’s natural resources. Turkey also emphasized that it would continue to take all necessary measures to protect its rights and interests in its continental shelf as well as the rights and interests of the Turkish Republic of Northern Cyprus.

Similar warnings regarding the actions being taken by the Greek Cypriot Administration were issued by Turkey when a drilling vessel arrived in the region in July 2017 as well as in December 2017. Turkey finds it unfortunate that despite all the cautionary messages given by the Turkish and Turkish Cypriot sides, the Greek Cypriots insist on carrying unilateral activities related to hydrocarbon resources. For instance, in February 2018, when a drilling vessel arrived in the so-called block number 3, which falls within the area licensed to the Turkish Petroleum by the TRNC.

In this vein, Turkish flagged drilling ships Fatih and Yavuz have launched offshore drilling operations between 2018 and 2020, Barbaros Hayreddin Paşa and Oruç Reis ships conducted seismic survey operations between 2017 and 2020 within the Turkish continental shelf that has been declared to the UN on March 18, 2020 and in the licensed areas granted to Turkish Petroleum by the TRNC Government on behalf of TRNC.

Turkish Cypriot authorities presented an official proposal concerning the hydrocarbon resources of the Island on July 13, 2019. The proposal, which Turkey fully supports, envisages that Turkish Cypriots and Greek Cypriots, as the co-owners of the Island, cooperate on hydrocarbon resources over which they have equal rights (including revenue sharing) and benefit from these resources simultaneously. The Greek Cypriot side has rejected the proposal thus far, but, it is still on the table and workable.

Turkey continues to emphasize that the Island’s natural resources do not belong only to the Greek Cypriots because the rights of the Turkish Cypriots are inherent and push for a mechanism that will allow the Turkish Cypriots to participate equally in decision-making from the initial stage with regard to hydrocarbon exploration and exploitation is necessary.

Turkey stands committed to protecting its, as well as the Turkish Cypriots’ legitimate rights and interests in the Eastern Mediterranean and taking all necessary steps to this end.

On the other hand, the issue of hydrocarbons should be taken up independently of the Cyprus settlement process, irrespective of the direction the settlement process might take in the future.

In order to facilitate dialogue and cooperation in the Eastern Mediterranean, Turkey has called for a regional conference on the Eastern Mediterranean that could be an opportunity to generate an inclusive cooperation mechanism.

Iraq

Turkey wishes to see a secure, stable, democratic, and prosperous Iraq. Turkish-Iraqi relations are characterized by the principle of indivisibility of security, geographical continuity, and complementary economies as well as cultural and demographic affinities. These strong bonds offer a tremendous potential to develop political, security, and economic cooperation between Iraq and Turkey in the region.

Turkey seeks stability in Iraq while strongly supporting Iraq’s political unity and territorial integrity. Turkey is promoting social cohesion and an inclusive approach in Iraq as it reaches out to all segments of Iraqi society.

Turkey continues working on efforts to enhance its cooperation with Iraq especially in the fields of security, reconstruction, energy, and investment. Turkey offers a safe and secure transit alternative for Iraqi oil and gas exports.

Iraq was the fourth largest export destination of Turkey in 2020. Turkish bilateral trade volume with Iraq was U.S.$20.67 billion in 2020 (exports: U.S.$9.14 billion; imports: U.S.$11.53 billion). This figure exceeded the target of U.S.$20 billion in bilateral trade, set in 2019. Turkey is determined to further increase this figure by contributing to Iraq’s reconstruction process.

The field of energy is one of the main pillars of bilateral relations between Turkey and Iraq. Iraq has become the largest supplier of crude oil to Turkey, with Iraqi crude oil constituting around 40% of Turkish crude oil imports in 2020.

The Turkey-Iraq High Level Strategic Cooperation Council (“HLSCC”), established in 2008, provides the legal framework to increase bilateral cooperation between the two countries in a more structured fashion. The purpose of the HLSCC is to achieve economic integration between the two countries through joint projects in areas such as trade, energy, agriculture, security, health, and water. The second meeting of the HLSCC was held in December 2014 in Ankara and the third meeting was held in January 2017 in Baghdad. The fourth meeting is planned to take place in Baghdad at a date which would be determined in line with the pandemic conditions, during the visit of President Erdoğan to Iraq. The 18th session of the Joint Economic Commission between Turkey and Iraq held in Ankara from May 3-4, 2018, provided the opportunity to address key issues in the countries’ economic relations and to overcome obstacles to free trade. Preparations of the next session are underway.

Turkey announced a U.S.$5 billion credit line and U.S.$50 million project-based assistance at the Kuwait Conference for Iraq’s Reconstruction on February 12-14, 2018. Submitting the highest amount among all participant donors, Turkey emphasized the importance it attaches to the reconstruction efforts and stability of Iraq as it demonstrated its solidarity with the Iraqi people.

Turkey is planning to implement its pledge by accomplishing various projects of strategic significance. Turkey has proposed a project for opening a second border gate with Iraq, which will create enhanced connectivity between Turkey and Iraq and help the Iraqi people rebuild their critical infrastructure, provide basic services, health and education, as well as generate income, particularly in the most DAESH -affected regions.

Turkey believes Iraq harbors many opportunities with its young and dynamic population and economic potential. Turkey is convinced that eradicating all forms of terrorism, including PKK, from the Iraqi soil will create the necessary environment to tap this potential.

Iran

Turkish-Iranian bilateral relations are evolving based on the principles of non-interference in domestic affairs, mutual respect, and good neighborliness. Efforts are made to further enhance the political dialogue both on bilateral and regional issues, through reciprocal visits and mechanisms such as the High Level Cooperation Council (the “HLCC”), and joint commissions in different sectors. Since the formation of the HLCC in 2014, Turkish-Iranian relations have been carried out in a structural framework. So far, six HLCC meetings were co-chaired by Turkish and Iranian Presidents. Turkey has continually sought to engage Iran in efforts to intensify the regional stability. Therefore, Turkey’s relationship with Iran is an asset not only for Turkey but also for the international community.

Given the already volatile and unstable security environment, Turkey believes that only negotiated and cooperative solutions can provide lasting arrangements for issues that are of regional and global concern. Turkey is of the view that diplomacy and dialogue should be the basis of resolving international issues. Turkey attaches importance to the preservation and full implementation of the Joint Comprehensive Plan of Action (JCPOA) by all Parties. Turkey supports the International Atomic Energy Agency’s (IAEA) role in monitoring and verifying the implementation of the JCPoA.

Iran is an important trading partner of Turkey. The volume of trade between Turkey and Iran was U.S.$9.65 billion in 2016, U.S.$10.76 billion in 2017 and U.S.$9.3 billion in 2018. COVID-19 pandemic and U.S. sanctions negatively affected the volume of trade in 2019 (U.S.$6.33 billion) and 2020 (U.S.$3.44 billion). Turkey’s major products exported to Iran are textile products, land transportation vehicles, electrical machinery and equipment, wood, and metal products. Turkey’s major import products from Iran are hydrocarbon resources, steel and other metal products, fertilizers, and plastics.

The tourism sector constitutes a major part of services and goods traded between the two countries. 2.1 million Iranian citizens visited Turkey in 2019. As such, Iranians constituted the 6th highest number of tourists visiting Turkey. 436,000 Turkish citizens visited Iran in 2019.

As a matter of geopolitical necessity and good neighborly relations, Turkey aims to develop its economic and trade relations with Iran. Turkey believes that increased trade would further the well-being of the people of the region and contribute to the improvement of regional stability. In this regard, the Preferential Trade Agreement between Turkey and Iran, which came into effect in 2015, was instrumental in increasing bilateral trade.

Syria

Turkey has invested substantial resources, politically, economically and otherwise, in its relations with Syria in the last ten years. Prior to the conflict that began in March 2011, the thriving relations between Turkey and Syria had contributed positively to regional security and stability as well as bilateral trade, investment, and tourism until the conflict erupted.

The regime’s aggression and the growing presence of extremist and terror elements (particularly in the northern parts of Syria) constitute a deep and increasing concern for Turkey’s national security. This threat became more acute and manifold with the emergence of DAESH in Syria in the beginning of 2014. DAESH terrorism quickly became a threat to regional security and had a direct impact on Turkey’s national security. (See “Description of the Republic—Foreign Policy—Terrorism” for more information on Turkey’s fight against DAESH.)

Following the announcement on December 19, 2018 of the U.S. Administration’s decision to withdraw its forces from Syria, Turkey and the U.S. held talks in relation to the implementation of the decision in close coordination and cooperation between the two countries, as well as on the details of the establishment of a possible “safe zone” against the emergence of any power vacuum which could be exploited by terrorist organizations, particularly DAESH and PKK/YPG, or the regime and its supporters.

Despite a preliminary understanding reached between the two countries in early August 2019 towards jointly establishing in north east Syria a safe zone from which PKK/YPG elements were to be removed, PKK/YPG presence in areas that were to be declared as safe zones remained intact. Turkey-U.S. joint land patrols and reconnaissance flights, which were conducted on the basis of the said preliminary understanding, verified continued PKK/YPG presence on the ground.

On October 9, 2019, the Turkish Armed Forces, together with the Syrian National Army, launched “Operation Peace Spring” (“OPS”) against PKK/YPG and DAESH terrorists in northeast Syria. The goals of OPS were announced as to ensure the security of Turkey’s borders, to neutralize terrorists in the region and to save the Syrian people from the oppression of terrorists. OPS was conducted on the basis of international law, in accordance with Turkey’s right of self-defense under Article 51 of the UN Charter and the relevant resolutions of the UN Security Council on the fight against terrorism. Turkey has paused OPS after an agreement was reached with the U.S. on October 17, 2019. Nearly a 145-kilometer-wide area between Tal Abyad and Ras al-Ayn has been cleared of terrorist elements to a depth of 30 kilometers. On October 22, 2019, Turkey concluded with Russia a Memorandum of Understanding by which the latter committed to remove PKK/YPG from territories to the west and east of the OPS area as well as from Manbij and Tal Rifat.

The situation in Syria deteriorated from 2016-2020, with attacks against innocent civilians and continued use of heavy bombardment (ballistic missiles and barrel bombs) as well as chemical weapons. By the end of 2020, the number of Syrians who sought refuge in neighboring countries reached approximately 5.6 million and the death toll surpassed 500,000. The number of those in need of assistance inside Syria is approximately 13.4 million. Turkey is continuing her humanitarian efforts to provide shelter and other basic needs of those affected by the protracted conflict in Syria. By the end of 2020, 55,743 Syrians were hosted in 7 temporary accommodation centers in 5 different provinces Turkey, and the total number of Syrians under temporary protection in Turkey was 3,655,067.

Further, the Turkish Government as of December 2020 has spent more than U.S.$40 billion (inclusive of NGOs and municipalities), whereas the total contribution Turkey has received from the international community has not met Turkey’s expectations. Turkey continues to be the biggest host country in the world according to the UN figures.

On October 6, 2015, a draft action plan (the “Action Plan”) was published reflecting an agreement between the EU and the Republic of Turkey to cooperate on support of Syrians and migration management to address the unprecedented refugee crisis created by the situation in Syria. The Action Plan identified collaborative actions to be implemented as a matter of urgency by the EU and Turkey with the objective to manage the massive influx of refugees and prevent uncontrolled migratory flows from the Aegean Sea to the EU. The Action Plan contemplated immediate implementation, jointly steered and monitored by the European Commission and the High Representative / Vice President and Turkey through the establishment of the EU-Turkey high-level dialogue on migration. On November 29, 2015, the leaders of the European Union met in Brussels with their Turkish counterparts. In this meeting, the European Union declared that it is committed to provide an initial 3.0 billion Euros of resources for Syrians under temporary protection in Turkey. On March 18, 2016, the EU agreed on a wide range of proposals with Turkey to manage the migration crisis, including the return of irregular migrants, accelerating the visa-liberalization process for Turkish citizens and responsibility and burden sharing regarding Syrians. According to the agreement, the EU allocated 3.0 billion Euros to Syrians in Turkey in response to the efforts for reducing irregular migration and making passage to Europe safe. The EU further committed to allocate an additional 3.0 billion Euros by the end of 2018. As of the end of December 2018, only 1.7 billion Euros of these allocated funds have been disbursed to Turkey. (As of June 2019, only 2.19 billion Euros of the first 3.0 billion and 152 million Euros of the second tranche have been disbursed to Turkey.) As of December 2019, Turkey has taken 2,000 irregular migrants back and 25,276 Syrians were resettled in EU Member States.

As a response to the shattering infrastructure and lack of services within Syria, Turkey mobilized its own resources to address and alleviate the suffering of the Syrian people through on-the-ground humanitarian assistance in conformity with international legitimacy and humanitarian principles. The total value of the aid channeled to Syria through zero point operations was approximately U.S.$1,101 million as of December 2020. Since July 2014, Turkey has also been cooperating closely with the UN to enable UN cross-border humanitarian operations into northern Syria within the framework of UN Security Council Resolution 2165. So far, a total of 43,879 trucks of UN humanitarian shipments have been sent to Syria through Öncüpinar and Cilvegözü border gates. 100% of all cross border humanitarian operations to Syria is conducted via Turkey. As things stand, Turkey is currently the only corridor for cross-border delivery of humanitarian aid.

On December 18, 2015, the United Nations Security Council unanimously adopted the Resolution 2254 endorsing an international roadmap for a Syrian peace process. In order to contribute to international efforts to achieve lasting peace in Syria in line with Resolution 2254, Turkey started with Russia and Iran the “Astana-format” meetings.

In late 2016, Turkey helped establish a ceasefire in Aleppo, which was later expanded to a nationwide ceasefire that came into effect on December 30, 2016, supported by Turkey and Russia as guarantors.

Since its first meeting from January 23-24, 2017, high-level Astana meetings between the two conflicting parties, the guarantors of the ceasefire regime (Turkey, Russia, and Iran) and observers, namely the UN, the U.S., Jordan, Iraq and Lebanon have been regularly held. The aim of the Astana meetings has been to reduce violence on the ground, adopt measures to build confidence between the conflicting parties and revitalize the political process. In addition to regular “Astana-format” meetings, the guarantor states also meet at the Presidential and Ministerial levels. In order to create a synergy between the Astana countries and the “Small Group” countries and to converge their positions on Syria, the leaders of Turkey, Russia, France and Germany came together at the Quadrilateral Summit held on October 27, 2018 in Istanbul. As a follow up, two Quadrilateral Summits were held with a special focus on Syria, involving Turkey, France, Germany and the UK, in London on the sidelines of the NATO Leaders’ Meeting on December 3, 2019 and via videoconference on March 17, 2020. Lastly, a Quadrilateral Meeting of the Foreign Ministers of Turkey, the United Kingdom, Germany and France was held on May 19, 2020 via videoconference.

Idlib has recently become another flashpoint due to the regime’s and its backers’ indiscriminate attacks against civilians and civilian structure, especially since May, 2019. Idlib had been declared as a “de-escalation area” by the Astana guarantors in September 2017, as part of the implementation of the De-Escalation Memorandum signed by the said guarantors in Nour-Sultan (formerly Astana) in May 2017. At the Sochi Summit (September 17, 2018), Turkey and the Russian Federation signed an additional Memorandum, in support of the De-Escalation Memorandum, with an aim to stabilize the situation in Idlib and to preserve Idlib’s de-escalation area status. The regime’s ceasefire violations throughout 2019 and early 2020 impeded efforts to fully implement the Memorandum. From May 2019 until February 2020, when Turkey launched “Operation Spring Shield” to protect civilians in the region, more than 2,000 civilians were killed and more than 1.5 million people were displaced towards the Turkish border due to the regime’s air and land attacks. More than 300 civilian facilities, including schools and hospitals, were destroyed. Turkish observation posts established in line with the De-Escalation Memorandum were targeted and some were encircled. In its attacks, the regime used the pretext of combatting terrorism. However, its deliberate targeting of civilians only fueled further radicalization. This aggression triggered a new humanitarian catastrophe, a mass migration flux towards Turkey and beyond, and risked the collapse of the political process.

In response to the regime’s increasing ceasefire violations in Idlib and following its deliberate targeting of a Turkish military convoy on February 27, 2020, Turkey launched “Operation Spring Shield” on the same day on the basis of her right of self-defense. The operation was conducted with the aims of protecting civilians by ending the regime’s aggression and preventing a new humanitarian crisis as well as mass displacement movements into Turkey. Following Operation Spring Shield, Turkey and Russia signed an Additional Protocol to the 2018 Sochi Memorandum on March 5, 2020 in Moscow . The Additional Protocol re-established ceasefire in Idlib. Thanks to the ceasefire in Idlib, more than 560,000 internally displaced people have returned to their homes.

The positive momentum achieved in the Syrian theater, thanks to the Astana meetings, paved the way for the resumption of the UN-mediated political process in Geneva, making it possible to hold six new rounds from February 2017 to January 2018. At the Syrian National Dialogue Congress of January 30, 2018 held in Sochi, the delegates called for the establishment of a Constitutional Committee to advance the political process and pave the way for free and fair elections in Syria.

At their 5th Tripartite Summit, held on September 16, 2019 in Ankara, the Astana guarantors reached an understanding on the composition of the Constitutional Committee. The Committee was established as a result of UN’s and Turkey’s intense efforts, and, following the announcement of its establishment by UN Secretary-General on September 23, 2019, it officially started its work on October 30, 2019 in Geneva. This step has been a milestone contributing to the revitalization and advancement of the political process. The first round of the meetings of the Committee’s Drafting Body were held in Geneva on November 4-8, 2019. It was noted as a positive development that the regime recognized the opposition for the first time as a direct interlocutor in the political track. As of December 2020, four rounds of meetings have been held by the Committee’s Drafting Body in Geneva. However, meetings yielded no tangible result regarding constitutional matters due to intransigent and provocative attitude of the regime.

Turkey continues to cooperate with its regional and international partners in order to end the violence in Syria and to initiate a political transition process in line with the legitimate demands of the Syrian people. Turkey remains fully committed to a political solution in Syria and will continue to support all efforts for a genuine political transition based on the principles of the Geneva Communique and the UN Security Council Resolution 2254.

Palestine & Israel

In light of fundamental changes taking place in the Middle East and North Africa in the recent period, finding a just, lasting, and comprehensive settlement to the Israeli-Palestinian conflict has become all the more important and urgent. Turkey supports all efforts for the resumption of the direct negotiations for the resolution of the Israeli-Palestinian conflict, through a two-state solution based on 1967 borders that would lead to the establishment of an independent, sovereign and contiguous State of Palestine with East Jerusalem as its capital, to live in peace and security side by side with the State of Israel.

Following the decision of the U.S. (Trump) Administration to recognize Jerusalem as the capital of Israel on December 6, 2017, the Extraordinary Session of the Organization of Islamic Cooperation (“OIC”) Islamic Summit Conference was held in Istanbul on December 13, 2017, at the invitation of President Erdoğan, the Chair of the Islamic Summit. Furthermore, the UN General Assembly adopted the Resolution “Status of Jerusalem,” submitted by Turkey and Yemen, by which it declared “null and void” any actions intended to alter Jerusalem’s character, status, or demographic composition on December 21, 2017. Foreign Minister Çavuşoğlu participated in the UN General Assembly vote with his Palestinian counterpart Minister Riad Malki.

Turkey has maintained its bilateral program of assistance and its contribution to the international efforts aimed at improving the economic and humanitarian situation in Palestine. Turkey carries out projects relating to health, education, technical assistance, protection of cultural heritage, and water supply in the Palestinian territory through the Turkish Cooperation and Coordination Agency (“TIKA”), the Turkish Disaster and Emergency Management Authority, and the Turkish Red Crescent. A Grant Agreement worth U.S.$10 million was signed between Turkey and Palestine on September 15, 2017, aiming to contribute to the socio-economic development of Palestine. The third and last installment of the grant, amounting to U.S.$3.5 million, has been disbursed on May 24, 2019. Turkey granted tons of medical supplies and U.S.$5 million of direct budget assistance to Palestine in 2020. Turkey also completed the transfer of the Turkish-Palestinian Friendship Hospital, to the Islamic University of Gaza, to be used as a quarantine center.

Turkey contributed U.S.$10 million to UNRWA in 2020 and U.S.$1 million to the Development Waqf Fund for Palestine Refugees, established under the Organization for Islamic Cooperation (“OIC”), in addition to the in-kind contributions composed of 26,000 tons of flour and 4572 tons of chickpeas. Turkey will continue its contribution for urgent needs and the sustainable development of the Palestinian economy.

Turkey’s bilateral trade volume with Palestine mounted to U.S.$123.05 million in 2020, from U.S.$74.88 million in 2019.

Turkey’s relations with Israel have remained delicate due to the developments in Palestine and Israeli policy towards Palestine. However, in terms of economic and commercial relations, Turkey and Israel are natural partners in the region; both economies complement each other and the countries are geographically close.

Turkey aims to be in the top five countries in trade with Israel. In 2019, bilateral trade volume with Israel reached U.S.$6.09 billion. In 2020, bilateral trade volume with Israel decreased to U.S.$4.9 billion. There are opportunities to deepen economic and commercial relations with Israel in sectors where the possibility of cooperation is strong including trade, energy, tourism, finance, high-tech, infrastructure, maritime and land transportation, construction and agriculture. In the energy sector, there are opportunities for cooperation, particularly in natural gas imports from Israel to Turkey. The new gas discoveries in the Eastern Mediterranean made the region an important potential natural gas supplier. Various studies point to Turkey as Israel’s most viable and profitable market for oil and gas resources as well as the most economical route for their transportation to other markets.

In 2019, the number of Israeli tourists coming to Turkey increased by 28.53%, reaching 569,368. Turkish Airlines is one of the biggest airlines operating from Israel, carrying more than 1 million passengers from the Tel Aviv airport in 2019. Before COVID-19 there were more than 106 weekly flights between Turkey and Israel. During the pandemic, Turkish airline companies conducted 38 weekly flights from Israel to Turkey in 2020.

Tunisia

Turkey considers Tunisia as an important trade partner and a commercial hub not only for North Africa but also for the continent as a whole. During President Erdoğan’s visit to Tunisia in December 2019, Turkey and Tunisia agreed to further economic and commercial relations and to identify new areas of cooperation among the business circles. The trade volume between the two countries is approximately U.S.$1.1 billion for 2020. In addition, Turkey and Tunisia have close cooperation on defense industry. Over the years Turkey has provided Tunisia with approximately U.S.$500 million of grant and Turkey has always expressed its readiness to increase bilateral trade volume between the two countries in a mutually beneficial way.

Libya

The signing of the “Libyan Political Agreement” on December 17, 2015 in Morocco opened the door for a new push in Libya towards re-establishing peace and stability. Since then, Turkey has actively supported the political process based on the Libya Political Agreement. Turkey has also given full support to the UN efforts and encouraged all stakeholders in Libya to act in a spirit of dialogue, compromise, and reconciliation.

The Turkish Embassy in Tripoli was reopened at the beginning of 2017. The trade volume between Turkey and Libya reached nearly U.S.$3.3 billion in 2020 and demonstrated close economic relations between the two countries, which have the potential for further development.

From the very beginning of the aggression of Haftar’s so-called Libyan National Army against the legitimate UN-recognized government in Libya, Turkey has tried to create a conducive atmosphere to revitalize a Libyan-led, Libyan-owned political process under United Nations’ auspices. Within this understanding, Turkey consistently played an active role in convening the First Berlin Conference on January 19, 2020 and later attended the Second Berlin Conference on June 23, 2021. Turkey has also been an active party to regional and international activities as outcomes of the Conference. On November 27, 2019, the Turkish Government and Libya’s United Nations-recognized Government of National Accord signed “Memorandum of Understanding on Delimitation of Maritime Jurisdiction Areas in the Mediterranean” and “Memorandum of Understanding on Security and Military Cooperation.” The “Memorandum of Understanding on Delimitation of Maritime Jurisdiction Areas in the Mediterranean” was ratified in the Parliament on December 5, 2019 and was published in the Official Gazette on December 7, 2019. The Memorandum of Understanding entered into force on December 8, 2019. The “Memorandum of Understanding on Security and Military Cooperation” is based on the Memorandum of Understanding Regarding Military Training Cooperation between Turkey and Libya dated April 4, 2012. The Memorandum provides ground to develop cooperation between the two countries, in security and military fields.

Turkey-Libya bilateral relations continued to develop after handover of power took place from the former Presidency Council (PC) to the new one, and from Government of National Accord (GNA) to the Government of National Unity (GNU) in March 2021. First High-Level Strategic Cooperation Council (HLSCC) meeting between Turkey and Libya took place on April 12, 2021 in Ankara. Prime Minister Dbaiba and 13 ministers from GNU have participated to the HLSCC meeting. At the meeting, President Erdogan and Prime Minister Dbaiba signed a joint declaration in which they emphasized their commitments to the Memoranda of Understanding and strengthening bilateral ties. Turkey continues to support PC and GNU in reforming Libya’s security sector with its training and counseling activities, delivering public services and holding elections in a timely manner.

Egypt

Since 2013, the diplomatic relations between Turkey and Egypt are at the level of Chargé d’affaires.

Egypt is an important trade and investment partner for Turkey. The trade volume of U.S.$4.8 billion in 2020, which has a balanced nature and could still be improved, demonstrates that both countries benefit from the existing Free Trade Agreement. Furthermore, Turkish investments of nearly U.S.$2.0 billion in Egypt and around 200 Turkish companies with more than 50,000 Egyptian employees contribute to closer economic relations, as well as both countries’ economic prosperity.

The exploratory talks between Turkey and Egypt held in Cairo between May 5-6, 2021 and headed by Deputy Ministers of Foreign Affairs from both sides. During the discussions, two sides addressed bilateral issues as well as a number of regional issues, in particular the situation in Libya, Syria, Iraq, and the need to achieve peace and security in the Eastern Mediterranean region.

Yemen

Following forceful seizure of power in Yemen by the Houthis in February 2015, Turkey has supported the constitutional legitimacy in Yemen represented by President Abd Rabbu Mansour Hadi.

Gulf Cooperation Council

Turkey has strong political, economic, commercial, and cultural ties with the Gulf countries, based on common values and shared interests. Accordingly, Turkey views its relations with the Gulf countries from a strategic perspective and wishes to boost them further. In this regard, high-level visits and bilateral institutional mechanisms represent important tools to strengthen Turkey’s relations with the Gulf countries.

High-level bilateral visits are frequently held between Turkey and the Gulf countries and numerous agreements have been signed, contributing to the expansion of relations in all fields between Turkey and the Gulf countries. Additionally, bilateral institutional mechanisms were established with certain Gulf countries, in order to strengthen the institutional basis of bilateral diplomatic relations. In this regard, Turkey and Qatar established the Supreme Strategic Committee (“SSC”) in December 2014. The Committee has held six meetings so far at the level of Heads of State. The sixth session of the SSC was held in Ankara on November 26, 2020, chaired by President Erdoğan and Sheikh Tamim Bin Hamad Al Thani, Amir of Qatar, with the participation of the relevant Ministers. A similar mechanism also established with Saudi Arabia, namely the Turkish-Saudi Coordination Council, was convened for the first time from February 7-8, 2017 at the level of Foreign Ministers.

Turkey also places emphasis on improving its ties with the Gulf Cooperation Council (“GCC”), an umbrella organization consisting of Saudi Arabia, the UAE, Bahrain, Kuwait, Oman, and Qatar. The Fifth Meeting of Turkey-GCC High Level Strategic Dialogue of Ministers of Foreign Affairs was held in Riyadh on October 13, 2016. During this meeting, the parties agreed to resume the Turkey-GCC Free Trade Agreement negotiations that had been suspended since 2009. The Sixth Meeting of Turkey-GCC High Level Strategic Dialogue of Ministers of Foreign Affairs was expected to be held in Turkey in 2017. However, this meeting could not be convened due to the eruption of a diplomatic crisis between Qatar and certain other Arab countries in June 2017.

As a strategic partner of the GCC and a founding member of the Organization of Islamic Cooperation (“OIC”), Turkey supported the mediation efforts that led to the resolution of this diplomatic rift. The economic blockade imposed on Qatar has led to increased Qatari imports from third countries, including Turkey. As a consequence, Turkey’s trade volume with Qatar reached U.S.$1.42 billion by the end of 2019 (excluding LNG imports).

Economic and trade relations are an important component of Turkish-GCC relations. Turkey’s economic and trade relations are on a steadily growing track. With the involvement of its private sector, Turkey is carrying out many projects to enhance these bilateral economic relations in a wide range of potential areas of cooperation with a view to supporting regional development and stability. Hence, Turkey’s bilateral trade with the Gulf countries reached U.S.$23 billion in 2019. Turkey’s bilateral trade with the Gulf countries decreased to U.S.$16 billion in 2020 due to the COVID-19 pandemic.

In 2016, Turkish contractors won a tender to construct Kuwait International Airport’s newest terminal, worth U.S.$4.3 billion, the largest tender won abroad in a single package by Turkish contractors.

Energy constitutes an essential dimension of the relations between Turkey and the region. In line with its developing economy and thus increasing energy demand, Turkey’s energy imports from the Gulf countries, especially Qatar, Saudi Arabia, and Kuwait have been steadily growing over the recent years. The share of Saudi Arabia in Turkey’s crude oil import in 2020 was 11%. The share of Qatar in Turkey’s natural gas import in 2020 was nearly 7%.

South Caucasus

Azerbaijan regained its occupied territories in Karabakh with the Trilateral Declaration of November 9, 2020 signed between Armenia, Azerbaijan and Russian Federation. The new facts on the ground now present a new and palpable opportunity to achieve peace and stability in the region.

Turkey’s enduring vision for this region is to create an inclusive space of cooperation and shared prosperity. To this end, it is essential to preserve the ceasefire, reconstruct the infrastructure, and remove all barriers to the resumption of economic activity and transportation across the region. The second Trilateral Declaration of January 11, 2021 is conducive to this.

In order to build peace and stability in the region, Turkey will continue to support Azerbaijan as it consolidates its territorial integrity. Turkey also declared its readiness to initiate a process of normalization with Armenia, if Yerevan is willing to take concrete, positive steps in this direction. Turkey advocates the participation of Armenia, as well as Georgia, in regional cooperation initiatives to tap the true economic potential of the South Caucasus on the basis of regional ownership.

Georgia is a close neighbor and a strategic partner for Turkey. Turkey firmly supports the peaceful resolution of the Abkhazia and South Ossetia conflicts within the territorial integrity and sovereignty of Georgia, as well as Georgia’s closer integration with Euro-Atlantic institutions.

Turkey’s relations with Georgia are also reinforced by extensive trilateral cooperation mechanisms in economy, trade, energy and transportation. As solid outcomes of Turkey’s strategic vision, Baku-Tbilisi-Ceyhan oil pipeline, Baku-Tbilisi-Kars railway, Southern Gas Corridor with Baku-Tbilisi-Erzurum, Trans-Anatolian (TANAP) and Trans-Adriatic (TAP) natural gas pipelines, which offer safe and secure energy and transport connectivity with Europe. These strategic projects not only bolster Turkey’s role as a regional hub, but also contribute to the energy security and project stability beyond the region.

Turkey’s annual trade volume with the countries of the region was U.S.$4.3 billion in 2020. The same year, Turkish investments in the region surpassed U.S.$12 billion.

Central Asia

Central Asia constitutes a strategic aspect of Turkey’s multi-dimensional foreign policy. Turkey shares common historical, linguistic and cultural ties with the Central Asian Republics. Turkey believes that a secure, stable and prosperous Central Asia will be in the interest of wider region and the world.

Turkey has High Level Strategic Cooperation Council mechanisms with Kyrgyzstan, Kazakhstan and Uzbekistan as well as strategic cooperation with Turkmenistan in areas ranging from energy to trade. Turkey’s trade volume with the countries of the region was U.S.$6.3 billion at the end of 2020. In addition, Turkish construction companies have completed more than U.S.$80 billion worth of projects in the region. Turkish direct investments in the region amounted to U.S.$8.5 billion as of the end of 2020. More than 3,000 Turkish companies are operating in the region.

The Summits of Turkic Speaking Countries, initiated by Turkey in 1992 with a view to increasing solidarity and cooperation among the Central Asian Republics, gained an institutional structure by the establishment of the Cooperation Council of Turkic Speaking States (“Turkic Council”) by Turkey, Kazakhstan, Azerbaijan, and Kyrgyzstan in 2009. Currently, the Turkic Council members are Turkey, Azerbaijan, Kazakhstan, Kyrgyzstan and Uzbekistan, with Hungary as an Observer since 2018. Turkic Council provides a multilateral platform for enhanced cooperation between the member states in economy, trade, transportation, customs, energy security, health, culture and tourism.

Afghanistan

Turkey cultivates bilateral ties with Afghanistan in every field and actively contributes to international efforts to establish lasting stability and security and ensure sustainable development in the country.

Turkey has been active in supporting security of Afghanistan since 2001; is committed to support Afghan people in the path towards a peaceful, stable, and prosperous Afghanistan and will continue to support the Afghan peace process.

Turkey has been a “framework nation”, along with the U.S., Germany, and Italy, in the Resolute Support Mission (“RSM”), which was launched by NATO on January 1, 2015 and is due to end in 2021Turkey assumed responsibility for managing Hamid Karzai International Airport in Kabul as of January 1, 2015 and is favorably considering continuing to provide security and other essential services at the Kabul Airport in the post-RSM period. To this end, Turkey is continuing consultations with the US and other allies and partners for a fair burden sharing, in terms of financial, technical and logistical support.

To support and reinvigorate the intra-Afghan negotiations in Doha, Turkey is prepared to host a high-level Conference in Istanbul together with Qatar and the UN with the aim of giving momentum to the ongoing Afghanistan peace negotiations for ending violence, and to help achieving an inclusive negotiated settlement leading to lasting peace in Afghanistan.

Recognizing the importance of a conducive regional cooperation in support of peace, Turkey has taken several initiatives to build confidence between Afghanistan and its neighbors, and in this framework encouraged constructive and result oriented dialogue. In that vein, Turkey recently held trilateral meetings, with Afghanistan’s key neighbors, namely Pakistan and Iran.

Turkey particularly supports regional efforts focusing on enhancing economic and infrastructure connectivity, to boost trade, transport, transit, energy and cultural cooperation.

The total amount of Official Development Aid (“ODA”) of Turkey to Afghanistan since 2001 is more than U.S.$1.1 billion, with the total amount of ODA during the 2013-2017 period being U.S.$280.94 million. This is one of Turkey’s most significant foreign development assistance programs.

ODA towards Afghanistan mainly focuses on education, health, water and water sanitation, and transportation. Turkey has built more than 100 schools in Afghanistan and more than 130,000 Afghan citizens received education in these schools. Turkey has also granted medical assistance to more than 9 million Afghan citizens since 2005.

At the Tokyo Conference in 2012, Turkey pledged U.S.$150 million to development efforts in Afghanistan for the 2015-2017 period. This pledge was reiterated during the London Conference in 2014.

At the Brussels Conference in 2016, Turkey pledged U.S.$150 million to development efforts in Afghanistan for the 2018-2020 period.

At the Geneva Conference in 2020, Turkey pledged U.S. $75 million to development efforts in Afghanistan for the 2020-2022 period.

Turkey has already fulfilled its commitment made at the NATO’s Chicago Summit in 2012 to provide U.S.$60 million for the sustainment of the Afghan National Defense and Security Forces for the 2015-2017 period. At NATO’s Warsaw Summit in 2016, Turkey pledged an additional U.S.$60 million for the 2018-2020 period.

The Trilateral Summit Process, launched at Turkey’s initiative in 2007, has evolved into a concrete platform for multidimensional cooperation among Turkey, Pakistan, and Afghanistan. The process has three dimensions: political dialogue, security cooperation, and development partnership. It allows for the development of multidimensional cooperation in areas such as economy, development, security, education, and training, while enabling enhanced contacts across a wide spectrum, including among parliamentarians, businesspersons and members of the media. The Eighth Summit meeting was held in Ankara in February 2014. The efforts to revive the Process and hold the Ninth Summit meeting at a convenient time continue.

Turkey also participates in the Regional Economic Cooperation Conference on Afghanistan (“RECCA”). The last RECCA meeting was held on November 14-15, 2017. Since its inception in 2005, RECCA has been instrumental in promoting regional economic cooperation in the wider Central, South and Southwest Asia and beyond.

Turkey continues to encourage regional cooperation through the Heart of Asia-Istanbul Process. This Process, which was initiated by Turkey and Afghanistan at the Istanbul Conference for Afghanistan on November 2, 2011, serves as a regional cooperation platform with Afghanistan at its center, engaging regional countries in political dialogue and practical cooperation through the implementation of confidence building measures (“CBMs”).

Asia

In view of the growing economic and political significance of Asia, Turkey has adopted reinvigorated policies for a more dynamic relationship with the region under the “Asia Anew Initiative” The main elements of the policy include fostering economic and trade relations, enhancing political dialogue, establishing necessary legal frameworks, and strengthening cultural ties both at bilateral and regional levels.

Bilateral relations with the G-20 members of the region, namely Australia, China, Indonesia, Japan and the Republic of Korea remain strong both economically and politically. Since 2014, Turkey has successfully developed its strategic relations with China, Japan, Indonesia, Korea, Malaysia and Singapore.

Turkey’s economic relations with the Asia-Pacific region followed global trends towards increased trade and investment with the countries in the region. The total trade between Turkey and the East Asian countries (China, Japan, and Korea) was U.S.$37 billion in 2020. Trade volume with ten ASEAN members was around U.S.$7.8 billion in 2020.

The Turkey-Malaysia FTA came into force in August 2015 and is the first FTA with an ASEAN member. Turkey-Singapore FTA was signed in November 2015 and entered into force in October 2017. As of 2020, Turkey’s negotiations for signing a Comprehensive Economic Partnership Agreement with Indonesia, an Economic Partnership Agreement with Japan, and a Free Trade Agreement with Thailand are underway.

Turkey’s Dialogue Partnership with the Shanghai Cooperation Organization in June 2012, Sectoral Dialogue Partnership with ASEAN in August 2017 and its participation in the Pacific Islands Forum as a Forum Dialogue Partner since 2014 are examples of its opening to the Asia-Pacific region.

Turkey regards ASEAN as the key organization in Southeast Asia and continues to develop new partnerships with all its members. The Turkish Embassy in Jakarta is currently accredited to ASEAN. With the opening of the Turkish Embassy in Vientiane in December 2017, Turkey is now represented in all ASEAN capitals. Turkey will continue its engagement with the ASEAN Economic Community in various sectors. Turkey’s Sectoral Dialogue Partnership (SDP) with ASEAN, approved in August 2017, will lead to a stronger dialogue and sectoral cooperation. The SDP with ASEAN includes several sectors: e-commerce, tourism and transportation, public-private partnership, minerals, mines, research and development, small and medium enterprises, natural disaster management, food security, energy security, human resources, construction and health. The first ASEAN-Turkey Joint Sectoral Cooperation Committee meeting was held in Jakarta on May 30, 2018. The first ASEAN-Turkey Trilateral Ministerial Meeting was held from July 31, 2018 to August 3, 2018 in Singapore, within the margins of the 51st ASEAN Foreign Ministers’ Meeting (“AMM”). The Second ASEAN-Turkey Trilateral Ministerial Meeting was held from July 31 through -August 1, 2019 in Bangkok, within the margins of the 52nd AMM.

Turkey’s involvement in development aid in the Asia-Pacific region is relatively new. TİKA has increased the number of its development projects and strengthened its presence by opening offices in Yangon, on February 1, 2013, and Manila, on April 8, 2015. Turkish Red Crescent also opened an office in Yangon in June 2019.

Turkish Airlines flies to all major capitals in the Asia-Pacific region and expanded its flight network in the region by adding Tokyo-Haneda to its existing destinations. The number of tourist arrivals to Turkey from the Asia-Pacific countries reached 1,547,054 people in 2019.

China

Turkey-China bilateral relations have developed in recent years on the basis of mutual respect and cooperation. The year 2021 will mark the 50th anniversary of the establishment of diplomatic relations between the two countries. Over the years, many consultation mechanisms have been established at different levels with China to discuss bilateral as well as regional and global issues. President Erdoğan met with President Xi Jinping on the margins of the G20 Summits in Hangzhou (September 4-5, 2016), Buenos Aires (November 30, 2018), and Osaka (June 28-29, 2019), as well as at the Belt and Road Summit (May 14-15, 2017) and the BRICS Summit (Pretoria, July 23-28, 2018).

In 2019, President Erdoğan also met President Xi on the sidelines of the CICA Summit in Dushanbe, and President Erdoğan paid an official visit to China on July 2, 2019. Foreign Minister Çavuşoğlu paid a working visit to China on June 15, 2018.

China is Turkey’s 2nd largest trade partner. In 2020, total trade volume was U.S.$25.88 billion (exports to China: U.S.$2.86 billion, imports from China: U.S.$23.02 billion.) Chinese investments in Turkey are approximately U.S.$2 billion in total.

Turkey considers tourism as a potential area for further development in economic and cultural relations with China. 2018 has been celebrated as the Turkish Tourism Year in China. The number of Chinese tourists travelling to Turkey reached 427,000 in 2019. In 2020, due to the COVID-19 pandemic, only around 40,000 Chinese tourists visited Turkey.

Turkey follows the human rights situation in the Xinjiang Uyghur Autonomous Region, it shares and expresses its views and expectations on the matter with the Chinese authorities as well as at multilateral platforms. The fundamental rights, religious freedoms and cultural identities of the Uyghur Turks and other Muslim minorities must be respected and guaranteed by the Chinese authorities. Turkey expects increased transparency on the situation in the region.

Middle Corridor/Silk Road/Belt and Road

Turkey signed the Memorandum of Understanding on Aligning the Silk Road and the 21st Century Maritime Silk Road and the Middle Corridor Initiative between the Government of the Republic of Turkey and the Government of the People’s Republic of China on November 14, 2015, in Antalya, during the G-20 Summit.

The Trans-Caspian East-West Middle Corridor Initiative provides an additional and complementary multi-pillar connectivity route between China and Europe. Crossing Turkmenistan, Kazakhstan, the Caspian Sea, Azerbaijan, Georgia, and Turkey, the Middle Corridor proposes an uninterrupted connection perspective to reach Europe.

The Marmaray tube crossing the Istanbul Strait has already been built and links Europe and Asia. The opening ceremony of the third bridge (Yavuz Sultan Selim) was held on August 26, 2016. Another tube link under the Istanbul Strait, Eurasia Tunnel, was launched the same year. The third tube link, 3 Level Tunnel, is at the project stage. The inauguration ceremony of Istanbul Airport was held on October, 29 2018. The Baku-Tbilisi-Kars railway project became operational at the end of 2017 and created an uninterrupted railway line between Beijing and London through the Caspian Sea and the Istanbul Strait. The large-scale transport projects, both completed and ongoing, will be part of an intermodal transport linkage between Europe and Asia.

First cargo train from Turkey to China departed Istanbul on December 4, loaded with white goods, passed through the Middle Corridor/Belt and Road, and reached Xi’an on December 23, 2020.

Turkey was represented by a delegation led by President Erdoğan at the Belt and Road Forum (“BRF”) For International Cooperation held in Beijing from May 14-15, 2017. The Second BRF was attended by the then Minister of Transport and Infrastructure, Mehmet Cahit Turhan on April 25-27, 2019.

Turkey believes that the alignment of the Middle Corridor Initiative and the Belt and Road Initiative will contribute to regional development, prosperity, and stability, as well as cultural exchange, enhancing people-to-people contacts between Turkey and the countries along the route. It will also provide new employment opportunities and energy security. Thus, Turkey supports investment projects in the fields of transportation, logistics, infrastructure development, energy, and trade that would contribute to the realization of the “Modern Silk Road”.

Africa

Relations with Africa are one of the key focuses of Turkish foreign policy. In recent years, Turkey’s relations with the region have been transformed into a comprehensive, mutually reinforced political-economic partnership.

Turkey was declared as a strategic partner by the African Union in January 2008. As a strategic partner, two Summits at the level of Heads of State and Government were organized with the African Union in Istanbul and Malabo in 2008 and 2014. At the second Summit, an Implementation Plan for Turkey-Africa Partnership for 2014-2019 was adopted. To review the existing modalities of cooperation, the Second Turkey-Africa Partnership Ministerial Review Conference was held on February 11-12, 2018, in Istanbul. It is hoped that the third summit will be held in Turkey in 2021.

Turkey pursues a multilayered policy in Africa, aimed at establishing close political relations by further intensifying bilateral high level visits and promoting reinforced cooperation with African nations, assisting African countries to overcome economic difficulties through trade, investment, humanitarian assistance, diplomacy in the settlement of conflicts and disputes when requested, supporting progress in the areas of democracy and good governance, supporting international and regional organizations in their efforts towards peace and stability, and participating in peacekeeping missions on the Continent.

There are 43 Turkish Embassies in Africa. Currently, 37 African countries have Embassies in Ankara. Turkey is planning to open 6 more Embassies in Africa in the near future. President Erdoğan, during his Presidency and in his previous tenure as Prime Minister, has paid official visits to 28 African countries thus far.

On September 30, 2017, Turkey opened its biggest overseas military training center in Mogadishu.

Turkey’s trade volume with Sub-Saharan Africa reached U.S.$7.2 billion in 2017 U.S.$7.4 billion in 2018, U.S.$9.2 billion in 2019 and U.S.$9.8 billion in 2020. Overall trade volume with the African Continent as a whole reached U.S.$18.9 billion in 2017, U.S.$21.5 billion in 2018, U.S.$26.2billion in 2019 and U.S.$25.3 billion in 2020.

As of the end of 2020, Turkey has signed Trade and Economic Cooperation Agreements with 47 African countries, Reciprocal Promotion and Protection of Investment Agreements with 29 African countries, and Elimination of Double Taxation Agreements with 12 African countries. Turkey has also held Joint Economic Commission meetings with 43 countries from Africa. The Foreign Economic Relations Board of Turkey has established Business Councils with 45 African countries.

The value of Turkish direct investment in Sub-Saharan African countries is also steadily increasing. As of December 2020, the estimated total value of Turkish direct investments in Africa is more than U.S.$6 billion.

The share of African countries in the overall international business volume of Turkish contractors is 21% (the share of North Africa is 19%). As of July 2020, Turkish contractors have undertaken over 1,150 projects. In Sub-Saharan Africa, Turkish contractors have invested in large-scale projects, such as highways and railways (in Ethiopia, Tanzania, Senegal and Somalia), bridges and sewage systems (in Sudan), airports (in Ghana, Senegal, Niger, Sierra Leone and Somalia), ports (in Somalia and Guinea), water management systems (in Ghana), conference centers (in Equatorial Guinea, Senegal, Rwanda and Congo), mining activities (in Angola and Liberia), electricity generation (in Sierra Leone and the Gambia), shopping centers (in Equatorial Guinea), hotel constructions (in Benin, Niger, Senegal, Congo, Mali, Somalia and Guinea) and stadiums (in Cameroon, Comoros and Senegal). There are also various other projects in the pipeline that are currently under review.

Turkish Airlines has become a major international airline connecting the continent to the world with flights from Istanbul to 60 destinations in 39 countries across the continent as of 31 December 2020. Moreover, Turkish Airlines has expanded its flight network, adding Equatorial Guinea-Malabo to its existing destinations.

Turkey, under various cooperation mechanisms, has been trying to share its experience in the fields of agriculture, health, education, energy, tourism and environment, as well as supporting small and medium size enterprises.

In collaboration with the African Union, Turkey hosted the first Turkey-Africa Economy and Business Forum in 2016 with high level participation of 46 African countries and regional organizations. The second Forum was held on October 10-11, 2018 and the Third Turkey-Africa Economy and Business Forum was held on October 8-9, 2020 in Turkey.

Turkey also hosted the first Turkey-Africa Agriculture Ministers Meeting and Agribusiness Forum on April 27-28, 2017 in Antalya in cooperation with the African Union. Turkey also hosted the first International Africa Health Congress on July 20-21, 2017. The first Turkey-Africa Education Ministers Conference was also held in Istanbul on October 19-21, 2017.

TIKA, with its 22 program coordination offices across the Continent, is the key government agency carrying out humanitarian and development assistance in most African countries. Turkey has substantially increased its official development assistance to Africa. Turkish official development assistance to Sub-Saharan Africa reached U.S.$478.22 million in 2019. In Somalia alone, Turkey has spent more than U.S.$1 billion from the national budget to provide humanitarian and development assistance.

As a way of enhancing cooperation in education, Turkey has been providing scholarships to African students. For the 2016-2017, 2017-2018, 2018-2019 and 2019-2020 academic years, 1,255, 1,064, 1,631 and 1,339 scholarships were allocated to students from the Continent, respectively. Turkey has provided undergraduate, graduate, and doctorate scholarships for 14,400 African students since 1992.

Latin America and the Caribbean

Turkey has been pursuing an outreach policy towards Latin America and the Caribbean (“LAC”) region since 1998 to expand the network of its cooperation at the bilateral and regional levels. In this framework, mutual high-level visits between Turkey and the countries of the region have gained momentum. President Erdoğan made a tour to the LAC region from January 31, 2016 to February 4, 2016, visiting Chile, Peru and Ecuador. President Erdoğan visited Paraguay and Venezuela from December 2-3, 2018. These were the first presidential visits from Turkey to Paraguay and Venezuela.

Turkey has 17 Embassies in the LAC region. Turkey opened embassies in La Paz, Port of Spain, Asuncion in 2018 and in Montevideo in 2021. Turkey is also planning to further expand its diplomatic network in LAC. Latin American countries also increased their representation in Turkey. Currently LAC countries have 15 Embassies in Ankara. Moreover, TIKA has Coordination Offices in Mexico City and Bogota and Anadolu Agency opened its Latin America regional office in Bogota in 2017. Through such enhanced representation, Turkey is better equipped to further its relations and cooperation in the region.

Turkish Airlines has expanded its flight network in Latin America, adding Mexico City and Cancun to its existing destinations of Buenos Aires, Sao Paulo, Bogota, Panama City, Havana, and Caracas in 2019, which also contributes to strengthening the relations in the fields of tourism, culture, economy and trade.

Turkey’s economic and commercial relations with the region increased in recent years. Trade volume between Turkey and the LAC region amounted to U.S.$7 billion (export U.S.$1.9 billion, import U.S.$5.1 billion) in 2016, U.S.$9.2 billion (export U.S.$2.4 billion, import U.S.$6.8 billion) in 2017, U.S.$11.7 billion (export U.S.$3.2 billion, import U.S.$8.5 billion) in 2018, U.S.$9.4 billion (export U.S.$3.4 billion, import U.S.$6 billion) in 2019 and U.S.$10.4 billion (export U.S.$3 billion, import U.S.$7 billion) in 2020. Chile became the first country in the region with which Turkey has concluded a Free Trade Agreement. Turkey is currently negotiating similar agreements with Mexico, Colombia, Peru, and Ecuador.

While building closer ties with the countries of the region and diversifying relations on a bilateral basis, Turkey has also sought to strengthen its cooperation with regional organizations. Turkey enjoys permanent observer status in the Organization of American States, the Association of Caribbean States, the Pacific Alliance, the Central American Integration System and the Andean Parliament. In addition, Turkey became a member of the UN Economic Commission for Latin America and the Caribbean in 2017. Furthermore, Turkey established a Cooperation and Consultation Mechanism with the Caribbean Community, a Political Dialogue and Cooperation Mechanism with MERCOSUR, and a Consultation Mechanism with the Community of Latin American and Caribbean States Quartet. Turkey also signed a Memorandum of Understanding with the Organization of Eastern Caribbean States (“OECS”) in June 2016, which established institutional ties between Turkey and the OECS.

ECONOMY

After the 1980s, significant progress was made in Turkey towards establishing a full-fledged market economy. In this respect, a radical policy shift from government intervention and import substitution to a greater reliance on market forces and trade liberalization was necessary. In order to complete this process, capital account was entirely liberalized in 1989. In addition, a Customs Union covering Turkey’s industrial product and the last stage of the association agreement between Turkey and the European community both began in 1996. Public sector share in production decreased via privatization, which amounted to U.S.$61.6 billion for 2003-2018. Furthermore, the regulatory role of government increased and improved in liberalized sectors, particularly for sectors such as banking, energy, and telecommunication. These reforms contributed significantly to the dynamic growth of the private sector and underpinned the flexibility of the Turkish economy to adapt to both internal and external factors. The success of those reforms implemented in Turkey resulted in a strong performance in terms of productivity, investments and employment in the Turkish economy in the last decade. Following these reforms and political stability, a rather strong economic performance was experienced with maintained stability, since 2002.

Turkey’s real GDP annual growth rate averaged 3.3% during the period from 2016 to 2020. Over this period, the Turkish economy became more diversified. In particular, the industrial base was broadened, and exports of goods and services grew rapidly. In addition, financial markets expanded and became more sophisticated. Turkey’s long-term gross external debt levels rose in absolute terms from U.S.$307.2 billion in 2016 to approximately U.S.$311.6 billion in 2020. See “Debt-External Debt and Debt Management” for details.

In 2020, growth was mainly driven by the increase in domestic demand. External demand’s contribution to growth became negative in 2020 due to the effects of the COVID 19 pandemic, while consumption and investment expenditures increased somewhat as a result of the notable recovery in economic activities as of the third quarter. The unemployment rate decreased in 2020 due to declining labor force participation caused by the pandemic. Inflation increased in 2020 due mainly to depreciation in the Turkish Lira. In 2020, the current account balance became negative due to rising demand for imports.

ECONOMIC STIMULUS EFFORTS

On June 4, 2009, the Government announced a new stimulus package that included investment incentives, certain measures to enhance employment and a new credit guarantee fund for small and medium-sized enterprises. On June 18, 2009, Law No. 5909, which enables the Turkish Treasury to transfer up to TL 1 billion of resources to the “Credit Guarantee Fund,” was approved by Assembly and was published in the Official Gazette on June 24, 2009 (No. 27268). The purpose of this law is to ensure that the Credit Guarantee Fund is adequately capitalized. The investment incentives program was renewed in 2012 with Decree No 2012/3305 and is still being implemented.

The main objective of the Business and Investment Climate section of the 11th Development Plan (2019-2023), which originally came into effect in 2015, is to improve the competitive environment in the markets by ensuring transparency, stability, reliability and predictability in business and investment climate reforms and public policies and regulations, to strengthen the production structure by instituting effective incentive programs, and to make Turkey a regional manufacturing hub by increasing foreign direct investments that will foster technological transformation in the economy. This section has policies and measures that are collected under 3 subtitles, namely: Enhancing Bureaucratic and Legal Predictability, Effective Use of Incentives and Supports and Increasing Foreign Direct Investments. The plan targets (i) ranking among the top 30 countries in the Ease of Doing Business Index, (ii) increasing Turkey’s share in global FDI to 1.5% and increasing the ratio of Planned Industrial Areas (IZ, OIZ, SIZ) to total surface area of country to 0.20%. Turkey’s ranking was 43th in the Doing Business 2019 report and increased to 33th in the Doing Business 2020 report. In 2018, Turkey’s share in global FDI was 1% and the ratio of Planned Industrial Areas (IZ, OIZ, SIZ) to the total surface area of country was 0.15%.

On July 4, 2016, the Government announced measures designed to boost economic activity. Among other things, these new measures simplify stamp tax regulation, provide tax exemption for international firms, and ease access to loans for Turkish companies.

On December 8, 2016, the Government revealed extraordinary measures to revive Turkey’s economy. According to these measures, the Government would establish a loan volume of TL 250 billion (U.S.$73 billion) with the Credit Guarantee Fund and would also give additional support to projects investing in the manufacturing industry in an effort to encourage and increase private sector investments in 2017. Additionally, value added tax (“VAT”) for construction investments would be refunded for 2017. The Government also announced that social security premiums in the first quarter of 2017 would be postponed for nine months without interest. On February 3, 2017, the Government removed special consumption taxes on a number of electronic home appliances, cut VAT on furniture, and extended VAT cuts on property acquisitions, in a bid to support domestic demand. On April 29, 2017, the Government extended tax cuts on home appliances and furniture for a further five-month period in a bid to stir sluggish consumer demand.

On January 22, 2018, the Government announced an extension to the Credit Guarantee Fund scheme worth TL 55 billion (consisting of the remaining TL 50 billion from last year’s Fund scheme and TL 5 billion from returns). Under the new scheme, TL 25 billion of the total amount is strictly channeled towards industrial companies and TL 15 billion towards export companies. Special guarantee limits have been reserved for agricultural enterprises and female entrepreneurs. On May 18, 2018, the Credit Guarantee Fund introduced a new loan guarantee package of TL 35 billion. This package is allocated for use by enterprises with export operations and foreign exchange earning activities, together with use in business financing. On October 11, 2018, the Government announced that creditors will be able to restructure loans more than once and change the maturity of loans for credits pledged by the Credit Guarantee Fund, provided that after the opening date of the loans, their maturity will not exceed 96 months for business loans and 156 months for investment loans. The restructuring is expected to be implemented in a way that will not impose any additional burden on the Ministry of Treasury and Finance. In order to support SMEs, in early 2019, two Credit Guarantee Fund schemes, total of TL 50 billion, have been announced. The first scheme provided 80,269 SMEs with about TL 25 billion in two months, January-February 2019. The second scheme has been initiated in March 2019.

On April 9, 2018, a new set of economic incentives worth TL 135 billion (U.S.$33 billion) was announced to support 23 projects by 19 Turkish firms. The new incentives system aims to help manufacture high and medium scale value-added products, narrow the current account deficit and increase the share of value-added products in exports. It is estimated that these incentives will add 169,000 jobs to the Turkish economy.

As of October 31, 2018, SCT and VAT reductions covering automotive, white goods, furniture and housing were implemented until the end of the year in order to support the collective inflation reduction program, to balance the economy and to support employment.

In 2019, SCT and VAT reductions for automotive, furniture and white goods were extended to June 2019. For housing, reductions for VAT and title deed fees were extended to December 31, 2019. Additionally, to combat the adverse effects of inflation on consumers, the Republic established temporary foodstuff sale spots which offered subsidized prices to consumers. The Republic announced the Economy Value Credit Package, in the amount of TL 25 billion, which is aimed at mitigating the financial burden on SMEs. The Republic also announced the IVME (Advanced, Efficient, National Industry) Package in the amount of TL 30 billion, which is aimed at supporting investments in the agriculture, intermediate goods’, raw material and machinery production sectors.

With the decision published in the Official Gazette, some regulations have been amended to grant Turkish citizenship to foreigners. According to the new regulations, a fixed amount of capital provided for Turkey to qualify for citizenship was reduced from U.S.$2 million U.S.$500 thousand. In addition, the minimum immovable property required to acquire citizenship was reduced from U.S.$1 million to U.S.$250 thousand.

In 2020, in order to mitigate the devastating effects of the COVID-19 pandemic, a comprehensive series of measures were implemented under a program named the “Economic Stability Shield”, including short-time working allowance, layoff bans, supports for SME’s which were forced to shut down due to lockdowns and/or were facing revenue losses due to the pandemic, extraordinary interest rate cuts on consumer loans, tax cancellations, etc. As of April 2021, the total amount of support from the Economic Stability Shield has exceeded TL 60 billions.

GROSS DOMESTIC PRODUCT

Table 2

	2016	2017	2018	2019	2020
Real GDP (millions of TL)	1,586,637	1,705,666	1,756,136	1,772,232	1,803,364
Nominal GDP (millions of TL)	2,626,560	3,133704	3,758,316	4,320,191	5,047,909
Turkish Lira/US dollar (annual average)	3.021	3.648	4.813	5.671	7.009
Nominal GDP (millions of U.S. Dollars)	869,241	859,055	797,124	760,778	717,049
Population (mid-year, in thousands)	79,278	80,313	81,407	82,579	83,385
Per capita GDP (at current prices, in U.S. Dollars)	10,964	10,696	9,791	9,212	8,599

Source: TURKSTAT

In 2016, due to the July 15 coup attempt, economic activity slowed down in third and fourth quarters of the year and GDP increased only by 3.3% for the whole year. Public and private consumption expenditures bolstered domestic demand, which grew by 4.8%, while net exports decreased by 1.1%. Increase in total investment expenditures was 2.2%, which is somewhat weak. On the production side, due to unfavorable weather conditions and large base effect, agricultural sector shrank by 2.6%, a 9-year historical bottom. Thanks to the recovery in fourth quarter, the industrial sector and the services sector recorded modest growth rates, at 4.4% and 3.5% respectively. Agriculture, industrial sector and services sectors accounted for 6.1%, 19.6% and 62.5% of GDP, respectively.

In 2017, the Turkish economy recovered rapidly thanks to certain measures including implementation of the Credit Guarantee Fund and tax cuts in certain sectors. GDP increased by 7.5%, mainly driven by domestic demand, while net exports’ contribution was minimal. Total consumption expenditures grew by 5.8%, while the increase in total investment expenditures was 8.3%. On the production side, through base effect, agricultural sector grew by 4.9%. The industrial sector and the services sector recorded high growth rates, at 9.3% and 7.8%, respectively. The agriculture, industrial sector, and services sectors accounted for 6%, 20.6% and 62% of GDP, respectively.

In 2018, economic activity has declined remarkably due to sharp depreciation of Turkish Lira as of the second half of the year. In this period, domestic demand shrank and growth in industrial production harshly deteriorated. GDP increased by only 3%, mainly driven by net exports thanks to the weak Turkish Lira. Total consumption expenditures grew by 1.6%, while total investment expenditures decreased by 0.3%. On the production side, the agricultural sector grew by 2.1%. The industrial sector and the services sector recorded modest growth rates, at 1.3% and 4.1%, respectively. The agriculture sector, industrial sector, and services sectors accounted for 5.8%, 22.3% and 61.6% of GDP, respectively.

In 2019, the decline in economic activity continued, albeit at a declining rate. GDP growth rate was 0.9% over the period. In the first half, the contraction in GDP continued, then it turned to positive rates as of third quarter. In this year, due to the weakness in Turkish Lira, net exports continued to contribute to GDP growth rate, while domestic demand remained subdued. Total consumption expenditures increased by 2.1% while total investment expenditures declined by 12.4%, which was the sharpest fall since the global financial crisis period. On the production side, the agricultural sector grew by 3.7%. The industrial sector shrank by 1% while services sector recorded a weak growth rate of 1.4%. The agriculture, industrial, and services sectors accounted for 6.4%, 21.8% and 61.9% of GDP, respectively.

In 2020, the COVID-19 pandemic severely impacted the Turkish economy, as it did many other countries. However, thanks to effective measures against the spread of the disease and support programs for households and firms, Turkey was among the few countries that recorded economic growth in 2020. In this period, the Turkish economy grew by 1.8%. Since the first Covid-19 case was observed in mid-March, the primary detrimental effects of the pandemic were seen during the second quarter of 2020. In the second half of the year GDP growth was robust thanks to industrial production, while growth in the services sector was weak due to the restrictions that mainly hit accommodation-food services and transportation. In 2020, the ongoing depreciation of the Turkish Lira carried on to affect net exports negatively while domestic demand uplifted GDP growth. Total consumption expenditures increased by 3% while total investment expenditures rose by 6.5%, which was the first such increase in two years. On the production side, the agricultural sector grew by 4.8%, while he industrial sector and the services sector recorded relatively weak growth rates, at 2% and 0%, respectively. The agriculture, industrial, and services sectors accounted for 6.6%, 22.4% and 60% of GDP, respectively.

Table 3

Gross Domestic Product

Years	GDP at Current prices (in millions of Turkish Lira)	Percentage change from prior year (%)	GDP at Current prices (in millions of U.S. Dollars)	Percentage change from prior year (%)	Real GDP (in millions of Turkish Lira, Chained Volume)	Percentage change from prior year (%)
2016	2,626,560	11.7	869,241	0.3	1,586,637	3.3
2017	3,133,704	19.3	859,055	-1.2	1,705,666	7.5
2018	3,758,316	19.9	797,124	-7.2	1,756,136	3.0
2019	4,320,191	15.0	760,778	-4.6	1,772,232	0.9
2020	5,047,909	16.8		-5.8	1,803,364	1.8

Source: TURKSTAT

The following table presents the composition of GDP at current prices for the periods indicated:

Table 4

Composition of GDP by Sectors (%)	2016	2017	2018	2019	2020
Agriculture	6.1	6.0	5.8	6.4	6.6
Industry	19.6	20.6	22.3	21.8	22.4
Manufacturing	16.6	17.6	19.0	18.3	18.8
Services
Construction	8.5	8.5	7.1	5.4	5.4
Trade, Transport, Accommodation	21.9	22.7	23.8	24.4	22.8
Information and Communication Technologies	2.4	2.5	2.5	2.6	2.7
Financial Services	3.3	3.2	3.0	3.2	3.7
Real Estate	7.7	7.1	6.7	6.5	6.2
Professional, Administrative and Supportive Services	5.3	5.4	5.2	5.3	4.8
Taxes-Subsidies	11.8	11.3	10.4	9.9	11.0
GDP Total	100.0	100.0	100.0	100.0	100.0

Source: TURKSTAT

The following table presents real growth in output for GDP for the periods indicated:

Table 5

Real growth in output for GDP (% change)	2016	2017	2018	2019	2020
Agriculture	-2.6	4.9	2.1	3.7	4.8
Industry	4.4	9.3	1.3	-1.0	2.0
Manufacturing	4.0	9.3	1.1	-2.3	2.1
Services
Construction	5.1	9.4	-1.9	-8.6	-3.5
Trade, Transport, Accommodation	0.8	11.0	5.3	1.4	-4.3
Information and Communication Technologies	6.0	13.3	6.1	5.3	13.7
Financial Services	8.8	3.1	0.9	6.9	21.4
Real Estate	3.6	2.2	2.9	1.9	2.6
Professional, Administrative and Supportive Services	5.5	10.4	-1.9	-0.8	-5.2
Taxes-Subsidies	3.8	4.2	0.2	-0.1	9.4
GDP Total	3.3	7.5	3.0	0.9	1.8

Source: TURKSTAT

PRINCIPAL INDUSTRIES

Turkey has a well-developed and increasingly diversified industrial sector. Since 1995, industrial production has increased primarily as a result of the expansion of domestic demand since the second quarter of 1995. In addition, decreased import costs as a result of the Customs Union with the EU and an increase in investment contributed to the rapid growth of industrial production.

The manufacturing sector has undergone an important transformation after 2001. As a result of restructuring in the economy, investment rates increased significantly and the share of low technology sectors in production decreased whereas the share of medium-high technology sectors in production increased.

In 2016, the industrial sector’s value added growth rate was negatively affected by the failed coup attempt and grew by only 4.2% while each of the industrial production index and manufacturing production index grew by 3.4%, and capacity utilization rate was 77.4%.

In 2017, industrial production and value added recovered rapidly thanks to proactive measures taken by the Government, grew by 9.1% and 9.2% respectively. Further, the capacity utilization rate was 78.5%, which is the highest level of last 9 years.

In 2018, industrial production declined to modest levels due to notable depreciation in the Turkish Lira, and a resultant decline in domestic demand. The industrial production index grew by 1.1% in 2018 while value added grew by only 1.3%. The capacity utilization rate was 76.8% in 2018.

In 2019, the contraction in the industrial production continued through the first half of the year. Industrial production began to recover as of the third quarter. As a result, the industrial production shrank 0.6% throughout the year. Industrial value added grew by only 0.2% while the capacity utilization rate declined to 75.9%.

In 2020, in spite of the COVID-19 pandemic, industrial production recorded growth over the period. After a significant collapse in the second quarter, industrial production began to recover rapidly as of the third quarter. As a result, industrial production grew 2.2% over the course of the year. Industrial value added grew by 2% while the capacity utilization rate declined to 71.9%.

The following table presents industrial output value for products for the periods indicated:

Table 6

	2016	2017	2018	2019	2020	16/15	17/16	18/17	19/18	20/19
Hard Coal	550	604	614	858	940	-2.1	9.7	1.8	39.6	9.7
Lignite	6,860	8,887	7,875	12,156	10,503	33.1	29.6	-11.4	54.4	-13.6
Natural Gas	256	n/a	n/a	n/a		n/a	n/a	n/a	n/a	n/a
Iron Ores	1,174	1,743	2,526	4,137	5,178	-5.7	48.4	45.0	63.7	25.2
Lead, Zink, Tin Ores	734	1,247	2,855	2,084	2,276	-10.5	69.8	129.0	-27.0	9.2
Other Non-Iron Metal Ores	1,011	2,250	3,414	4,232	2,831	-13.3	122.7	51.7	24.0	-33.1
Marble and Building Stones	2,844	4,107	4,681	5,086	7,222	5.4	44.4	14.0	8.7	42.0
Limestone and Gypsum	775	945	859	673	1,326	4.1	22.1	-9.2	-21.6	96.9
Granules and Pebble Stones	3,310	3,829	4,258	3,341	4,529	6.2	15.7	11.2	-21.5	35.6
Other Minerals	1,405	1,650	2,804	3,379	5,137	18.1	17.4	69.9	20.5	52.0
Meat of Bovine Animals (Fresh or Cooled)	4,728	5,675	8,565	10,159	9,413	17.3	20.0	50.9	18.6	-7.4
Poultry (Fresh or Cooled)	9,266	11,871	13,358	16,134	17,489	7.8	28.1	12.5	20.8	8.4
Cigarette	5,998	5,998	8,088	9,164	8.850	33.7	0.0	34.9	13.3	-3.4
Cotton Yarn	10,516	13,912	20,048	24,236	28.410	18.9	32.3	44.1	20.9	17.2
Woven Fabrics of Cotton	9,697	11,566	15,903	18,235	19,643	12.5	19.3	37.5	14.7	7.7
Aluminum (unwrought)	1,822	2,840	4,652	4,892	5,775	52.3	55.9	63.8	5.1	18.1
Tractor (37 kw < engine power < 59 kw)	592	672	539	461	602	n/a	13.5	-19.9	14.4	30.7
Automobile (1500 cm3 cylinder volume 3000 cm3	n/a	n/a	n/a	n/a		n/a	n/a	n/a	n/a	n/a
Tankers	n/a	n/a	n/a	n/a		n/a	n/a	n/a	n/a	n/a

Source: TURKSTAT

ENERGY

Geographically, Turkey is in close proximity to 72% of the world’s energy resources and forms a natural energy center between source exporting countries and energy consumer markets.

Turkey imported 76.0% of its total energy consumption in 2015, 74.0% in 2016, 75.7% in 2017, 72.4% in 2018 and 68.9% in 2019.

Turkey imported 29.4 million metric tons of crude oil in 2020, 31.1 million metric tons of crude oil in 2019, compared to 20.2 million in 2018, 25.8 million in 2017 and 25.0 million in 2016, marking a 17.6% increase measured over the last five years. Turkey imported 48.1 billion cubic meters (“bcm”) of natural gas in 2020, 45.2 bcm of natural gas in 2019, compared to 50.3 bcm in 2018, 55.2 bcm in 2017 and 46.3 bcm in 2016 marking a 3.9% increase measured over the last five years. Turkey imported 24.3 million metric tons of oil equivalent (“mtoe”) in coal in 2019, 24.5 mtoe in coal in 2018, 24.9 mtoe in coal in 2017, 23.6 mtoe in 2016, and 22.3 mtoe in 2015.

Turkey’s sources of imported oil have diversified recently. The share of oil from Russia increased from 19.37% in 2016 to 21.19% in 2020, the share of oil from Iraq has increased from 23.09 % to 29.11%, and the share of oil from Kazakhstan also has increased during the same period from 1.5% to 8.23%.

The following table presents Turkey’s oil imports by source country for the years indicated:

Table 7

Oil Imports (million tons)	2016		2017		2018		2019		2020
Azerbaijan	—		—		0.0	*	0.4		0.2
Iraq	9.3		7.1		6.5		9.5		11.8
Iran	6.9		11.5		6.6		2.1		0.0
Italy	0.0	*	0.1		0.0	*	0.0		0.0
Canada	0.0		0.0	*	0.0		0.0		0.0
Kazakhstan	0.6		0.5		1.2		3.2		3.3
Colombia	0.0		0.3		0.0	*	0.0	*	0.0
Kuwait	2.5		1.7		1.3		0.0	*	0.0
Libya	0.0		0.2		0.2		1.1		0.0	*
Egypt	0.1		0.2		0.0		0.0		0.2
Nigeria	0.0		0.1		0.5		1.8		2.5
Russia	3.2		2.1		1.9		10.4		3.3
Saudi Arabia	2.2		1.8		1.8		1.9		3.2
Others	0.0	*	0.2		0.0	*	0.5		3.9
Total Crude Oil Imports	25.0		25.8		20.2		31.1		29.4
Total Crude Oil and Petroleum Products Imports	40.1		42.7		38.0		44.8		40.5

*	less than 100,000 tons

Source: Energy Market Regulatory Authority

In 2017, Turkey announced the National Energy and Mining Strategy, which entails three pillars: ensuring energy supply security, localization (i.e. increasing use of indigenous resources) and ensuring predictable market conditions.

To ensure energy supply security, Turkey is enhancing the natural gas infrastructure through investments in new pipeline projects, floating storage regasification units (“FSRU”), liquefied natural gas, and storage facilities. Turkey’s first and second FSRUs became operational in 2017 and February 2018, respectively. A new FSRU vessel named “Ertugrul Gazi”, which is owned by BOTAŞ and is registered to the Turkish International Ship Registry became operational on June 2021. The first gas delivery from TANAP to Turkey occurred in June 2018, which also contributes to Turkey’s diversification efforts, ensuring the security of Turkey’s energy supply, and the first gas delivery via TANAP to Europe occurred in 2020.

The initial capacity of the TANAP line to be delivered to Turkey is 6 bcm, and to be delivered to Europe is 10 bcm. Turkey has also invested in exploration and drilling activities, and to that end has acquired three drilling ships.

Regarding the goal of localization, Turkey aims to increase the share of the domestic and renewable energy to two thirds of electricity production by 2023, adding 10 GW each of solar and wind energies to Turkey’s current –power mix from 2017 to 2027. To this end, an auction for a 1 GW wind energy project and an auction for a 1 GW solar energy project were held in 2017. The lowest bidders proposed 6.99 cents/kWh in the solar auction and 3.48 cents/kWh in the wind energy auction. 1 GW onshore wind tender covering 4 regions (Aydin, Balikesir, Çanakkale and Muğla) was completed in 2019. The lowest bidders proposed 4.56 cents/kWh for Aydin, 3.53 cents/kWh for Balikesir, 3.67 cents/kWh for Çanakkale and 4 cents/kWh for Muğla. The new solar Renewable Energy Zone tenders were announced in the Official Gazette dated 03 July 2020. The total capacity of tenders is 1 GW for 74 projects in 36 cities and projects installed capacities consist of 10, 15 and 20 MW. The tenders were held in April and June 2021. The lowest proposed bid was TL 18.2 kuruş/kWh for 15 MWin Osmaniye province and the average bid of all tenders was TL 21.52 kuruş/kWh. Additionally, Turkey will receive applications in October 2021 for 2,000 MW of new wind renewables energy zone tender.

The last pillar of Turkey’s strategy is ensuring predictable market conditions. The liberalization process of Turkish electricity and gas markets dates back to 2001 when electricity and gas markets laws were published in line with EU alignment efforts. In the electricity sector, as of the end of 2020, 81.7 % of the electricity generation comes from the private sector, compared to 72.0% in 2014. The major achievements in the gas sector include the expansion of the distribution system by private distribution companies through auctions held by the Energy Market Regulatory Authority (“EMRA”), the establishment of wholesale companies that sell natural gas to eligible consumers, a gas release process which enables the transfer of certain contracts of the Petroleum Pipeline Corporation of Turkey (“BOTAŞ”) to new private import companies. In 2015, Energy Exchange Istanbul was established to contribute to the development of the energy market by providing reliable reference price formation for market players. The electricity wholesale market has been operational since 2015 and wholesale gas trading activities started on September 2018. “Natural Gas Futures Market” entered into force following its publication in the Official Gazette dated March 12, 2021. The implementation and testing of the software for the Natural Gas Futures Market will be completed in the third quarter of 2021 and futures products will be available in the organized market by October 1, 2021.

Energy development and power generation were priority areas for public investment. In particular, in the second half of the 1970s, Turkey embarked on a power and irrigation project (“GAP”) in Southeastern Anatolia. The power and irrigation project in Southeastern Anatolia (“GAP”) region covers an area of 27,340 square miles, which corresponds to 9.5% of the total area of Turkey. GAP is a combination of 13 major installations primarily for irrigation and hydroelectric power generation. The project includes the construction of 22 dams and 19 hydroelectric power plants on the Euphrates and the Tigris rivers and their tributaries. As of December 31, 2017, the installed capacity of GAP hydropower plants in operation was 7,383 MW. In addition, as of December 31, 2017, 47.4% of the total irrigation was completed, 15.2% was under construction, and 37.4% was at the planning and final design level. At the end of 2019, 14 hydroelectric power plants were completed and 91.2% physical realization was achieved in GAP energy investments. With the HEPPs put into operation, an annual electricity generation capacity of 20.6 billion kilowatt-hours has been created in the Region. The total cost of GAP is expected to be U.S.$25.0 billion (excluding expropriation and overhead costs).

Natural Gas

Natural gas has been used extensively for power generation in Turkey since the late 1980s. Turkey is increasingly utilizing natural gas, both from its own reserves and from abroad, having established long-term purchase contracts with the Russian Federation, Algeria, Nigeria, Iran and Azerbaijan and also buys spot liquefied natural gas (“LNG”) from the market in order to maintain a supply-demand balance. Turkey has very limited domestic gas reserves and national gas production represents less than 1% of the total domestic demand. After the Black Sea natural gas discovery, Turkey aims to increase domestic production. Consequently, nearly 99% of natural gas demand is satisfied by import. BOTAŞ is the state-owned crude oil and natural gas pipeline operator and gas trader. At present, BOTAŞ has eight long-term sale and purchase contracts in effect (six of which are via pipelines and two of which are in LNG form). In 2020, primary natural gas supply into National Transmission System amounted to 50.25 bcm, including the reproduction in storage facilities and local production. 33.04 bcm has been imported via pipeline, 87.5% of which was imported by BOTAŞ, 12.5% of which was imported by the private sector, and 0.44 bcm was produced by producer wholesale companies. By the end of 2020, the breakdown of consumption, which totaled 48.2 bcm, was 28.27% transformation (electricity generation, refineries, etc.) 26.31% industry, 32.35% households, and 8.89% service sector. Distribution is carried out by local distribution companies. As of the end of 2019, 72 distribution zones were supplied with natural gas. Recent analysis suggests that natural gas demand will increase parallel to the growth expected in primary energy demand.

In 2020, Turkey imported 16.2 bcm of natural gas from the Russian Federation, 5.3 bcm of natural gas from Iran and 11.5 bcm of natural gas from Azerbaijan. Turkey also imported 5.7 bcm and 1.88 bcm of natural gas in LNG form from Algeria and Nigeria, respectively. On the other hand, in 2020 Turkey also imported spot LNG from the USA, Angola, Equatorial Guinea, France, Spain, Cameroon, Qatar, Egypt, Nigeria, Norway, and Trinidad and Tobago.

Turkey’s domestic natural gas transmission system exceeds18,500 km in length. In 2020, as it was in 2019, the number of active Distribution System Operator was 72.

In December 2012, the EMRA Board decided that all customers should be eligible to choose their supplier. This decision was reinforced with a new EMRA Board decision taken in December 2014 decreasing the eligibility threshold for the household customers to 75,000 cubic meters. In October 2013, EMRA prepared and published the model agreements for natural gas transportation and delivery services in distribution regions. This development provided transparency to supplier switching process and functioning of the market.

The Organized Natural Gas Wholesale Market By-law aims to let the market players trade natural gas anonymously in an organized liberal market operating by continuous trade principles, as well as let the transmission system operator balance the system by entering the Continuous Trade Platform (“CTP”) when needed and was published in the Official Gazette dated March 31, 2017. Market Usage Procedures and Principles, which aim to provide detailed rules about the market, were published in the Official Gazette dated September 23, 2017. Market simulations on the CTP began in April 1, 2018 and the market started operation on September 1, 2018, with transactions posing financial and delivery obligations according to the By-law. The foundation of the Organized Natural Gas Wholesale Market is an important step towards establishing Turkey as an international gas trade center allowing the trade of gas from different sources. EMRA Board Decision No.9138 (published in the Official Gazette No. 31023 of January 23, 2020) amending the Organized Natural Gas Wholesale Market Operation Procedures and Principles (PUE), launched the physically delivered natural gas weekly products on June 1, 2020. In line with the EMRA Board Decision, EPİAŞ introduced the physically delivered natural gas weekly products to the market on June 1, 2020. The Natural Gas Market Weekly Products offers natural gas market participants up to 7 days of delivery options and flexible imbalance management. Natural Gas Market participants are offered the opportunity to trade for HS - weekend (2 days), HI - weekdays (5 days) and HT - whole week (7 days), with which they can trade similar to daily spot transactions.

The legislation on Natural Gas Futures Market was finalized by EMRA in December 2020 and entered into force following its publication in the Official Gazette No. 31421 of March 12, 2021. The implementation and testing of the software for the Natural Gas Futures Market will be completed in the third quarter of 2021 and futures products will be available in the organized market by October 1, 2021. It will be first natural gas future market in the region. It is expected that this market will enable natural gas trade in Turkey to be carried out under more competitive conditions and increase market depth and market transparency.

The regasification capacity of the LNG terminals is 133 mcm/day as a result of the upgrades to the terminals and the new FSRUs , are another step towards liberalization in the natural gas market. Tariffs on LNG terminals including FSRUs have been liberalized as of the end of 2017, in line with the Natural Gas Market Law articles dictating that such storage tariffs should be freely set between parties provided that there is sufficient capacity.

Restructuring the Electricity Sector

Significant steps have been made towards a fundamental restructuring of the electricity sector. The Electricity Market Law (No. 6446) (the “Electricity Market Law”), which became effective in March 2013, includes rules and regulations regarding the electricity market to increase transparency and efficiency in the investment environment.

Auto-production is regulated by Law No. 3096 by Decree No. 85/9799 which allows the Ministry of Energy and Natural Resources (“MENR”) to grant permission to industrial plants, residential complexes with more than 5,000 dwellings, five star hotels, industrial zones, universities, and municipal institutions to generate their own electricity. With the passing of amendments to the Electricity Market Law in 2014, the auto-production license was abolished and, accordingly, all such licenses have been changed into generation licenses. As of the end of 2020, Independent Power Producers generated 229.97 Terawatt-hour (“TWh”), which constituted approximately 75.3 % of Turkey’s total electricity generation. As of the end of 2020, the share of private sector in electricity generation is approximately 81.7%, taking into account the licensed power producers, unlicensed power units, BOO, BOT, and TOOR power plants.

Turkey consumed 304.84 TWh of electricity in 2020. Installed capacity surpassed 95,891 MW in 2020. By the Presidential Decree No. 2949, which was published in the Official Gazette No. 31248 of September 18, 2020, the current renewable energy support mechanism’s duration was extended from December 31, 2020 to June 30th, 2021.

By the Law No. 7257 amending the Renewable Energy Law No. 5346, which was published in the Official Gazette No. 3122 of December 2, 2020, a new renewable energy support mechanism which will be implemented on July 1, 2021, was formed and by the Presidential Decree No. 3453 was published in the Official Gazette No. 31380 of January 30, 2021, new renewable energy support mechanism’s details were announced.

The prices given below are applied for the periods specified afront side, for electricity generation facilities based on renewable energy resources with RES Certificate which will be commissioned from July 1, 2021 until December 31, 2025.

Table 8

Type of Production Facility Based on Renewable Energy Source		RES Support Mechanism Price (Turkish Lira kurus / kWh)	Implementation Period of RES Support Mechanism Price (year)	Domestic Contribution Price (Turkish Lira kurus / kWh)	Domestic Contribution Price Application Period (year)
a. Hydroelectric production facility		40,00	10	8,00	5
b. Wind power based production facility		32,00	10	8,00	5
c. Production facility based on geothermal energy		54,00	10	8,00	5
d. Biomass based production facility	Landfill Gas / Sources from by products from the processing of waste tires	32,00	10	8,00	5
	Biomethanization	54,00	10	8,00	5
	Thermal Treatment ( Municipal waste, vegetable waste oil, agricultural waste without food and feed value, forest products other than industrial wood, industrial waste sludge and treatment sludge)	50,00	10	8,00	5
e. Solar energy based production facility		32,00	10	8,00	5

These prices are escalated on the basis of source within a period of 3 months each year, according to Domestic Producer Price Index, Consumer Price Index, the average daily US dollar and Euro forex buying rates.

The By-law on Competition for the Pre-License Applications of the Wind and Solar Power Plant Projects published in the Official Gazette dated May 13, 2017 (No. 30065) outlines the principles and procedures related to applications for projects to be connected to the grid. The By-law requires that eligibility criteria be determined by the lowest bidding price to be paid per kWh .

EMRA issued the By-law on Certification and Promotion of Renewable Energy Sources published in the Official Gazette dated October 1, 2013 (No. 28782), which identifies the methods and principles for the certification of renewable energy facilities and the establishment and operation of such facilities.

With the amendment in Regulation on Documentation and Support of Renewable Energy, which was published in the Official Gazette on April 29, 2016, participants in the renewable energy support mechanism have the responsibility for electricity sales and imbalances. They can sell to the day-ahead market, intraday market, and through bilateral contracts. The support amount is determined by feed-in-tariff plus the difference between the sales and the produced amount multiplied by a different coefficient for each resource type of the Day Ahead Market price.

The Regulation on Renewable Energy Source Zones was published in the Official Gazette on October 9, 2016. It is a new investment model for the construction of large capacity solar energy zones, wind energy zones. Total capacity of 4 GW (2 GW for solar energy and 2 GW for wind energy) was allocated to investors since the regulation was published. In addition the new wind Renewable Energy Zone tenders were announced in the Official Gazette dated 29 May 2021. The total capacity of tenders is 2 GW for 42 regions and projects installed capacities vary between 20 MW and 90 MW.

By the end of 2020, the share of renewable energy sources in total electricity generation was 42.4% and total wind capacity reached 8,832 MW.

There are two main state-owned companies in the electricity sector of Turkey, covering generation, trading, and transmission activities: Turkish Electricity Transmission Corp. (“TEİAŞ”) and Electricity Generation Corp. (“EÜAŞ”). Within the context of the Decree Law No. 703 published in the Official Gazette No. 30473 (bis) of July 9, 2018, Turkish Electricity Trading and Contracting Co. (TETAŞ) and Electricity Generation Company (EÜAŞ) were unified under the structure of EÜAŞ and duties, authorities and responsibilities of former TETAŞ are now being performed by EÜAŞ. As of end of 2015, the share of publicly held installed capacity stayed below privately held installed capacity due to continuous and increasing private investments in the sector. In 2019 and 2020, 80.5% and 81.7% of electricity generation was held by the private sector, respectively. Seventeen hydro power plants with a total installed capacity of 63.27 MW and three thermal power plants (Kangal, Seyitömer, Hamitabat) with a total installed capacity of 2,213 MW were privatized in 2013. Five hydro power plants with a total installed capacity of 5.54 MW and four thermal power plants (Kemerköy, Yeniköy, Yatağan, Çatalağzi) with a total installed capacity of 1,980 MW were privatized in 2014. Three thermal power plants (Orhaneli, Tunçbilek, Soma B) with a total installed capacity of 1,565.0 MW were privatized in 2015. Nine hydro power plants were privatized with a total capacity of 531.6 MW in 2016. Ten hydro power plants were privatized with a total capacity 324.06 MW in 2017. Ten hydro power plants with a total installed capacity of 213.92 MW were privatized in 2018. Afşin-Elbistan A Thermal Power Plant with installed capacity of 1355 MW and its coal supply area Afşin Elbistan Lignites were privatized in 2018. Three hydroelectric power plants with a total installed capacity of 61.5 MW were privatized in 2019. Two hydro power plants with a total installed capacity of 4.4 MW were privatized in 2020. Seventeen hydro power plants with a total installed capacity of 638.98 MW are in the privatization scope program and tender preparations are still in progress.

While EÜAŞ, a state-owned company, held 31.5% of all installed capacity in 2014, its share in total installed capacity had been reduced to 22.3% by the end of 2020. The total installed capacity of EÜAŞ by the end of 2020 was 21,419 MW. Independent power producers owned 67.5% of total capacity in 2020. Unlicensed power units, BOO, BOT and TOOR power plants had 10.2% of capacity.

Turkey is planning to install three nuclear power plants (NNP) over the long term. The Republic signed an IGA with the Russian Federation on May 12, 2010 for the installation of the first nuclear power plant, which is comprised of four units of VVER-1200 reactors at Akkuyu site in Mersin province. The construction of the first, second and third units of the Akkuyu NPP formally started in April of 2018, April of 2020 and March of 2021 respectively. It is expected to start to generating electricity for the first unit by the end of 2023.

An IGA with Japan was signed on May 3, 2013 for the installation of the second NPP in Sinop province. However, both sides agreed not to move forward with the NPP project.

The site selection process for Turkey’s third NPP project is ongoing.

On the other hand, watching closely the new developments throughout the world, EMRA has released the legislation for the novel national renewable energy certificate system (aka YEK-G system), which is considered as a first step for entering the EU’s Guarantees of Origin certificate system. The system will enable the trade of YEK-G certificates issued for each megawatt-hour green energy generation from renewable energy power plants. YEK-G certificates will be tradeable between licenced market players via bilateral agreements, and also at the organized wholesale YEK-G market for the time being (unlicensed power producers will be granted access the system at phase-2). The system framework and certificate properties were designed similar to the GO system. The system has been operated by EPİAŞ (the energy market operator of Turkey) since June 2021. EMRA anticipates that the YEK-G system will widely be used for compliance with future green energy compliances and carbon footprint reduction initiatives.

Turkey acknowledges the need to reduce energy dependency and to improve energy efficiency. The Department of Energy Efficiency and Environment (DEEE), a distinct department under the Ministry of Energy and Natural Resources (MENR), was established in January of 2019. The DEEE is directly linked to the Deputy Minister and carries out studies on energy efficiency and climate policy and programs.

The Republic commenced efforts to enact energy efficiency legislation and to pursue EU alignment process with the adoption of the Energy Efficiency Law No. 5627 (EE Law) in 2007 which targets industrial facilities, the building, service and transport sectors, and also power plants; generation, transmission and distribution networks. The EE Law introduced, among other measures, energy audits, an energy management program, the establishment of EE companies and financial support schemes. The Regulation on Energy Performance of Buildings (EPB), Energy Performance Certificates, the Regulation on Energy Efficiency of the Utilization of Energy Resources and Energy, the Regulation for Supporting Energy Efficiency in SMEs, the Regulation for Efficiency Calculation for Cogeneration and Micro-cogeneration were issued in accordance with the EE Law.

Turkey is the fourth largest white goods exporter in the world and has adopted the EU Eco-Design Framework Directive (2009/125/EU) and Framework Labelling Directive (2017/1369/EU).

In January 2018, the government issued the National Energy Efficiency Action Plan (NEEAP1) for the period of 2017-2023, which is in line with EU Directive 2012/27/EU. The NEEAP has targets such as reducing the primary energy consumption of Turkey by 14% by 2023 through 55 actions defined in 6 categories (namely buildings and services, energy, transport, industry and technology, agriculture and cross-cutting (horizontal) areas); achieving cumulative savings of 23.9 mtoe by 2023, with an investment of U.S.$10.9 billion; and realizing U.S.$30.2 billion worth of cumulative savings by 2033 at 2017 prices.

In the monitoring of NEEAP for the last four years (2017-2020), a cumulative 3,190 ktoe energy savings having a monetary value of U.S.$1,117 million have been achieved through a total investment of U.S.$4.783 million. Under the framework of NEEAP, the targets of 2017-2020 period were realized as 97%. Analysis showed that a total of U.S.$635 million was invested in energy efficiency in 2020 and as a result of this investment 451 Ktoe primary energy savings and U.S.$158 million monetary savings were achieved. Because of global developments relating to the COVID-19 pandemic only 53% of NEEAP was realized for the year 2020. Final calculations will be completed after publication of the 2020 energy balance table in November 2021.

The National Energy Efficiency Action Plan Monitoring and Steering Board (NEEAP MSB) was established by the Presidential Circular on December 7, 2019 within the scope of the NEEAP. It met twice in 2020 and decided the establishment of three working groups with the participation of relevant stakeholders in its second Meeting in September 2020 for period of 12 months. The working groups will submit their works to the NEEAP MSB after completion. These working groups are: Impact Analysis for Thermal Insulation in Existing Buildings and Development of a Support Mechanism Proposal, Development of a National Energy Efficiency Financing Mechanism Proposal and Determination of Technical and Economic Potential for the Establishment of Renewable Energy Systems at Airports and Ports, Economic Feasibility Study for Type Projects.

Monitoring and evaluation of NEEAP activities is performed in 6 month intervals by the responsible entities using their information, statistics, energy balance tables and ODEX analysis.

A legal obligation was introduced by a decree requiring public buildings to save at least 15% of their energy bill compared to the building’s calculated average consumption between 2000 and 2023.

With respect to the grant programs of MENR, in the EE Improvement Projects (EIP), support is provided to industrial establishments with an annual energy consumption of 500 toe or more to encourage energy efficiency investments for heat and electricity projects up to TL 1.5 million, corresponding to 30% of a maximum investment amount of TL 5 million. In the context of Voluntary Agreements (VA) industrial establishments that have an annual energy consumption of 500 toe or more, should apply to MENR to sign conditions and commitments to decrease their energy intensity at least 10% on average or more in the three year monitoring period and if the commitment is realized at the end of the 3-year period, a support amount of maximum TL 1 million, corresponding to the energy consumption value of the application year, will be provided. In addition, in the Fifth Regional Incentive, investments of industrial enterprises that save at least 15% energy, benefit from regional incentives such as VAT reduction, customs tax exemption, interest support given in the Fifth Region.

As of December 31, 2020 in the context of EIP, MENR have distributed TL35.87 million relating to 308 completed EE Improvement Projects with a total investment amount of TL148.31 million and generating energy savings of 71.761 toe/year and monetary savings of TL118.56 million.

As of December 31, 2020 Voluntary Agreement (VA) projects for 7 industrial enterprises have been completed and 5.2 million TL has been invested and 0.7 million TL has been provided in the form of grants by MENR. Energy savings from these agreements is 4,607 toe/year and the monetary savings are TL4.1 million.

As a new obligation; Thermal Plants having an installed power capacity of greater than or equal to 20 MW will conduct energy audits mandatorily for using their waste heat potential (in buildings for heating and cooling purposes and also in industry, agricultural production, aquaculturing, cold storage and fresh water production). For EE in public lighting, procedures and principles using LED luminaires in the General Lighting Facilities has been published and applications has been applied with respect to new facilities in 2021.

In 2018, Turkey adopted an article related to energy performance contracts (EPC), which allow energy efficiency implementations in public buildings and facilities through energy service companies, which article was added into the EE Law. Pursuant to this article, public buildings which have a total construction area of over 10,000 square meters or total annual energy consumption over 250 toe would contract to lower their energy consumption or expenditures through EPCs , not exceeding 15 years.

The Presidential Decree on the Procedures and Principles Regarding Energy Performance Contracts in the Public Sector numbered 2850 was published in the Official Gazette numbered 31220 dated as of August 21, 2020. The purpose of this Decree is to determine the procedures and principles regarding energy performance contracts to be concluded by public administrations within the scope of general government and other public institutions and organizations to reduce their energy consumption or energy costs.

In the scope of the Decree, as a result of given tasks to MENR; a Draft Communiqué and its appendixes such as; audit report format, technical specification and contract drafts and other related documents have been prepared as the annex of this communiqué. This communiqué and its annexes was sent to related public institutions such as the Public Tender Institution, Presidency Strategy and Budget Office, and the Ministry of Treasury and Finance, and was finalized and published in April 2021.

The second phase of the Turkey Sustainable Energy Financing Program (TurSEFF), for which the European Bank for Reconstruction and Development (EBRD)has provided a €400 million facility, is ongoing.

Within the scope of the Sustainable Cities Project-II, an agreement for a loan package amounting to €500 million was signed with the World Bank in 2019. The project targets such sectors as; water and wastewater services, public transport, solid waste management, energy efficiency and renewable energy, municipal social infrastructure and services, fire fighting services and pollution reduction through marine waste management, reduction of plastic waste and implementation of clean air compliance plans.

The Organized Power Markets

In Turkey, there are liberal spot and future markets that are operated by Energy Exchange Istanbul (EPİAŞ) namely. Day Ahead Market (DAM), Intra-Day Market (IDM), Power Future Market (PFM) and Renewable Energy Guarantees of Origin System (YEK-G) & Organized YEK-G Market.

Day Ahead Market (DAM):

The liberalization process of Turkey’s energy market started with the Electricity Market Law, which was aimed at creating an electricity market based on transparency, integrity, and competition; and integrated with other countries’ electricity markets.

The Day-Ahead Market brought to the Turkish electricity market of the option for the demand side to adjust its consumption based on price levels. Another important improvement introduced by the Day-Ahead Market is financial settlement on a daily basis and performance of daily clearing of payables/receivables due to commercial transactions the next day after commercial transactions date. The Day Ahead Market also marked the introducion of the collateral mechanism which provided insurance for receivables of electricity market and market participants against possible cash-flow problems, thus mitigating effects of cash-flow problems within the market.

Table 9. Annual Average Market Clearing Price (MPC) on DAM (TL/MWh)

Table 10. Annual Matching Quantity (TWh) on DAM

Table 11. Annual Trade Volume (Billion TL) on DAM

Intra-Day Market (IDM)

Efforts continue to ensure that the Turkish Electricity Market becomes more transparent and efficient; that it has strong financial grounds and that it has an integrated structure with the European Union Electricity Markets. The establishment of the Intraday Market for electricity in 2015 was intended to ensure that participants in the Turkish Electricity Market take a well-balanced and active responsibility in ensuring that these goals are met.

In addition to operational Day ahead, Ancillary Services and Balancing Markets, the Intraday Market gives participants the opportunity to engage in near-real-time trading and to balance their portfolios in the short term.

Table 12. Annual Weighted Average Price (WAP) on IDM

Table 13. Annual Matching Quantity (TWh) on IDM

Table 14. Annual Trade Volume (Billion TL) on IDM

Power Futures Market (PFM):

Power Futures Market was launched on June 1, 2021.

Electricity markets in Turkey operated within EPİAŞ are by definition spot markets due to the short maturities of transactions. The operated Day Ahead and Intra Day markets have been put into practice with domestic and national resources within EPİAŞ and offered to our energy sector. In Turkey, long-term electricity contracts that are subject to regulation and provide central counterparty services areoperated within BIST and only cash settlement is offered. In addition, long-term electricity contracts that are not regulated and do not provide central counterparty services are traded both in cash and physically in the over-the-counter (“OTC”) markets. After all the stakeholders came to an agreement that a need had arisen for a new market, with long-term, central counterparty service and physical delivery, the Power Futures Market (PFM), was designed and developed with national and domestic resources within EPİAŞ, and, since June 1, 2021, is open to participants in the sector. In the spot electricity markets, market participants can balance their portfolios and make optimization physically. In the Power Futures Market, market participants have the opportunity to hedge against price risk and to see price prospects for the future (price discovery). Therefore, spot and Power Futures Markets respond to different needs of market participants and they complement each other in this respect. Forward transactions can be made in organized markets as well as in OTC markets through bilateral agreements. There is counterparty risk in transactions made in OTC markets and the price discovery function for the future is not realized since details of OTC transactions are not regularly published. With the emergence of sound price expectations for the future, feasibility studies for electricity and electricity-based investments will become easier, and an atmosphere of trust will be ensured for new investments.

Renewable Energy Guarantees of Origin System (YEK-G) & Organized YEK-G Market:

Organized YEK-G Market is a market organized and operated by EPİAŞ where YEK-G certificates are traded among market participants. It launched on June 21, 2021.

In the organized YEK-G market, contracts that obligate buyers and sellers to receive or deliver YEK-G certificates at the matched price for the matched amount of YEK-G certificates are processed by the Market Operator in line with the continuous trading model. Market participants can place buying and/or selling offers on the contracts that are open during the session.

During the market process, the maximum and minimum price is determined by EPİAŞ and market transaction collateral is obtained against the financial risks that may arise regarding the invoice payments due from transactions entered into by market participants. Market participants shall trade in the Organized YEK-G Market as much as at the amount of transaction collateral in the current market.

Electricity Interconnections

Turkey has the following existing interconnections with neighboring countries, and import/export figures are as follows:

•

Azerbaijan/Nakhchivan: There is one 154 kV interconnection line between Babek (Nakhchivan) and Igdir, Turkey. Imports from this connection line were discontinued on May 31, 2014. In 2016, 2017, 2018, 2019, and 2020 no imports were realized.

•

Iran: There is one operating interconnection line, which is a 400 kV line between Khoy, Iran and Başkale, Turkey. 2,646,048,000 kWh of energy was imported from Iran to Turkey from January 1, 2015 to December 31, 2017. In 2018, 2019 and 2020 no imports were realized. Another interconnection line, 154 kV Doğu Beyazıt (Turkey) -Bazargan (Iran) interconnection line is not in use.

•

Georgia: Two interconnection lines exist between Turkey and Georgia. The first one is 220 kV Hopa-Batum interconnection line which is operated only in emergency situations since 2014. The second interconnection line is 400 kV interconnection line between Borçka, Turkey and Akhaltsikhe, Georgia, with a DC back-to-back station in Akhaltsikhe completed in 2013 and operated since July 2014. 2,826,127,539 kWh of energy was imported from Georgia to Turkey via the Borçka-Akhaltsikhe interconnection line from July 1, 2016 to December 31, 2020. 314,962,154 kWh of energy was exported from Turkey to Georgia via Borçka-Akhaltsikhe interconnection line in 2020.

•

Iraq: There is a 400 kV interconnection line between Cizre (in Turkey) and Zakho, Iraq. Electrical energy is exported to Iraq, via Cizre-Zakho Interconnection Line. As of the end of 2019, installation of a second 400 kV interconnection line between Cizre, Turkey to Mosul, Iraq, is underway and the portion of the line within Turkish borders is 41 kilometers long. Cizre-Border section has been completed and the Mosul-Border section is expected to be completed.

•

Syria: There are three interconnection lines between Syria and Turkey. 400 kV Bilecik-Halep interconnection line is not in use. The 66 kV Reyhanlı-Afrin and 66 kV Reyhanlı-İdlib interconnection lines are operated within the scope of humanitarian aid. In 2020, 1,583,619 kWh energy was exported from Turkey to Syria via the Reyhanlı-Afrin line.

•

Bulgaria: There are two 400 kV separate interconnection lines between Hamitabat (Turkey) and Maritsa East 3 (Bulgaria), and each of them currently operate in synchronous parallel mode with the ENTSO-E Continental Europe Synchronous Area (CESA). 930,533,000 kWh of energy was imported from Bulgaria to Turkey and 979,763,000 kWh of energy was exported from Turkey to Bulgaria through the Hamitabat-Marista East interconnection line in connection with synchronous parallel operation between the Turkish power system and ENTSO-E CESA in 2020.

•

Greece: There is a 400 kV interconnection line between Babaeski, Turkey and Nea Santa, Greece, which is currently operating in synchronous parallel mode with the ENTSO-E CESA. 208,034,000 kWh of energy was imported from Greece to Turkey and 595,799,000 kWh of energy was exported from Turkey to Greece through the Babaeski- Nea Santa interconnection line in connection with synchronous parallel operation between the Turkish power system and ENTSO-E CESA in 2020.

EMRA issued the By-law on Electricity Market Import and Export, published in the Official Gazette dated May 17, 2014 (No. 29003), in order to identify rules and exceptions governing the export and import of electricity through interconnections between the national grid and transmission grids of neighboring countries and to determine methods and principles of capacity allocation in international interconnections. This regulation was amended and published in the Official Gazette dated April 24, 2021 (No. 31464). The amendments mainly cover new rules on the construction of new lines (mainly on distribution) constructed by users.

Trial synchronous parallel operation of the Turkish Power System with the ENTSO-E Continental Europe Synchronous Area (“CESA”) began on September 18, 2010. After the positive results of trial parallel operation, ENTSO-E decided in favor of the permanent synchronous operation of Turkish power system with the Continental Europe system in April 2014. Following the fulfilment of the standards/obligations set down in the ENTSO-E Operation Handbook by TEİAŞ, the Long Term Agreement was signed in April 2015, which is a requirement of the ENTSO-E Articles of Association for permanent operation and will make the standards and obligations binding for TEİAŞ. TEİAŞ, therefore, became an integral part of European network. Studies for the revision of the existing Long Term Agreement between TEİAŞ and ENTSO-E within the framework of the Synchronous Area Framework Agreement also continued in 2020.

On December 10, 2015, ENTSO-E approved TEİAŞ’s application to be an observer and an Observer-ship Agreement was signed between TEİAŞ and ENTSO-E on January 14, 2016. Observer Membership agreement has a duration of 3 years, in this regard TEİAŞ has applied ENTSO-E for the renewal of the Observer Membership status for more 3 years.

Crude oil and natural gas pipelines and pipeline projects

Pipelines in Operation

The Russia-Turkey Natural Gas Pipeline (West Line) spans Ukraine, Romania, and Bulgaria, enters Turkey at the Malkoçlar border point and passes through Hamitabat, Ambarlı, İstanbul, İzmit, Bursa and Eskişehir before reaching Ankara. The pipeline is 845 km long. Upon the commissioning of the TurkStream Project, the Russian gas flow to Turkey through West Line has been diverted to the TurkStream.

The Eastern Anatolian Natural Gas Main Transmission Line (between Iran and Turkey) is approximately 1,491 km long and supplies approximately 10 billion cubic meters of natural gas.

The total length of the Blue Stream natural gas pipeline, which delivers natural gas to Turkey from the Russian Federation through the Black Sea, is 1,213 km, of which 396 km lies at the Black Sea offshore section.

The Baku-Tbilisi-Ceyhan Pipeline carries oil, primarily, from the Azeri-Chirag-Deepwater Gunashli field and condensate from Shah Deniz across Azerbaijan, Georgia, and Turkey. It links the Sangachal terminal on the shores of the Caspian Sea to the Ceyhan Haydar Aliyev Marine Terminal owned and operated by BOTAŞ on the Turkish Mediterranean coast. The pipeline also transports crude oil from Turkmenistan and Kazakhstan. The pipeline has a total length of 1,768 km, of which: 443 km sits in Azerbaijan, 249 km sits in Georgia, and 1,076 km sits in Turkey. BP operates the Azerbaijan and Georgia sections of the pipeline on behalf of its shareholders in BTC Co. while BOTAS International Limited, a wholly owned subsidiary of BOTAŞ, operates the Turkish section.

The Baku-Tblisi-Erzurum Pipeline, also known as the South Caucasus Pipeline, was built to export Shah Deniz gas from Azerbaijan to Georgia and Turkey. The pipeline starts from the Sangachal terminal near Baku. It follows the route of the Baku-Tbilisi-Ceyhan crude oil pipeline through Azerbaijan and Georgia to Turkey, where it is linked to the Turkish gas transmission system. The pipeline is 980 km long. The pipeline is expanded to accommodate additional gas from the second stage of the Shah Deniz (Shah Deniz Stage 2) development project to feed the TANAP Project.

The Intergovernmental Agreement on natural gas transportation from Turkey to Greece was signed on February 23, 2003. The total length of the related pipeline is approximately 300 km, of which 209 km is within the Turkish territories.

The Trans-Anatolian Natural Gas Pipeline Project (the “TANAP Project”), a pipeline carrying gas from Azerbaijan to Turkey and Europe, was fully functional as of November 26, 2019. First gas flow to Turkey after the commissioning of the connection to the domestic natural gas transmission system started on June 30, 2018, and flow to Europe started in 2020. TANAP is critical to meeting the natural gas demand of both Turkey and Europe. This pipeline is the first to take gas from the Caspian Sea and transmit it to Europe from the Caucasus. During the plateau period, 6 bcm of the total 16 bcm of gas to be taken from the Stage 2 of the Shah Deniz Offshore Gas Field is being used in Turkey and the remaining 10 bcm is being transmitted to Europe through TANAP. TANAP is designed as the backbone of the Southern Gas Corridor and will contribute to the diversification of natural gas sources for Turkey.

The TurkStream gas pipeline is a new gas pipeline system with an annual capacity of 31.5 bcm on two lines, each having capacity of 15.75 bcm per year. It runs from Russia through the Black Sea to a receiving terminal in Kıyıköy, the Thrace region in Turkey. From the receiving terminal, one of the two onshore pipelines connects to domestic natural gas transmission system at Lüleburgaz. The second pipeline extends to the Turkish-European border. Gas delivery to Turkey and Europe was initiated on January 1, 2020 and an opening ceremony was held in Istanbul on January 8, 2020 for the pipeline. Upon the commissioning of TurkStream, gas deliveries to Turkey through the West Line were diverted to TurkStream without any changes to the terms and conditions of existing contracts.

The following table presents Turkey’s energy supply (by resource) for the years indicated:

Table 15

		Coal		Oil		Gas		Hydro		Electricity		Other		Total Supply
	Years	mtoe(1)%		mtoe	%	mtoe	%	mtoe	%	mtoe	%	mtoe	%	mtoe	%
Production	2012	15.56	13.3%	2.45	2.09%	0.52	0.44%	4.98	4.24%			6.93	5.91%	30.44	25.95%
	2013	13.55	11.7%	2.52	2.17%	0.44	0.38%	5.11	4.39%			7.48	6.43%	29.11	25.02%
	2014	13.81	11.5%	2.58	2.14%	0.40	0.33%	3.50	2.90%			8.31	6.90%	28.59	23.73%
	2015	12.63	9.8%	2.64	2.05%	0.31	0.24%	5.77	4.47%			9.58	7.42%	30.94	23.96%
	2016	15.46	11.3%	2.70	1.98%	0.30	0.22%	5.78	4.24%			11.13	8.17%	35.37	25.97%
	2017	15.09	10.4%	2.68	1.85%	0.29	0.20%	5.01	3.45%			12.29	8.46%	35.35	24.33%
	2018	16.55	11.5%	2.99	2.08%	0.36	0.25%	5.16	3.59%			14.62	10.19%	39.68	27.62%
	2019	17.35	12.0%	3.14	2.17%	0.4	0.28%	7.64	5.3%			16.3	11.3%	44.82	31.08%
Import	2012	19.08	16.3%	40.93	34.89%	37.9	32.31%			0.50	0.43%	0.00	0.00%	98.40	83.88%
	2013	17.55	15.1%	40.61	34.91%	37.4	32.15%			0.64	0.55%	0.00	0.00%	96.14	82.66%
	2014	19.44	16.1%	41.62	34.54%	40.6	33.69%			0.68	0.57%	0.00	0.00%	102.38	84.96%
	2015	22.29	17.3%	49.95	38.68%	40.0	30.98%			0.61	0.48%	0.00	0.00%	112.80	87.35%
	2016	23.56	17.3%	50.77	37.27%	38.2	28.04%			0.54	0.40%	0.00	0.00%	113.12	83.03%
	2017	24.88	17.13%	53.72	36.97%	45.6	31.38%			0.24	0.16%	0.00		124.42	85.63%
	2018	24.48	17.03%	49.55	34.49	41.6	28.96%			0.21	0.14%	0.00		115.80	80.60%
	2019	24.27	16.83%	53.69	37.2%	37.30	25.87%			0.19	0 0.13%	0.0		115.45	80.06%
Export	2012	0.005	0.0042%	6.11	5.21%	0.50	0.43%			0.25	0.22%	0.00	0.00%	6.88	5.86%
	2013	0.008	0.0068%	4.54	3.90%	0.56	0.48%			0.11	0.09%	0.00	0.00%	5.22	4.48%
	2014	0.042	0.034%	5.45	4.52%	0.52	0.43%			0.23	0.19%	0.00	0.00%	6.25	5.18%
	2015	0.171	0.132%	7.16	5.54%	0.51	0.40%			0.27	0.21%	0.08	0.06%	8.12	6.29%
	2016	0.157	0.115%	6.41	4.71%	0.56	0.41%			0.12	0.09%	0.12	0.09%	7.25	5.32%
	2017	0.172	0.118%	6.88	4.73%	0.52	0.36%			0.28	0.20%	0.11	0.07%	7.85	5.40%
	2018	0.148	0.103%	5.09	3.54%	0.55	0.38%			0.27	0.19%	0.08	0.06%	6.07	4.23%
	2019	0.16	0.111%	9.73	6.75%	0.63	0.44%			0.24	0.17%			10.76	7.46%
Bunkers	2012	0.00		3.45	2.94%	0.00								3.45	2.94%
	2013	0.00		3.81	3.27%	0.00								3.81	3.28%
	2014	0.00		4.26	3.54%	0.00								4.26	3.54%
	2015	0.00		4.60	3.56%	0.00								4.60	3.56%
	2016	0.00		4.48	3.29%	0.00								4.48	3.29%
	2017	0.00		4.57	3.15%	0.00								4.57	3.15%
	2018	0.00		4.98	3.47%	0.00								4.98	3.47%
	2019			5.64	3.91%									5.64	3.91%
Stock Changes	2012	-0.36	0.31%	-0.28	-0.24%	-0.57	0.48%					0.00		-1.20	-1.03%
	2013	-0.67	0.58%	0.37	0.31%	0.40	0.34%					0.00		0.09	0.08%
	2014	0.30	0.25%	0.06	0.05%	-0.31	0.25%					0.00		0.04	0.03%
	2015	-0.15	0.12%	-1.62	-1.19%	-0.10	0.07%					-0.01		-1.88	-1.45%
	2016	-0.51	0.37%	-0.38	-0.28%	0.35	0.25%					0.00		-0.53	-0.39%
	2017	-0.34	0.23%	-0.68	-0.58%	-1.03	0.70%					0		-2.05	-1.41%
	2018	-0.019	0.013%	-0.56	-0.42%	-0.18	0.12%							-0.75	-0.52
	2019	0.46	0.319%	-0.19	-0.13%	0.059	0.04%							0.33	0.23%
Statistical Error	2012	-0.10	0.08%	0.29	0.25%	0.02	0.01%					0.00
	2013	0.18	0.15%	0.14	0.12%	0.08	0.06%					0.00
	2014	0.01	0.008%	-0.15	-0.12%	0.04	0.03%					0.00
	2015	0.31	0.24%	0.03	0.02%	0.15	0.11%					-0.03
	2016	0.19	0.14%	0.00		0.06	0.04%					0.00
	2017	0.003	0.002%	0.22	24.14%	0.07	0.04%					-0.001		0.28	0.19%
	2018	0.31	0.22%	0.36	0.25%	0.00								0,67	0.46%
	2019	0.8	0.55%	0.46	0.32%									1.26	0.88%

		Coal		Oil		Gas		Hydro		Electricity		Other		Total Supply
	Years	mtoe(1)%		mtoe	%	mtoe	%	mtoe	%	mtoe	%	mtoe	%	mtoe	%
Total Supply	2012	34.27	29.21%	33.54	28.6%	37.34	31.83%	4.98	4.2%	0.25	0.2%	6.93	5.91%	117.31	100.00%
	2013	30.42	26.15%	35.14	30.2%	37.63	32.35%	5.11	4.4%	0.53	0.5%	7.48	6.43%	116.31	100.00%
	2014	33.51	27.80%	34.54	28.7%	40.20	33.36%	3.50	2.9%	0.45	0.4%	8.31	6.89%	120.50	100.00%
	2015	34.59	26.75%	39.21	30.4%	39.56	30.64%	5.77	4.5%	0.34	0.3%	9.57	7.41%	129.14	100.00%
	2016	38.36	28.16%	42.20	31.0%	38.34	28.14%	5.78	4.2%	0.42	0.3%	11.13	8.17%	136.23	100.00%
	2017	39.46	27.15%	44.28	30.5%	44.32	30.50%	5.01	3.4%	-0.05	-0.03%	12.29	8.46%	145.305	100.00%
	2018	40.86	28.45%	41.91	29.17%	41.17	28.66%	5.16	3.6%	-0.06	-0.041	14.62	10.2%	143.666	100.00%
	2019	41.92	29.07%	41.27	28.62%	37.13	25.75%	7.64	5.3%	-0.05	-0.03%	16.30	11.3%	144.205	100.00%

(1)	Million Metric tons of oil equivalent. Calorific unit of energy is taken as 860 kcal/10 kWh
(2)	Includes coke and petrocoke
(3)	Includes marine bunkers.

Source: MENR

AGRICULTURE

While agriculture has historically been a very important sector in Turkey, the contribution of this sector to the country’s GDP and total employment has diminished in the past few years. Nevertheless, this sector is crucial to the Republic since the agricultural sector employs a significant portion of Turkey’s work force, generates most of the income and employment in rural areas, supplies products to many other sectors, and contributes significantly to total exports of the country.

The strategic objectives of the Republic’s agricultural policies are to develop a globally competitive and environmentally-friendly agricultural sector, providing sufficient and balanced nutrition to Turkish people. Particular emphasis is given to research and development, innovation, productivity growth, improvement and strengthening of the food safety infrastructure and increased efficiency of water use in agriculture.

In recent years, support schemes that contribute to productivity have been given special importance. Premium payments, area-based supports and animal husbandry supports are among the major schemes in the support program. In 2020, those major support schemes have accounted for 26.6%, 24.1%, and 31.2% of the total support budget, respectively. The distribution of premium payments, area-based supports, and animal husbandry supports for the year 2021are estimated to constitute 26.9%, 23.6%, and 28.6% of the total support budget, respectively.

Agricultural value added increased by 3.7% in 2019, and by 4.8% in 2020.

Although agricultural production in Turkey is generally less efficient than elsewhere in Europe, Turkey is mostly self-sufficient in many crops. Turkey is a net exporter country in terms of agricultural raw and processed products trade in the world market. Moreover, there have been significant improvements in the quality and productivity of some crops in recent years, such as most cereals and sunflower seeds.

The following table presents Turkey’s agricultural output (by crop) for the years indicated:

Table 16

Agricultural Output

	Annual (in thousands of tons)					Percentage Change (%)
	2016	2017	2018	2019	2020	2017/16	2018/17	2019/18	2020/19
Cereal
Wheat	20,600	21,500	20,000	19,000	20,500	4.4	-7.0	-5.0	7.9
Barley	6,700	7,100	7,000	7,600	8,300	6.0	-1.4	8.6	9.2
Maize	6,400	5,900	5,700	6,000	6,500	-7.8	-3.4	5.3	8.3
Pulses
Lentils (red)	345	400	310	310	328	15.9	-22.5	0	5.8
Chick Peas	455	470	630	630	630	3.3	34.0	0	0
Dry Beans	235	239	220	225	280	1.7	-7.9	2.3	24.4

Industrial Crops
Sugar Beet	19,593	21,149	17,436	18,085	23,025	7.9	-17.5	3.7	27.3
Cotton (raw)	2,100	2,450	2,570	2,200	1,773	16.7	4.9	-14.4	19.4
Tobacco	74	94	75	70	77	27	-20.2	-6.7	10.0
Oil Seeds
Sunflower	1,671	1,964	1,950	2,100	2,067	17.5	-0.7	7.7	-1.6
Soybeans	165	140	140	150	155	-15.2	0.0	7.1	3.3
Rapeseed	125	60	125	180	122	-52.0	108.3	44.0	-32.2
Groundnut	164	165	174	169	216	0.6	5.5	-2.9	27.8
Tuber Crops
Potatoes	4,750	4,800	4,550	4,980	5,200	1.1	-5.2	9.5	4.4
Dry Onions	2,120	2,176	1,931	2,200	2,280	2.6	-11.3	13.9	3.6
Fruit Bearing Vegetables
Watermelons and Melons	5,783	5,825	5,780	5,648	5,216	0.7	-0.7	-2.3	-7.6
Tomatoes	12,600	12,750	12,150	12,842	13,204	1.2	-0.5	5.7	2.8
Fruits and Nuts
Grapes	4,000	4,200	3,933	4,100	4,209	5.0	-6.4	4.2	2.7
Figs	305	306	307	310	320	0.3	0.3	1.0	3.2
Citrus Fruits	4,293	4,770	4,902	4,301	4,348	11.1	2.8	-12.3	1.1
Hazelnuts	420	675	515	776	665	60.7	-23.7	50.7	-14.3
Apples	2,926	3,032	3,626	3,619	4,300	3.6	19.6	0	18.8
Olives	1,730	2,100	1,500	1,525	1,317	21.4	-28.6	1.7	-13.6
Tea	1,350	1,300	1,480	1,450	1,418	-3.7	13.8	-2.0	-2.2
Value Added in Agriculture (chained volume, in billions of Turkish Lira)	101,400	106,383	108,409	111,934	117,949	4.9	1.9	3.3	5.4

Source: TURKSTAT

SERVICES

The services sector is composed of a wide range of activities including construction, wholesale and retail trade, tourism, transport, communications, finance and commerce, health, education, and social services. Due to unfavorable economic conditions in 2016, services sectors’ growth rate slowed down to 3.5% and accounted for 62.5% of GDP. In 2017, the services sector accounted for 62% of GDP, while its value added rose by 7.8%. In 2018, the services sector growth rate slowed down to 4.1% and its share of GDP fell to 61.6%. In 2019, the deepening economic slowdown impacted the services sector, and the sector’s growth rate declined to 1.4%, while its share of GDP fell to 61.9%. In 2020, the services sector was the most negatively-impacted sector due to the effects of the COVID-19 pandemic and related lockdown measures. The services sector recorded zero growth over the course of the year, while its share in GDP declined to 60%.

Tourism

Tourism has become a major growth sector in Turkey’s economy, has contributed significantly to foreign exchange earnings, and has generated demand for other activities including transportation and construction. Government policy has been to support and promote growth in the tourism sector by expediting improvements in infrastructure and by facilitating both foreign and domestic private investment.

In 2016, the tourism sector had witnessed a sharp fall and the number of foreign people visiting Turkey decreased by 30.1% to 25.4 million and tourism revenues decreased by 29.7% to US $22.1 billion. Since then, the sector had continued to grow and a record number of people visited Turkey in 2019. The number of foreign visitors increased by 27.8%, 21.8% and 14.1% in 2017, 2018 and 2019, respectively, while tourism revenues increased by 18.9%, 12.3% and 17%, respectively, in that period. The number of foreign people visiting Turkey jumped to 45.1 million, which generated US $34.5 billion in revenue in 2019. However, in 2020, which was the worst year on record for tourism sector due to COVID-19 pandemic, included an unprecedented drop of 71.7% in foreign visitor arrivals to Turkey and a 65.1% decrease in tourism receipts.

The following table presents overall foreign visitor arrivals, receipts and the percentage change in receipts for the years indicated:

Table 17

Year	Total Foreign Visitor Arrivals (in thousands)	Total Receipts (in millions of U.S. dollars)	Percentage Increase in Total Receipts (%)
2016	25,352	22,107	-29.7
2017	32,410	26,284	18.9
2018	39,488	29,513	12.3
2019	45,058	34,520	17.0
2020	12,734	12,059	-65.1

Sources: TURKSTAT, Ministry of Culture and Tourism

Trade, Transport, Accommodation and Information and Communication Technologies

In 2016, the trade, transport and accommodation sector grew by 0.8% and accounted for 21.5% of GDP. In 2017, the sector grew by 11% and its share of GDP increased to 22.3%. In 2018 and 2019, the sector’s grew at rates of 5.3% and 1.4%, while its share of GDP was 23.4% and 24% in these two years, respectively.

In 2016, the information and communication technologies sector grew by 5.9%, and its share of GDP was 2.4% in that year. In 2017, the sector’s growth rate was 13.2% and its share of GDP was 2.5%. The information and communication technologies sector grew by 5% in 2018, and its share in GDP was 2.5%. In 2019 the sector’s growth rate was 2.2% and its share of GDP remained 2.5%.

In 2016, 2017 and in 2018, the wholesale and retail trade sector grew by 2.5%, 10.9% and 3.2%, respectively its share in GDP accounted for 11.4%, 11.9% and 12.1% respectively, in these years. In 2019, the wholesale and retail trade sector grew by 1.2% and accounted for 12.3% of GDP.

Since its liberalization in 2004, the telecommunications sector has experienced rapid growth. In 2016, 2017, 2018 and 2019 the value of the telecommunications market was U.S.$14.9 billion, U.S.$14.0 billion, U.S.$12.2 billion and U.S.$11.7 billion, respectively. The growth rate in the sector for the same years, in Turkish Lira terms, was 14.3%, 13.1%, 15.4% and 13% respectively, and the contraction in U.S. Dollar terms is the result of depreciation of the Turkish Lira. A total of 838 authorizations have been granted to 461 telecommunications operators as of June 24, 2020.

Mobile subscription penetration is 97.2% and fixed line telephone use increased to 13.9% as of the end of 2019. As of the end of 2019, total broadband penetration is 92.1% and mobile broadband use reached 75%. 4G mobile broadband services were introduced in April 2016 and 3 telecommunication operators provide these services. As of December 31, 2019 the number of active 4G users reached 46.5 million.

In each of 2016, 2017, 2018 and 2019 the growth rate in the transportation sector was .1%, 10.4%, 3.5% and 1.3% respectively, and the sector’s share of the GDP was 7.9%, 8.1%, 8.4% and 8.6%, respectively.

Construction

The construction sector’s value added grew by 5.4% in 2016 and 9% in 2017. Due to unfavorable economic conditions, the construction sector shrank by 2.1% in 2018, by 8.6% in 2019 and by 3.5% in 2020. The total contracting amounts in foreign markets in 2016, 2017, 2018, 2019 and 2020 were U.S.$14.9 billion, U.S.$16.8 billion, U.S.$22.8 billion, U.S.$19.3 billion and U.S.$15.2 billion, respectively. The decline in contracting amounts in foreign markets in recent years was primarily caused by political instability in host countries and worldwide economic fluctuations.

EMPLOYMENT AND WAGES

The total civilian labor force in Turkey was 30,873 thousand people in 2020. Turkey has a large pool of unskilled and semi-skilled workers. Turnover in the labor force has been high in certain industries, particularly in those that are labor-intensive. Excluding the extraordinary negative impact of Covid-19 on labor force participation in 2020, during the period from 2014 to the end of 2019, the total labor force increased at an average annual rate of approximately 2.5%. In addition, according to the latest monthly data, labor force and employment exceeded pre-pandemic levels thanks to the Republic’s effective health and economic measures.

Total civilian employment was 26,812 thousand in 2020, of whom approximately 17.6% were employed in agriculture, 20.5% in industry and 61.9% in services (including construction).

There were 4,791,506 public sector workers at the end of 2020. The rate of unemployment was 13.2% in 2020. The following table sets forth information with respect to the labor force and employment in Turkey for the dates indicated:

Table 18

Employment (in thousands)	2016	2017	2018	2019	2020
Civilian labor force	30,535	31,643	32,274	32,549	30,873
Civilian Employment	27,205	28,189	28,738	28,080	26,812
Agriculture	5,305	5,464	5,297	5,097	4,716
Industry	5,296	5,383	5,674	5,561	5,497
Services	16,604	17,341	17,766	17,422	16,598
Unemployed	3,330	3,454	3,537	4,469	4,061
Unemployment rate (%)	10.9	10.9	11.0	13.7	13.2

Source: TURKSTAT

The following table sets forth information on the employment rate with respect to age and gender in Turkey for the dates indicated:

Table 19

	Employment Rate (%)			Youth* Employment Rate (%)
Year	Male	Female	Total	Male	Female	Total
2016	65.1	28.0	46.3	44.8	23.2	34.1
2017	65.6	28.9	47.1	45.4	23.0	34.3
2018	65.7	29.4	47.4	46.4	23.4	35.0
2019	63.1	28.7	45.7	43.4	22.6	33.1
2020	59.8	26.3	42.8	38.8	19.2	29.2

(*)	Young people in the 15-24 age group

Source: TURKSTAT

The collective bargaining system in Turkey covers workers in the public and private sectors. The public sector includes employees who are defined under Union and Collective Bargaining Law No. 6356 and work for state – owned enterprises.

In 2016, labor costs in the public sector increased by 7.7% (3.3% in real terms), compared to 2015. Labor costs (including salaries and benefits) for civil servants increased by 14.3% (10.1% in real terms) in 2016.

In 2017, labor costs in the public sector increased by 19.4% (3.1% in real terms), compared to 2016. Labor costs (including salaries and benefits) for civil servants increased by 9.3% (-5.6% in real terms) in 2017.

In 2018, labor costs in the public sector increased by 11.2% (-12.5 % in real terms), compared to 2017. Labor costs (including salaries and benefits) for civil servants increased by 15.2% (-9.3% in real terms) in 2018.

In 2019, labor costs in the public sector increased by 15.5% (-2.1 % in real terms), compared to 2018. Labor costs (including salaries and benefits) for civil servants increased by 18.8% (0.6% in real terms) in 2019.

In 2020, labor costs in the public sector increased by 15% (5.1% in real terms), compared to 2019. Labor costs (including salaries and benefits) for civil servants increased by 11.9% (2% in real terms) in 2020.

The following table sets forth the real and nominal changes in costs of labor to public and private employers from the prior year for the public and private sectors and civil servants for the years indicated:

Table 20

Changes in Labor Costs (percentage change)

	Public Sector		Private Sector(2)		Civil Servants
Year	Nominal	Real (1)	Nominal	Real (1)	Nominal	Real (1)
2016	7.7	3.7	—	—	14.3	10.1
2017	19.4	3.1	—	—	9.3	-5.6
2018	11.2	-12.5	—	—	15.2	-9.3
2019	15.5	-2.1	—	—	18.8	0.6
2020	15	5.1	—	—	11.9	2

(1)	Deflated by the wholesale price index. Labor costs presented in this table include costs of employment in addition to wages.
(2)	Figures represent a selective sample of wages covered by the collective bargaining agreements between TİSK, the confederation of employer unions, and trade unions.

Sources: Turkish Confederation of Employer Associations, TURKSTAT, Ministry of Treasury and Finance

The salaries of civil servants increased by 6.9% in the first period of 2016 and 5% in the second period of 2016, 3% in the first period of 2017 and 6.92% in the second period of 2017, 5.69% in the first period of 2018 and 8.65% in the second period of 2018, 10.73% in the first period of 2019 and 6.02% in the second period of 2019, 5.49% in the first period of 2020 and 5.75% in the second period of 2020.

For 2016, the minimum wage for both private and public sector workers increased by 29.9% and was raised to TL 1,300. For 2017, the minimum wage for both private and public sector workers increased by 8.0% and was raised to TL 1,404. For 2018, the minimum wage for both private and public sector workers increased by 14.2% and was raised to TL 1,603. For 2019, the minimum wage for both private and public sector workers increased by 26% and was raised to TL 2,020. For 2020, the minimum wage for both private and public sector workers increased by 15% and was raised to TL 2,325.

As of the end of 2016, approximately 6.7 million workers were on minimum wage payroll in Turkey.

In 2019, 1,917,893 employees were members of a trade union (in public), compared to 1,195,102 employees at the beginning of 2013. The ratio of civil servants who were union members was 68% in 2019, compared to 67.3% in 2018.

New flexible working arrangements were legalized by Law Code 6715, amending Labor Code 4857, in May 2016. Now, private employment agencies (“PEAs”), permitted by the Turkish Employment Agency, can enter into temporary worker contracts with an employer and assign the PEA’s employee to the new employer. Remote teleworking was added on Labor Code 4857. Now, workers will be able to telecommute. Moreover, public work programs and on-the-job training programs, which were used as active labor market policies to improve the qualifications of the workforce and increase the employability of the unemployed, were legalized by Law Code 4904 in July 2003 and by Law Code 6645, amending Labor Code 4447, in April 2015, respectively.

Also in 2016, new regulations were passed allowing civil servants who recently gave birth to work half of their regular work hours for the first two months for the first birth, first four months for the second birth, and first 6 months for the third birth. Additionally, civil servants who recently gave birth or their spouses can work half of their regular work hours until the child reaches almost six years old. However, the financial and social benefits will be commensurate with the number of hours they would be working.

INFLATION

In 2016, inflation fell by 0.28 percentage points year-on-year to 8.53%, but remained above the uncertainty band. The breach of the uncertainty band around the inflation target was due largely to the Turkish Lira depreciation, tax adjustments (for tobacco, fuel, automobiles, etc.) and the increase in real unit wages. The minimum wage raise in early 2016 affected consumer prices through both cost and income channels, while the contribution of special consumption tax (“SCT”) adjustments for tobacco, alcoholic beverages, fuel and automobiles to inflation was well above historical averages. The depreciation in the Turkish Lira and high volatility in exchange rates affected inflation not only through first-round cost pressures but also through expectations channel and overall pricing behavior. A large part of Turkish Lira depreciation occurred in the last quarter of the year, limiting the impact of the cumulative exchange rate pass-through throughout the year. In fact, the annual core goods inflation remained on a downtrend until November. While the Turkish Lira depreciation accompanied by the SCT hike on fuel led to a sizeable increase in annual energy inflation, the hike in the contribution of alcoholic beverages and tobacco to inflation was more dramatic through 2016. On the other hand, weaker domestic demand and relatively low food inflation in 2016 compared to 2015 due to a significant decline in tourism, limited the headline inflation. Thanks to a benign consumer inflation outlook since February 2016, medium-term inflation expectations continued to improve until June before remaining flat in the third quarter. However, the sizeable Turkish Lira depreciation and rising inflation caused expectations to deteriorate in November and December. Meanwhile, throughout the year, annual producer price inflation followed a volatile course shaped by commodity prices and exchange rate developments and rose to 9.94% at the end of the year, leading to higher cost-side pressures.

In 2017, CPI inflation hit 11.92%, posting a significant rise (a 3.39 percentage point increase) compared to the 2016 year-end figure. The main driver of the increase was the significant depreciation in Turkish Lira, which stood at 22.0% against the exchange rate basket (average of Euro/TL and U.S. Dollar/TL) in year-averages. Core goods, particularly durable consumption goods, which are especially susceptible to exchange rate movements, experienced significant increases in prices in 2017. Additionally, rises in import prices, especially oil prices, induced further price hikes in imported goods including energy. Following the relatively low inflation in 2016 and elevated by the recovery in the tourism sector, the increase food prices significantly impacted the inflation rate in 2017. During this period, aggregate demand conditions also exerted some pressure on prices, as the economic activity remained strong. Services inflation posted a measured rise in 2017, which can be attributed, but not limited, to (i) food prices (through catering services), (ii) fuel prices (through transportation services), (iii) higher headline inflation (through backward indexation in some services such as rent and education), and (iv) exchange rate movements (particularly through maintenance and repair services). Meanwhile, inflation expectations deteriorated further this year, with medium-term expectations standing well above the target. Producer price inflation went up to 15.47% in 2017, reflecting largely the exchange rate and import price developments. Consequently, cost-push effects on consumer prices gained strength.

In 2018, annual consumer inflation stood at 20.3%, above the uncertainty band around the inflation target. The rapid and high depreciation of the Turkish Lira and the resulting deterioration in pricing behavior constituted the main factors causing inflation to overshoot the target in 2018, along with strong demand conditions in the first half of the year. The impact of the increase in Turkish Lira-denominated import prices was evident, particularly in core goods and energy prices. The core goods group, which is characterized by high and relatively rapid exchange rate pass-through, was among the main drivers of the rise in inflation. On the other hand, tax cuts in durable goods and partial appreciation in the Turkish Lira in the last months of the year curbed the inflation in core goods. Meanwhile, the sliding-scale tariff system in fuel and deceleration in international oil prices limited energy inflation despite increasing administered energy prices. Another major contribution to the rise in inflation came from food prices. Food inflation ended 2018 at a level above the headline consumer inflation with 25.11%, due to cost pressures, adverse supply conditions for some products. In 2018, annual inflation in the services group rose due to the depreciation of the Turkish Lira, backward indexation in pricing behavior, stronger cost pressures in sectors related to food and energy and demand-side effects driven by the robust course in tourism. Due to these factors, services inflation stood at 14.46% at the end of the year. Overall, the depreciation of the Turkish Lira and the deterioration in pricing behavior drove inflation above the target in 2018, while weakening economic activity in the second half of the year pulled inflation down to some extent. Finally, producer prices increased by 33.64% in 2018 and thus the producer prices based cost pressures on consumer inflation remained strong throughout the year.

In 2019, consumer inflation fell significantly, ending the year at 11.84%. Waning effects of the exchange rate, mild demand conditions, improvement in inflation expectations and favorable import prices contributed to the disinflation process. On the other hand, tax and administered price adjustments, as well as real unit labor costs, were the main factors limiting the decline of inflation. The underlying trend of inflation improved throughout the year and core indicators B and C receded to 10.76% and 9.81%, respectively, at the end of the year. In terms of major sub-indices, disinflation was primarily driven by core goods and food groups. The core goods group benefited mainly from the dissipating impact of exchange rate pass-through. Food inflation rose in response to adverse supply conditions in fresh fruits and vegetables in the first quarter and then trended downwards in the rest of the year. Services inflation remained relatively high and sticky before partly improving in the last quarter of 2019. Real unit labor costs, brisk tourism demand, and backward indexation behavior led services inflation to prices. The outlook for energy prices was led by the developments in administered prices. Despite the significant adjustments in electricity and natural gas prices in the second half of the year, base effect kept annual energy inflation at relatively low levels, 10.98% at the end of the year. The sliding scale system in fuel products that was implemented from time to time prevented excessive fluctuations in prices throughout the year. In the meantime, price hikes in tobacco products led by ad valorem and specific SCT regulations curbed disinflation. Finally, in line with the consumer inflation, the producer inflation substantially decreased from 33.6% to 7.4% at the end of the year.

In 2020, CPI inflation reached 14.60%, which was above the year-end target. While annual headline inflation remained almost flat around 12% over the first ten months of the year, the pandemic and the measures taken against it led to a different path, outcomes of which had an adverse effect on inflation and inflation expectations. In 2020, the main driver of consumer inflation were exchange rate developments. Higher cost pressures arising mostly from exchange rates and demand-side factors triggered by the strong credit impulse had an adverse effect on inflation expectations and the inflation outlook, particularly in the second half of the year. International commodity prices, excluding energy, gained momentum in the second half of the year and even exceeded pre-pandemic levels in the last quarter. The elevated cost pressure, which was aggravated by the exchange rate developments and disruptions in global supply chains, pushed producer prices higher and exerted pressure on consumer prices as an additional factor. On the other hand, the government introduced a number of measures to contain pandemic-related cost pressures. Short-time work allowance, which was aimed at preventing layoffs and reducing labor costs amid shorter working hours, temporary reductions in VAT rates in certain services sector groups, and the implementation of the sliding scale system in fuel products over the last quarter constitute the top of the list in this respect. Against this backdrop, annual inflation in services, where the effects of the lockdown and the change in consumer preferences were more visible, and in energy fell in 2020. Food group as well as the core goods group, excluding the clothing and footwear group that was adversely affected by the pandemic, registered substantial increases in their annual inflation. Particularly, annual inflation in durables, which are highly sensitive to exchange rate and credit developments, increased to 30.40%. Fresh fruit-vegetables, and items which are classified under other unprocessed food and have high import content were the leading factors in higher food inflation. In accordance with these developments, producer prices increased to 25.15% from a low base, keeping cost pressures on consumer prices elevated.

Table 21

Uncertainty Band around Target and Inflation Realizations

	Dec. 2016	Dec. 2017	Dec. 2018	Dec. 2019	Dec. 2020
Uncertainty Band (upper limit)	7.0	7.0	7.0	7.0	7.0
Uncertainty Band (lower limit)	3.0	3.0	3.0	3.0	3.0
Realization	8.5	11.9	20.3	11.8	14.6

Sources: TURKSTAT, CBRT

The following table presents the percentage changes in producer and consumer prices for the years indicated:

Table 22

Inflation (percentage change)

Year	Producer Price Index (%)	Consumer Price Index (%)
2016	9.9	8.5
2017	15.5	11.9
2018	33.6	20.3
2019	7.4	11.8
2020	25.2	14.6

Source: TURKSTAT

EDUCATION

The literacy rate among individuals aged 6 years and over increased from 96.5 % in 2016 to 97.4% in 2020. The literacy rates for men and women was 99.3% and 95.5% in 2020, respectively.

According to the Ministry of National Education statistics, the number of students (including open education students) in the educational year 2019-2020 was 25.8 million, of whom 6.3% were in pre-primary school, 20.5% were in primary school, 22.1% were in lower secondary school, 21.8% were in secondary school and 29.3% were in university.

ENVIRONMENT

The current National Development Plan of Turkey has placed sustainable development at its center with a focus on green growth. To protect and improve the quality of the environment, implement sustainable development principles, and internalize green growth approach, strategies and policies have been adopted and projects and programs on strengthening legislation and institutional structure have been implemented.

In July 2019, Turkey presented its second Voluntary National Review (VNR) report on the implementation of 2030 Agenda for Sustainable Development at the, High Level Political Forum on Sustainable Development (HLPF) under the auspices of the United Nations Economic and Social Council. This VNR Report assesses the progress between 2010-2018 with an emphasis on the period after the adoption of Agenda 2030. In the overall context of SDGs, Turkey has reached an advanced level in respect of policies, strategies and legislation, while there is room for improvement with regards to practices and projects. SDG 1: No poverty, SDG 3: Good health and well-being, SDG 6: Clean water and sanitation, SDG 7: Affordable and clean energy, SDG 9: Industry, innovation and infrastructure and SDG 11: Sustainable cities and communities stand out as the goals towards which significant progress has been achieved.

The second VNR report indicates that forestry areas increased from 21.2 million hectares in 2007, to 22.6 million hectares in 2018, as a result of reforestation efforts. While this increases carbon sequestration in the atmosphere, it also strengthens the resilience of ecosystems and improves climate adaptation. Furthermore, Turkey was one of the first countries which set Land Degradation Neutrality Targets.

Turkey’s greenhouse gas (GHG) emissions have increased, primarily due to economic and population growth, paired with a corresponding increase in energy demand and industrialization. Turkey’s total GHG emissions reached 506.1 million tons CO2 eq in 2019. As of the end of 2018, emissions were 6.1 ton CO2 eq/capita. Turkey signed the Paris Agreement on April 22, 2016, and undertakes “up to 21% reduction in GHG emissions from the Business as Usual (BAU) level by 2030” in its Intended Nationally Determined Contribution (INDC) submitted to UNFCCC. Turkey aims to realize this reduction target through measures to be taken and policies to be implemented in the energy, industrial processes, agriculture, land use and waste sectors.

Nearly the entire population has access to clean water and sanitation as a result of targeted investments. The ratio of municipal population who benefit from drinking and using water supplies is 98.0% as of 2018. 90.0% of the population benefited from sanitation systems in 2018. In the context of efficient management of water resources, master plans for 25 basins and river basin management plans for 11 basins have been completed.

Turkey is a party to most of the multilateral environmental agreements. Turkey is active in regional environmental initiatives such as the Mediterranean Technical Assistance Program, the Mediterranean Action Plan and the Black Sea Environment Program pursuant to which these countries will operate under the same agenda regarding environmental issues.

COMPETITION LAW

The Law on the Protection of Competition (Law No. 4054, the “Competition Act”) is the basic legislation which provides the framework for antitrust and merger control rules. The purpose of the Competition Act, which was adopted by the Grand National Assembly of Turkey on December 7, 1994, is to ensure the protection of competition by providing necessary supervision and regulations.

The Competition Act prohibits the following:

•

Agreements, concerted practices, decisions and practices of undertakings (or commercial entities), or associations of undertakings which have as their objective or effect, or likely effect, the prevention, distortion or restriction of competition directly or indirectly in a particular market for goods or services (for example, agreements involving price fixing, market sharing, et cetera);

•

Abuse, by one or more undertakings, of their dominant position in a market for goods and services within the whole or a part of the country on their own or through agreements with others or through concerted practices (for example preventing, directly or indirectly, another undertaking from entering into the commercial activity); and

•

Mergers or acquisitions of two or more undertakings that would result in a significant lessening of effective competition within a market for goods or services in the entirety or a portion of the country, particularly in the form of creating or strengthening a dominant position.

The Competition Act has been enforced by the Turkish Competition Authority (the “TCA”) since 1997, when the TCA was formed. The Competition Board is the decision-making body of the TCA and has the authority to adopt secondary legislation designed to assist in the implementation of the Competition Act, which is in line with the legislation of the European Union.

The TCA is a stand-alone entity and is granted administrative and financial autonomy. The TCA is a related body of the Ministry of Trade, but is independent in fulfilling its duties. The TCA is empowered to submit its opinions regarding draft legislation to relevant administrative and legislative bodies.

The Competition Board has the power to impose an administrative fine of up to 10% of the annual gross revenue of an applicable entity that violates the Competition Act. Moreover, an additional administrative fine of up to 5% of the fine referenced in the previous sentence is imposed on an firm’s/association of firm’s managers or employees who are determined to have had a decisive influence with respect to the violation. Firms or associations of firms or their managers and employees who apply for leniency with the TCA may not be fined or may have their fines reduced due to such application for leniency. The Competition Act also provides for turnover-based fines for certain procedural violations, such as failure to provide requested information; providing incomplete, false or misleading information; hindering or complicating on-the-spot inspections; executing unauthorized mergers or acquisitions, which are subject to review by the Competition Board, or failure to comply with the decisions of the Competition Board.

The Competition Act empowers the Competition Board to impose structural remedies (i.e., divestiture of certain assets) and behavioral remedies (i.e. elimination of certain conduct such as refusal to deal or amendments to certain provisions in agreements involving resale of goods by dealers) in the event the Competition Act is violated.

The following table presents a summary of the cases concluded by the TCA between 2016 and 2020:

Table 23

Year	Competition Infringement	Exemptions and Negative Clearance	Mergers and Acquisitions (including Privatizations)	TOTAL
2016	83	33	209	325
2017	80	32	184	296
2018	88	44	223	355
2019	69	35	208	312
2020	65	34	220	319
TOTAL	474	213	1202	1889

Source: TCA

In 2016, the following legislation was adopted:

•

Block Exemption Communiqué No. 2016/5 on Research and Development Agreements: This Communiqué determines the conditions for exempting in block the agreements made between the undertakings related to research and development from the application of the provisions of Article 4 of the Competition Act.

In 2017, the following legislation was adopted:

•

Communiqué No. 2017/2 Concerning the Mergers and Acquisitions Calling for the Authorization of the Competition Board: This Communiqué introduces amendments to Communiqué No. 2010/4 including: (i) abolishing the requirement that the Competition Board re-establish turnover thresholds every two years; (ii) deeming any merger or acquisition transactions between the same persons or parties or in the same relevant market by the same undertaking occurring within a three-year time period to be one single transaction; and (iii) creating conditions related to notice regarding transactions through serial purchases in stock exchanges.

•

Block Exemption Communiqué No. 2017/3 on Vertical Agreements in the Motor Vehicle Sector: This Communiqué establishes the conditions for granting block exemption to distribution agreements in the motor vehicle sector. Communiqué No. 2017/3 replaces the former Block Exemption Communiqué No. 2005/4 and introduces changes in (i) general block exemption conditions, (ii) non-compete obligations and multi-branding, and (iii) market share thresholds.

•

Guidelines Explaining the Block Exemption Communiqué on Vertical Agreements in the Motor Vehicle Sector: The Guidelines explain factors relating to implementation of Communiqué No. 2017/3, minimizing the uncertainties that may arise in the interpretation of the Communiqué.

In 2018, the following legislation was adopted:

•	Amendments to the Guidelines on Vertical Agreements: These guidelines were amended in order to provide further guidance on (i) online sales and (ii) most favored customer clauses (MFCs).

•

Guidelines on Cases Considered as a Merger or an Acquisition and the Concept of Control: As noted above, Communiqué No. 2017/2 Concerning the Mergers and Acquisitions Calling for the Authorization of the Competition Board introduced amendments to Communiqué No. 2010/4. Consequently, the Guidelines were updated accordingly to explain that transactions between the same persons or parties or in the same relevant market by the same undertaking in a period of 3 years are considered as a single transaction with respect to the calculation of turnover of the parties.

•

Guidelines on Undertaking Concerned, Turnover and Ancillary Restraints in Mergers and Acquisitions: The above mentioned amendment was also reflected in this guideline. It was clarified that in the case of taking control of an undertaking through security purchases from different sellers via serial transactions in the stock market, such transaction should be notified to the Board as soon as possible, and transactions can only be notified to the Board after its realization under certain conditions.

In 2019, no new regulation, communiqué or guideline was published by the TCA.

Turkish competition law is parallel to EU competition law and the implementation of competition policy in Turkey is one element of a much larger national initiative to advance beyond the Customs Union Agreement and achieve formal membership in the European Union. Regarding legislative alignment with the acquis in the field of competition rules and administrative capacity of the TCA, the Turkey 2019 Report prepared by the European Commission reiterates that Turkey’s legislative framework is broadly aligned with the acquis, enforcement capacity is adequate and implementation is effective overall. In addition to these comments, the Turkey 2019 Report also states that Turkey needs to harmonize its legislation with the acquis by introducing de minimis commitments and settlement procedures as well as certain amendments relating to merger controls.

Following these points of the European Commission in Turkey 2019 Report, in 2020 the legislation below was adopted:

•

On 16.06.2020, the Grand National Assembly of Turkey (TGNA) passed the Act No: 7246 amending the Act on the Protection of Competition No. 4054. It came into force on 24.06.2020 after it was published in the Official Gazette No: 31165.

The amendments to the Act aim at increasing the efficiency of the Competition Authority and application of the Law. This can be understood from the fact that the Bill includes the “commitment” and “settlement” procedures, it grants the Competition Board (the Board) the power of determining a safe harbour for agreements between undertakings that the Board considers to have non-appreciable effects on competition (de minimis), and it also introduces the “significant lessening of effective competition test” instead of the “dominance test” for mergers and acquisitions. In addition to these changes, the new amendment also grants the Board the power to set structural remedies .

The TCA actively participates in the meetings of the Organization for Economic Cooperation and Development, United Nations Conference on Trade and Development, and International Competition Network on a regular basis, presents written papers and oral presentations, and attends other meetings at the international level. In recent years, the TCA has signed Memorandums of Understanding with the competition agencies of Kyrgyzstan (2015), Georgia (2016), Tunisia (2017), Peru (2017), Kosovo (2018), Northern Macedonia (2018), Serbia (2018) and Albania (2018)  each in an aim to promote cooperation in the field of competition law and policy.

INTELLECTUAL PROPERTY

Turkish Copyright Law No. 5846 (as amended in 2014 by Law No. 6552, the “Copyright Law”) provides protection for scientific and literary works (including computer programs), musical works, works of fine art (including textile and fashion designs), cinematographic works, and derivations. Under the Copyright Law, an author has the exclusive right to perform or authorize or prohibit the use of his works which fall into one of the above-mentioned categories, including the rights of adaptation, reproduction, distribution, performance, presentation and communication to the public (which includes broadcasting, retransmission, and “making available” rights).

The Copyright Law has a 70-year term of protection for these economic rights and also recognizes moral rights, which include an author’s right to claim authorship of the work and to object to any distortion, mutilation, or other modification of their work that would be prejudicial to their honor or reputation. Performers, cinema and music producers, and broadcasting organizations have related rights according to Article 80 of the Copyright Law.

Within the provisions of the Copyright Law, copyright collecting societies carry out collective rights management activities relating to the exercise of economic rights on covered works and subject matters with related rights (including performances, cinema and music products, broadcasts), including determining the tariffs, making contracts, collecting revenues, and making distributions to right-holders.

Turkey signed the UNESCO Convention on the Protection and Promotion of the Diversity of Cultural Expressions 2005, and completed the internal ratification process by publishing Law No. 6892 on the ratification of the Convention in the Official Gazette No. 30167 of 27 August 2017. The Directorate General for Copyright of the Ministry of Culture and Tourism is designated as the National Contact of Turkey. Within the context of the Convention, the Directorate General for Copyright is carrying out studies in order to protect cultural diversity, strengthen coordination for development and support of cultural industries and to raise awareness.

The main task of the Turkish Patent and Trademark Office (“TURKPATENT”) is to perform registration pursuant to provisions of relevant acts of industrial property rights, which currently concerns patents and utility models, trademarks, industrial designs, topographies of layout-designs of integrated circuits and geographical indications. In addition, TURKPATENT acts as a mediator in the performance of license transactions, acts as an expert before the courts, guides technological transfers and submits such information for the benefit of the public, cooperates with national/international institutions, and ensures the implementation of agreements in the field of industrial property rights.

TURKPATENT has prepared three strategy documents in coordination with the relevant governmental and non-governmental institutions on Industrial Property Rights (“IPRs”). The new Design Strategy Paper and Action Plan document, which covers the period from 2018 to 2020, was adopted by the Higher Planning Council on June 18, 2018. The new IP Strategy Document for the period from 2019 to 2023 was drafted and submitted to the President’s Office for final approval as an obligation of the Presidency’s 100-Day Work Plan.

As a founding member of the World Trade Organization (“WTO”), Turkey adopted its contemporary national industrial property legislation in 1995. Turkey’s intellectual property legislation was reviewed successfully by the WTO Member States during the Trade Policy Review Mechanism of the WTO, amongst other obligations arising from the WTO Agreements, on March 15-17, 2016. Turkey’s intellectual property legislation was further updated and the new Turkish Industrial Property Code No: 6769, entered into force on January 10, 2017. The IP Code No: 6769 brought a number of substantial changes in the Turkish intellectual property system, including updates in administrative structure and capacity of TURKPATENT, which changed its previous title (Turkish Patent Institute) to the new “Turkish Patent and Trademark Office”.

In April 2016, Turkey’s application to become an International Search and Examination Authority (“ISEA”) for the patent applications through Patent Cooperation Treaty was approved by the Committee of World Intellectual Property Organization (“WIPO”), a specialized agency of United Nations. As of October 2016, TURKPATENT is officially an ISEA.

The TURKPATENT currently administers bilateral cooperation protocols with the Industrial Property Offices of the following countries: Albania, Azerbaijan, Austria, Brazil, Bulgaria, Czech Republic, People’s Republic of China, Denmark, Germany, Morocco, France, South Korea, Georgia, Islamic Republic of Iran, Spain, Sweden, Italy, Japan, Kirgizstan, Macedonia, Mongolia, Moldova, Pakistan, Romania, Russian Federation, Serbia, Syria, Tajikistan, Tunisia and Uzbekistan.

Table 24

Statistics Regarding Industrial Property Rights Applications	2016	2017	2018	2019	2020
Number of Patent Applications	16,778	19,283	18,504	19,916	18,705
Number of Utility Model Applications	3,534	3,320	2,770	2,971	3,627
Number of Trademark Applications	107,176	121,108	120,008	134,353	170,590
Number of Industrial Design Applications	8,840	9,009	9,202	10,346	11,306

Table 25

Statistics Regarding Industrial Property Rights Registrations/Grants	2016	2017	2018	2019	2020
Number of Patent Granted	11,074	12,424	13,882	13,720	13,017
Number of Utility Model Issued	2,441	2,088	335	690	1,179
Number of Trademarks Registered	97,085	85,573	105,996	83,409	98,782
Number of Industrial Designs Registered	9,364	9,890	8,521	39,889	10,076

Source: TURKPATENT

SOCIAL SECURITY SYSTEM

The defined benefit social security system in Turkey has been run by the Social Security Institution (the “SSI”) since 2006. The SSI is responsible for conducting all operations of the active/passive insured and their dependents regarding retirement and health services. In 2008, the social security system was amended by the Social Security and Universal Health Insurance Law (Law No. 5510).

The most important parameters of the social security system are provided in the table below.

Table 26

	Before the Reform	After the Reform (Law 5510)
Retirement Age (women/men)	58 / 60 (for new entries)	Gradual increase to 65 for both genders starting from 2036

Contribution Period • Workers • Others	7000 days 9000 days	7200 days 9000 days

Valorization of Contribution for Workers and Self-Employed Valorization of Contribution for Civil Servants	100% real GDP growth + 100% CPI Last Salary	30% real GDP growth + 100% CPI 30% real GDP growth + 100% CPI

Replacement Rate
• Civil servant • Others	50% + 1% for each year 3.5% for the first 10 years; 2% for the next 15 years; 1.5% for the remaining years	2% for each year

Source: UT

Total budgetary transfers from the central government to the SSI were 4.9% of GDP in 2020.

Table 27

Revenues and Expenditures of Social Security Institution (in billions of Turkish Lira)	2016	2017	2018	2019	2020
Revenues	256	289	369	424	473
Expenditures	277	313	385	464	540
Rev.—Exp.	-21	-24	-16	-40	-67
Budgetary Transfers (“BT”)	108	128	151	197	249
BT as % of GDP	4.1%	4.1%	4.0%	4.6%	4.9%

Source: Social Security Institution

The goals of pension reforms are eliminating the gap among insured in terms of services and gradually eliminating the deficit of the social security system.

The goals of the reform in health services are implementation of Universal Health Insurance which covers the entire population, countrywide implementation of family medicine and easier access to all health care services by the insured.

The mandatory unemployment insurance system was introduced in 1999. The Turkish Employment Agency (ISKUR) is responsible for all transactions and services related to unemployment insurance. Contribution rates for unemployment insurance are 2% for the employer, 1% for the employee and 1% for the State based on the employee’s gross salary. As of December 31, 2020, the total asset value of the Unemployment Insurance Fund was TL 103.2 billion.

Private Pension System

Law No. 4632 (Private Pension Savings and Investment System Law) (a) establishes the regulation and supervision of the private pension system which is complementary to the state social security system on the basis of voluntary participation and a fully-funded defined contribution, directing private pension savings to long term investments, (b) improves welfare level during retirement by providing a supplementary pension income, and (c) contributes to economic development by creating long-term resources for the economy and thereby increasing opportunities for employment. The Private Pension Savings and Investment System commenced on October 27, 2003.

Law No. 6327, effective on January 1, 2013, establishes a state match of 25% for the contributions made by the system participants, which is capped at 25% of the annual gross minimum wage for each participant. As a result of Law No. 6327, the number of new participants who have entered into the system has increased by approximately 3.8 million between 2013 and 2020.

“Automatic Enrollment” that is applied to workplace-based private pension schemes, commenced on January 1, 2017, and is based on Law No. 6740 amending the Private Pension Savings and Investment System Law No. 4632. Under Automatic Enrollment, employees are automatically enrolled in a private pension scheme by their employers using a certificate based upon the pension contract between the employer and the pension company, but have the discretion to opt out of the scheme at any time. The state matching required by Law No. 6327 also applies to Automatic Enrollment, with additional incentives of a welcoming bonus and an additional state match of 5% for the contributions of any employee who elects to receive his or her retirement benefit as an at least ten-year period annuity product.

As of the end of 2020, in the individual-voluntary pension system, there were 16 pension companies, 6,900,564 participants, and 8,277,194 active pension contracts. As of the end of 2020, there were 5,724,081 employees enrolled in the Automatic Enrollment program and 7,360,682 certificates. The total amount of funds held by these two systems was TL 148.4 billion (and TL 170.1 billion including state match contributions).

EXCHANGE RATES AND EXCHANGE POLICIES

Turkey adopted the floating exchange rate regime in 2001 and the Central Bank began to practice the inflation targeting regime in 2006. The Central Bank continued to implement the floating exchange rate regime along with the inflation targeting framework in 2013 through 2020.

The principles regarding foreign exchange transactions are set forth in the Decree No. 32 on the Protection of the Value of Turkish Currency. Pursuant to this Decree, foreign exchange (“FX”) shall be freely imported into and exported from the country, residents and non-residents may freely keep and transfer foreign exchange abroad through banks. Taking out foreign currency banknotes greater than €10,000 or its equivalent shall be made in accordance with the principles set forth by the Ministry of Treasury and Finance. The

Central Bank, banks and other establishments determined by the Ministry of Treasury and Finance shall conduct foreign exchange transactions specified by this Decree.

Additionally, to prevent the exposure of economic actors that do not have adequate foreign exchange income to exchange rate risk, a new regulatory framework for FX credit acquisition has been introduced. This regulation has become effective as of May 2, 2018. According to this regulation, companies with an outstanding FX loan balance below U.S.$15 million will be eligible for using FX loans limited with their total FX revenues of the last three consecutive fiscal years. Companies residing in Turkey with no foreign currency income may not use foreign currency loans, subject to a number of exceptions set forth in the Capital Movement Circular. The new regulation also bans FX-indexed loans. In addition, on November 6, 2018, a new regulation became effective regarding the procedures and principles regarding the repatriation of export proceeds. According to this regulation, the repatriation of such proceeds shall be finalized within 180 days from the date of dispatch of goods.

The CBRT will continue to implement a floating exchange rate regime. Under the current regime, the foreign exchange supply and demand are mainly determined by economic fundamentals, the monetary and fiscal policies implemented, international developments and expectations. The CBRT has no nominal or real exchange rate target. Nevertheless, if the exchange rate movements do not reflect the economic fundamentals and affect the price stability, the CBRT will take necessary measures to prevent excessive volatility.

Following the tapering signal by the U.S. Federal Reserve Board in May 2013, most emerging countries’ risk premiums exhibited an upward trend until late 2013. Accompanied with domestic risk factors, the Turkish Lira lost value against major currencies (e.g. U.S. Dollar, Euro) beyond what peer emerging countries have experienced. To contain potential risks due to currency depreciation (e.g. a rise in inflation due to pass through), the CBRT implemented additional monetary tightening and conducted foreign exchange selling auctions. There were also increases in the upper limit of the interest rate corridor in mid-2013.

In the beginning of 2014, the CBRT delivered a front-loaded monetary tightening and simplified its operational framework. During the same time period, the CBRT provided FX liquidity to the market by direct currency intervention and daily FX sale auctions. Considering the developments in FX volatility, the limits on daily FX sales were revised several times which set the minimum amount between U.S.$10 million to U.S.$50 million. Further, the required portion of the FX requirements of energy-importing state economic enterprises (“SEEs”) was met directly by the Undersecretariat of the Treasury and the CBRT as of December 17, 2014.

In order to maintain balanced growth and capital inflows for the upcoming global monetary policy normalization, the CBRT changed the foreign exchange deposit rates that apply to banks borrowing from the CBRT within their borrowing limits through the FX Deposit Market. As of October 9, 2014, the rates for one-week maturity borrowings from the CBRT were reduced from 10.0% to 7.5% for the U.S. Dollar and from 10.0% to 6.5% for the Euro. Moreover, in consideration of the increase in banks’ balance sheets and in CBRT’s international reserves, the CBRT raised the banks’ transaction limits at the Foreign Exchange and Banknotes Markets from U.S.$10.8 billion to U.S.$21.62 billion as of December 10, 2014.

On August 18, 2015, the CBRT released a road map regarding policies to be implemented before and during the normalization of global monetary policies. Thus, adjustments were made in the policies regarding interest rate and Turkish Lira liquidity, foreign exchange liquidity and financial stability to be implemented before and during the normalization. Accordingly, measures were taken to enhance the flexibility of the foreign exchange liquidity policy and bolster core liabilities and long-term borrowing to support financial stability before and during the global monetary policy normalization.

In 2015, given the expected normalization in global monetary policies, the CBRT continued to lower the interest rates on FX deposits that banks can borrow from the CBRT within their borrowing limits in the FX Deposit Market. Throughout 2015, the CBRT lowered the 1-week FX deposit interest rate. By August 2015, rates had declined to 2.75% (down from 7.5% earlier in the year) for U.S. Dollars and 1.25% (down from 6.5% earlier in the year) for Euros. On September 1, 2015, in order to enhance the flexibility of the foreign exchange liquidity management, transaction limits for banks at the CBRT Foreign Exchange and Banknotes Markets were raised by approximately 130% to U.S.$50 billion. The arrangements served as a buffer for the banking sector to boost confidence in financial markets.

In 2016, development and investment banks’ borrower funds were included in the liabilities subject to reserve requirements. The CBRT did not hold any FX selling auctions after April 28, 2016.

To expand the utilization of the rediscount credit facility and increase the contribution of rediscount credits to the CBRT’s FX reserves, the CBRT increased the limit of rediscount credits from U.S.$17 billion to U.S.$20 billion on July 25, 2016. Rediscount credits added U.S.$15 billion in 2016 and U.S.$12.5 billion in 2017 to the Central Bank’s net international reserves.

On February 17, 2017, it was announced that repayments of rediscount credits for export and FX earning services lent before January 1, 2017 and due by May 31, 2017, could be made in Turkish Liras provided that they are paid at maturity. On November 6, 2017, the Central Bank determined that the repayments of rediscount credits for export and FX earning services due by February 1, 2018, could be made in Turkish Liras at an exchange rate of TL 3.70 for 1 U.S. Dollar, TL 4.30 for 1 Euro, and TL 4.80 for 1 GBP, provided that they are paid at maturity, and provided further that if the exchange rate on the date of the credit extension is higher than the aforementioned rates, the exchange rate on such date would be applicable.

On May 25, 2018, considering the developments in the market and high volatility in exchange rates, it was decided that the repayments of rediscount credits for export and FX earning services that were extended before May 25, 2018, which would be due by July 31, 2018, could be made in Turkish Lira at an exchange rate of 4.20 for U.S. Dollars, 4.90 for Euros, and 5.60 for GBP, provided that they were paid at maturity. In case the exchange rate on the date of credit extension is higher than these rates, the exchange rate on the date of credit extension would be applicable in credit repayment. Rediscount credits added U.S.$14.9 billion to the Central Bank’s international reserves in 2018.

During the course of 2019, several technical adjustments in export rediscount credits were made, but the limits, extension and repayment procedures remained unchanged. In 2019, export rediscount credits added U.S.$22.7 billion to the Central Bank’s international reserves.

In March 2020, in order to contain possible adverse effects of the global uncertainty led by the COVID-19 pandemic, the CBRT introduced the following measures regarding rediscount credits to mitigate the likely adverse impacts of recent global economic uncertainties and adversities in international trade on real sector firms:

•

The maturities for repayments of rediscount credits, which would be due from March 18, 2020 to June 30, 2020, could be extended by up to 90 days. As a result, U.S.$3,9 billion worth of rediscount credits’ repayments were postponed for up to 3 months.

•

An additional 12 months export commitment fulfillment time was offered for the rediscount credits whose export commitment had not been fulfilled yet and for the rediscount credits to be used from March 18, 2020 to June 30, 2020.

•

Effective from March 20, 2020, the maximum maturities for rediscount credits were extended to 240 days from 120 days for short-term credit utilization, and to 720 days for longer-term credit utilization.

•

To facilitate goods and services exporting firms’ access to finance and support sustainability of employment, Turkish lira-denominated rediscount credits for export and foreign exchange earning services with a maximum maturity of 360 days have temporarily been started to be extended. Total limit for Turkish lira rediscount credits was initially TL 60 billion and later, in June 2020, revised to TL 40 billion, the interest rate for these credits would initially be 150 basis points lower than the one-week repo rate, i.e. the CBRT’s policy rate.

In June 2020, in order to support highly efficient investments that reduce imports and boost exports, lower external dependency as well as reducing the current account deficit and support sustainable growth, advance loans against investment commitment with a total limit of TL 20 billion were started to be extended through development and investment banks to firms that hold Investment Incentive Certificates and that would make investments in selected sectors. Loans would be limited to TL 400 million per firm, and would be used with a maximum 10-year maturity and 150 basis points below the CBRT policy rate..

In August 2020, the maximum maturity for FX rediscount credits was lowered back to 360 days from 720 days. The interest rate for Turkish lira rediscount credits was changed to the CBRT’s policy rate and these credits started to be extended only to SMEs.

In December 2020, maximum maturity for FX rediscount credits was lowered to 240 days from 360 days, whereas credits utilized for the exports of high-tech industrial products, the exports to new markets and foreign exchange earning services were allowed a maximum maturity of 360 days. On December 31, 2020 the Turkish lira rediscount credit program was terminated.

In 2020, rediscount credits’ contribution to the CBRT’s international reserves amounted to U.S.$23.1 billion.

On January 17, 2017, the CBRT opened the Foreign Exchange Deposits against Turkish Lira Deposits market with the aim of enhancing flexibility and instrument diversity of the Lira and FX liquidity management. In 2017, the CBRT provided up to U.S.$6.25 billion of temporary FX liquidity through foreign exchange deposits against Turkish Lira deposits auctions.

In 2018, the CBRT continued to conduct Foreign Exchange Deposits against Turkish Lira Deposits auctions and with revisions made throughout the year, the auction amount was gradually reduced to U.S.$500 million from U.S.$1.5 billion, the highest level in 2018.

Further, on November 18 2017, the CBRT launched the Turkish Lira-settled forward foreign exchange sale auctions. The maximum outstanding volume of Turkish Lira-settled forward foreign exchange sale auctions reached U.S.$8.00 billion as of August 2018. Since December 31, 2018, the CBRT has not conducted any Turkish Lira-settled forward foreign exchange sale auction.

In 2018, in response to elevated exchange rate volatility and unhealthy price formations in the market, the CBRT expanded its instrument set and used these instruments optimally to ensure efficient functioning of the markets and to support the transmission mechanism. Accordingly, the CBRT started to make Turkish Lira-settled forward foreign exchange transactions with corporate and retail investors at the Derivatives Market (VIOP) operating under Borsa İstanbul (BIST). In 2018, the CBRT also continued to hold Turkish Lira-settled forward FX sale auctions.

On November 1, 2018, TL currency swap market was opened to enhance banks’ efficiency in TL and FX liquidity management. These transactions are conducted at one-week maturities via quotation method with banks and the maximum amount for these transactions is determined in line with market needs. The CBRT also conducts foreign exchange Turkish Lira swap transactions with maturities longer than one week in USD and euro in the organized swap market under the Borsa Istanbul. Considering rise in the amount of Turkish lira funding that banks demanded from CBRT, FX Deposits against TL Deposits actions were suspended in March 2019. On August 5, 2019, the CBRT decided that Turkish Lira currency swap transactions conducted via quotation method, would also be executed with one, three and six month maturities via traditional auction (multiple price) method. Although there had been limit changes before, the total outstanding swap transactions at the Turkish Lira currency swap market via quotation method increased from 20% to 30% of banks’ total transaction limits at the Foreign Exchange and Banknotes Markets on April 21, 2020. As of November 25, 2020, the transactions limits via the auction method were raised from 50% to 60% of banks’ total transaction limits at the Foreign Exchange and Banknotes Markets.

The existence of an efficient gold swap market is important for a well-functioning domestic gold market. In this context, Turkish Lira Gold Swap Market (for transactions on the buy side) and Foreign Exchange Gold Swap Market (for transactions on both the buy and sell sides) were introduced on May 7 and October 1, respectively in 2019. The CBRT continued to conduct TL Gold Swap Market and FX Gold Swap Market transactions in 2020, as well, to the inclusion of gold savings into the financial system. Due to the increased demand of domestic banks for gold swap transactions, the CBRT gradually raised the limits for gold swap operations; from 112 tons to 133.5 tons for the FX Gold Swap Market and from 112 tons to 119.5 tons for the TL Gold Swap Market. The CBRT also started to hold gold swap transactions conducted via the traditional (multi-price) auction method on April 24, 2020.

As a result of the significant rise in gold prices in global markets due to the economic uncertainties caused by the COVID-19 pandemic, residents’ gold demand increased in 2020. Hence, in order to meet local gold demand, banks used Gold Against Foreign Exchange Market at the CBRT extensively. Moreover, CBRT started to carry out location swap transactions and sell gold against FX at the BIST Precious Metals and Diamond Market on March 31 and September 25, respectively in 2020. Starting from October 2020, purchases of gold domestically produced from ore against Turkish Lira were suspended.

Regarding exchange rates, the following table displays the average rates of exchange of Turkish Lira per U.S. Dollar, Euro, and Japanese Yen and against the U.S. Dollar-Euro currency basket:

Table 28

Exchange Rates

Period Average Year	Turkish Lira per U.S. Dollar	Turkish Lira per Euro	Turkish Lira per 100 Japanese Yen	Turkish Lira per Currency Basket*
2016	3.02	3.34	2.77	3.18
2017	3.65	4.12	3.24	3.89
2018	4.81	5.66	4.34	5.24
2019	5.67	6.35	5.19	6.01
2020	7.01	8.03	6.56	7.52

*	The basket consisting of U.S.$0.5 and €0.5.

Source: CBRT

INTERNATIONAL LENDING

Between January 1, 2016 and December 31, 2020, Turkey received approximately U.S.$5.83 billion from the International Bank for Reconstruction and Development (“IBRD”). This IBRD package consists of development policy loans and investment loans.

The World Bank Group provides financing for private sector investments through the International Finance Corporation (“IFC”), and guarantees for non-commercial risks through the Multilateral Investment Guarantee Agency (“MIGA”). IFC and MIGA are members of the World Bank Group. Turkey received approximately U.S.$3.2 billion from IFC between Financial Years 2016 and 2020. MIGA’s guarantee gross exposure reached almost U.S.$2.7 billion in the same period.

A summary of the program and investment loans approved by IBRD between January 1, 2016, and December 31, 2020, are as follows:

Table 29

	Original Amount	U.S. Dollar Equivalent	Board Approval	Loan Agreement	Spread	Interest Rates*	Maturity Dates
Program Loans
Resilience, Inclusion and Growth DPL	€350,900,000	$400,000,000	August 29, 2017	September 11, 2017	Fixed	EURIBOR+0.55%	January 15, 2028
Investment Loans
Long Term Export Financing	$300,000,000	$300,000,000	July 26, 2016	October 24, 2016	Variable	LIBOR+0.71%	July 15, 2038
Geothermal Development Project	$250,000,000	$150,000,000	November 1, 2016	November 30, 2016	Variable	LIBOR+0.81%	September 15, 2044
		$100,000,000					August 15, 2041
Trans-Anatolian Natural Gas Pipeline Project	$400,000,000	$400,000,000	December 20, 2016	December 26, 2016	Fixed	LIBOR+1.30%	December 1, 2040
Sustainable Cities Project	€121,200,000	$132,768,000	December 20, 2016	December 26, 2016	Fixed	EURIBOR+1.40%	September 15, 2046

	Original Amount	U.S. Dollar Equivalent	Board Approval	Loan Agreement	Spread	Interest Rates*	Maturity Dates
Sustainable Cities Project – 2	€73,500,000	$91,540,000	April 12, 2018	May 16, 2018	Fixed	EURIBOR+1.25%	March 15, 2048
Gas Storage Expansion Project	$600,000,000	$600,000,000	May 22, 2018	June 11, 2018	Fixed	LIBOR+1.20%	November 15, 2040
Inclusive Access to Finance	$400,000,000	$400,000,000	May 22, 2018	June 7, 2018	Variable	LIBOR+0.87%	April 15, 2047
Irrigation Modernization Project	€222,300,000	$252,000,000	January 22, 2019	February 15, 2019	Fixed	EURIBOR+0.50%	July 15, 2029
Sustainable Cities Project 2 – Add. Finance	€500,000,000	$560,600,000	May 24, 2019	July 10, 2019	Fixed	EURIBOR+1.45%	May 15, 2049
Disaster Risk Management in Schools Project	€267,600,000	$300,000,000	June 20, 2019	August 8, 2019	Fixed	EURIBOR+0.70%	January 15, 2030
Turkey Energy Efficiency in Public Buildings	€135,900,000	$150,000,000	November 5, 2019	December 12, 2019	Fixed	EURIBOR+0.50%	January 15, 2030
Turkey Emergency COVID-19 Health Project	€91,400,000	$100,000,000	April 24, 2020	May 4, 2020	Fixed	EURIBOR+0.50%	July 15, 2030
Formal Employment Creation Project	€316,000,000	$347,350,000	March 31, 2020	June 1, 2020	Variable	EURIBOR+1.19%	March 15, 2045
Long Term Export Finance Guarantee	€190,000,000	$208,800,000	June 26, 2020	June 26, 2020	Fixed	EURIBOR+2.85%	June 22, 2030
Safe Schooling and Distance Education Project	€143,800,000	$160,000,000	June 25, 2020	July 23, 2020	Fixed	EURIBOR+0.65%	July 15, 2030
Rail Logistics Improvement Project	€314,500,000	$350,000,000	June 30, 2020	July 24, 2020	Fixed	EURIBOR+0.65%	July 15, 2030
Emergency Firm Support Project-TKYB	$250,000,000	$250,000,000	August 28, 2020	September 09, 2020	Variable	LIBOR+1.20%	April 15, 2045
Emergency Firm Support Project-Vakıfbank	$250,000,000	$250,000,000	August 28, 2020	September 09, 2020	Fixed	LIBOR+1.40%	March 1, 2043
Renewable Energy Integration - Add. Finance	€289,500,000	$325,000,000	February 28, 2020	December 01, 2020	Variable	LIBOR+0.60%	November 15, 2033

*	For the variable spread loans, the spread rates are determined quarterly by the World Bank (https://treasury.worldbank.org/en/about/unit/treasury/ibrd-financial-products/lending-rates-and-fees#a).

A note purchase agreement between the IMF and the Central Bank of the Republic of Turkey became effective on October 17, 2013. Under this agreement, Turkey agreed to contribute up to U.S.$5 billion to the IMF, to be counted as part of its international reserves. On October 8, 2020, Turkey signed a new Note Purchase Agreement with a new amount of U.S.$2.15 billion, effective from January 2021.

An IMF staff mission made two separate visits to Turkey during 2016. The first visit occurred between January 20, 2016, and February 1, 2016, and the second visit occurred between October 19 and 31, 2016. The IMF staff visited to discuss recent economic developments and monetary and fiscal policies. The latest Article IV report, published in February 2017, noted the resilience of the Turkish economy in the face of increasing challenges, as well as the authorities’ efforts to avoid an excessive slowdown in the near-term and stressed vulnerabilities of the economy, including high inflation, external imbalances, and substantial reliance on external financing. The IMF welcomed the authorities’ steps to simplify the monetary policy framework. The IMF emphasized the need to advance on the policy reform agenda, with a view to increasing domestic savings, while welcoming the progress made to reform the voluntary pension system and raising potential growth.

During 2016, the IMF and World Bank staff mission visited Turkey three times for the 2016 FSAP update. In addition to the Financial System Stability Assessment and Financial Sector Assessment reports, which were the main documents that resulted from the 2016 FSAP update, detailed assessment reports on insurance and banking sectors and financial market infrastructures were produced. These reports were published on February 3, 2017. As part of the 2016 FSAP update, stability and soundness of the Turkish Financial System were examined in detail and potential risks and vulnerabilities were addressed. The report noted the progress made in the financial stability of the system, while raising concerns regarding dependence on external and foreign currency financing. The staff stated that the oversight and management of systemic risks has been strengthened since the previous FSAP. The staff also noted that the related authorities started to take necessary actions to address the identified potential weaknesses.

The IMF mission visited Turkey from May 4, 2017 to May 11, 2017 in preparation for the Article IV regular consultations.

An IMF staff mission visited Turkey from January 31, 2018 and February 13, 2018 in order to discuss recent economic developments and monetary and fiscal policies for 2018. On April 30, 2018, the staff report was published. The Article IV report underlined that the

Turkish economy had recorded a strong recovery and an impressive economic growth and job creation after the 2016 failed coup attempt. The report highlighted that the large fiscal stimulus, including increased public-private partnership activity, temporary tax breaks, continued minimum wage subsidies, employment incentive schemes and policy-driven credit impulse boosted consumption and investments throughout the year, brought strong economic recovery. The IMF welcomed the authorities’ steps towards the monetary tightening. The IMF also emphasized the need to contain the overall fiscal and quasi-fiscal stimulus.

From September 12, 2019 to September 23, 2019, the IMF mission visited Turkey to hold discussions for the 2019 Article IV regular consultation. On December 9, 2019, the Executive Board of the IMF concluded the Article IV consultation with Turkey and the staff report was published on December 26, 2019. In this report, improved economic growth performance thanks to policy stimulus and favorable market conditions following the sharp lira depreciation in late-2018 was underscored. The report noted the recovery in lira and a remarkable adjustment in the current account. However, the IMF also emphasized the need for reforms to address vulnerabilities, strengthen policy credibility and boost productivity to achieve strong and sustainability growth over the medium term.

The Islamic Development Bank Group (“IDBG”) has provided U.S.$12.3 billion in financing since its establishment. Turkey has ranked fourth in terms of cumulative approvals among IDBG members.

As one of the founding members, Turkey became a recipient country of the European Bank for Reconstruction and Development (“EBRD”) in 2008. Turkey holds the Director position permanently representing Turkey, Romania, Azerbaijan, Moldova and Kyrgyz Republic at the Board of Directors of EBRD. As of the end of 2020, EBRD has provided approximately €14.7 billion of financing for projects in Turkey, almost entirely in the private sector. The annual bank investment (signed operations) of EBRD in Turkey was €1.7 billion in 2020. Turkey has been one of the largest individual recipients on average between 2016-2020 at the EBRD. The EBRD leads Turkey’s operations under a separate managing director in two resident offices in Istanbul and Ankara. In 2020 Turkey signed the first sovereign loan agreement, in the amount of €130.0 million, with the EBRD within the scope of the COVID-19 pandemic.

Turkey is one of the founding members of the Black Sea Trade and Development Bank (“BSTDB”). As of May 31, 2021, Turkey represents the greatest share (20.1%) of the bank’s active portfolio in terms of signings. Cumulatively, the BSTDB approved €1.35 billion financing for 49 projects in Turkey.

Turkey signed a total of €1.5 billion worth of various financing agreements with the European Investment Bank from 2016 to 2018. Turkey has not secured any financing from the European Investment Bank since 2018.

Turkey is one of the founding members of the Council of Europe Development Bank (the “CEB”). Turkey signed three separate loan agreements totaling €350.0 million with the CEB for financing productive investment projects of micro, small and medium enterprises between 2016 and 2017. In addition to SME finance facilities, the CEB provided a Public Sector Program Loan in the amount of €200.0 million for supporting the Turkish health system to cope with the spread and consequences of Covid-19 in 2020.

In 2016, Turkey signed a loan agreement for a €250.0 million loan with the KreditanstaltfürWiederaufbau (“KfW”). On the other hand, in 2019, KfW provided on-lending financing in the amount of €58.6million to the Development and Investment Bank of Turkey for the “Municipal Infrastructure Investment Loan” and the “Solar Energy Project”.

Between 2016 and 2019, Turkey signed 2 public sector program loans totaling €300 million with the French Development Agency (“AfD”), with the aim of supporting Turkey’s ambitious program of afforestation and erosion control works.

Turkey is one of the founding members of the Asian Infrastructure Investment Bank (“AIIB”), established in January 2016. Turkey assumed the Director position representing Turkey, Pakistan, Azerbaijan, Georgia, Kyrgyz Republic and Brunei Darussalam at the Board of Directors of AIIB until the beginning of 2020. Turkey signed a total of U.S.$800 million, U.S.$200 million and U.S.$583 million worth of financing agreements with the AIIB in 2018, 2019 and 2020 respectively. Through the financing provided between 2018 and 2019 the AIIB mainly supported the energy sector in Turkey. In 2020 the AIIB provided financing i) to alleviate liquidity constraints faced by Turkish companies as a result of the COVID-19 pandemic and ii) to support the Government of Turkey in strengthening its healthcare emergency response against the COVID-19 pandemic.

FOREIGN TRADE AND BALANCE OF PAYMENTS

FOREIGN TRADE

In 2016, exports decreased by 3.3% to U.S.$149.2 billion and imports decreased by 2.5% to U.S.$202.2 billion. In 2017, exports increased by 8.5% to U.S.$164.5 billion and imports increased by 10.0% to U.S.$238.7 billion. In 2018, exports increased by 4.9% to U.S.$177.2 billion and imports decreased by 9.3% to U.S.$231.2 billion. In 2019, exports increased by 6.5% to U.S.$180.8 billion and imports increased by 5.0% to U.S.$210.3 billion. In 2020, exports decreased by 5.5% to U.S.$ 169.6 billion and imports increased by 9.6% to U.S.$219.5 billion.

The trade deficit and the current account deficit were U.S.$39.9 billion and U.S.$27.0 billion, in 2016. The trade deficit and the current account deficit were U.S.$58.5 billion and U.S.$40.8 billion, respectively, in 2017, and U.S.$40.7 billion and U.S.$21.7 billion, respectively, in 2018. The current account balance recorded a surplus in 2019. The trade deficit and the current account surplus were U.S.$16.7 billion and U.S.$6.7 billion, respectively, in 2019. The trade deficit and current account deficit were U.S.$37.8 billion and U.S$37.3 billion, respectively, in 2020.

The composition of exports has shifted substantially from agricultural products to industrial products. In 2016, textiles and clothing products decreased by 0.1% to U.S.$26.6 billion and exports of food products and beverages, rubber and plastic products, basic metals, machinery and equipment, electrical machinery and apparatus, motor vehicles and trailers, other transportation and furniture increased by 1.7% to U.S.$ 79.9 billion. In 2017, textiles and clothing products increased by 1.7% to U.S.$27.1 billion and exports of food products and beverages, rubber and plastic products, basic metals, machinery and equipment, electrical machinery and apparatus, motor vehicles and trailers, other transportation and furniture increased by 11.8% to U.S.$89.3 billion. In 2018, textiles and clothing products increased by 2.8% to U.S.$27.8 billion and exports of food products and beverages, rubber and plastic products, basic metals, machinery and equipment, electrical machinery and apparatus, motor vehicles and trailers, other transportation and furniture increased by 6.7% to U.S.$95.4 billion. In 2019, textiles and clothing products increased by 0.04% to U.S.$27.9 billion and exports of food products and beverages, rubber and plastic products, basic metals, machinery and equipment, electrical machinery and apparatus, motor vehicles and trailers, other transportation and furniture decreased by 1.3% to U.S.$94.1 billion. In 2020, textiles and clothing products decreased by 0.04% to U.S. 26.9 billion and exports of food products and beverages, rubber and plastic products, basic metals, machinery and equipment, electrical machinery and apparatus, motor vehicles and trailers, other transportation and furniture increased by 6 percent to US$100.1 billion.

Turkey’s principal trading partners have traditionally been EU member countries In 2016, EU member countries accounted for 40.2% of total exports and 37.2% of total imports. The largest total export market for Turkish products was Germany, which accounted for 10.2% of total exports in 2016. In 2017, EU member countries accounted for 41.3% of total exports and 34.3% of total imports. The largest total export market for Turkish products was Germany, which accounted for 9.9% of total exports in 2017. In 2018, EU member countries accounted for 43.7% of total exports and 33.3% of total imports. The largest total export market for Turkish products was Germany, which accounted for 9.2% of total exports in 2018. In 2019, EU member countries accounted for 42.4% of total exports and 32.3% of total imports. The largest total export market for Turkish products was Germany, which accounted for 9.2% of total exports in 2019. In 2020, EU member countries accounted for 41.3% of total exports and 33.4% of total imports. The largest total export market for Turkish products was Germany, which accounted for 9.4% of total exports in 2020.

The following table presents Turkey’s total imports, exports and terms of trade for the years indicated:

Table 30

Terms of Trade-Foreign Trade, Value, Volume

(in billions of U.S. dollars unless otherwise indicated)	2016	2017	2018	2019	2020
Exports f.o.b. (1)	149.2	164.5	177.2	180.8	169.6
Imports c.i.f. (2)	202.2	238.7	231.2	210.3	219.5
Consumption goods	30.0	30.8	25.4	21.2	24.1
Capital goods	36.0	33.4	30.1	26.1	31.8
Intermediate goods	135.8	173.7	174.8	162.5	163.0
Total Exports
Value	3.3	8.5	4.9	6.5	-5.5
Price	-4.3	1.6	2.7	-4.2	-0.8
Volume(3)	-0.7	5.2	1.8	-1.5	6.6
Total Imports(2)
Value	2.5	10.0	-9.3	-5.0	9.6
Price	-7.7	7.3	6.7	-4.3	-4.9
Volume(3)	5.4	9.6	-8.4	-3.6	-3.6
Terms of Trade	-0.3	1.4	-1.4	1.2	-2.0

(1)	Excluding transit trade and shuttle trade.
(2)	Excluding transit trade and non-monetary gold.
(3)	Volume changes are obtained by dividing value changes by price changes.

Source: TURKSTAT

The following table presents the composition of Turkey’s exports by sector of trade for the periods indicated:

Table 31

Exports (FOB)* by Sectors and Commodity

(in thousands of U.S. Dollars and percent changes)	2016	2017	2018	2019	2020	17/16	18/17	19/18	20/19
Total	149,246,999	164,494,619	177,168,756	180,832,722	169,644,527	10.22	7.70	2.07	-6.19
Agriculture, forestry and fishing	5,686,894	5,579,339	5,846,649	5,588,545	5,956,980	-1.89	4.79	-4.41	6.59
Crop and animal production hunting and related service activities	5,259,186	5,112,795	5,337,306	5,052,063	5,383,793	-2.78	4.39	-5.34	6.57
Forestry and logging	13,735	15,778	23,616	19,165	17,878	14.87	49.68	-18.85	-6.72
Fishing and aquaculture	413,973	450,767	485,727	517,317	555,310	8.89	7.76	6.50	7.34
Mining and quarrying	2,656,468	3,497,939	3,393,751	3,200,270	2,932,256	31.68	-2.98	-5.70	-8.37
Mining of coal and lignite	1,576	5,263	5,632	4,148	5,805	233.87	7.02	-26.35	39.94
Extraction of crude petroleum and natural gas	133,728	149,966	166,144	224,936	93,124	12.14	10.79	35.39	-58.60
Mining of metal ores	910,053	1,378,920	1,304,528	1,201,037	1,345,700	51.52	-5.39	-7.93	12.04
Other mining and quarrying	1,611,110	1,963,790	1,917,446	1,770,149	1,487,626	21.89	-2.36	-7.68	-15.96
Manufacturing	140,346,020	154,698,118	167,064,019	171,218,582	159,959,548	10.23	7.99	2.49	-6.58
Manufacture of food products	11,623,585	12,347,652	12,760,886	13,436,543	14,000,235	6.23	3.35	5.29	4.20
Manufacture of beverages	244,349	271,833	318,349	307,822	288,867	11.25	17.11	-3.31	-6.16
Manufacture of tobacco products	659,651	604,090	631,581	652,960	643,340	-8.42	4.55	3.39	-1.47
Manufacture of textiles	11,143,202	11,455,863	11,649,278	11,505,824	11,485,619	2.81	1.69	-1.23	-0.18
Manufacture of wearing apparel	15,487,732	15,636,409	16,198,603	16,353,673	15,213,296	0.96	3.60	0.96	-6.97
Manufacture of leather and related products	1,119,161	1,235,195	1,406,393	1,463,872	1,181,751	10.37	13.86	4.09	-19.27
Manufacture of paper and paper products	1,909,922	2,210,619	2,419,939	2,540,816	2,484,285	15.74	9.47	5.00	-2.22
Printing and reproduction of recorded media	15,198	20,606	38,612	20,167	19,366	35.59	87.38	-47.77	-3.97
Manufacture of coke and refined petroleum products	3,165,297	4,489,599	5,437,301	7,686,278	4,111,395	41.84	21.11	41.36	-46.51
Manufacture of chemicals and chemical products	6,421,114	7,377,428	8,768,550	9,420,531	9,699,666	14.89	18.86	7.44	2.96
Manufacture of basic pharmaceutical products and pharmaceutical preparations	974,860	1,015,575	1,315,779	1,439,833	1,832,737	4.18	29.56	9.43	27.29
Manufacture of rubber and plastics products	6,505,415	7,068,365	7,846,137	7,981,718	8,047,372	8.65	11.00	1.73	0.82
Manufacture of other non-metallic mineral products	3,682,357	3,817,725	4,199,046	4,747,192	5,140,152	3.68	9.99	13.05	8.28

Manufacture of basic metals	17,874,339	18,924,011	19,287,374	16,892,668	16,467,448	5.87	1.92	-12.42	-2.52
Manufacture of fabricated metal products except machinery and equipment	6,865,449	7,482,327	8,447,882	8,723,474	8,857,789	8.99	12.90	3.26	1.54
Manufacture of computer electronic and optical products	2,678,531	2,744,168	2,798,406	2,766,560	2,364,108	2.45	1.98	-1.14	-14.55
Manufacture of electrical equipment	9,473,609	10,087,861	11,108,883	11,304,696	11,295,465	6.48	10.12	1.76	-0.08
Manufacture of machinery and equipment n.e.c	7,510,796	8,555,803	10,333,000	11,155,544	10,599,279	13.91	20.77	7.96	-4.99
Manufacture of motor vehicles trailers and semi-trailers	22,769,639	27,206,771	29,836,008	28,655,915	23,696,051	19.49	9.66	-3.96	-17.31
Manufacture of other transport equipment	2,539,613	3,794,634	3,084,142	3,736,709	3,330,151	49.42	-18.72	21.16	-10.88
Manufacture of furniture	2,038,435	2,159,423	2,652,632	3,067,611	3,068,709	5.94	22.84	15.64	0.04
Other manufacturing	4,926,801	5,416,387	5,692,073	6,465,671	5,166,338	9.94	5.09	13.59	-20.10
Electricity gas steam and air conditioning supply	13,590	81,880	99,678	104,451	81,810	502.50	21.74	4.79	-21.68
Water supply; sewerage waste management and remediation activities	453,582	537,900	651,653	584,865	572,008	18.59	21.15	-10.25	-2.20
Water collection treatment and supply	49,464	49,208	46,102	47,020	38,472	-0.52	-6.31	1.99	-18.18
Sewerage	20	1	5	21	27	-94.87	420.68	300.11	27.22
Waste collection treatment and disposal activities; materials recovery	404,098	488,691	605,546	537,823	533,509	20.93	23.91	-11.18	-0.80
Information and communication	81,778	89,407	90,675	121,211	130,841	9.33	1.42	33.68	7.94
Publishing activities	71,769	79,324	81,675	116,487	128,110	10.53	2.96	42.62	9.98
Motion picture video and television program production sound	10,009	10,082	9,000	4,723	2,730	0.73	-10.73	-47.52	-42.20
Professional scientific and technical activities	793	763	578	681	144	-3.85	-24.28	17.86	-78.90
Architectural and engineering activities; technical testing and analysis	731	640	401	521	134	-12.50	-37.42	30.05	-74.34
Other professional scientific and technical activities	62	123	177	160	10	98.55	44.30	-9.73	-93.78
Arts entertainment and recreation	7,869	9,269	21,753	14,118	10,941	17.80	134.68	-35.10	-22.50
Creative arts and entertainment activities	7,514	8,959	21,492	12,388	10,710	19.23	139.90	-42.36	-13.54
Libraries archives museums and other cultural activities	355	310	261	1,730	231	-12.42	-16.04	563.52	-86.65

*	Excluding shuttle and transit trade

Source: TURKSTAT

The following table presents Turkey’s exports by country for the periods indicated:

Table 32

(in thousands of U.S. dollars and percent share)	2016	2017	2018	2019	2020	2016	2017	2018	2019	2020
Total	149,246,999	164,494,619	177,168,756	180,832,722	169,644,527	100.00	100.00	100.00	100.00	100.00
A-European Union (EU-27)	59,981,416	67,987,332	77,429,205	76,726,198	70,022,332	40.19	41.33	43.70	42.43	41.28
B-Other countries	89,265,583	96,507,288	99,739,551	104,106,524	99,622,195	59.81	58.67	56.30	57.57	58.72
1-Other European Countries	22,055,816	20,229,606	23,921,002	24,445,348	24,406,684	14.78	12.30	13.50	13.52	14.39
2- North African Countries	8,069,446	7,918,462	9,915,077	10,828,878	9,224,046	5.41	4.81	5.60	5.99	5.44
3-Other African Countries	3,833,943	4,318,839	5,173,872	5,794,323	6,016,675	2.57	2.63	2.92	3.20	3.55
4-North American Countries	8,092,611	10,359,398	10,411,462	9,956,682	11,188,589	5.42	6.30	5.88	5.51	6.60
5-Central America and Caribbean	957,812	1,272,574	1,648,509	1,766,889	1,452,937	0.64	0.77	0.93	0.98	0.86
6-South American Countries	1,127,996	1,349,588	1,872,836	1,833,081	1,928,598	0.76	0.82	1.06	1.01	1.14
7-Near and Middle Eastern	33,869,634	38,221,058	32,402,888	35,009,090	31,336,804	22.69	23.24	18.29	19.36	18.47
8--Other Asian Countries	10,272,156	11,924,636	13,302,023	13,399,488	12,775,669	6.88	7.25	7.51	7.41	7.53
9-Australia and New Zealand	766,460	674,047	825,020	782,359	837,289	0.51	0.41	0.47	0.43	0.49
10-Other Countries	219,710	239,081	266,863	290,386	454,904	0.15	0.15	0.15	0.16	0.27
Selected country groups
- OECD Countries	83,111,580	88,997,882	101,311,004	99,581,207	95,056,541	55.69	54.10	57.18	55.07	56.03
- EFTA Countries	3,336,916	1,689,568	2,332,242	1,794,638	1,847,664	2.24	1.03	1.32	0.99	1.09
- Organization of the Blacksea Economic Cooperation	13,800,648	16,580,157	19,390,352	20,446,305	20,302,757	9.25	10.08	10.94	11.31	11.97
- Organization for Economic Cooperation	10,504,662	9,121,916	8,034,493	8,707,799	8,684,379	7.04	5.55	4.53	4.82	5.12
- Commonwealth of Independent States	5,593,792	7,204,981	8,502,347	9,557,843	10,261,686	3.75	4.38	4.80	5.29	6.05
- Turkish Republics	4,358,110	4,540,394	4,417,965	5,107,351	5,429,639	2.92	2.76	2.49	2.82	3.20
- Organization of Islamic Cooperation	44,347,122	48,627,009	44,841,257	48,767,654	43,740,440	29.71	29.56	25.31	26.97	25.78
- D-8 Organization for Economic Cooperation	9,844,795	8,012,461	7,994,829	8,462,895	7,565,086	6.60	4.87	4.51	4.68	4.46
Germany	15,164,954	16,356,392	17,353,443	16,617,244	15,978,942	10.2	9.9	9.8	9.2	9.4

United Kingdom	11,961,673	9,932,539	11,473,927	11,278,615	11,235,634	8.0	6.0	6.5	6.2	6.6
USA	7,262,306	9,259,583	9,072,756	8,970,658	10,183,008	4.9	5.6	5.1	5.0	6.0
Iraq	8,496,076	10,109,827	9,437,007	10,223,292	9,142,302	5.7	6.1	5.3	5.7	5.4
Italy	7,857,667	8,787,949	10,047,453	9,753,018	8,082,569	5.3	5.3	5.7	5.4	4.8
France	6,309,389	6,895,251	7,655,340	7,945,607	7,195,424	4.2	4.2	4.3	4.4	4.2
Spain	5,228,613	6,584,921	8,121,096	8,138,744	6,683,925	3.5	4.0	4.6	4.5	3.9
Netherlands	3,843,718	4,190,305	5,100,744	5,761,921	5,195,251	2.6	2.5	2.9	3.2	3.1
Israel	3,054,604	3,504,850	4,022,878	4,463,820	4,704,118	2.0	2.1	2.3	2.5	2.8
Russia	1,792,916	2,869,847	3,652,603	4,152,137	4,506,681	1.2	1.7	2.1	2.3	2.7
Romania	2,801,685	3,315,130	4,137,338	4,073,075	3,895,435	1.9	2.0	2.3	2.3	2.3
Belgium	2,728,080	3,364,087	4,152,550	3,396,193	3,634,674	1.8	2.0	2.3	1.9	2.1
Poland	2,752,851	3,186,757	3,488,043	3,448,829	3,474,726	1.8	1.9	2.0	1.9	2.0
Egypt	2,832,073	2,547,809	3,214,750	3,508,791	3,136,146	1.9	1.5	1.8	1.9	1.8
China	2,378,538	3,037,675	3,078,644	2,726,078	2,865,866	1.6	1.8	1.7	1.5	1.7
UAE	5,542,247	9,267,012	3,254,019	3,627,237	2,828,448	3.7	5.6	1.8	2.0	1.7
Bulgaria	2,488,143	2,919,793	2,816,992	2,668,230	2,634,464	1.7	1.8	1.6	1.5	1.6
Saudi Arabia	3,264,123	2,832,804	2,766,394	3,292,797	2,507,498	2.2	1.7	1.6	1.8	1.5
Iran	5,462,154	3,860,566	2,765,863	2,737,240	2,253,124	3.7	2.3	1.6	1.5	1.3
Ukraine	1,330,651	1,465,923	1,684,156	2,156,454	2,090,373	0.9	0.9	1.0	1.2	1.2
Others	46,694,536	50,205,599	59,872,758	61,892,742	57,415,922	31.3	30.5	33.8	34.2	33.8

(1)	Countries are ranked by 2020 figures.

Source: TURKSTAT

In 2016, the value of imports decreased to U.S.$202.2billion and EU share in Turkey’s import was 37.2%. In 2017, the value of imports increased to U.S.$238.7 billion and EU share in Turkey’s import was 34.3%. In 2018, the value of imports decreased to U.S.$231.2 billion and EU share in Turkey’s import was 33.3%. In 2019, the value of imports decreased to U.S.$210.3 billion and EU share in Turkey’s import was 32.3%. In 2020, the value of imports increased to U.S.$219.5 billion and EU share in Turkey’s import was 33.4%.

In 2016, of the main commodity groups, the share of intermediate goods in total imports were 67.2%, while the shares of capital goods and consumption goods in total imports were 17.8% and 14.8%, respectively. In 2017, of the main commodity groups, the share of intermediate goods in total imports was 72.8%, while the shares of capital goods and consumption goods in total imports were 14% and 12.9%, respectively. In 2018, of the main commodity groups, the share of intermediate goods in total imports was 75.6%, while the shares of capital goods and consumption goods in total imports were 13% and 11%, respectively. In 2019, of the main commodity groups, the share of intermediate goods in total imports was 77.3%, while the shares of capital goods and consumption goods in total imports were 12.4% and 10.1%, respectively. In 2020, of the main commodity groups, the share of intermediate goods in total imports was 74.2%, while the shares of capital goods and consumption goods in total imports were 14.4% and 10.9%, respectively. The following table presents the composition (by Broad Economic Classification) of Turkey’s imports (other than non-monetary gold) by sector of trade for the periods indicated:

Table 33

(in thousands of U.S. Dollars and percent changes)	2016	2017	2018	2019	2020	17/16	18/17	19/18	20/19
Total	202,189,242	238,715,128	231,152,483	210,345,203	219,516,287	18.1	-3.2	-9.0	4.4
Capital goods	35,977,511	33,431,087	30,140,278	26,067,878	31,817,036	-7.1	-9.8	-13.5	22.1
Capital goods (except transportations vehicles)	29,806,602	28,567,128	26,600,123	22,377,933	26,984,439	-4.2	-6.9	-15.9	20.6
Transportation vehicles incidental to industry	6,170,908	4,863,959	3,540,154	3,689,946	4,832,597	-21.2	-27.2	4.2	31.0
Intermediate goods	135,795,991	173,744,146	174,803,246	162,529,946	163,014,938	27.9	0.6	-7.0	0.3
Unprocessed materials incidental to industry	8,910,332	12,741,708	13,636,977	12,061,505	12,618,960	43.0	7.0	-11.6	4.6
Processed materials incidental to industry	67,550,018	87,214,499	83,467,984	76,916,995	88,488,287	29.1	-4.3	-7.8	15.0
Unprocessed fuels and oils	2,650,026	4,095,993	4,398,576	3,531,875	2,737,185	54.6	7.4	-19.7	-22.5
Parts of investment goods	13,736,532	15,356,397	12,899,243	11,354,054	11,935,117	11.8	-16.0	-12.0	5.1
Parts of transportation vehicles	13,642,057	15,841,089	15,968,565	14,220,073	13,669,341	16.1	0.8	-10.9	-3.9
Unprocessed materials of food and beverages	3,381,970	4,254,459	5,250,793	5,507,640	5,729,857	25.8	23.4	4.9	4.0
Processed materials of food and beverages	2,189,663	2,125,265	1,784,782	1,821,403	2,298,526	-2.9	-16.0	2.1	26.2
Processed fuels and oils	8,450,521	11,418,178	14,484,907	10,534,408	7,510,497	35.1	26.9	-27.3	-28.7
Confidential data	15,284,872	20,696,558	22,911,419	26,581,993	18,027,167	35.4	10.7	16.0	-32.2
Consumption goods	29,998,043	30,812,251	25,420,827	21,195,909	24,117,373	2.7	-17.5	-16.6	13.8
Automobiles	10,188,824	8,795,153	6,161,773	3,535,235	7,926,952	-13.7	-29.9	-42.6	124.2
Durable consumption goods	3,326,910	3,495,127	3,248,921	3,591,406	2,879,871	5.1	-7.0	10.5	-19.8
Semi durable consumption goods	5,658,592	5,208,052	4,722,131	3,859,139	3,560,379	-8.0	-9.3	-18.3	-7.7
Non durable consumption goods	5,603,724	5,790,047	5,402,602	5,227,823	4,940,494	3.3	-6.7	-3.2	-5.5
Unprocessed of food and beverages	1,818,595	2,060,211	1,566,014	1,656,239	1,698,889	13.3	-24.0	5.8	2.6
Processed of food and beverages	2,162,773	2,396,194	2,421,825	2,189,288	2,229,936	10.8	1.1	-9.6	1.9
Gasoline	891,210	1,081,012	1,248,136	762,762	386,728	21.3	15.5	-38.9	-49.3
Transportation vehicles not incidental to industry	347,416	1,986,454	649,425	374,016	494,124	471.8	-67.3	-42.4	32.1
Others	417,697	727,644	788,132	551,470	566,940	74.2	8.3	-30.0	2.8
Other goods not elsewhere specified	417,697	727,644	788,132	551,470	566,940	74.2	8.3	-30.0	2.8

Source: TURKSTAT

The following table presents imports (other than non-monetary gold) by country or region of origin for the periods indicated:

Table 34

(in thousands of U.S. dollars and percent share)	2016	2017	2018	2019	2020	2016	2017	2018	2019	2020
Total	202,189,242	238,715,128	231,152,483	210,345,203	219,516,287	100.0	100.0	100.0	100.0	100.0
A- European Union (EU-27)	75,267,734	81,971,590	77,051,249	67,913,047	73,337,530	37.2	34.3	33.3	32.3	33.4
B -Other countries	126,921,508	156,743,538	154,101,234	142,432,156	146,178,758	62.8	65.7	66.7	67.7	66.6
1- Other European Countries	27,919,268	39,057,502	38,042,952	36,934,693	35,754,185	13.8	16.4	16.5	17.6	16.3
2- North African Countries	3,252,568	4,203,460	4,685,547	4,009,992	4,757,326	1.6	1.8	2.0	1.9	2.2
3- Other African Countries	2,151,987	2,978,629	2,451,876	1,810,756	2,552,458	1.1	1.2	1.1	0.9	1.2
4- North American Countries	12,421,410	14,524,064	14,978,319	13,479,195	12,603,585	6.1	6.1	6.5	6.4	5.7
5- Central America and Caribbean	1,116,729	1,071,318	845,117	941,258	1,030,981	0.6	0.4	0.4	0.4	0.5
6- South American Countries	4,374,393	6,319,495	8,162,498	5,574,634	5,997,999	2.2	2.6	3.5	2.7	2.7
7- Near and Middle Eastern	14,236,600	20,465,558	18,923,721	16,088,786	20,275,203	7.0	8.6	8.2	7.6	9.2
8--Other Asian Countries	54,012,227	57,619,977	53,875,139	47,340,718	49,030,940	26.7	24.1	23.3	22.5	22.3
9- Australia and New Zealand	708,206	2,277,958	1,116,013	1,083,957	442,416	0.4	1.0	0.5	0.5	0.2
10- Other Countries	6,728,119	8,225,578	11,020,053	15,168,167	13,733,664	3.3	3.4	4.8	7.2	6.3
Selected country groups
- OECD Countries	106,426,195	123,324,645	115,052,413	100,295,859	108,318,058	52.6	51.7	49.8	47.7	49.3
- EFTA Countries	3,222,514	7,801,790	3,682,931	4,179,497	8,479,771	1.6	3.3	1.6	2.0	3.9
- Organization of the Blacksea Economic Cooperation	25,023,971	31,627,320	34,075,764	33,881,585	28,044,263	12.4	13.2	14.7	16.1	12.8
- Organization for Economic Cooperation	8,076,440	11,562,105	10,998,888	7,513,798	4,609,594	4.0	4.8	4.8	3.6	2.1
- Commonwealth of Independent States	18,222,582	23,597,413	26,288,573	26,777,749	20,991,457	9.0	9.9	11.4	12.7	9.6
- Turkish Republics	2,827,054	3,358,729	3,323,250	3,377,189	2,971,786	1.4	1.4	1.4	1.6	1.4
- Organization of Islamic Cooperation	23,762,739	32,673,009	29,916,584	26,221,792	30,992,689	11.8	13.7	12.9	12.5	14.1
China	24,852,474	23,753,644	21,506,001	19,128,160	23,041,450	12.3	10.0	9.3	9.1	10.5
Germany	22,647,552	22,281,369	21,535,223	19,280,399	21,732,768	11.2	9.3	9.3	9.2	9.9
Russia	15,467,237	20,097,027	22,710,751	23,115,236	17,829,271	7.6	8.4	9.8	11.0	8.1

USA	11,275,869	12,288,503	12,995,754	11,847,373	11,525,180	5.6	5.1	5.6	5.6	5.3
Italy	10,701,289	12,119,734	10,791,919	9,349,593	9,199,617	5.3	5.1	4.7	4.4	4.2
Iraq	894,904	1,608,959	1,631,186	2,678,193	8,201,654	0.4	0.7	0.7	1.3	3.7
Switzerland	2,568,962	6,946,016	2,884,349	3,374,800	7,770,804	1.3	2.9	1.2	1.6	3.5
France	7,679,138	8,425,089	7,836,528	6,760,064	6,988,074	3.8	3.5	3.4	3.2	3.2
South Korea	6,468,304	6,822,629	6,638,438	5,777,022	5,734,249	3.2	2.9	2.9	2.7	2.6
UAE	3,761,061	5,588,390	3,810,185	4,388,996	5,603,801	1.9	2.3	1.6	2.1	2.6
United Kingdom	5,479,965	6,806,375	7,637,468	5,638,296	5,582,391	2.7	2.9	3.3	2.7	2.5
Spain	5,800,683	6,531,631	5,682,750	4,446,113	5,039,429	2.9	2.7	2.5	2.1	2.3
India	5,664,350	6,116,451	7,524,705	6,635,217	4,830,127	2.8	2.6	3.3	3.2	2.2
Japan	4,062,899	4,434,186	4,515,222	3,647,962	3,743,374	2.0	1.9	2.0	1.7	1.7
Belgium	3,257,661	3,871,278	3,646,331	3,229,280	3,716,088	1.6	1.6	1.6	1.5	1.7
Netherlands	3,052,394	3,856,922	3,448,909	3,202,985	3,628,586	1.5	1.6	1.5	1.5	1.7
Brazil	1,764,443	2,603,611	3,303,735	2,655,109	3,228,347	0.9	1.1	1.4	1.3	1.5
Poland	3,368,728	3,604,585	3,229,871	2,603,243	3,005,108	1.7	1.5	1.4	1.2	1.4
Romania	2,388,990	2,596,477	2,720,956	2,770,908	2,769,253	1.2	1.1	1.2	1.3	1.3
Czech Republic	2,662,087	2,924,205	2,746,990	2,338,350	2,746,268	1.3	1.2	1.2	1.1	1.3
Others	58,370,250	75,438,046	74,355,211	67,477,903	63,600,450	28.9	31.6	32.2	32.1	29.0

(1)	Countries are ranked by 2020 figures.

Sources: TURKSTAT Presidency of Strategy and Budget t

In 2016, Turkey’s net international reserves were approximately U.S.$129.5 billion. In 2016, gross foreign exchange reserves of the Central Bank were approximately U.S.$92.1 billion and commercial banks and special finance house gross foreign exchange reserves (excluding gold and securities portfolio) were approximately U.S.$23.4 billion. In 2016, net portfolio inflow to Turkey was U.S.$6.4 billion.

In 2017, Turkey’s net international reserves were approximately U.S.$136.2 billion. In 2017, gross foreign exchange reserves of the Central Bank were approximately U.S.$84.2 billion and commercial banks and special finance house gross foreign exchange reserves (excluding gold and securities portfolio) were approximately U.S.$23.5 billion. In 2017, net portfolio inflow to Turkey was U.S.$24.1 billion.

In 2018, Turkey’s net international reserves were approximately U.S.$130.4 billion. In 2018, gross foreign exchange reserves of the Central Bank were approximately U.S.$72.9 billion and commercial banks and special finance house gross foreign exchange reserves (excluding gold and securities portfolio) were approximately U.S.$37.4 billion. In 2018, net portfolio outflow from Turkey was U.S.$3.1 billion.

In 2019, Turkey’s net international reserves were approximately U.S.$144.9 billion. In 2019, gross foreign exchange reserves of the Central Bank were approximately U.S.$78.6 billion and commercial banks and special finance house gross foreign exchange reserves (excluding gold and securities portfolio) were approximately U.S.$39.2 billion. In 2019, net portfolio outflow from Turkey was U.S.$1.2 billion.

In 2020, Turkey’s net international reserves were approximately U.S.$127.6 billion. In 2020, gross foreign exchange reserves of the Central Bank were approximately U.S.$50 billion and commercial banks and special finance house gross foreign exchange reserves (excluding gold and securities portfolio) were approximately U.S.$34.4 billion. In 2020, net portfolio outflow from Turkey was U.S.$5.4 billion.

OTHER GOODS, SERVICES1 AND INCOME

In addition to merchandise exports and imports, Turkey’s current account is composed of earnings from other goods, services and income. This item includes tourism revenues, interest earnings and other invisible revenues, such as earnings from shipment and transportation, investment income, contractors’ earnings and other official and private services (a residual category).

In 2016, Turkey’s travel revenues decreased by 29.6% to U.S.$18.7 billion. In addition, earnings from primary income were U.S.$5.4 billion in 2016, compared to U.S.$4.5 billion in 2015.

Turkey’s receipts from all services amounted to approximately U.S.$46.3 billion in 2016, which represented a decrease of 16.5% from 2015. Secondary income amounted to U.S.$1.5 billion in 2016. On the other hand, the debit for all services and income account amounted to approximately U.S.$40.3 billion ($14.5 billion from primary income) in 2016, representing an increase of 1.7% (an increase of 2.5% for primary income) from 2015.

In 2017, Turkey’s travel revenues increased by 19.9% to U.S.$22.5 billion. In addition, earnings from primary income were U.S.$5 billion in 2017, compared to U.S.$5.4 billion in 2016.

Turkey’s receipts from all services amounted to approximately U.S.$53.5 billion in 2017, which represented an increase of 15.4% from 2016. Secondary income amounted to U.S.$2.5 billion in 2017. On the other hand, the debit for all services and income account amounted to approximately U.S.$43.2 billion ($16.1 billion from primary income) in 2017, representing an increase of 7.1% (an increase of 10.4% for primary income) from 2016.

In 2018, Turkey’s travel revenues increased by 12.2% to U.S.$25.2 billion. In addition, earnings from primary income were U.S.$6.1 billion in 2018, compared to U.S.$5 billion in 2017.

[1]

Services receipts has changed due to the releasing of bulletin of “International Trade in Services Statistics,” which is mentioned above. Statistics were calculated for 2013-2019. In this context, upward revisions of U.S.$10.1 billion and U.S.$3.8 billion on average were introduced to exports and imports of services.

Turkey’s receipts from all services amounted to approximately U.S.$59.0 billion in 2018, which represented an increase of 9.6% from 2017. Secondary income amounted to U.S.$0.7 billion in 2018. On the other hand, the debit for all services and income account amounted to approximately U.S.$46.5 billion ($18.1 billion from primary income) in 2018, representing an increase of 7.7% (an increase of 12.5% for primary income) from 2017.

In 2019, Turkey’s travel revenues increased by 18.3% to U.S.$29.8 billion. In addition, earnings from primary income were U.S.$6.3 billion in 2019, compared to U.S.$6.1 billion in 2018.

Turkey’s receipts from all services amounted to approximately U.S.$63.5 billion in 2019, which represented an increase of 8.5% from 2018. Secondary income amounted to U.S.$0.8 billion in 2019. On the other hand, the debit for all services and income account amounted to approximately U.S.$47.2 billion ($19.1 billion from primary income) in 2019, representing an increase of 1.5% (an increase of 6.1% for primary income) from 2018.

In 2020, Turkey’s travel revenues decreased by 66% to U.S.$10.2 billion. In addition, earnings from primary income were U.S.$6.7 billion in 2020, compared to U.S.$6.3 billion in 2019.

Turkey’s receipts from all services amounted to approximately U.S.$34.8 billion in 2020, which represented an decrease of 45% from 2019. Secondary income amounted to U.S.$0.1 billion in 2020. On the other hand, the debit for all services and income account amounted to approximately U.S.$41.2 billion ($15.5 billion from primary income) in 2020, representing an decrease of 12.7% (a decrease of 15.5 % for primary income) from 2019.

BALANCE OF PAYMENTS

The following table summarizes the balance of payments of Turkey for the periods indicated:

Table 35

in millions of U.S. Dollars	2016	2017	2018	2019	2020
CURRENT ACCOUNT	-27,039	-40,813	-21,743	6,759	-37,315
Trade Balance	-39,923	-58,575	-40,726	-16,751	-37,872
Goods Exports	152,645	169,214	178,909	182,246	168,409
Goods Imports	192,568	227,789	219,635	198,997	206,281
Services	20,523	26,333	30,174	35,528	9,154
Credit	46,328	53,481	58,627	63,590	34,875
Travel receipts	18,743	22,478	25,220	29,829	10,220
Debit	25,805	27,148	28,453	28,062	25,721
Primary Income	-9,182	-11,096	-11,947	-12,843	-8,716
Credit	5,362	4,959	6,132	6,331	6,798
Interest Income	2,142	2,355	2,743	3,108	2,423
Debit	14,544	16,055	18,079	19,174	15,514
Interest Expenditure	5,597	6,320	7,743	8,118	6,094
Secondary Income	1,543	2,525	756	825	119
General Government	953	1,878	256	605	111
Other Sectors	590	647	500	220	8
Workers’ Remittances	575	413	379	184	169
CAPITAL ACCOUNT	22	15	80	34	-39
FINANCIAL ACCOUNT	-21,741	-46,995	-10,858	1,308	-38,934
Direct Investment (net)	-10,697	-8,339	-9,235	-6,323	-4,589
Portfolio Investment (net)	-6,572	-24,251	3,114	1,447	5,485
Assets	1,511	-394	3,202	4,703	249
Liabilities	8,083	23,857	88	3,256	-5,236
Equity Securities	823	2,971	-1,131	406	-4,255
Debt Securities	7,260	20,886	1,219	2,850	-981
General Government	3,505	13,101	3,013	3,634	-394
In Turkey	823	7,281	-923	-3,125	-4,978

in millions of U.S. Dollars	2016	2017	2018	2019	2020
Abroad	2,682	5,820	3,936	6,759	4,584
Other Investment (net)	-5,285	-6,198	5,640	-140	-7,968
Assets	6,242	8,443	10,368	8,775	125
Liabilities	11,527	14,641	4,728	8,915	8,093
Loans	4,138	4,084	-9,254	-17,360	-9,462
Monetary Authority	0	0	0	0	0
General Government	-925	-1,367	-822	-920	-413
Banks	-3,294	2,338	-15,072	-11,334	-5,073
Other Sectors	8,357	3,113	6,640	-5,106	-3,976
Currency and Deposits	3,907	2,261	6,845	12,327	17,847
in Monetary Authority	-185	513	4,275	2,495	12,661
in Banks	4,092	1,748	2,570	9,832	5,186
Reserve Assets	813	-8,207	-10,377	6,324	-31,862
NET ERRORS AND OMISSIONS	5,276	-6,197	10,805	-5,485	-1,580

Source: CBRT

CURRENT ACCOUNT

The recovery process in the current account balance that began in 2015 was interrupted in the third quarter of 2016. Despite the ongoing contribution to the recovering in the current account balance from the fall in energy prices, adverse geopolitical developments curtailed export growth and dampened tourism revenues which resulted in a deceleration of the recovery. As a result, the current account deficit of Turkey increased by U.S.$0.3 billion to U.S.$27.0 billion (3.1% of GDP) in 2016.

The current account deficit continued to increase by U.S.$13.8 billion to U.S.$40.8 billion (4.8% of GDP) in 2017 mainly due to a deterioration in the goods balance. In 2017, goods exports (f.o.b.) increased by U.S.$16.6 billion thanks to the strong demand from main trading partners like the EU and normalization of relations with other partners. However, it was off-set by the higher increase in imports mainly due to strong growth, higher gold imports and higher energy prices. In 2017, travel revenues recovered thanks to a more favorable geopolitical backdrop, but the level of revenues was slightly lower than in 2014 and 2015.

There was rapid improvement in the current account deficit in 2018 due to the rebalancing of the economy. External demand maintained its relative strength while economic activity displayed a slow pace. The rapid decline in imports due to the slowdown in the economic activity, was coupled with robust exports of goods and strong tourism demand. As a result, the trade balance posted a deficit of U.S.$40.7 billion in 2018 down from a deficit of U.S.$58.6 billion in the previous year. In 2018, total goods imported (c.i.f.), including gold imports, decreased by 3.2% to approximately U.S.$231 billion, as compared to U.S.$238.7 billion in 2017. In 2018, the import of capital goods, which are used in the production of physical capital, decreased by 9.8% as compared to 2017; the import of intermediate goods such as partly finished goods and raw materials, which are used in the production of other goods, increased by 0.6%; and the import of consumption goods decreased by 17.5% . In 2018, total goods exported (f.o.b.), increased by 7.7% to U.S.$177.2 billion, as compared to U.S.$164.5 billion in 2017. As a result, the current account deficit of Turkey decreased by U.S.$19.1 billion to U.S.$21.7 billion in 2018.

In 2019, the current account balance posted a surplus of U.S.$6.8 billion (0.9% of GDP) for the first time since 2002, thanks to the moderate course of domestic demand and the competitiveness gains from the real depreciation of Turkish Lira. The annualized current account balance turned to positive in May and maintained a surplus in the rest of the year. Although the growth of goods exports is negatively affected by the weakening economic activity and various quota practices in the EU, our largest export market, competitiveness gains from exchange rate depreciation and market and product diversification allowed the exports to increase in both U.S. dollars and real terms. Because economic activity followed a mild recovery and the real exchange rate remained at low levels in 2019, the imports of goods fell by a considerable amount and the trade balance hovered below its historical average. On the back of the increasing travel revenues, services trade surplus rose from U.S.$30.2 billion to U.S.$35.5 billion, and contributed substantially to the observed improvement in the current account balance.

In 2020, the course of the current account was mainly determined by the pandemic-related developments. The adverse impacts of the pandemic on the domestic and global economy started to become more evident as of mid-March and intensified in April with mobility restrictions. Accordingly, exports declined sharply and tourism revenues came to a halt in the second quarter, leading to a rapid deterioration in the current account balance. The fall in commodity prices mitigated the deterioration to some extent. Despite the rapid recovery in exports of goods in the succeeding period, the boosting effect of the strong credit growth on imports and the increased gold demand of residents played a role in the further widening of the current account deficit in the second half of the year. In the meantime, as tourism and transport revenues were interrupted by the pandemic, the positive contribution of the balance of services to the current account balance fell to as low as U.S.$9.2 billion. Against this background, the current account yielded a deficit of U.S.$37.3 billion in 2020. Excluding gold, the current account deficit was realized as U.S.$14.9 billion.

FOREIGN DIRECT INVESTMENTS

Pro-business foreign direct investment (“FDI”) policies were introduced as part of the modernization of the Turkish economy. FDI legislation, which has been in force since June 17, 2003, provides a secure environment for foreign investors by ensuring equal treatment of domestic and foreign investors and guaranteeing the transfer of profits.

The main principles of the FDI Regime are:

•	No Pre-entry Screening Requirement

•	No Minimum Capital Requirement

•	Equal Treatment of Domestic and Foreign Investors

•	Guarantee to Transfer of Proceeds

•	Key Expatriate Personnel Employment

•	Protection Against Expropriation

•	Right to resort to International Dispute Settlement

Turkey has been a member of several international organizations and party to bilateral and multilateral agreements, which provide a secure investment environment for foreign investors, such as:

•

The Organization for Economic Co-operation and Development (the “OECD”), the World Trade Organization (“WTO”), the International Monetary Fund (“IMF”), the World Bank and various organizations of the World Bank, including the Multinational International Guaranty Agency (“MIGA”),

•	Agreements to protect and promote investment which have been signed with 108 countries, 85 of which are currently in force,

•	Active participation in meetings and activities of the OECD Investment Committee and its working parties,

•	The International Center for Settlement of Disputes (ICSID) Convention,

•	Investment-related agreements on WTO platforms such as Trade Related Investment Measures and Trade Related Intellectual Property Rights.

Net FDI inflows into Turkey amounted to U.S.$4.6 billion in 2020.

The following table sets forth foreign direct investment inflows for the years indicated:

Table 36

Foreign Direct Investment (in millions of U.S. Dollars)

Foreign Direct Investment (in millions of U.S. Dollars) Year	Inflows	Equity Capital Liquidation Outflows	Net	Other Capital (Intra- Company Loans) Net	Real Estate Net	Total (Net Incurrence of Liabilities) Net
2016	7,579	621	6,958	2,987	3,890	13,835
2017	7,401	1,869	5,532	867	4,643	11,042
2018	6,699	470	6,229	678	5,915	12,822
2019	5,878	369	5,509	-1,222	4,979	9,266
2020	5,675	1,390	4,285	-858	4,402	7,829

Investments in the services sector accounted for 77% of total FDI for 2020, while manufacturing accounted for 19% of such total.

The following table sets forth FDI inflows (Equity Capital) by sector:

Table 37

Foreign Direct Investment (Equity Capital) by Sector

(Sector in millions of US Dollars)	2016	2017	2018	2019	2020
Agriculture, Forestry and Fishing	38	29	34	23	19
Mining and Quarrying	148	448	81	83	132
Manufacturing	2,241	1,202	1,934	1,930	1,089
Electricity, Gas, Steam and Air-conditioning Supply	729	371	687	89	51
Water Supply; Sewerage, Waste Management and Remediation	2	1	4	1	1
Construction	293	626	215	452	89
Wholesale and Retail Trade	688	1,077	1,125	892	578
Transportation and Storage	635	1,333	629	274	525
Accommodation and Food Service Activities	250	82	271	117	109
Information and Communication Services	92	565	208	581	1,372
Financial and Insurance Activities	1,765	1,464	1,154	900	1,388
Real Estate Activities	284	21	60	229	27
Professional, Scientific and Technical Activities	73	52	60	74	71
Administrative and Support Service Activities	23	27	19	83	16
Public Administration and Defense Compulsory Social Security	0	0	0	0	0
Education	13	0	0	0	6
Human Health and Social Work Activities	274	65	103	98	85
Arts, Entertainment and Recreation	18	9	20	2	17
Other Service Activities	13	29	93	50	100
Activities of Extra-Territorial Organizations and Bodies	0	0	1	0	0
Activities of International Organizations and Representatives	0	0	1	0	0
TOTAL	7,579	7,401	6,699	5,878	5,675

Source: CBRT

Historically, firms from the EU member states have had the largest share of FDI in the country. FDI inflows reached U.S.$13.8 billion in 2016. In 2017, FDI inflows to Turkey reached U.S.$11 billion, decreasing by 20.2% compared to 2016. In 2018, FDI inflows to Turkey increased by 16.1% and amounted to U.S.$12.8 billion and then contracted by 27.7% and amounted to U.S.$9.3 billion in 2019. In 2020, annual FDI inflows decreased to U.S.$7.8billion with an 15.5% shrinkage. FDI inflows to Turkey from EU member states continue to maintain a dominant share of inflows to the country. The share of FDI inflows from European Union countries was 65% in 2017, 58.6% in 2018, 56.5% in 2019 and 61.7% in 2020. The share of FDI inflows from Asian countries was 23% in 2017, 27.4% in 2018, 30.4% in 2019 and 19.3% in 2020.

The following table sets forth foreign direct investment inflows (Equity Capital) by country:

Table 38

Foreign Direct Investment (Equity Capital) by Country

(in millions of U.S. Dollars)	2016	2017	2018	2019	2020
EUROPE	4,899	4,927	4,326	3,614	3,746
Austria	344	320	465	75	56
France	90	107	313	158	162
Germany	492	312	298	467	312

Greece	0	0	8	3	4
Italy	87	128	523	94	977
Luxembourg	336	96	350	131	437
Netherlands	1,016	1,727	855	1,169	595
Spain	318	1.460	224	216	66
United Kingdom	974	328	445	874	498
Other EU Countries	170	331	444	135	395
EFTA Countries	343	112	391	264	242
OTHER EUROPEAN COUNTRIES	729	6	10	28	2
AFRICA	0	63	24	31	18
AMERICA	411	247	471	441	818
NORTH AMERICA	411	218	435	346	806
USA	340	180	435	340	803
Canada	71	38	0	6	3
CENTRAL AMERICA	0	29	36	95	12
SOUTH AMERICA	0	0	0	0	0
ASIA	2,245	1,705	1,837	1,789	1,093
NEAR AND MIDDLE EAST COUNTRIES	1,358	1,260	982	1,328	694
OTHER ASIAN COUNTRIES	887	445	855	461	399
AUSTRALIA	24	459	41	3	0
UNCLASSIFIED	0	0	0	0	0
TOTAL WORLD	7,579	7,401	6,699	5,878	5,675

Source: CBRT

FUTURE DIRECTIONS

In order to attract more FDI, streamline investment related procedures and reduce red tape, Turkey built its own structure based on a comprehensive reform program which was launched in 2001. The reform program included setting up the Coordination Council for the Improvement of the Investment Environment (“YOIKK”), which is a key structure where private sector through NGOs make contributions to the ongoing reform agenda of Turkey.

YOIKK aims to rationalize the regulations on investments in Turkey, develop policies by determining the necessary amendments that will enhance the competitiveness of the investment environment, generate solutions to the administrative barriers encountered by the domestic and international investors in all phases of the investment process including the operating period. YOIKK’s structure was revised and the new structure was published in the Official Gazette on March 14, 2019. According to this new structure, the presidency of YOIKK was set to be carried out by the Deputy President in order to improve political ownership of the reform process.

With its ad-hoc working groups on various investment climate related topics, YOİKK continues working on annual action items comprised of flexible and sustainable policy options based on comprehensive consultations and feedback from its private sector stakeholders. As of 2021, YOIKK Platform has six working groups focusing on various investment climate topics and carries out its work based on an annual agenda consisting of items that were raised by private sector representatives. The agenda setting process is a dynamic one that takes place throughout the year; YOIKK members, both public and private sector representatives, can raise new issues and formulate them into actionable policy recommendation themes.

Investment incentives, which are designed and implemented by the Ministry of Industry and Technology, are based on the provisions of Presidential Decrees and implementing communiqués. Turkey’s current Investment Incentive Program became effective by the Council of Minister’s Decree No. 2012/3305 dated June 15, 2012. The Decree aims to steer savings into high value-added investments, to boost production and employment, to encourage large scale and strategic investments with high R&D content for increased international competitiveness, to increase foreign direct investments, to reduce regional development disparities and to promote investment clustering and environment protection for the production and export-oriented growth strategy in line with the projected targets in Development Plans and Annual Programs as well as international agreements. Investments are supported through four different incentive schemes designed within the scope of the Incentive Program. Contributions provided to investors through incentive measures depend on the characteristics of the investment and one or more of the following applicable schemes: regional investment incentive scheme, priority investment incentive scheme, strategic investment incentive scheme, and general investment incentive scheme.

Additionally, the Project Based Incentive Scheme was enacted by Law No. 6745, published on the Official Gazette dated September 7th, 2016. The related Decree No: 2016/9495 was published on November 26th, 2016. The Decree aims to determine the procedures and principles of supporting investments which can meet the current and future needs of the Republic, ensure supply security, reduce external supply dependency, provide technological transformation and projects possessing high R&D intensity/high added value, on a project basis and in line with the targets envisaged in Development Plans and Annual Programs. In the appraisal process, applications for certain investment areas designated within the context and purpose of system, with a minimum fixed investment amount of TL 500 million (TL 50 million for Technology Focused Industry Movement projects), will be collected through invitations or announcements issued by the Ministry of Industry and Technology. Projects deemed appropriate by the Ministry of Industry and Technology will be submitted to the Presidency by the Ministry of Industry and Technology in order to identify applicable support measures and their rates, durations and amounts, the anticipated investment period, the rights and obligations of the investors and the responsibilities of the other supporting government institutions. A Presidential Decision (Support Decision) will be issued for each Project that is selected to be supported. In order for investments to benefit from the support elements, an incentive certificate will be issued by the Ministry of Industry and Technology pursuant to the promulgation of Support Decision.

Law no. 7099 which was published in the Official Gazette on March 10, 2018 has 35 articles. These articles amend related articles of major Laws to streamline procedures regarding company establishment, enforcement and bankruptcy, construction, telecommunication and infrastructure permits, foreign trade and access to finance. Law No. 7101 on Amendment of Execution and Bankruptcy Code and Some Laws was published in the Official Gazette on March 15, 2018. The Law has been a major reform with an aim to ensure the continuity of enterprises. With this reform, creditors are now actively involved within the concordat procedure and the maximum period of concordat is limited to 23 months. Additionally, the judiciary fees about arbitration is reduced in order to promote its usage among business circles and cases with a claim up to TL 100,000 are carried out by a simple proceeding which enables a faster litigation process.

As a result of Turkey’s business environment reforms, Turkey advanced to 33rd place in the global ease of doing business ranking, climbing 10 spots in the list of 190 countries, according to the World Bank Group’s Doing Business 2020 Report.

Tax incentives for activities in the free zones have been restructured to encourage international trade. Movement of goods between free zones and third countries is exempt from customs duties. Corporate and personal income tax exemptions have been abolished since 2004 for new companies which are not engaged in production. Income from the sales of products manufactured in free zones is exempt from personal and corporate income taxes until the year of full membership in the EU. Salaries paid by those free zones manufacturers which export at least 85% (FOB price) of their products are exempt from personal income tax.

According to the 3218 Free Zones Law Interim Article 3/2/c, the transactions and documents related to the activities carried out in these zones are exempted from stamp duties and fees.

Two new provisions were enacted under Interim Article 3 of Law Number 3218 (Law Number 6772 Article 7 Official Gazette Number 29989 and dated February 24, 2017). Until the end of the taxation year, including the date Turkey becomes a full member of the European Union:

(a) The earnings of manufacturer taxpayers generated through the sales of the goods they produce in the free zones, and the earnings of service companies in free zones generated through maintenance, repair, assembly, disassembly, handling, sorting, packaging, labelling, testing, storage services given completely to persons not residing in Turkey and to those whose office, legal or business center is located abroad, provided that the goods subject to these services shall not enter Turkey in any way after being sent to a foreign country from free zones, are exempted from the income or corporate taxes, as applicable. This exemption has no effect on the deduction carried out within the scope of sub-clause (b) of sub-paragraph 6 under the first paragraph of Article 94 of the Income Tax Law No. 193 dated December 31, 1960 and Articles 15 and 30 of the Corporate Tax Law No. 5520.

(b) The income tax calculated after the minimum livelihood discount is applied to the wages of personnel employed by the taxpayers that export at least 85% of the FOB value of the products manufactured in these zones to other countries shall be foregone by deducting the tax that is accrued on the final tax return. The Presidential Cabinet has the authority to reduce this rate to 50% and to increase it to its statutory level. The Presidential Cabinet may enforce this authority by differentiating or grading it according to the region, sector, or field of activity of strategic, large-scale, or priority investments, and of any investment that has been selected to be supported on a project-based scheme due to its subject, sector or quality. Taxes which had not been collected when due from the taxpayers whose annual sales to other countries remains below this rate shall be collected along with delinquency fees without penalties.

FINANCIAL ACCOUNT

In 2016, capital inflows were U.S.$21.7 billion. Net foreign direct investment declined considerably from the 2015 level, realizing at U.S.$10.7 billion. Portfolio investments registered U.S.$6.6 billion in inflows due mainly to bond issuances by the general government, banks and other sectors. In 2016, banks borrowed U.S.$2.7 billion long term debt, while other sectors borrowed U.S.$7.9 billion. However, the banking sector was a net repayer of U.S.$6.0 billion in short term debt and the other sectors borrowed only U.S.$0.5 billion. The official reserve assets increased by U.S.$0.8 billion, while the reserves of the banking sector increased by U.S.$5.2 billion in 2016. Similar to 2015, the net errors and omissions item showed an inflow, which amounted to U.S.$5.3 billion.

In 2017, the financing needs increased due to the high growth rate recorded. Capital inflows increased to U.S.$47.0 billion. While net foreign direct investments declined to U.S.$8.3 billion, a sharp increase in portfolio investments was observed reaching U.S.$24.3 billion, mainly stemming from bond issuances by the general government, banks and other sectors. The banking sector’s net long-term borrowings recorded U.S.$0.3 billion, while other sectors’ net long term borrowings declined sharply to U.S.$1.2 billion. With respect to short-term loans, the banking sector was a net borrower of U.S.$2.0 billion and other sectors combined were a net borrower of U.S.$1.9 billion. The official reserve assets decreased by U.S.$8.2 billion while the reserves of the banking sector increased by U.S.$3.6 billion. Consequently, the net errors and omissions item showed net outflow of U.S.$6.2 billion.

In 2018, capital inflows demonstrated a significant decrease to U.S.$10.9 billion. Net foreign direct investment was U.S.$9.2 billion. The portfolio investments registered U.S.$3.1 billion outflow in this period. With respect to its sub-items, while the general government issued bonds amounting to U.S.$3.0 billion, the banking sector has realized a total net repayment of U.S.$1.0 billion. The banking sector was a net repayer of U.S.$8.8 billion in long-term debt while the other sectors was a net-borrower of U.S.$6.3 billion. The official reserve assets decreased by U.S.$10.4 billion, while the reserves of the banking sector increased by U.S.$4.0 billion in 2018. In 2018, the net errors and omissions item showed an inflow, which amounted to U.S.$10.8 billion.

In 2019, capital outflows recorded U.S.$1.3 billion. Net foreign direct investment was U.S.$6.3 billion. The portfolio investments registered U.S.$1.4 billion outflow. Regarding the sub-items, while banks realized net repayments of U.S.$1.0 billion, general government and other sectors issued bonds amounting to U.S.$3.6 billion and U.S.$0.2 billion, respectively. The banking sector and other sectors were net repayers of U.S.$8.1 billion and U.S.$3.4 billion, respectively in long-term loans. The official reserve assets increased by U.S.$6.3 billion, and the reserves of the banking sector increased by U.S.$3.6 billion. The net errors and omissions item showed an outflow of U.S.$5.5 billion.

In 2020, net foreign direct investment recorded U.S.$4.6 billion inflow, while portfolio investment registered U.S.$5.5 billion outflow. Under portfolio investment, the decline in external liabilities was mainly due to decreases of U.S.$5.0 billion and U.S.$4.3 billion observed respectively in non-residents’ holdings of domestic government bonds and equity securities, in contrast to net purchases of U.S.$4.6 billion observed in government’s eurobond issuances. For the the long-term loans, banks and other sectors were both net repayers of U.S.$5.3 billion and U.S.$4.3 billion, respectively. For the short-term loans, banks and other sectors borrowed U.S.$0.2 billion and U.S.$0.3 billion, respectively, on net basis. The official reserve assets recorded net outflow of U.S.$31.9 billion, and the reserves of the banks showed net outflow of U.S.$2.6 billion. Consequently, the net errors and omissions item recorded U.S.$1.6 billion outflow.

INTERNATIONAL RESERVES

Total international reserves which originated from foreign currency reserves of the Central Bank and commercial banks were U.S.$129.5 billion in 2016. In 2017, total international reserves increased by U.S.$6.6 billion and reached U.S.$136.2 billion. In 2018, total international reserves decreased by U.S.$5.7 billion to U.S.$130.4 billion. In 2019, total international reserves increased by U.S.$14.4 billion and reached U.S.$144.9 billion. In 2020, total international reserves decreased by U.S.$17.2 billion and reached to U.S.$127.7 billion. The decrease mainly stemmed from a decrease in CBRT’s foreign exchange reserves.

The following table presents the level of international reserves at the end of the years indicated:

Table 39

International Reserves (in billions of U.S. Dollars)

Years	CBRT Foreign Exchange Reserves (A)	Gold (B)	CBRT Total Reserves (C=A+B)	Banks Correspondence Accounts and Foreign Banknotes (D)	Total International Reserves (E=C+D)
2016	92.06	14.05	106.11	23.41	129.52
2017	84.19	23.54	107.73	28.43	136.16
2018	72.90	20.13	93.03	37.41	130.43
2019	78.61	27.09	105.70	39.16	144.86
2020	50.04	43.24	93.28	34.42	127.70

Source: CBRT

FINANCIAL SYSTEM

THE CENTRAL BANK

The Law on the Central Bank of Turkey (No. 1715) was enacted on June 11, 1930. The Central Bank (also referred to as the “CBRT”) was established in October 1931 and opened officially on January 1, 1932. On January 14, 1970, a new Central Bank Law No. 1211 was enacted. The goal of the new Central Bank Law was to redefine the authorities and responsibilities of the Central Bank and to enrich the monetary policy tools of the Central Bank so as to enable the Central Bank to play a more active and efficient role in the economy.

The Central Bank has the exclusive right to issue bank notes in Turkey. As the sole regulator of the volume and circulation of the national currency, the Central Bank controls the monetary supply through open market operations and by setting reserve requirements. The Central Bank’s open market operations desk maintains a portfolio of Government securities and conducts repurchases, reverse repurchases, direct sales and direct purchases. The Central Bank also regulates liquidity through the CBRT Interbank Money Market and Borsa Istanbul Repo and Reverse Repo Market. The Central Bank manages the official gold and foreign exchange reserves. The Central Bank holds foreign exchange reserves in support of a range of objectives, which include assisting the Turkish Government in meeting its foreign exchange denominated domestic and foreign debt obligations, maintaining foreign exchange liquidity against external shocks, supporting the monetary and exchange rate policies and providing confidence to the markets. The Central Bank’s reserves consist primarily of gold and foreign currency denominated deposits and marketable securities issued by foreign governments, supra-nationals and institutions, which have an explicit government guaranty. Besides the foreign exchange market, the Central Bank oversees the domestic markets for Turkish Lira deposits, foreign currency notes and foreign currency deposits. The Central Bank also engages in lending and the granting of credits through its discount window from time to time, though it has not done so to any material extent from January 1996 to date.

The Central Bank performs the traditional functions of a central bank, including the issuance of banknotes, establishing monetary and exchange rate policy in accordance with the needs of the economy so as to maintain price stability by taking into consideration development plans and annual programs, and advising the Government regarding financial matters.

In the aftermath of the February 2001 economic crisis, a series of reforms were put into effect in 2001 and 2002, including an amendment to the Central Bank Law that provided instrument independence, accountability and transparency, declared price stability as the sole and overriding objective of monetary policy and established a Monetary Policy Committee (the “MPC”) with the responsibility of setting the inflation target together with the Government. Further, in 2002, these reforms also included the establishment of the Turkish Lira Interbank Offer Rate, which plays an important role in the pricing of credit and other financial instruments, including forward foreign exchange rates, and the commencement of a primary dealership system supported by the Central Bank.

On January 31, 2004, the Law on the Currency Unit of Turkey (Law No. 5083) was published in the Official Gazette (No. 25363). In accordance with Law No. 5083, a new currency, known as New Turkish Lira or YTL, was introduced on January 1, 2005. The conversion rate of the old Turkish Lira to the New Turkish Lira is: TL 1,000,000 = YTL 1. The subunit of the New Turkish Lira is Yeni Kurus or Ykr; 1 New Turkish Lira is equal to 100 Kurus. Turkish Lira and New Turkish Lira banknotes and coins have been in physical circulation since January 2005. However, on January 1, 2006, the old Turkish Lira banknotes were withdrawn from circulation.

Under the inflation targeting framework, end-year inflation targets are set jointly with the Government and announced through the publication of “Monetary and Exchange Rate Policy” documents at the end of each year. The target variable is year-end inflation rates calculated by the annual percentage change of the Consumer Price Index. As part of the accountability mechanism, a symmetric uncertainty band for the inflation target is also announced. The quarterly inflation reports have assumed a significant role in the accountability mechanism. The CBRT makes detailed evaluations on inflation developments in the Inflation Reports throughout the year. As an element of accountability, an “Open Letter” is submitted to the government if inflation falls outside the uncertainty band at the end of the year. Along with the inflation targeting regime, the Central Bank is implementing the floating exchange rate regime.

In line with its primary objective of achieving and maintaining price stability, the Central Bank continued conducting monetary policy within the framework of the inflation-targeting regime. Monetary policy decisions are based on inflation expectations, pricing behavior and other factors affecting inflation. The target variable continued to be the year-end inflation rate calculated by the annual percentage change of the Consumer Price Index. As announced in the Monetary and Exchange Rate Policy for 2020, the inflation target has been kept at 5% per the agreement reached with the Government and the uncertainty band around the inflation target has been kept at 2 percentage points in both directions, as in previous years.

MONETARY POLICY AND INFLATION

Annual consumer inflation remained volatile across 2016 on the back of food inflation and reached to 8.5% by the end of 2016, overshooting the uncertainty band. Core inflation indicators posted a notable decline through the year but returned to an uptrend in December due to exchange rate developments in the final quarter. Weak economic activity prevented core inflation from deteriorating further. The breach of the uncertainty band around the inflation target was due largely to the TL depreciation as well as to the minimum wage adjustment and tax adjustments. In 2016, import prices, particularly oil prices, provided less support for inflation than in 2015. Annual energy inflation soared in the fourth quarter amid climbing exchange rates and oil prices and readjusted fuel taxes. Real unit wages made an increased contribution to inflation compared to 2015, the pass-through effects of which were more evident in labor-intensive sectors. The underlying trend of core goods inflation strengthened in the final quarter amid the Turkish Lira depreciation.

The CBRT’s policy stance remained tight against the inflation outlook, stabilizing against the foreign exchange liquidity and accommodative against financial stability in 2016. In the first quarter of 2016, slight alleviation of the volatility in global markets accompanied by the active use of policy tools, the tight liquidity policy and prudent macroprudential policy stance reduced the need for a wide interest rate corridor. In the March-September period of 2016, the decline in inflationist pressures, tightness in financial conditions and the moderate course of global financial markets facilitated the CBRT to implement simplification in the interest rate corridor policy. Accordingly, the upper bound of the corridor was lowered by 250 basis points through measured and cautious steps in the March–September period of 2016.

Persisting uncertainties surrounding global economic policies and the upward revision of the US policy-rate expectations caused fluctuations in financial markets and the exchange rate. To curtail the effects of these developments on inflation expectations and the pricing behavior, the CBRT implemented monetary tightening in November. Accordingly, the one-week repo rate and the CBRT overnight lending rate were raised by 50 and 25 basis points, respectively.

The CBRT adopted a series of liquidity measures to contain spillovers from the mid-July turbulence into financial markets and to enable the smooth functioning of markets. Accordingly, Turkish Lira deposit transactions were allowed to provide unlimited liquidity and the commission for the intraday liquidity facility was lowered to 0. Additionally, to inject Turkish Lira liquidity, banks were allowed to place limitless foreign exchange deposits as collateral. The flexibility of collateral management offered to banks through this facility bolstered banks’ liquidity management programs and contributed to the decline in off-balance sheet FX positions. Moreover, the composition of the set of securities pledged as collateral against the CBRT’s Turkish Lira liquidity facilities was also changed. As the need for the limitless collateral FX deposit facility abated in time due to the liquidity measures in place, the CBRT reinstated the use of upper limits on collateral FX deposits as of November 11, 2016.

Regarding reserve requirements, the CBRT made several amendments during 2016. As deposits/participation funds obtained from banks abroad were regarded as non-core liabilities, these liabilities became subject to the RR ratios of non-deposit liabilities in February 2016. CBRT provided Turkish Lira and FX liquidity to the financial system by changing Turkish Lira and FX reserve requirement ratios, reserve option coefficients for FX and gold facility in August, September and November 2016. In order to provide more flexibility to financial institutions and banks, the upper limit of FX reserve requirements that can be maintained as average accounts (not blocked accounts) has been increased to 4 points from 3 points in October 2016. In order to bring out residents’ gold into the economy and to increase foreign exchange reserves, CBRT introduced a new gold maintenance facility of 5% under ROM, in which only wrought or scrap gold collected by banks from residents were accepted in October 2016.

At the start of 2017, the CBRT delivered a significant monetary tightening in order to curtail the deterioration in the inflation outlook. To this end, the CBRT raised its overnight lending rate to 9.25% from 8.5% and its Late Liquidity Window (“LLW”) lending rate to 11% from 10%. A variety of liquidity measures were also introduced in order to counter the adverse impact that the heightened volatility in the foreign exchange market might have on price stability and financial stability. The CBRT ceased to conduct its one-week repo auctions on January 12, 2017, limited the amount of funding supplied via the Borsa Istanbul Repo/Reverse Repo Market, gradually reduced the borrowing limits assigned to banks taking part in the CBRT Interbank Money Market (reaching zero by the end of the year), and provided an increasingly greater portion of the system’s funding needs through the LLW. Moreover, foreign exchange reserve requirement ratios were reduced to provide additional liquidity to the financial system. Also, the remuneration rate of Turkish Lira reserves was changed to 400 basis points less of interest rate of one week repo.

By March, however, the cost-push pressures exerted by the cumulative depreciation of the Turkish Lira were fueling a palpable rise in inflation notwithstanding the moderately positive trends in economic activity. It was anticipated that inflation would continue to rise in the short-term owing to the base effect in unprocessed food prices. In view of these developments, at the March MPC meeting, the CBRT raised its LLW lending rate to 11.75% from 11.0%.

In view of the elevated level of inflation and risks to the pricing behavior due to the lagged effects of Turkish Lira depreciation, the rise in import prices, and the increase in food prices, in April, the CBRT opted to further strengthen its monetary tightening. The LLW lending rate was increased to 12.25% from 11.75%.

Backed by accommodative incentives and measures taken in the first half of 2017 to alleviate inflationary pressures stemming from the worsening exchange rate, Turkey’s economic activity grew stronger. Nevertheless, high levels of inflation and inflation expectations as well as developments in the core inflation outlook continued to pose risks to pricing behavior. Therefore, the CBRT maintained its tight monetary policy stance in June and July while it gradually strengthened the level of monetary policy prudence through its communication in September and October.

In November 2017, the CBRT’s weighted average funding rate settled at 12.25%, identical to its LLW rate. Regarding ROM, the CBRT lowered the upper limit of the FX facility to 55% from 60%, thereby providing the banking system with additional foreign currency liquidity. The CBRT also announced that export rediscount credit borrowers would be allowed to repay their obligations in Turkish Liras converted at a fixed rate. On November 20, 2017, the CBRT began conducting Turkish Lira Settled Forward Foreign Exchange Auctions in order to effectively manage the real sector’s exchange rate risks and counteract any excessive volatility that might take place in exchange rates. In December 2017, the CBRT raised the LLW lending rate to 12.75% from 12.25%.

Throughout 2017, the CBRT strengthened monetary tightening gradually to contain the worsening in the inflation outlook. Since the tightening cycle started in November 2016, the average cost of funding provided by the CBRT has been raised by -460 bps as of the end of 2017 to 12.8%. As of the end of December 2017, 1-year and 2-year ahead inflation expectations rose by 143 bps to 9.3% and 120 bps to 8.5%, respectively, falling short of the rise in the average cost of funding in the November 2016-December 2017 period.

In January 2018, the Central Bank released the first-quarter inflation report. The Central Bank revised its inflation forecast for 2018 from 7.0% to 7.9% and for 2019 from 6.0% to 6.5%. The Central Bank stated that the inflation outlook deteriorated in the fourth quarter of 2017 due to rising food prices as well as mounting cost pressures driven by exchange rates and commodity prices. It stated that the elevated levels of inflation and inflation expectations continue to pose risks to pricing behavior. The Central Bank noted that medium-term inflation expectations have not displayed any improvement, yet indicated that upside risks to inflation posed both by wage adjustments and pricing behavior persist. The Central Bank also noted that these risks may hinder expected improvement of the inflation outlook in early 2018. In April 2018, the Central Bank released the second-quarter inflation report. The Central Bank revised its inflation forecast for 2018 from 7.9% to 8.4% and kept 2019 unchanged at 6.5%. The Central Bank stated that the annual consumer inflation is projected to fluctuate in the short term due to the lagged effects of exchange rate and oil price developments as well as base effects, while risks are judged to be on the upside. On July 24, 2018, the MPC evaluated the medium-term inflation forecasts for the July Inflation Report. Accordingly, inflation projections were revised as follows: 13.4% at the end of 2018, 9.3% at the end of 2019, 6.7% at the end of 2020 and stabilizing around 5.0% over the medium term. The MPC kept the policy rate unchanged and stated that it will monitor pricing behavior, developments in global risk appetite, the contribution of fiscal policy to the rebalancing, and the lagged effects of the monetary policy closely in the coming period. In addition, the MPC noted that it will review the monetary policy stance if these factors deviate from the baseline scenario, depending on the change in the inflation outlook. In its October 2018 Inflation Report, the Central Bank revised its inflation forecast for 2018 to 23.5% compared to 13.4% in July 2018. According to the Central Bank, the bulk of this increase stemmed from the depreciation of exchange rates, the changes in pass-through from exchange rates to inflation in the third quarter and the increases in energy prices excluding fuel oil that remained above the assumptions of the previous report.

On April 25, 2018, the MPC held a meeting at which it kept the one-week repo auction rate at 8.00%, the overnight borrowing interest rate at 7.25% and the marginal funding rate at 9.25%. However, the MPC increased the late liquidity window overnight lending rate from 12.75% to 13.5%. The MPC stated that recently released data indicated that economic activity maintains its strength, domestic demand continues to expand and external demand contributes positively to exports. The MPC also noted that current elevated levels of inflation and inflation expectations continue to pose risks on pricing behavior and that upside movements in import prices have increased such risks. Accordingly, the MPC decided to implement a measured monetary tightening to support price stability. The MPC also stated that the Central Bank will continue to use all available instruments in pursuit of the price stability objective. The MPC indicated that tight stance in monetary policy will be maintained decisively until inflation outlook displays a significant improvement, independent of base effects and temporary factors, and becomes consistent with the targets. The MPC further stated that inflation expectations, pricing behavior and other factors affecting inflation will be closely monitored and, if needed, further monetary tightening will be delivered.

On May 7, 2018, the Central Bank decreased the upper limit for the foreign exchange maintenance facility within the reserve options mechanism from 55% to 45%. The Central Bank increased the daily amount of Foreign Exchange Deposits against Turkish Lira Deposits auctions from U.S.$1.25 billion to U.S.$1.5 billion on May 9, 2018. Throughout 2018, the auction amount was reduced to U.S.$500 million from U.S.$1.5 billion, the highest level in 2018.

On May 23, 2018, the MPC raised the late liquidity window overnight lending rate from 13.5% to 16.5%. The MPC stated that the recent unhealthy price formations in the markets and the ongoing increase in inflation expectations continue to pose risks to pricing behavior. Against this background, the MPC decided to implement a strong monetary tightening to support price stability. At the meeting, the MPC also agreed to simplify the operational framework in order to enhance the predictability of monetary policy and strengthen the transmission mechanism.

On May 25, 2018, considering the developments in the market and high volatility in exchange rates, it was decided that the repayments of rediscount credits for export and FX earning services that were extended before May 25, 2018, which would be due by July 31, 2018, could be made in Turkish Lira provided that they were paid at maturity.

On May 28, 2018, the Central Bank decided to complete the simplification process regarding the operational framework of the monetary policy by making the one-week repo rate the policy rate which will be equal to the current funding rate (16.50%). The Central Bank also stated that overnight borrowing and lending rates would be determined at 150 basis points below/above the one-week repo rate. The new operational framework took effect on June 1, 2018. On June 7, 2018, the MPC held a meeting during which it raised the policy rate (one week repo auction rate) from 16.5% to 17.75%. The MPC stated that with the strong policy response at the interim meeting on May 23, 2018 and the simplified operational framework, it has partially restrained the domestic financial market volatility. The MPC also noted that the current elevated levels of inflation and inflation expectations continue to pose risks on pricing behavior. Accordingly, the MPC decided to further strengthen the monetary tightening in June to support price stability.

In June and September 2018, the remuneration rate of TL reserve requirements was increased.

On August 6, 2018, the Central Bank lowered the upper limit for the foreign exchange maintenance facility within reserve options mechanism from 45% to 40% in order to provide FX liquidity to banks. On August 13, 2018, the Central Bank introduced Turkish Lira and foreign exchange liquidity management measures in order to support financial stability and sustain the effective functioning of markets. Within the framework of intraday and overnight standing facilities, the Central Bank stated that it would provide all the liquidity the banks needed. The Central Bank also stated that the discount rates for collaterals against Turkish Lira transactions would be revised based on type and maturity, thus providing banks with flexibility in their collateral management. Collateral FX deposit limits for Turkish Lira transactions of banks have also been raised. Foreign exchange liquidity management measures include option to borrow foreign exchange deposits in one-month maturity and if deemed necessary increase in foreign exchange deposit limits.

Moreover, to support effective functioning of financial markets and flexibility of the banks in their liquidity management, Turkish Lira and FX reserve requirement ratios have been reduced.

On August 13, 2018, the Central Bank introduced Turkish Lira and foreign exchange liquidity management measures in order to support financial stability and sustain the effective functioning of markets. The Central Bank stated in the framework of intraday and overnight standing facilities that it would start to provide all the liquidity the banks needed. The Central Bank stated that Turkish Lira liquidity management measures include revision of discount rates for collaterals against Turkish Lira transactions based on type and maturity and increase in foreign exchange collateral deposit limits for Turkish Lira transactions of banks from €7.2 billion to €20 billion. Foreign exchange liquidity management measures include option to borrow foreign exchange deposits in one-month maturity and if deemed necessary increase in foreign exchange deposit limits. Moreover, to support effective functioning of financial markets and flexibility of the banks in their liquidity management, Turkish Lira and FX reserve requirement ratios were reduced, average maintenance facility for FX liabilities was raised from 4% to 8% and, in addition to U.S. Dollars, maintenance in terms of Euro was allowed under ROM FX maintenance facility.

On August 15, 2018, the Banking Regulation and Supervision Agency (the “BRSA”) announced that total notional principle amount of banks’ currency swaps and other similar products (spot and forward foreign currency transactions) with foreign counterparties where at the initial date local banks pay TL and receive foreign currency, cannot exceed 50% of the bank’s most recently calculated regulatory capital. The limit was reduced to 25% by the BRSA on August 15, 2018. On August 17, 2018, the BRSA announced that in addition to the swap transactions, forward, option and other similar derivative transactions of banks (other than swaps), which local banks carry out to receive TL at the maturity date, have also been included within the scope of the limitation set forth above. A BRSA announcement made on September 8, 2018 provided an exception and took the transactions of banks with their foreign subsidiaries out of the restriction, on the condition that such subsidiaries are credit or financial entities subject to consolidation with Turkish banks. On September 17, 2018, the BRSA announced that transactions with a maturity of “90 to 360 days” shall be weighted 75% and transactions with a maturity of “360 days and over” shall be weighted 50% in the calculation of the transactions included within the 25% limit.

On August 17, 2018, the Central Bank signed a swap agreement with Qatar Central Bank over Turkish Lira and Qatari Riyal and concluded with an overall limit of U.S.$3 billion. On August 29, 2018, the Central Bank decided that the banks’ borrowing limits for overnight transactions at the Interbank Money Market would be reinstated at twice the limits applicable before August 13, 2018.

On August 31, 2018, the Central Bank announced that in addition to the Turkish Lira-settled forward foreign exchange sale auctions held at the Central Bank, transactions will also be conducted at the Derivatives Market operating under Borsa İstanbul to contribute to the effective functioning of foreign exchange markets. The Central Bank also announced that Turkish Lira currency swap market has been opened at the Central Bank to increase the efficiency in Turkish Lira and foreign exchange liquidity management. The Central Bank noted that the transactions would be conducted via quotation method with banks authorized in the Foreign Exchange and Banknotes Market within their pre-determined limits. On October 31, 2018, the Central Bank announced that such transactions would start on November 1, 2018 and that the banks’ limits would be 10% of their pre-determined Foreign Exchange and Banknotes Market transaction limits.

On September 3, 2018, the Central Bank stated that recent developments regarding the inflation outlook indicated significant risks to price stability and that it would take the necessary actions to support price stability. Accordingly, monetary stance would be adjusted at the September Monetary Policy Committee Meeting in view of the latest developments.

On September 13, 2018, the MPC decided to increase the policy rate from 17.75% to 24.00%. The MPC reiterated that tight stance in monetary policy would be maintained decisively until inflation outlook displays a significant improvement. The MPC added that inflation expectations, pricing behavior, lagged impact of recent monetary policy decisions, contribution of fiscal policy to rebalancing process, and other factors affecting inflation would be closely monitored and, if needed, further monetary tightening would be delivered. In addition, it was announced that one-week repo auctions, which were suspended as of August 13, 2018, resumed as of September 14, 2018. On September 13, 2018, Decree No. 32 Regarding Protection of the Value of Turkish Currency was amended by the Presidential Decree No. 85. The amendment requires that the transaction value and other payment obligations arising from certain types of transactions, conducted between Turkish residents, are prohibited from being in a foreign currency or to be indexed to a foreign currency. These types of transactions are (i) sale and purchase of moveable properties and real estate, (ii) all kinds of leasing of moveable properties and real estate including vehicles and financial leasing, (iii) employment, (iv) service and (v) construction. The amendment stipulates that foreign currency values in the transactions executed before the enactment of the Presidential Decree shall be re-determined in Turkish Lira by their parties within 30 days from September 13, 2018. The Ministry of Treasury and Finance is authorized by the Presidential Decree to determine certain exceptions. On October 6, 2018, Communique No. 2018-32/51, which amends the Communique in relation to Decree No. 32 Regarding the Protection of the Value of Turkish Currency, was published in the Official Gazette. Communique No. 2018-32/51 specifies the scope of the restrictions and sets out certain exceptions that will allow payment obligations in business agreements to be made in foreign currencies or indexed to foreign currencies. On November 16, 2018, Communique No. 2018-32/52, which amended the scope of the exceptions, was published in the Official Gazette.

On October 25, 2018, the MPC decided to keep the policy rate constant at 24%. The MPC stated that recent developments regarding the inflation outlook point to significant risks to price stability and that price increases have shown a generalized pattern across subsectors, reflecting the movements in exchange rates. The MPC also stated that tight stance in monetary policy will be maintained until the inflation outlook displays a significant improvement. Within the framework of simplifying collateral conditions, collaterals maintained by banks for TL and FX markets within CBRT is combined. As of November 30, 2018, the transition to the common collateral system has been completed. Besides the collateral conditions were eased during the year such as discount rates were reduced and the acceptable collateral set was widened.

On December 13, 2018, the MPC decided to keep the policy rate constant at 24% by stating that while developments in import prices and domestic demand conditions have led to some improvement in the inflation outlook, risks on price stability continue to prevail. Accordingly, the MPC has decided to maintain the tight monetary policy stance until the inflation outlook displays a significant improvement.

In 2019, the CBRT kept its tight monetary policy stance for an extended period throughout the first half of the year, in order to steer inflation expectations toward its interim targets provided in the Inflation Reports. The communication of monetary policy was explicitly based on the indicators for the underlying inflation trend, and the policy stance was determined in a way to ensure the continuation of the disinflation process in line with the targeted path. The CBRT’s inflation forecasts played a key role in the decision-making process and in managing inflation expectations as forecast credibility built up throughout the year.

In the first half of 2019, the CBRT kept the one-week repo auction rate constant at 24% and introduced a series of decisions regarding the liquidity management. The decline in the cumulative exchange rate effects due to the tight monetary policy stance and strong policy coordination, and the mild course of domestic demand led to a marked improvement in inflation dynamics. In the second half of the year, considering the improvement in the inflation outlook, the CBRT reduced the policy rate to 12% via rate cuts in July, September, October and December.

Assessing that the course of inflation was in line with the year-end projections, the CBRT continued policy-rate cuts which started in July 2019, and reductions in the policy rate totaled 125 basis points in January and February 2020. In the early phases of the pandemic, despite the depreciation in the Turkish lira, in line with global developments, plummeting international commodity prices, with oil and metal prices in the lead, affected the inflation outlook favorably. In this context, assessing that downward risks to the year-end inflation projections has increased, the CBRT delivered a policy rate reduction of 200 basis points in March and April. In this period, to contain the adverse effects led by the pandemic on the Turkish economy, the CBRT announced comprehensive sets of measures aiming at maintaining the healthy functioning of financial markets, the credit channel and the cash flows to firms.

In May, noting the rise in unit costs led by declining production and sales, in contrast to the increasing disinflationary effects of aggregate demand conditions, the CBRT assessed that inflation might pick up slightly in the short term, hence, made a measured cut in the policy rate by 50 basis points. In June, the CBRT underlined that despite the limiting effects of aggregate demand conditions, the trend of core inflation indicators crept up due to the pandemic-driven rise in unit costs and kept the policy rate unchanged. Although maintaining the projection that demand-driven disinflationary effects would be more prevalent in the second half of the year, the CBRT kept the policy rate unchanged in July as the risks to year-end inflation projection were upside.

To keep inflation expectations under control and contain the risks to the inflation outlook, coordinated steps towards tightening the pandemic-specific policies were initiated as of early August 2020. Therefore, weekly repo auctions were suspended and the funding need was provided at overnight maturity. In September, the CBRT decided to increase policy rate by 200 basis points to restore the disinflation process and enhance price stability. The CBRT kept the policy rate intact in October, yet decided to maintain the tight stance in monetary and liquidity policies until an evident improvement is seen in the inflation outlook. The monetary policy operational framework was changed and the margin between the CBRT Late Liquidity Window (LON) lending rate and overnight lending rate was set as 300 basis points.

Amid the tightening efforts in the post-pandemic period, the weighted average funding cost increased by about 750 basis points to 14.87% during July-October period. In November, to remove the risks to the inflation outlook, contain inflation expectations and restore the disinflation process within the shortest time possible, the policy rate was raised from 10.25% to 15%. In addition to the decision to raise the policy rate, the CBRT also simplified the operational framework of monetary policy and decided to make all the short-term funding through the one-week repo rate, which is the main policy tool. In December, to restore the disinflation process as soon as possible and taking the end-2021 forecast target into account, the policy rate was raised from 15% to 17%.

In 2019, funding via OMO was mostly done by one-week repo auctions but weekly repo auctions were suspended twice during the year due todevelopments in financial markets. In these suspension periods, the entirety of CBRT funding was carried out over the CBRT overnight lending rate and overnight repo rates at the BIST converged to the upper bound of the CBRT’s interest rate corridor. As of June 17, 2019, primary dealers were provided with the facility to obtain liquidity within the framework of OMO at an interest rate set at 100 basis points below the CBRT’s policy rate. The share of liquidity offered under this facility remained limited within the funding need of the system.

To ensure effective functioning of markets and transmission mechanisms in the face of volatilities and unhealthy price formation in financial markets, the CBRT expanded its set of instruments in addition to the policy rate in 2019. Accordingly, to contain the adverse effects of the supply and demand imbalances that occurred in the offshore swap markets in the last week of March, the CBRT gradually raised the total limit of outstanding swap transactions at the Turkish Lira Currency Swap Market. It was noted that banks intensively used the CBRT’s swap facilities. In this regard, since the majority of the funding need of the system was met by the swap facilities of the CBRT, net funding via OMO gradually declined.

Throughout 2019, the CBRT also made some changes to reserve requirements to allow the use of this facility in a more flexible and effective way as a macroprudential tool to support financial stability.

In January 2019, deposits/participation funds of official institutions were excluded from the liabilities subject to reserve requirements, and Provisional Article 6 of the Communiqué on Reserve Requirements was revoked considering the significant decline in the liabilities under this article.

In February 2019, Turkish Lira reserve requirement ratios were reduced by 100 basis points for deposits and participation funds with maturities up to 1 year and for other liabilities with maturities up to (and including) 3 years, and by 50 basis points for all other liabilities subject to reserve requirements. Moreover, the upper limit of the facility of holding standard gold converted from wrought or scrap gold collected from residents was increased from 5% to 10% of Turkish Lira reserve requirements.

In April 2019, the coverage of deposits/participation funds of official institutions excluded from liabilities subject to reserve requirements was expanded to include deposits/participation funds of official institutions subject to the Public Treasurership Regulation.

In early May, the upper limit for the FX maintenance facility within the reserve options mechanism was lowered from 40% to 30% and reserve requirement ratios for FX liabilities were increased by 100 basis points for all maturity brackets. At the end of May, reserve requirement ratios for FX deposits/participation funds were increased by 200 basis points for all maturity brackets.

In June 2019, the TL and FX reserve requirement ratios for financing companies were set at 0% in all maturities.

In July 2019, reserve requirement ratios for FX deposits/participation funds were increased by 100 basis points for all maturity brackets.

With an amendment to the CBRT Law No. 1211 in July 2019, in addition to banks’ liabilities, their other on- and off-balance sheet items deemed appropriate by the CBRT could be subjected to reserve requirements. Accordingly, in August 2019, the reserve requirement ratios for Turkish Lira liabilities and the remuneration rates for Turkish Lira-denominated required reserves were linked to the annual growth rates of banks’ total Turkish Lira-denominated performing loans. Accordingly, the reserve requirement ratio for Turkish Lira liabilities for banks with a loan growth between 10% and 20% (reference values) was set at 2% in all maturity brackets excluding deposits and participation funds with 1-year or longer maturity and other liabilities with longer than 3-year maturity. Additionally, the remuneration rate applied to Turkish Lira-denominated required reserves was set at 15% for banks with a loan growth between the reference values and at 5% for others.

On August 5, 2019 the remuneration rate for US dollar-denominated required reserves, reserve options and free deposits held at the CBRT was decreased from 2% to 1%; and to 0% on September 19, 2019.

In September 2019, reserve requirement ratios for FX deposits/participation funds were increased by 100 basis points for all maturity brackets.

In October 2019, the remuneration rate applied to Turkish Lira-denominated required reserves was decreased by 500 basis points and determined as 10% for banks with a loan growth rate within the reference values and to 0% for other banks.

In December 2019, considering the usefulness of having a reserve requirement practice that would support financial stability by encouraging channeling loans towards production-oriented sectors rather than consumption-oriented ones, a revision was made in the reserve requirement regulation. Accordingly, banks will be able to benefit from reserve requirement incentives under the following conditions:

a) For banks with a real annual loan growth rate above 15%: If their adjusted real loan growth rate, which is calculated by deducting the entire real changes in commercial loans with a 2-year and longer maturity and housing loans with a 5-year and longer maturity from the numerator of the growth rate formula, is below 15%,

b) For banks with a real annual loan growth rate below 15%: If their adjusted real loan growth rate, which is calculated by deducting 50% of the real change in retail loans excluding housing loans with a five-year and longer maturity from the numerator of the growth rate formula, is above 5%.

At the end of December 2019, reserve requirement ratios for FX deposits/participation funds were increased by 200 basis points and, in order to make sure that banks fulfilling the loan growth conditions are not affected by this increase, these ratios were applied 200 basis points lower for banks fulfilling the loan growth condition.

In 2020, the CBRT continued to use required reserves in an effective and flexible way to support its main policy instrument of short term interest rates.

In January 2020, concerning the required reserve and notice FX deposit accounts at the CBRT, it was decided that annual commission rates of:

• 0.025 (25 per thousand) would be applied to the FX amount held in USD for the portion that should be maintained against USD-denominated deposit/participation fund liabilities (excluding deposits/participation funds obtained from banks abroad), and

• 0.0025 (25 per ten thousand) would be applied to the FX amount held in EUR and USD for the portion that should be maintained against non-USD FX deposit/participation fund liabilities (excluding deposits/participation funds obtained from banks abroad).

Additionally, within the scope of the Reserve Options Mechanism, the upper limit of the facility of holding standard gold was decreased from 30% to 20% of Turkish lira reserve requirements. In addition, the upper limit of the facility of holding standard gold converted from wrought or scrap gold collected from residents was increased from 10% to 15% of Turkish lira reserve requirements. March 2020, a revision to the reserve requirement regulation stipulated that banks would be able to benefit from reserve requirement incentives under the following conditions:

• For banks with a real annual loan growth rate above 15%: If their adjusted real loan growth rate, which was calculated by deducting the entire real changes in loans with a longer-than-two-year maturity extended to selected sectors and housing loans with a five-year and longer maturity from the numerator of the growth rate formula, was below 15%,

• For banks with a real annual loan growth rate below 15%: If their adjusted real loan growth rate, which was calculated by deducting 75% of the real change in retail loans excluding housing loans with a five-year and longer maturity and the entire TL loans extended starting from 9 March 2020 to facilitate early repayment or early restructuring of FX cash loans from the numerator of the growth rate formula, was above 5%.

Additionally, the remuneration rate for Turkish lira required reserves was reduced from 10% to 8% for banks that fulfilled the real annual loan growth conditions while it was left unchanged at 0% for banks that failed to fulfill the conditions. FX reserve requirement ratios were reduced by 500 basis points in all liability types and all maturity brackets for banks that met real loan growth conditions within the context of the reserve requirement practice.

In June, the CBRT decided to suspend until the year end the enforcement of the rule of having an adjusted real loan growth rate below 15% for banks with a real annual loan growth rate above 15% in order to be able to benefit from reserve requirement incentives.

In July, the remuneration rate for Turkish lira required reserves was reduced from 8% to 7% for banks that fulfilled the real annual loan growth conditions, while it was left unchanged at 0% for banks that failed to fulfill the conditions. FX reserve requirement ratios were increased by 300 basis points in all liability types and maturity brackets for all banks.

In August 2020, the CBRT decided to raise FX reserve requirement ratios for banks fulfilling real loan growth conditions by 700 basis points for precious metal deposit accounts and by 200 basis points for all other FX liabilities, for all maturity brackets. In addition, Turkish lira reserve requirement ratios were increased by 200 basis points for all deposits / participation funds liabilities with a maturity up to 6 months and other liabilities with a maturity up to 1 year, and by 150 basis points for other liabilities with a maturity up to 3 years.

In October, the remuneration rate for Turkish lira required reserves was increased to 9% from 7% for banks that fulfilled the real annual loan growth conditions, and to 2% from 0% for banks that failed to fulfill the conditions.

In addition, concerning the FX amounts held in the required reserve and notice FX deposit accounts at the CBRT, the annual commission rate applied to the FX amount held in USD for the portion that should be maintained against USD-denominated deposit/participation fund liabilities (excluding deposits/participation funds obtained from banks abroad) was reduced to 0.0125 (12.5 per thousand), Furthermore, the annual commission rate applied to the FX amount held in EUR and USD for the portion that should be maintained against non-USD FX deposit/participation fund liabilities (excluding deposits/participation funds obtained from banks abroad) was reduced to 0.00125 (12.5 per ten thousand).

In November 2020, the CBRT decided to repeal the reserve requirement practice that links the reserve requirement ratios and remuneration rates to real loan growth rates, and to apply the same reserve requirement ratios and remuneration rates to all banks. Accordingly, the remuneration rate for Turkish lira-denominated required reserves was set at 12% for all banks, and the commission rate applied to the required reserves maintained against USD-denominated deposit/participation fund liabilities was reduced to 0% from 1.25%.

On December 18, 2019, the BRSA announced that the total notional amount of banks’ currency swaps, forwards, options and other similar products with non-residents with remaining maturity of seven days or less, where at the maturity date, local banks pay TL and receive FX in exchange (right way), should not exceed 10% of the bank’s most recently calculated regulatory capital. On February 9, 2020, the BRSA announced that the total notional amount of banks’ currency swaps, forwards, options and other similar derivative transactions (total amount of wrong-way derivatives transactions) with non-residents where banks receive TL at the maturity date, have been limited not to exceed 10% of the bank’s most recently calculated regulatory capital, while this restriction does not apply to the transactions with their non-resident financial subsidiaries and affiliates which are subject to consolidation. The above-mentioned ratio related with the wrong-way derivatives transactions has been applied as 1% by the BRSA as of April 12, 2020. Moreover, on April 12, 2020, the BRSA announced that in each calendar day the right way transactions with a remaining maturity of “up to 7 days”, “up to 30 days” and “up to 1 year” have been limited not to exceed 1%, 2% and 10% of the bank’s most recently calculated regulatory capital, respectively.

On November 25, 2019, to facilitate bilateral trade in respective local currencies and to support financial stability of the two countries, a swap amendment agreement was signed between the Central Bank of the Republic of Turkey and Qatar Central Bank. The overall limit has been increased to U.S.$5 billion equivalent of Turkish Lira and Qatari riyal.

Considering rise in the amount of Turkish Lira funding that banks demanded from CBRT, FX Deposits against TL Deposits actions were suspended in March 2019. On August 5, 2019, the CBRT decided that Turkish Lira currency swap transactions conducted via the quotation method would also be executed with one, three and six month maturities via the traditional auction (multiple price) method. The total limit of outstanding swap transactions at the Turkish Lira currency swap market lowered from 40% to 20% of banks’ total transaction limits at the Foreign Exchange and Banknotes Markets and a limit of 20% was defined for transactions to be conducted via the auction method.

On May 7, 2019, the CBRT opened a Turkish Lira Gold Swap Market (for transactions on the buy side) to increase the effectiveness of banks’ liquidity management and contribute to bringing gold savings into the financial system. Regarding the Turkish Lira Gold Swap Market, the total amount of transactions is set at 112 tons.

On October 1, 2019, a Foreign Exchange Gold Swap Market (for transactions on both the buy and sell sides) was introduced. Regarding the Foreign Exchange Gold Swap Market, the total amount of gold swap transactions is set at 112 tons for the buy-side transactions and the total amount of transactions on the sell-side is set at 100 tons.

The CBRT continued to conduct TL Gold Swap Market and FX Gold Swap Market transactions in 2020, as well. Due to the increased demand of domestic banks for gold swap transactions, the CBRT gradually raised the limits for gold swap operations; from 112 tons to 133.5 tons for the FX Gold Swap Market and from 112 tons to 119.5 tons for the TL Gold Swap Market. The CBRT also started to hold gold swap transactions conducted via the traditional (multi-price) auction method on April 24, 2020.

Banks continued to use Gold Against Foreign Exchange Market at the CBRT extensively in 2020 to meet local gold demand. Moreover, CBRT started to carry out location swap transactions and sell gold against FX at the BIST Precious Metals and Diamond Market on March 31 and September 25, respectively, in 2020. Beginning in October 2020, purchases of gold domestically produced from ore against Turkish Lira were suspended.

Table 40

Selected Central Bank Balance Sheet Data (in millions of Turkish Lira)	2016	2017	2018	2019	2020
ASSET	345,423.1	396,221.9	461,204.1	646,509.2	820,158.7
Foreign Assets	381,040.5	436,818.8	506,863.9	638,127.7	699,465.0
Domestic Assets	18,227.6	16,415.1	-655.2	58,132.2	188,639.1
Cash Operations	—	—	—	—	—
FX Revaluation Account	-53,845.0	-57,012.0	-45,004.7	-49,750.8	-67,945.4
IMF Emergency Assistance	—	—	—	—	—
LIABILITY	345,423.1	396,221.9	461,204.1	646,509.2	820,158.7
Total Foreign Liabilities	260,927.5	299,700.7	347,210.6	419,807.5	673,546.2
Liabilities to Non-Residents	9,964.4	9,135.3	21,738.6	24,700.3	41,739.4
Liabilities to Residents	250,963.1	290,565.4	325,471.9	395,107.2	631,806.8
Central Bank Money	84,495.6	96,521.2	113,993.6	226,701.7	146,612.5
Reserve Money	167,984.2	174,101.7	192,199.5	203,771.0	382,288.5
Currency Issued	122,959.9	131,457.7	132,261.7	153,362.4	188,368.4
Deposits of Banking Sector	44,343.7	41,961.4	59,329.2	50,094.2	193,601.8
Extra Budgetary Funds	171.9	172.4	210.5	175.8	163.6
Deposits of Non-Banking Sector	508.6	510.3	398.0	138.6	153.6
Other Central Bank Money	-83,488.6	-77,580.5	-78,205.9	22,930.6	-235,676.0
Open Market Operations	-95,505.5	-117,744.4	-95,699.7	-9,929.4	-277,038.2
Deposits of Public Sector	12,017.0	40,163.9	17,493.7	32,860.0	41,362.2

Source: CBRT

The following table presents key monetary aggregates for the dates indicated:

Table 41

(in millions of Turkish Lira)	2016	2017	2018	2019	2020
M1	382,724.83	450,620.26	509,674.31	718,816.37	1,219,228.35
M2	1,406,870.97	1,628,018.90	1,938,996.99	2,445,446.61	3.326,352.84
M3 (M2 + funds received from repo transactions + money market funds + debt securities issued with maturity of less than 2 years)	1,452,354.43	1,686,379.87	1,994,691.01	2,554,042.03	3,421,467.05

M1 = Currency in circulation + Demand deposits (TRY, FX)

M2 = M1 + Time deposits (TRY, FX)

Source: CBRT

The following table presents the discount rates of the Central Bank for the dates indicated:

Table 42

Discount Rates

Year	Discount Rates
2016	8.75%
2017	8.75%
2018	18.50%
2019	12.75%
2020	15.75%

Source: CBRT

BANKING SYSTEM

The Turkish banking system (TBS) is currently regulated and supervised by the Banking Regulation and Supervision Agency (the “BRSA”), which is an independent public entity with administrative and financial autonomy that has supervised banks and certain other financial institutions since August 31, 2000. The BRSA, whose administrative body is the Banking Regulation and Supervision Board (BRSB), was established under the Law No. 4389, as amended by the current Banking Law (Law No. 5411). The Banking Act (Law No. 5411) was prepared in accordance with EU directives and international principles and standards and published in the Official Gazette dated November 1, 2005 (No. 25983).

The Savings Deposit Insurance Fund (SDIF) is a public legal entity with independent authority and duty to insure savings deposits and resolve instances where the BRSA intervenes in banks through the transfer or merger of these banks with another bank, the transfer of its shares to third parties, or liquidation. The duties and powers of SDIF are currently regulated by the above-mentioned Banking Law.

As of the end of 2020, 54 banks were operating in Turkey, including 14 investment and development banks, 6 participation banks, and 34 commercial deposit banks, of which 3 were state banks, 8 were private banks, 21 were foreign banks and 2 were SDIF banks. The share of local private banks and foreign banks in terms of asset size, stood at 29.7% and 25.1%, respectively, as of 2020 year-end decreased from 2019 year-end figures of 32.5% and 26.5%, respectively. During that period, the share of state banks increased from 41.0% to 45.3% in 2020.

After the slowdown in economic growth and the emergence of financial market volatilities, the macro-financial outlook in Turkey was improving in the second half of 2019. The economic rebalancing was significant, and the economic recovery was gaining momentum before COVID-19 outbreak. In 2020, the global COVID-19 pandemic has caused significant market disruptions mainly due to pandemic-driven volatilities in global financial markets and the deterioration in expectations. To remedy pandemic-related disruptions, expansionary monetary policy and government-guaranteed credit schemes (Credit Guarantee Fund) have been enacted, mostly led by state banks. These measures have resulted in a V-shaped recovery. In this context, the BRSA took a series of new measures to support the banking sector and accordingly the economy. The aim was to maintain the operationality of credit channels and support SMEs and households in need of working capital and liquidity, respectively, while promoting financial stability. Thanks to credit incentives in the form of asset ratio (AR) implementation (which policy was subsequently revoked), increase in the Credit Guarantee Fund (CGF) limits and low-cost lending campaigns, loan growth (particularly led by state banks) accelerated significantly. The total FX adjusted annual loan growth rose from 10% in March to 27.5% in mid of August 2020. In the 3rd quarter of 2020 economic recovery was more evident. Then, CBRT started to tighten monetary stance gradually in that quarter due to inflationary concerns, along with simplified monetary policy framework. As a result lending momentum has lost steam starting from September 2020, and the FX adjusted annual loan growth was realized at 25% as of end of year 2020.

The volume of loans reached to U.S.$484.1 billion which constitutes 58.6% of banking sector’s total assets as of December 2020. The increase in total loans has stemmed from both the TL denominated commercial loans and consumer loans. As of December 2020, the retail segment posted a growth rate of 41.6% and the commercial segment displayed a growth rate of 19.9%, annually.

In addition, BRSA made a series of new decisions to support the banking sector and the economy. Most of the measures taken by the BRSA have been designed with the same rationale with the EUCovid-19 measures. These measures will be detailed in the upcoming pages.

Total assets of the Turkish banking system increased by 9.3%, reaching U.S.$826.5 billion in 2020 (up from U.S.$756.1 billion in 2019). The total value of the loan portfolio rose by 8.3% to U.S.$484.1 billion in 2020 from U.S.$447.1 billion in 2019. The total value of the securities portfolios was U.S.$138.4 billion in 2020.

Table 43

Main Figures of Banking Sector* (in billions U.S. Dollars)	2016	2017	2018	2019	2020
Total Assets	776.0	863.7	732.3	756.1	826.5
Loans	492.8	556.3	453.4	447.1	484.1
Securities Portfolio	99.9	106.5	90.5	111.3	138.4
Deposits	413.1	453.6	385.5	432.1	467.8
Own Funds	85.3	95.1	79.9	82.9	81.1

*	Includes the data of participation banks.

Source: BRSA

Table 44

Share of Main Figures by Bank Groups

	LOANS					TOTAL ASSETS					DEPOSITS					OWN FUNDS
% Shares	2016- 12	2017- 12	2018- 12	2019- 12	2020- 12	2016- 12	2017- 12	2018- 12	2019- 12	2020- 12	2016- 12	2017- 12	2018- 12	2019- 12	2020- 12	2016- 12	2017- 12	2018- 12	2019- 12	2020- 12
Commercial Banks	89.8	89.1	87.2	86.9	86.4	89.8	89.6	87.9	86.9	86.5	94.4	93.9	93.3	91.6	90.7	87.2	87.5	87	86.4	86.5
-State Owned	30.3	31.9	34.4	36.8	39.4	29.4	31	32.3	34.0	38.1	31.3	33.2	33.9	35.9	40.7	26.3	26.7	27.2	27.6	30.5
-Private	35.5	34	31	29.2	27.2	35.5	34.7	32.5	31.1	28.4	38	36.7	35.3	33.0	29.5	35.3	35.9	35.1	34.6	33
-Foreign	24	23.1	21.8	20.8	19.8	24.9	23.9	23.1	21.8	20	25	24	24.1	22.7	20.6	25.6	24.9	24.6	24.2	23
Participation Banks	4.4	4.7	4.7	5.1	6.2	4.9	4.9	5.3	6.3	7.2	5.6	6.1	6.7	8.4	9.3	3.8	3.8	4	4.4	4.6
Inv.& Dev. Banks	5.8	6.3	8.1	7.9	7.4	5.2	5.4	6.7	6.7	6.4	0	0	0	0	0	8.8	8.5	8.8	9.1	8.9
SDIF	0	0	0	0.1	0	0.1	0.1	0.1	0.1	0	0	0	0	0	0	0.2	0.2	0.2	0.2	0

TOTAL	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100

Source: BRSA

Table 45

Main Indicators of Turkish Banking Sector

(%)	2016-12	2017-12	2018-12	2019-12	2020-12
1 NPL RATIO*	3.2	3.0	3.9	5.4	4.1
2 CAPITAL ADEQUACY RATIO	15.6	16.8	17.3	18.4	18.7
3 LOAN TO DEPOSIT RATIO*	116.6	118.9	113.0	101.3	100.6
4 RETURN ON ASSETS	1.5	1.6	1.4	1.2	1.1
5 RETURN ON EQUITY	14.3	15.9	14.8	11.5	11.4
6 NET INTEREST MARGIN	3.6	3.8	3.9	3.8	3.9
7 TOTAL ASSETS / GDP	109.8	104.9	108.1	104.9	121
8 LEVERAGE RATIO	7.7	7.7	7.9	8.8	8.0

*	Leasing receivables and non-performing loans included in total loans.

Source: BRSA

The capital structure of the banking sector remains strong. As of December 2020, the capital adequacy ratio (CAR) is 18.7% and 670 bps higher than 12% target ratio. Moreover, Common Equity Tier 1 ratio is 14.5%, and well above applicable regulatory thresholds. In addition, forbearance measures regarding the calculation of the CAR and capital injection to state banks have positively affected the CAR. Even without forbearance effects (1.6 points) , the sector had an adequate CAR of 17.2% as of December 2020. As of April 2021, CAR of the sector is 17% without forbearance measures.

The resilience of the banking sector against liquidity shocks continues. The current liquidity coverage ratios (LCR) of the sector calculated for total and FX are far above the regulatory limits. Furthermore, a high rollover ratio of external borrowing has been maintained at the current stage. The banks have sufficient liquidity buffers against any liquidity needs. As of April 2021, the FX LCR of the sector is 288.7% while the total LCR level is 154.7%. Besides, the high quality liquid assets to total assets in total is over 20% as of December 2020.

The loan-to-deposit ratio is one of the key indicators to monitor the structural liquidity of banks. It shows the extent to which loans can be funded by deposits. Loan to Deposit Ratio (LDR) is 100.6% as of December 2020 (excluding loans granted by development and investment banks). April 2021 figures of 99.1% level indicated a moderate decline compared to 2020 year-end.

The NPL ratio of the sector, which was 3.9% as of year-end 2018, had increased to 5.4% in December 2019, as a result of asset quality review conducted by BRSA staff in 2018. In terms of asset quality, relatively low level of new NPL inflow compared to previous year because of measures related to restructuring, changes in overdue criteria and loan deferrals, the significant increase in the loan volume, rapid and strong recovery in economic activity and TL depreciation against major currencies helped decline in the NPL ratio from 5.4% in 2019 year-end to 4.1% as of December 2020. Moreover, the improvements in the cash flow of the companies and the debt payment capacity of the households have supported the NPL collection. On the other hand, due to moderate increase in the volume of stage 2 loans, thanks to BRSA regulations allowing flexibility in the classification of loans, and higher loan growth, the share of stage 2 loans stayed flat around 10.5—11% of total loans during 2020. The measure provides banks with additional flexibility not to classify loans automatically as stage 3 after 90 days past due (until the end of 3Q21) period. However, this does not remove the obligations of banks to assess the credit quality of the exposures and to set aside provisions for expected credit losses in accordance with their IFRS 9 models. The NPL ratio of the sector is 3.7% as of April 2021.

Although the pandemic caused short-term fluctuations in banks’ profits, as of December 2020, the net profit of the TBS increased by 19.1% (TL 9.3 billion) annually and realized at TL 58.4 billion. Banking sector preserved its high profitability, which helped to build sufficient capital buffers. As of December 2020, NIM was 3.9%, ROA was 1.1% and ROE was 11.4% for the banking sector. However, the decline in net interest income driven by the increase in funding cost caused net profit of the sector remain almost flat at reasonable levels in terms of profit indicators as of April 2021 when compared to same period of the previous year. With provisions earmarked in a prudent manner during the pandemic strengthening the risk management capacity of the sector and decreasing the current need of provision expenses, probable NPL-driven pressure on sector’s current profitability is expected to be moderate. As of December 2020, the provisioning rate for stage 2 category loans and non-performing loans, realized at 15.7% and 74.9%, respectively, implied 550bps and 980bps rise in provisioning rate in annual terms. The probable risks arising from asset quality issues are expected to remain at manageable levels thanks to the current macroeconomic outlook and the rebound in economic activity with the banking sector’s current strong capital and balance sheet structure.

Moreover, TBS has strong ties and integration with international financial system, allowing commercial banks to engage in banking and other financial services. The major commercial banks, three of which are state-owned, are internationally recognized institutions with nationwide branch networks and deposit bases. Banks are permitted to deal in foreign exchange transactions and to borrow and lend in foreign currency.

State-owned Banks

The non-performing loan volume of the three deposit-taking state-owned banks was U.S.$5.9 billion as of December 2020. The provision set aside for these non-performing loans was U.S.$4.7 billion in 2020. The non-performing loan ratio of these banks decreased from 4.1% in 2019 to 3.0% in 2020. The shareholders’ equity of these banks was U.S.$24.7 billion in 2020.

Main indicators demonstrate that the TBS has strong fundamentals with its independent regulatory and supervisory authority, careful consideration for banking licenses, compliance with international standards and best banking practices, risk-based supervision, LCR and CAR with their high levels implying strong liquidity and capital buffers and BRSA approval for profit distribution.

SDIF Banks

SDIF has taken over 26 private banks since 1994. Of these 26 banks, banking operating licenses of 6 banks were revoked and bankruptcy orders were issued for these banks and the management and control of 20 other banks were transferred to SDIF along with the shareholders rights except dividends. SDIF banks were subject to an intensive financial and operational restructuring process following their takeover. SDIF continues to carry out liquidation, resolution and recovery processes for the banks transferred to SDIF along with shareholders rights except dividends, and the banks with revoked operating licenses and bankruptcy orders.

As of December 31, 2020, the total cost of financial restructuring and repayment of insured deposits amounted to U.S.$31.579 billion for 26 banks. Of this amount, U.S.$27.2 billion was obtained from public sector resources (the Ministry of Treasury and Finance (former Undersecretariat of Treasury) and the CBRT), and U.S.$4.2 billion from private sector resources (i.e., from SDIF’s own resources). A considerable portion of SDIF’s income comes from insurance premiums collected from banks. Cash penalties, collections, income generated from bank sales and deposits which have been subject to prescription constitute other sources of income for SDIF. As part of the resolution operations, of the amount of U.S.$27.2 billion obtained from public sector resources, U.S.$13.85 billion was repaid to the Ministry of Treasury and Finance and the CBRT as of December 31, 2020 and SDIF will continue to repay the remaining amount.

Recovery Activities

As a result of the proceedings carried out with powers entrusted to SDIF by Banking Law and Act No. 6183 on Procedures for Collection of Public Receivables, SDIF made significant progress in the collection of public receivables. The total amount of collections made as a result of resolution operations reached U.S.$23.21 billion as of December 31, 2020. Of this amount, U.S.$92.36 million was collected in 2020, with U.S.$18.99 million collected from non-performing receivables, U.S.$4.27 million collected from subsidiaries, real estate and movables, U.S.$14.07 million collected from deposit collections, U.S.$28.97 million collected from other miscellaneous collection transaction and U.S.$19.32 million collected from Banks under the management of SDIF. In addition, U.S.$6.73 million financial income was obtained in 2020.

Collection of Non-Performing Receivables

As a part of resolution of banks transferred to SDIF, a total of 208.1 thousand files of receivables worth TL 8.83 billion were transferred and assigned from the relevant banks and through other firms as of the end of 2020. The net amount of collections (after deducting refunds, payments, et cetera from collections and adding collections in kind made from debtors) from non-performing loans of SDIF in 2020 totaled U.S.$12.39 million.

Receivables from Bank Majority Shareholders

SDIF collects receivables acquired from majority shareholders and those stemming from misuse of bank resources by majority shareholders via proceedings under Law No. 2004 and Law No. 6183, and protocols, which are agreements relating to payment of debts, or Financial Restructuring Agreements (“FRAs”) signed with majority shareholders or by exercising the authority entrusted by the Banking Law.

SDIF has completed deals with bank majority shareholders relating to loans and terms of refunds, and has made substantial progress in collecting public receivables. If a bank majority shareholder does not fulfill its obligations, including not making payments as required by the protocols, SDIF is entitled to exercise its legal rights under any protocol or FRA.

Status of Certain Majority Shareholders

Total amounts expected to be collected from bank majority shareholders in resolution/liquidation processes can vary due to a number of factors, such as existing protocol and repayment agreements, ongoing lawsuits and legal proceedings against bank majority shareholders, and additional liabilities of such bank majority shareholders. However, based on a 5-year projection study conducted by SDIF, which is updated on an annual basis, as of December 31, 2020, SDIF anticipated collecting an additional U.S.$ 300 million via recovery activities.

Çukurova Group: A total of U.S.$1.5 million was collected from the Çukurova Group in 2020 and the total sum of collections from the Çukurova Group amounted to U.S.$2,417.60 million as of December 31, 2020.

Bayındır Group-Bayındırbank: A protocol was signed on December 25, 2020 between the SDIF and the Bayındır Group. The total sum of collections from Bayındır Group as of December 31, 2020 reached U.S.$81.71 million.

Çaglar Group-Interbank: The total amount of collections from the Çaglar Group amounted to U.S.$684.01 million as of December 31, 2020.

EGS Group-EGS Bank: The follow-up and collection process is still in progress in accordance with the protocol signed with EGS Group on June 8, 2011. SDIF collected nearly U.S.$1.75 million from EGS Group in 2020 and the total amount of collections reached U.S.$120.11 million as of December 31, 2020.

Balkaner Group-Yurtbank: The legal follow up process and collections associated with third parties and companies, to which Ali Avni Balkaner, the majority shareholder of the Yurtbank, transferred the Bank’s resources, are still in progress. In 2020, a total of U.S.$12 thousand was collected from Balkaner Group and related third party borrowers, and the total sum of collections from the Balkaner Group reached U.S.$333.17 million as of December 31, 2020.

Uzan Group-İmar Bank: In accordance with the provisions of Law No. 6183 and the provisions of Article 15 of Banking Law No. 4389, abolished and amended by Law No. 5354, SDIF continued to track and collect goods, rights and assets seized in line with the provisions of Law No. 6183. The gross collection from the İmar Bankası reached U.S.$7.61 billion as of December 31, 2020. Of this amount, a total of U.S.$6.56 billion was transferred to third parties, public institutions and organizations in accordance with the Law on Amendment for Banking Law No.5472 amended by clause 5 of Article 134 of Banking Law No. 5411, and provisions of provisional Article 24. In addition, U.S.$40.41 million in collection tracked in apportioned accounts will be shared in accordance with the priority lists to be formed upon the conclusion of the lawsuit subject to various appeals. The total amount of net collections amounted to U.S.$1.017 billion as of December 31, 2020.

Erol Aksoy Group-İktisat Bankası: In 2020, U.S.$116 thousand was collected from the Group and the total amount of collections reached U.S.$243.01 million as of December 31, 2020.

Zeytinoğlu Group-Esbank: A protocol was signed with the Group on January 17, 2020 for the collection and liquidation of the debts of the Zeytinoğlu Group to the Fund, and the payment of labor receivables relating to the Entil Döküm Group. The Group’s cash debt subject to the protocol dated January 17, 2020 was liquidated.

Collections in the amount of U.S.$2.27 million were made from the Group during 2020 and the total amount of collections has reached U.S.$427.66 million as of December 2020. On the other hand, a total of U.S.$2.65 million was paid to 375 workers in 2020 within the scope of the relevant protocol.

Demirel Group-Egebank: In 2020, U.S.$3.63 million was collected from Demirel Group and the total amount of collections reached U.S.$200.57 million as of December 31, 2020.

Ceylan Group- Bank Kapital: In 2020 U.S.$6 thousand was collected from the Group and the total amount of collections reached U.S.$71.80 million.

Korkmaz Yiğit-Bank Ekspres: The legal follow up process and collections from Group are still in progress. In 2020, a total of U.S.$1,07 million was collected from Korkmaz Yiğit Group and the total sum of collections from the Group reached U.S.$85.51 million as of December 31, 2020.

Bank Asya: Pursuant to SDIF Board’s Resolution No. 2015/134 dated May 29, 2015, the shareholder rights excluding dividends and the management and control of Bank Asya were transferred to SDIF. In 2016, Bank Asya was put up for sale but the sale process was terminated because no bid was submitted. Bank Asya’s operating license was revoked upon the request of SDIF pursuant to the BRSA’s Resolution No. 6947 dated July 22, 2016, and liquidation procedures began. SDIF concluded efforts to identify insured participation funds at Bank Asya, and began the payout process for the insured participation funds in the amount of TL 974,402,305.79 (which is equal to U.S.$282.5 million), via Vakif Katilim Bank on December 5, 2016.

In accordance with SDIF Board’s Resolution No. 397 dated December 22, 2016, SDIF instituted bankruptcy proceedings against Bank Asya and consequently filed a lawsuit for the direct bankruptcy of Bank Asya at the 1st Commercial Court of First Instance in Istanbul (“Court”). On November 16, 2017, the Court accepted the bankruptcy of Bank Asya. As of December 31, 2017, the bankruptcy estate has been formed and the liquidation of Bank Asya has begun.

In 2018, the SDIF recovered all of the reimbursed insured participation funds (which is TL 677.4 million) from the Bankruptcy Estate. The liquidation of the bank is ongoing.

Litigation

Several claimants have filed claims against the Republic ranging from U.S.$750 million to U.S.$19 billion before the International Center for the Settlement of Investment Disputes (“ICSID”) or under the United Nations Commission on International Trade Arbitration Rules (“UNCITRAL”) alleging either that (a) they have been harmed because SDIF’s takeover of banks indirectly impaired their investments in companies affiliated with these banks or their shareholders, without adequate compensation, or (b) they have been indirectly harmed because the Republic cancelled certain contracts with companies in which they allege they held investments. Five of the claims against the Republic previously before ICSID and two of the claims before UNCITRAL have been dismissed. Thereafter, SDIF initiated two legal proceedings to recover the arbitration costs resulting from arbitration awards, one of which was successful collecting almost U.S.$1.6 million and the other, as of December 31, 2020, is ongoing.

Certain arbitration cases are being handled by different Ministries. For instance Cem Uzan, alleging he has shares of CEAS-KEPEZ, initiated arbitration procedures against the Republic requesting payment in the amount of €2.5 billion. The claim was handled by the Ministry of Energy and Natural Resources and has been dismissed as of February 2, 2018.

Due to its trusteeship authority, SDIF has been appointed to pursue four international arbitration cases before ICSID and UNCITRAL that are initiated against the Republic of Turkey. The cases are pursued with cooperation of the Legal Affairs Department of the Presidency of the Republic of Turkey.

İpek Investment, a UK-based company that alleges that it owns 100% of shares of Koza-İpek Holding A.Ş., has initiated an arbitration case before ICSID under file no ARB/18/18 against the Republic of Turkey claiming that the Republic of Turkey allegedly breached the Investment Treaty between the Republic of Turkey and Great Britain on May 29, 2018. The total compensation claim of the Applicant is around U.S.$5-6 billion. Turkey is represented by King & Spalding, a UK-based law firm, and Lexist, a law firm based in the Republic of Turkey. The proceedings are ongoing.

Cascade Investments NV, a Belgium-based company that alleges it owns 99.94% of shares of Cihan Medya Dağıtım A.Ş., has initiated an arbitration case before ICSID under file no ARB/18/4 against the Republic of Turkey claiming that Turkey has allegedly breached the Investment Treaty between the Republic of Turkey and Belgium-Luxemburg Economic Cooperation on February 28, 2018. The total compensation claim of the Applicant is around 120,000,000 Euro. Turkey is represented by King & Spalding, a UK-based law firm, and Lexist, a law firm based in the Republic of Turkey. The proceedings are ongoing.

Waleed Y J H Aljarallah, a Kuwait citizen who alleges that he owns 4% of shares of Aydinli Hazir Giyim Sanayi ve Ticaret A.Ş., has initiated an arbitration case before UNCITRAL under PCS Case No 2020-04 against the Republic of Turkey claiming that Turkey has breached the Investment Treaty between the Republic of Turkey and Kuwait. The applicant claims full undistributed profit share as of 2017 as well as compensation and reinstatement of his membership to the Board of Directors(BoD). Turkey is represented by Offit-Kurman, a U.S. based law firm. The proceedings are ongoing.

Akfel Commodities Pte. Ltd. (Akfel Singapur), a company incorporated in Singapore, who claims that it owns 100% of Akfel Holding and 50% of Akpol and ISystems Global B.V. (I-Systems Global), a company incorporated in Holland, have initiated an arbitration case before ICSID under Case No ARB/20/36 against Republic of Turkey claiming that Turkey has breached the Investment Treaty between Republic of Turkey and Singapore as well as the Investment Treaty between Republic of Turkey and Holland. The applicants claim full compensation of their damages related to the alleged breach which is not specified in the application. The proceedings are ongoing.

There are also cases such as Uzan, Suzer, Cıngıllı Groups and Yasar Holding which have been filed against the Republic before the European Court of Human Rights. These cases are generally handled by the Ministry of Justice. These cases are related to various banks which have been taken over by SDIF.

Trusteeship Operations

In accordance with the article 19 and the article 20 of the Law No. 6758, published in the duplicate Official Gazette No. 29898 dated November 24, 2016, SDIF has been assigned as trustee of companies placed or to be placed under the control of trustees due to their affiliation, cohesion, or connection to the FETÖ/PDY terrorist organization pursuant to the article 133 of the Code of Criminal Procedures.

As of December 31, 2020, SDIF has been assigned as trustee of (or has been assigned the powers of the trustees of) 793 businesses (with an estimated TL 70.15 billion in total assets and 40,056 employees). SDIF has also been assigned as trustee for assets of 104 individuals and trustee for 115 companies, of which SDIF controls less than 50% of the outstanding shares.

Regulatory and Supervisory Framework

The BRSA is responsible for the regulation and supervision of the establishment and operating permissions of:

•	Banks, foreign bank representatives, financial holding companies and asset management companies pursuant to the Banking Law No. 5411;

•	Factoring, financial leasing, financing and saving finance companies pursuant to the Financial Leasing, Factoring, Financing and Saving Finance Companies Law No. 6361;

•	Card institutions, clearing and settlement institutions pursuant to the Law on Bank Cards and Credit Cards No. 5464.

Furthermore, BRSA authorizes external audit, rating and valuation companies that provide service to banks or financial holding companies.

According to Banking Law No. 5411, in order to ensure confidence and stability in financial markets, sound operation of the credit system, development of the financial sector and protection of the rights and interests of depositors, the responsibilities of BRSA include:

•

To regulate, enforce and ensure the enforcement thereof, and to monitor and supervise the establishment and implementation of certain activities, management and organizational structure, and the merger, disintegration, change of shares and liquidation of banks, financial holding companies, and leasing, factoring, financing and saving finance companies, without prejudice to the provisions of other laws and related legislation;

•

To become members of international financial, economic and professional organizations in which domestic and foreign equivalent agencies participate, and to sign memoranda of understanding with the authorized bodies of foreign countries regarding the issues that fall under the Agency’s duty field; and

•	To fulfill other duties assigned by Law.

The main sub-regulations of the Banking Law concern capital adequacy, own funds, liquidity, risk management, large exposures and lending limits, provisioning, corporate governance, accounting and information systems, independent audit, valuation, rating and outsourcing.

The Law on Bank Cards and Credit Cards No. 5464 and the Regulation on Bank Cards and Credit Cards set forth procedures and principles regarding the issuance, use, clearing and settlement of bank cards and credit cards, rules surrounding the licensing and operation of card system organizations and card issuing organizations, rules concerning the legal form and general transaction terms of bank card and credit card contracts, operating principles of the institutions in card payments systems, minimum payment amounts and the ratio for a particular credit card debt associated with the holder’s card limit.

The Law on Payment and Security Settlement Systems, Payment Services and Electronic Money Institutions No. 6493, the Regulation on Payment and Securities Settlement Systems, Payment Services and Electronic Money Institutions and the Communiqué on Principles to be Considered in Information Systems Management and Audit in e-Money and Payment Institutions, set forth the rules surrounding licensing and operation of payment institutions and electronic money institutions and the procedures and principles regarding the issuance of electronic money and payment services. With the amendment published on Official Gazette No. 30956 of November 22, 2019, of the Law BRSA’s authorization and obligations related to this Law transferred to the Central Bank of the Republic of Turkey (CBRT) on January 1, 2020. Thus, the CBRT is the competent authority to grant a license to payment and electronic money institutions and to supervise them as of January 1, 2020)

The Law on Financial Leasing, Factoring, Financing and Saving Finance Companies No. 6361, Regulation on Establishment and Operation Principles of Financial Leasing, Factoring and Financing Companies, Regulation on Establishment and Operation Principles of Saving Finance Companies, Regulation on Accounting Practices and Financial Statements of Financial Leasing, Factoring, Financing and Saving Finance Companies and Regulation on Procedures and Principles to be Applied in Factoring Transactions set forth establishment and operating principles of financial leasing, factoring, financing and saving finance companies operating as financial institutions, as well as principles and procedures relating to financial leasing, factoring, financing and saving finance contracts. The Regulation on Uniform Chart of Account and its Prospectus to be Applied by Financial Leasing, Factoring and Financing Companies and the Communiqué on Management and Audit of Information Systems of Financial Leasing, Factoring and Financing Companies together regulate procedures and principles regarding the management of information systems used by financial leasing, factoring and financing companies in the performance of their activities within the scope of the related Law and their auditing by authorized audit firms.

Through its regulation activities, BRSA aims to align the banking sector’s prudential regulations with international standards and best practices, mainly the EU Directives, Basel Standards and International Accounting Standards. The risk-based supervision activities of BRSA are conducted in order to ensure that the provisions of the Banking Law and other laws are properly adopted by supervised institutions, to assess the financial soundness of these institutions and to evaluate the effectiveness and sufficiency of the structures developed for monitoring and managing risks that may arise from the usage of IT systems in banking activities.

The Regulatory Consistency Assessment Program (RCAP) was conducted in 2016 and all underlying components of the risk-based capital framework were assessed as compliant.

Moreover, following this assessment, the European Banking Authority (EBA) provided its opinion to the European Commission in December of 2015 that the supervisory and regulatory framework applicable to credit institutions as documented in domestic laws and regulations in Turkey can be regarded as equivalent to those applied in the European Union. As requested by the Commission, the EBA published on January 11, 2017 this Opinion after the Commission’s approval and the publication of the related Decision on Equivalence.

In order to meet the needs arising due to the development in banking sector and to comply with international best practices, amendments were made to the Banking Law as of February 25, 2020. The changes made are aimed at ensuring compliance with changes in international standards and principles. Furthermore, major changes introduced with the amendment of the Banking Law are: strengthening the institutional structures of factoring companies; enforcement of the ban on access to unauthorized banking activities; further improvement in participation, development and investment banking activities; enforcement of higher administrative fines to address violations or to ensure deterrence in banking sector; the introduction administrative fines against manipulation and misleading activities in financial markets; to preparation of recovery plans by systemically important banks; authorization of the BRSB to enact a prohibition on the transfer of any customer and bank confidential data abroad, as well as making amendments aimed at eliminating concerns surrounding the issue of whether the provisions of the Personal Data Protection Law will be applied to the processing and transfer of customer secrets data.

Regulations currently in act are listed in the Annex below.

ANNEX - Regulations in Act

A. Laws

•	Banking Law Nr. 5411

•	Law on Bank Cards and Credit Cards Nr. 5464

•	Financial Leasing, Factoring and Financing Companies Law Nr. 6361

B. Main Regulations regarding Banking Law

B.1. Regulations

•	Regulation on Determining Quality and Service Standard of Call Centers of Banks Regulation on Recovery Plans to Be Prepared by Systematically Important Banks

•	Regulation on Sharing Confidential Information Regarding Banking Activities

•	Regulation on Operation of Banks Subject to Permissions, and Indirect Share Ownership

•	Regulation on Accessibility of Banking Services

•	Regulation on Principles Regarding Authorization and Activities of Rating Agencies

•	Regulation on Corporate Governance Principles of Banks

•	Regulation on Financial Holding Companies

Regulation on Sale of Receivables of State-Owned Banks and Their Subsidiaries to Asset Management Companies

•	Regulation on the Establishment and Operation Principles of Asset Management Companies

•	Regulation on Authorization and Activities of Institutions to Receive Appraisal Services and Appraisal Services for Banks

•	Regulation on the Grants and Donations by Banks and Institutions Subject to Consolidated Supervision

•	Regulation on Banks’ Procurement of Outsourcing Services

•	Regulation on Merger, Acquisition, Division and Exchange of Shares of Banks

•	Regulation on Procedures and Principles for Precious Metal Trading of Banks

•	Regulation on the Voluntary Liquidation of Banks

•	Regulation on Procedures and Principles for Preparing and Publishing the Annual Report by Banks

•	Regulation on External Audit of Banks

•

Regulation on the Procedures and Principles for Notices for Officers to Be Appointed for Top Management in Banks, Executing the Oath of Office and Declaration of Property and Keeping the Records of Resolutions

•	Regulation on the Procedures and Principles Regarding Banks’ Accounting Practices and Retention of Documents

•	Regulation on Acceptance and Withdrawal of Deposits, Participation Funds, and Procedures and Principles of Unclaimed Deposits, Participation Funds and Escrows.

•	Regulation on Credit Transactions of Banks

•	Regulations on Measurement and Evaluation of Liquidity Adequacy of Banks

•	Regulation on Measurement and Evaluation of Interest Rate Risk in the Banking Book under the Standard Shock Method

•	Regulation on the Calculation and Implementation of the Standard Ratio of the Foreign Currency Net General Position to Own Funds on A Consolidated and Non-Consolidated Basis by Banks

•	Regulation on Determination of the Principles and Procedures by Banks Related to the Qualifications of the Loans and Other Receivables and on the Loan Loss Provisions

•	Regulations on Measurement and Assessment of Leverage Levels of Banks

•	Regulation on Capital Protection and Cyclical Capital Buffer

•	Regulation on Systemically Important Banks

•	Regulation on Evaluation Process of Banks’ Internal Systems and Internal Capital Adequacy

•	Regulations on Principles Concerning Repo and Reverse Repo Transactions to be Made by Banks

•	Regulation on Own Funds of Banks

•	Regulation on Banks’ Liquidity Coverage Ratio Calculation

•	Regulation on Measurement and Assessment of Capital Adequacy of Banks

•	Regulation on Restructuring of Debts to Financial Sector

•	Regulation on Manipulation and Misleading Activities in Financial Markets

•	Regulation on Uniform Chart of Account

B.2. Regulations on Information Systems and Banking Processes

•	Regulation on Remote Identification Methods to be Used by Banks and the Establishment of Contractual Relation in Electronic Environment

•	Regulation on Supervision of Bank Information Systems and Banking Processes to be Performed by Independent Audit Firms

•	Regulation on Banks’ Information Systems and Electronic Banking Services

•	Communiqué on Principles for Information Systems Management and Audit on Business Processes and Information Systems in Information Exchange, Clearing and Settlement Agencies

•	Communiqué on the Report on Audit of Bank Information Systems and Banking Processes to be Performed by Independent Audit Firms

•	Circular on the Codification of Findings Detected in Information Systems Audits

•	Circular on Independent Audit Tracking System (BADES)

•	Circular on Management Declaration (2010/3)

•	Circular on Penetration Tests for Information Systems

B.3. Communiqué

•	Communiqué on the Procedures and Principles Regarding the Administrative Fines to be Applied in the Reportings Carried Out under the Banking Data Transfer System

•	Communiqué on the Procedures and Principles Regarding the Activities of Representative Offices in Turkey

•	Communiqué on Preparation of Consolidated Financial Statements of Banks

•	Communiqué on Financial Statements to be Announced to the Public by Banks, and Related Disclosures

•	Communiqué on Public Disclosures of Banks Regarding Risk Management

B.4. Communiqué and Guidelines Regarding Capital Adequacy

•	Communiqué on Structural Position

•	Communiqué on Calculation of Capital Requirements by Standard Method for Market Risk Arising from Options

•	Communiqué on Calculation of Market Risk with Risk Measurement Models and Evaluation of Risk Measurement Models

•	Communiqué on Calculation of Risk-Weighted Assets Regarding Securitization

•	Communiqué on Calculation of Operational Risk Weighted Assets with Advanced Measurement Approach

•	Communiqué on Calculation of Credit Risk Weighted Assets by Internal Rating Approaches

•	Communiqué on Credit Risk Mitigation Techniques

•	Guideline for Evaluation, Validation, and Corporate Governance of Internal Evaluation Based Approaches and Advanced Measurement Approach

•	Guideline for Application Processes for Internal Rating Approaches and Advanced Measurement Approach

•	Communiqué on the Principles Regarding the Debt Instruments to be Included in the Equity Calculation by Banks

B.5. Guidelines

•	Guideline for Interest Rate Risk Management

•	Guideline for Market Risk Management

•	Guideline for Country Risk Management

•	Guideline for Liquidity Risk Management

•	Guideline for Good Remuneration Practices in Banks

•	Guideline for Reputation Risk Management

•	Guideline for ICAAP Report

•	Guideline for Counterparty Credit Risk Management

•	Guideline for Credit Management of Banks

•	Guideline for Operational Risk Management

•	Guideline for Concentration Risk Management

•	Guideline for Stress Testing to be Used by Banks in Capital and Liquidity Planning

•	Guideline for Fair Value Measurement

•	Guideline for Evaluation Criteria Considered in Audits Made by the Agency

•	Guideline for Calculation of Provision for Expected Credit Loss in accordance with TFRS 9

C. Regulations Regarding Financial Leasing, Factoring, Financing and Saving Finance Companies Law

•	Regulation on Procedures and Principles to Be Applied in Factoring Transactions

•	Regulation on Accounting Practices and Financial Statements of Financial Leasing, Factoring, Financing and Saving Finance Companies

•	Regulation on Establishment and Operation Principles of Financial Leasing, Factoring and Financing Companies

•	Regulation on Establishment and Operation Principles of Saving Finance Companies

•	Regulation on Uniform Chart of Account

•	Communiqué on Management and Audit of Information Systems of Financial Leasing, Factoring and Financing Companies

D. Regulations on Bank Cards and Credit Cards Law

•	Regulation on Bank Cards and Credit Cards

•	Communiqué on Principles for Information Systems Management and Audit on Business Processes and Information Systems in Information Exchange, Clearing and Settlement Agencies

•	Credit Card Installment Limits and Prohibitions

E. Regulations for Protection of Financial Consumers

•	Financial Consumer Protection Action Plan Background Document

•	Prime Ministry Circular on Financial Access, Financial Education and Financial Consumer Protection Strategy and Action Plans

CAPITAL MARKETS

Capital Markets Law No. 6362 (“CML”) dated December 30, 2012 and published in the Official Gazette numbered 28513 includes several rules regarding capital market instruments and issuers, financial reporting, independent external auditing, credit rating and appraisal agencies, capital market activities, intermediary institutions, portfolio management companies, portfolio custodians, self-regulatory organizations, institutional investors, supervision and measures, capital market crimes and penalties. Secondary regulations within the scope of the CML are compatible with the EU Directives and constitute the legal infrastructure.

Exchanges and Trading Platforms

The CML stipulates the operations and structure of stock exchanges. Under the CML, stock exchanges may be established as a joint stock corporation subject to private law, and Borsa İstanbul A.Ş. (Borsa İstanbul) is incorporated accordingly. The CML has ensured a professional and competitive environment for Turkish stock markets with respect to market operators and tradable instruments.

As of December 2020, 508 publicly-held companies were subject to the CML, of which 394 were traded on Borsa İstanbul. There were 114 corporations traded on the BIST Stars (former National Market), 159 corporations on the BIST Main Market (former Second National Market), 84 corporations on the Sub-Market (including the previous Emerging Companies Market) 24 corporations on the Watch List Market, and 13 corporations on the Pre-Market Trading Platform, making a total of 394.

The following table sets forth IPOs realized in the last 5 years:

Table 46 - IPOs in 2016-2020

Year	Number of IPOs realized	Funds Raised (in millions of U.S. Dollars)
2016	3	10.5
2017	3	323.1
2018	9	1,024.4
2019	7	44.3
2020	8	151.2
TOTAL	30	1,553.5

Source: Capital Markets Board

Issuers

According to the CML, when securities are offered to the public or admitted to trading on a regulated market, their prospectus must be approved by the CMB. The Communiqué on Prospectus and Issue Document ( II-5.1) came into force on June 22, 2013. The regulation relates to the implementation of the CML in respect of drafting, approving and distributing a prospectus. With this Communiqué, regulations contained in Directive 2003/71/EC of the European Parliament and of the Council have been adopted in order to harmonize the CML, and in turn Turkish legislation, with EU legislation. Prospectus formats in line with the EU regulations have been approved by CMB and activities conducted in collaboration with the European Securities and Markets Authority (“ESMA”) regarding harmonization of prospectus formats are complete. ESMA, with its opinion dated February 8, 2016, considered that a prospectus drawn up for share issuances according to Turkish laws and regulations can constitute a valid prospectus under the Directive 2003/71/EC for the purposes of its approval by the home competent authority of a Member State.

In order to enhance the protection of rights and interests of holders of debt securities, thereby increasing investor confidence and interest in corporate bond markets, the general assembly of debt instrument holders was introduced with an amendment to the CML enacted in February 2020. The secondary regulation with respect to the general assembly of debt instrument holders was published by the CMB in September 2020. The new regulations will enable bond holders to convene and take collective actions to protect their rights in the event of default in relation to corporate bonds. Furthermore, with the purpose of providing a swifter alternative to lending, the concept of “trust” was introduced to the CML under the title “Collateral Management Contract”. Accordingly, collateral assets would be transferred to a bank or qualified investment firm as trustee, and in cases where the debt cannot be repaid, the trustee would be able to sell the assets to cover receivables of creditors.

Collective Investment Schemes

Under the structure introduced in the CML, mutual funds can serve as a medium of collective investment that meets the demands of Turkish investors. Portfolio management companies (“PMCs”) are centered into the system as the only founder of the mutual funds. The current structure aims to increase competition in the mutual fund sector, and to enhance mutual funds’ performance. PMCs that are not affiliated with any banking conglomerates have previously lacked the distribution channel to market their products. Under the CML, PMCs with good performance in both the mutual fund sector and other alternative investments may access distribution channels that enable them to more effectively reach investors. Also, the CML regulates additional types of funds such as venture capital investment funds and real estate investment funds. Mutual fund portfolios must be held by portfolio custodians in order to inject more credibility into the system. Portfolio custodians are assigned foremost with the task to monitor portfolio management activities, check if these activities are in line with the objectives of the funds, and calculate the net asset value of the funds.

Variable capital investment companies, which are a hybrid of mutual funds and investment companies, are also regulated by the CML. This collective investment scheme combines the advantages of investment companies and mutual funds. Principles regarding investment companies with variable capital are regulated by the provisions of Securities Investment Companies Communiqué, which came into force on May 27, 2015. Mutual funds, including those established by non-bank financial institutions, have been differentiated based on portfolio structure. To encourage individuals to invest in the capital markets, withholding tax will not be applicable for the income derived from the disposal of participation certificates of both investment funds if 51% of their portfolio is comprised of shares trading on the Borsa Istanbul provided that the holding period is more than one year and investment funds if 80% of their portfolio is comprised of shares (except securities investment companies) trading on the Borsa Istanbul. Further, the withholding tax rate is set as 0% for both domestic and foreign legal entities.

Furthermore, an amendment to the CML, enacted in February 2020, introduced project finance funds and project bonds as a new type of collective investment scheme and security designed to finance capital-intensive long term projects on areas such as infrastructure, energy, transportation, communication and health.

As of the end of 2020, the number of domestic mutual funds offered to the public equaled 6363 and total net asset value of these mutual funds was U.S.$17.29 billion. Pension funds started to operate in October 2003. As of the end of 2020, the number of pension funds offered to the public was 408. Total portfolio value of these funds was U.S.$22.94 billion. According to the Communiqué on Mutual Funds, an umbrella fund structure that came into effect in July 2014 and that was initially required only for capital protected and capital guaranteed funds, is obligatory for all mutual funds.

[3]	Foreign investment funds, ETFs, real estate investment funds and venture capital funds excluded.

As of the end of 2020, 308 hedge funds were registered, with total net asset value of U.S.$4.66 billion. As of the end of 2020, there were 13 exchange traded funds offered to the public with a total net asset value of U.S.$529.4 million.

Securities investment companies, real estate investment companies and private equity/venture capital investment companies are other types of collective investment schemes subject to the CML. To improve the institutional investor base, the Government has exempted these investment companies from corporate tax.

As of 2020, the number of listed securities investment companies was 9, listed real estate investment companies was 33 and listed venture capital investment companies was 6. The market capitalization of securities investment companies are U.S.$195.6 million, the total net asset value of securities investment companies was U.S.$89.6 million, the market value of listed private equity/venture capital investment companies was U.S.$1.02 billion and the market value of real estate investment companies equaled U.S.$7.4 billion.

As of the end of 2020, 43 real estate mutual funds and 38 private equity/venture capital mutual funds have been formed. As of the end of 2020, total net asset value of issued real estate mutual funds was U.S.$1.12 billion, total net asset value of issued private equity/venture capital mutual funds was U.S.$453.2 million.

The following table sets forth statistics regarding the collective investment schemes:

Table 47 - Collective Investment Schemes - 2016-2020 (Leading Funds and Companies)

	Mutual Funds		Pension Funds		Portfolio Management Companies		Real Estate Investment Comp.
	Number	Net Asset Value (in billions of U.S. Dollars)	Number	Portfolio Value (in billions of U.S. Dollars)	Number	Portfolio Value (in billions of U.S. Dollars)	Number	Market Value (in billions of U.S. Dollars)
2016	384	14.58	263	19.47	50	34.61	31	7.08
2017	456	14.37	299	21.08	49	41.84	31	7.12
2018	489	9.13	408	17.63	54	32.66	33	3.66
2019	468	19.17	405	21.3	51	46.9	33	5.5
2020	636	17,29	408	22.94	49	48.98	33	12.77

Source: Capital Markets Board

Trading on Turkey Electronic Fund Distribution Platform (“TEFAS”), a supermarket of funds facilitating access by investors to funds, started on January 9, 2015. TEFAS is operated by Istanbul Settlement and Custody Bank. All individual and institutional investors holding an investment account with investment institutions authorized by the Capital Markets Board or that are clients of portfolio management companies may use TEFAS. In 2020, over U.S.$21.8 billion worth of fund shares were traded through TEFAS.

Market Intermediaries and Infrastructure

Market infrastructures such as central counterparties, trade repositories, custody services, and Investor Compensation Center have been regulated by the CML. The law also defines investment services, including the concept of ancillary services. In order to explain those new concepts in detail, several regulatory works have been concluded. In this regard, the Communiqué on investment services and ancillary services was published in July 2013. The Communiqué classifies intermediary institutions based on the investment services they provide, which are defined in the CML. Further, another Communiqué on the principles of establishment and activities of investment firms was published in December 2013. The communiqué includes provisions including code of conduct, customer classification and protection. With this Communiqué, regulations contained in Directive 2004/39/EC of the European Parliament and of the Council have been adopted in order to harmonize Turkish capital markets legislation with EU legislation.

Intermediation in leveraged transactions on foreign exchange, commodities, precious metals or other assets which are widely known as “forex” has been put under the responsibility of the CMB since August 31, 2011. Under the CML, forex is classified as a derivative instrument and in the communiqué the principles are revised to comply with the principles for other derivative instruments.

The Regulation on Central Clearing was published in July 2013 and the Regulation on Central Counter Party was published in August 2013. With the publication of Regulation on Investor Compensation Center in June of 2013, the Center was officially established as a legal entity. In line with the CML, the scope of the compensation consists of claims arising from failure to fulfill cash payment or capital market instrument delivery obligations with regard to assets belonging to investors kept or managed by investment firms in the name of investor in relation to investment services and activities or ancillary services.

The Central Registry Agency (“MKK”) has been authorized to operate as a Trade Repository since April 3, 2015, and is the only Trade Repository officially authorized to operate in Turkey. Secondary regulations on trade reporting were completed in 2018. Bylaw on Foundation, Operation and Supervision Principles of Trade Repositories was published on September 19, 2018 and Communiqué on Principles Regarding Reporting to Trade Repository was published on October 27, 2018.

Banks and brokerage houses started to report their OTC and organized market derivatives data as of November 30, 2018. From January 1, 2019, other legal entity counterparties (financial institutions and real sector firms whose foreign exchange positions are supervised by Central Bank of Turkey) also began to submit derivatives data to MKK. Currently, MKK collects derivatives data fully compatible with EMIR and provides necessary reporting to Turkish competent authorities. Also, regarding short selling transactions by intermediary institutions, the nominal and current values of net short positions on a security-by-security and a customer-by-customer basis as of the end of the day, and the contract information on a security-by-security and a customer-by-customer basis regarding the lending transactions executed in the over-the-counter markets as of the day of the transaction are reported to the Turkish competent authorities.

Dematerialization of Capital Market Instruments

The dematerialized system has become operational for equities traded on the Borsa Istanbul since 2005 for mutual fund certificates and corporate bonds since 2006, for commercial papers since 2007 and for bank bills since 2009. As of June 30, 2012, holdings of the retail clients on government bonds and bills have been also dematerialized by MKK. As of 2020, the market value of those government bonds and bills held by MKK is U.S.$25.06 billion.

Licensing of Individual Market Professionals

On June 16, 2011, the Capital Markets Licensing, Registration and Training Corporation (the “SPL”) was established. Since 2013, the licensing examinations were organized by the SPL, the CMB and the Anadolu University. As of the end of 2020, the total number of licenses for professionals who engage in capital markets activities granted reached 104,096, as described in further detail below:

Table 48

Types of Licenses	Licenses Issued 2002-2020
Capital Market Activities Level 1	30,690
Capital Market Activities Level 2	18,236
Capital Market Activities Level 3	17,240
Derivative Instruments	12,504

Types of Licenses	Licenses Issued 2002-2020
Real Estate Appraiser	14,062
Credit Rating	5,513
Corporate Governance Rating	4,667
Residential Real Estate Appraiser	1,171
IT Auditor	4
TOTAL	104,096

Source: SPL

Financial Reporting and Auditing Standards

Turkish Accounting Standards, as the official translation of International Financial Reporting Standards issued by the International Accounting Standards Board, that are disclosed by Turkish Public Oversight Accounting and Auditing Standards Authority, have been adopted for financial reporting of listed companies, intermediary institutions and portfolio management companies. Similarly, Turkish Auditing Standards, as the official translation of International Standards on Auditing issued by the International Federation of Accountants (“IFAC”), that are also disclosed by Public Oversight, Accounting and Auditing Standards Authority of Turkey, have been applied to audits of securities market companies and institutions according to Article 14 of the CML. There are 105 authorized audit firms operating in Turkish capital markets and 60 of them have an international membership.

Corporate Governance

Corporate governance principles are regulated by Article 17 of CML. In line with the authority given by the CML, the Communiqué on Corporate Governance (II-17.1) came into force on January 3, 2014. With this Communiqué, principles of corporate governance to be applied by the listed companies are determined in detail. The “Comply or explain” approach has been valid since the publication of CMB Corporate Governance Principles in 2003. Provisions such as independent board members, shareholders’ rights and high standards of disclosure are compulsory with the purpose of enhancing corporate governance for listed companies. Moreover, the CMB is explicitly granted the authority to make regulations and require listed companies to comply (partially or fully) with such rules. The concept of “significant transactions” is defined in the CML and the CMB is authorized to make rules regarding these transactions, which include mergers and divisions, sale of all or a significant portion of assets, a significant change in the field of activity, introduction of privileges or changes in the scope and content of existing privileges and delisting. In case of significant transactions, minority shareholders who vote against the transaction in the general assembly are granted a sell-out right. Quorums are defined for general assembly meetings of publicly held corporations depending on the circumstances under which meetings are held and agenda items. Also, online general assembly meetings have been enabled. An amendment to the Corporate Governance Communiqué published in October 2020 introduced the Sustainability Principles Compliance Outline, which entails the establishment of strategies, policies and objectives in relation to sustainability principles by corporations and annual disclosures of related objectives and activities, to ensure that investors are informed with respect to activities in relation to environmental and social principles through public disclosures.

Derivatives Market

According to Article 138 of the CML, organized markets are designed to operate under a single structure and under this provision the previous Turkish Derivatives Exchange has merged with Borsa Istanbul. The derivatives market established within Borsa Istanbul, the Futures and Options Market (“VIOP”), continues operations for both futures and options as well as other derivative contracts. In 2020, there were 178,976 accounts opened in the Derivatives Market. Futures contracts comprised 99.5% and option contracts 0.5% of the total traded value in 2020. While total traded value of the Derivatives Market was TL 1,457 billion in 2019, it reached TL 2,883 billion in 2020, marking a 97.8% increase.

Market Statistics

The following table shows market activity in the Turkish capital markets for the periods indicated:

Table 49

	2016	2017	2018	2019	2020
Outstanding Securities (in millions of TL)	633,003	718,600	775,023	961,982	1,286,936
Private	164,359	183,153	188,881	206,931	226,583
Public	468,644	535,447	586,142	755,052	1,060,353
Traded value on the Borsa Istanbul Markets (in millions of TL)
Stock Market	1,013,562	1,468,001	1,993,296	2,130,111	6,594,272
Bonds and Bills Market	9,581,251	4,564,000	4,450,306	16,156,310	21,470,168
Off-exchange bonds & bills transactions	849,241	802,981	1,233,346	1,026,916	1,690,687
Derivatives Market	580,000	867,761	1,287,074	1,457,333	2,883,066
Stock Market Capitalization (in millions of TL)	614,069	880,241	794,823	1,108,773	1,782,648
BIST National 100 Index (on TL basis)	78,139	115,333	91,270	114,424	1,477	*
Number of Companies Traded	405	399	402	402	394

Sources: Monthly Statistics Bulletin, 2020/12, Capital Markets Board, Borsa Istanbul, Consolidated Data, Stock Markets, Traded Value, Traded Volume, Number of Contracts https://www.borsaistanbul.com/veriler/verileralt/aylik-konsolide-veriler

* As of July 2020, two zeros were removed from BIST share indices.

Under the CML, a system of prospectus and issue document approval was adopted for capital market instruments to be issued or offered to the public. Data for securities sold based on approved prospectuses/issue documents of publicly held companies (cash capital increases only) for the 2016-2020 period are presented below:

Table 50

Securities Sold (in millions of TL)	Share	Asset Backed Securities	Covered Bonds	Corporate Bonds	Lease Certificates	Warrants/ Certificates	Total
2016	1,683	375	2,038	116,412	3,434	122.3	124,064
2017	4,947	997	6,255	163,660	8,353	425.0	186,243
2018	9,906	4,204	2,024	182,582	24,481	331	223,528
2019	3,483	1,520	—	255,626	46,171	391	307,191
2020	19,654	1,203	44,065	248,652	58,810	274	372,658

Source: Capital Markets Board

In 2020, approximately TL 20,098 million (U.S.$2,704 million) was raised through both initial public offerings and capital increases through sales of shares based on approved prospectuses/issue documents.

The corporate bond market has accelerated since 2010. The total market value of outstanding corporate bonds issued domestically rose from TL 2.8 billion in 2010 to TL 71.5 billion by the end of 2020.

As of December 31, 2020, there were 72 investment firms (5 of which are authorized for reception and transmission of orders in relation to capital market instruments and cannot directly transmit investors’ orders to stock exchange, but must transmit the orders to another investment firm which has an authorization for transmitting the orders directly to stock exchange) and one bank (investment bank) licensed to trade on stock markets, and 45 banks and 60 investment firms licensed to trade on debt securities markets at Borsa Istanbul. In addition, there were 75 intermediary institutions (banks, investment firms) licensed to trade on VIOP. Also, there are 78 firms (24 banks, 16 precious metals brokerage houses, 15 precious metals producing and marketing companies and 23 currency offices) licensed to trade on precious metals market.

Clearing and Settlement, Central Counterparty

The Istanbul Settlement and Custody Bank Inc. (“Takasbank”), is “the Clearing and Settlement Center” for the Borsa Istanbul, the custodian for pension funds and “the National Numbering Agency of Turkey”. Also, Takasbank is a specialized bank established under the Turkish Banking Law and incorporated as a non-deposit taking investment bank dedicated to securities services in Turkey.

Takasbank provides its members with a money market facility and banking services including cash credits, securities, lending and cross-border settlement and custody services via SWIFT and correspondent accounts. Takasbank was authorized as a FOREX Trade Repository Institution by the CMB in 2011.

Takasbank began providing central counterparty services for the Securities Lending Market (by September 2013), the Organized Derivatives Market (by March 2014), the Equity Market (by June 2017), the Debt Securities Market (by July 2018) and the Swap Market (by October 2018) of the Borsa Istanbul. In 2013, Takasbank has been authorized as the Pre-Local Operating Unit authorized to assign Legal Entity Identifier Code with CMB sponsorship by the Financial Stability Board.

CMB has been effectively maintaining the oversight and supervision of Financial Market Infrastructures operating in Turkish capital markets, including Takasbank. After thorough examination of Takasbank’s operations in the context of Committee on Payments and Market Infrastructures (“CPMI”)—International Organization of Securities Commissions (“IOSCO”) Principles on Financial Market Infrastructures (“PFMIs”), Takasbank is found to observe the CPMI-IOSCO PFMIs. The Board of CMB Turkey, at its meeting on March 23, 2016 decided to declare the acceptance of CPMI-IOSCO PFMIs applicable to financial market infrastructures operating in Turkish capital markets and to assume the responsibilities given to itself by the PFMIs for the purposes of protecting the rights of market participants and the stability in the markets and fulfilling its oversight function towards all financial market infrastructures operating in Turkish capital markets.

International Relations

With respect to the integration of the Turkish capital markets with the EU and the alignment of Turkish legislation with the EU acquis, the CMB has been working in close contact with the European Commission and the Delegation of the European Union to Turkey as well as other EU institutions.

The CMB attaches great importance to international relations and international principles and standards in market development. In this context, besides the studies concerning the compliance with the EU standards, the CMB continues its efforts to strengthen its relation with the IOSCO—of which the CMB is a member—and to enhance the cooperation with foreign authorities. To this end, the CMB has signed various Memorandums of Understanding (“MoU”) and entered into collaborative arrangements with foreign regulatory and enforcement authorities and continues its efforts to sign MoUs concerning the cooperation and exchange of information with foreign authorities.

The CMB, which is one of the first signatories of the IOSCO Multilateral MoU, has also signed 36 additional MoUs with foreign financial regulatory authorities until 2020. Moreover, the CMB has signed bilateral MoUs with 18 European countries (15 EU members) concerning the cooperation and the exchange of information for the supervision of Alternative Investment Fund Managers.

PUBLIC FINANCE

GENERAL

In the course of EU accession negotiations, Turkey has reformed its public financial management in accordance with EU practices and improved budget coverage, formulation, execution, accounting, audit and procurement. The main change was the introduction of the Public Financial Management and Control Law (“PFMC Law”), adopted by the Turkish Parliament in December 2003 (Law No. 5018, as amended in 2005, Law No. 5436). The enactment of the PFMC Law was the defining event that provided for a new legal framework for modern public financial management and accountability, which continues to develop in Turkey today. Since the enactment of the PFMC Law, such key concepts of a modern public financial management system as managerial responsibility models, effective and efficient use of resources, strategic planning, performance-based budgeting, a multi-year budgeting framework, accountability, fiscal transparency, modern internal audit/controls and external audit practices have been put into practice.

The public sector in Turkey includes central government agencies, social security institutions (“SSIs”), local governments (provincial governments, municipalities and villages), financial and non-financial state owned enterprises (“SOEs”) and extra-budgetary funds.

The PFMC Law covers central government agencies, social security institutions and local governments which are referred to as the “general government”. The central government consists of three types of agencies: (1) general budget agencies, which are government entities, (2) special budget agencies which are public administrations affiliated with or related to a ministry which perform a specific public service, to which revenues are allocated, and which are authorized to spend from such revenues, with the establishment and operation principles arranged through special laws and (3) regulatory and supervisory agencies which are established in the form of boards, agencies or supreme boards (agencies which are given a high degree of autonomy) by special laws. All central government administrations prepare their own expenditure budget proposals. Special budget agencies prepare their own budget revenue proposals and the central government budget revenue is estimated by the Revenue Administration. The preparation phases and the implementation of central government budget is coordinated by Treasury and Finance Ministry and the Strategy and Budget Presidency, in collaboration. Expenditure and revenue budget proposals are then consolidated by the Strategy and Budget Presidency and presented to the Turkish Grand National Assembly by the President. Social security institutions and local administrations prepare, approve and implement their own budgets.

The PFMC Law has been fully implemented and covers public financial management and control at all levels of general government. Yet, there are some exceptions for the regulatory and supervisory agencies. The PFMC Law requires in many instances enacting of secondary legislation for its implementation, all of which has been completed.

The budgeting process, accounting system, internal and external audits have each been amended to be in line with the PFMC Law.

Budgeting

The new system has modernized the budgeting process according to international standards. The central budget remains the pivotal point of public finance and is prepared according to a schedule commonly used in OECD countries. There is a rolling multi-year budget framework covering the budget year and the following two years. The annual budget law is accompanied by the appropriation indicators for the following two years. The fiscal year is the calendar year.

As the initial step of the Central Government Budget preparation, a medium-term program is prepared collaboratively by the Ministry of Treasury and Finance (“Treasury” or “MTF”) and the Strategy and Budget Administration of the Presidency (“SBA”), covering macro policies, principles, targets and main economic indicators in the context of development and strategic plans and the requirements of general economic conditions. The medium-term program is then adopted by the President. A medium-term fiscal plan, which is consistent with the medium-term program, is prepared collaboratively by Treasury and the SBA and includes total revenue and total expenditure projections, budgetary targets and proposed budget appropriation ceilings for public administrations for the following three years and is endorsed by the President. These documents set the framework for the budget discussions and negotiations with spending agencies.

The annual budget process of administrations begins in June, following a general announcement made by the SBA. Budget proposals are prepared by the administrations and reviewed collaboratively by Treasury and the SBA. The general budget revenue proposal is prepared by Treasury and Strategy and Budget Administration of the Presidency and the revenue proposals of other budgets are prepared by the relevant administrations. Central Government Budget Draft Law, together with supporting information, is submitted to the Parliament by the President in mid-October. Following plenary debates, the Annual Budget Law is approved by the Parliament and promulgated by the President no later than December 31.

Along with the Government Financial Statistics standards, each spending item within the budget is identified in accordance with the analytical budget classification system, which consists of institutional, functional, financial and economic terms. All budgets and budget reports of the general government entities are compiled according to this codification system. On the other hand , with the transition to the program budget, the functional classification will be removed from the structure of each spending item within the budget, but the functional classification will be monitored over information systems in order to preserve the ability to produce statistical data and to prevent historical data loss.

In addition to the analytical budget classification, a performance budgeting system is in place. Performance budgeting is one of the key pillars of the PFMC Law which requires effective, economic, and efficient utilization of public resources and is based on accountability and fiscal transparency. Within the framework of the performance budgeting system, public administrations prepare their strategic plans and annual performance programs based on government policies. Annual performance programs are used to link the government’s policy documents with the budget. The results from implementation are made public through annual accountability reports.

The studies based on the program budget approach, which will enable the performance budget to be implemented more effectively, have been carried out by the Strategy and Budget Administration of the Presidency in cooperation with Treasury since 2019.

In this context, program classification and performance information were created within the framework of the studies carried out in cooperation with the administration. Infrastructure works were carried out in order to make the necessary software revisions in the e-budget system. Studies for ensuring budget integration with the investment program were conducted.

In 2019, as a result of the studies mentioned above, the administration performance programs of the 2020 year prepared in accordance with the program budget were presented to Parliament. The Central Government Budget Law Proposal of the 2021 year is planned to be prepared in line with the program budget.

Each of the SOEs adopts an annual financial program, which is approved by the President. Although separate budgets for the SOEs do not exist in the Central Government Budget, there are sections in the budget of Treasury for capital transfers to and duty losses of the SOEs.

The preparation and implementation of the budgets of SSIs and local administrations and their other financial transactions are subject to the provisions of the relevant laws without prejudice to the provisions of the PFMC Law. Social security institutions and local administrations prepare their own budgets that are approved by their own boards of directors/councils.

Accounting and Reporting

Public revenues and expenditures are indicated on the accounts of the fiscal year of their accrual.

Establishing and supervising a uniform accounting system for the general government are the responsibilities of the Ministry of Treasury and Finance (“MoTF”) General Directorate of Public Accounts. The accounting services are responsible for collecting revenue, ordering payments and recording the financial transactions of the line ministries and agencies (Article 61 of the PFMC Law). The accounting services of the public administrations within the scope of the general budget are performed by the accounting offices affiliated with MoTF. Moreover, there are three specialized accounting offices under the body of MoTF, namely, the Accounting Office for External Payments, the Accounting Office for Internal Payments and the Accounting Office for State Debts.

MoTF produces the financial statements of the central government sector on a monthly basis and produces the financial statements of the general government sector on quarterly and annual bases. MoTF has also been regularly preparing Government Finance Statistics (“GFS”) statements of the general government sector and submitting them to the IMF since 2008. Additionally, MoTF started to send GFS-based statistical tables to the IMF quarterly since 2015. MoTF also sends this GFS data to TURKSTAT, which is responsible for producing Excessive Deficit Procedure statements and submitting them to Eurostat in accordance with the European System of Accounts 2010. However in 2018, MoTF published the Financial Statistics Regulation according to the IMF’s Government Finance Statistics Manual 2014.

The accounting and reporting standards for the general government are set by the Public Accounting Standards Board, which is an interministerial board within MoTF established in 2006, consisting of members from MoTF, the Court of Accounts, the Ministry of Interior, Presidency of the Republic of Turkey Strategy and Budget Office, the Social Security Institution and the Council of Higher Education. National Accounting Standards are published by the Board based on International Public Sector Accounting Standards (“IPSAS”). Secondary regulations in accounting were renewed according to accounting standards by MoTF in 2015. The Harmonization of International Public Sector Accounting Standards and the General Government Accounting Legislation Project were implemented by MoTF’s General Directorate of Public Accounts with the World Bank in 2017. So far, thirty National Accounting Standards have been published and secondary regulations have been renewed according to these standards in 2018. Due to these developments, the rate of compliance with IPSAS rose from 48% to approximately 90% between 2015 and 2018. The Board started work on drafting the “The Conceptual Framework for General Purpose Financial Reporting by Public Sector Entities” in 2017 and presented the draft for public comment by publishing it on its website in 2019. The Board continues its work on this draft. With the adoption of IPSAS, MoTF has made significant progress in terms of accountability, financial transparency, consistency, and comparability data. In 2019, the “Technical Assistance for Enhanced Capacity for Public Sector Accounting Standards (PSAS) Project” was initiated by MoTF’s General Directorate of Public Accounts.

MoTF sets rules for the preparation of the final accounts and supervises the compilation of an administration’s final accounts prepared by the strategy units of each administration within the framework of final account legislation. The proposal of the Final Accounts Law is prepared by MoTF. The Presidency of the Republic of Turkey Strategy and Budget Office finalizes the proposal. Then the proposal is submitted to Parliament by the President by the end of June of the subsequent fiscal year and a copy is sent to the Turkish Court of Accounts (the “TCA”). The TCA submits a General Conformity Statement, which is drafted for public administration within the scope of the central government, to Parliament no later than 75 days from the submission of the proposal. The proposal of the Final Accounts Law is deliberated by the Plan and Budget Commission of Parliament together with the Central Government Budget Law.

Internal Audit

The PFMC Law requires each public administration to assign internal auditors. Internal auditors within the line ministries and agencies are responsible for system, performance, financial, compliance and IT audits. The internal auditors are required to report to the head of the agency. As of the end of 2020, 2,067 internal auditor positions were reserved, 885 of which were appointed.

External Audit

Scope of the External Audit

External audits are carried out by Turkish Court of Accounts (TCA) in Turkey. With the radical reforms introduced in the public financial management system since the 2000s, the TCA has been authorized to conduct post-expenditure external audits with its independent status guaranteed in the Constitution, and has started to apply modern auditing techniques in accordance with international auditing standards as well as traditional account judgment. Both in the Public Financial Management and Control Law (the “PFMC Law”) No. 5018 and the Law on the TCA (the “TCA Law”) No. 6085, it is prescribed that the TCA audits shall be carried out in accordance with international auditing standards.

The independence of TCA and its audit mandate are guaranteed against any interference in the Constitution. TCA is a court-type supreme audit institution and it carries out judicial functions as well. Article 9 of Constitution clearly states that the judicial power shall be exercised by independent courts. Apart from this, it is explicitly stated in TCA Law (Article 3) that Turkish Court of Accounts has functional and institutional independence in carrying out its duties of examination, audit and taking final decision conferred by this law and other laws.

TCA prepares its own budget and directly presents it to the Parliament. It decides on its own audit program. The president and members of the TCA are elected by the Parliament. The tenures of members and auditors continue until the age of 65. The president, members and auditors cannot be employed in positions other than those expressly designated for them. TCA members cannot be dismissed, and without prejudice to the provision of Article 65 of the TCA Law, they do not have to retire before the age of 65, unless they desire so. However, those who have been convicted of an offense, which results in dismissal from public service, shall be automatically relieved of their duties. Those who certify with a medical report from the board of health of a fully equipped hospital that they have been incapacitated by reasons of health shall be removed from office upon the decision of the TCA General Assembly. The TCA is responsible for conducting the financial, compliance and performance audits of all general governmental agencies. Article 68 of the PFMC Law and Article 4 of the TCA Law specify that the TCA shall audit:

(a) Public administrations within the scope of the central government budget and social security institutions, local governments, joint stock companies, which are established by special laws or Presidential decrees and have a share of its capital directly or indirectly owned by the public sector and other public administrations (with the exception of professional organizations having a public status);

(b) All types of administrations, organizations, institutions, associations, enterprises and companies, which are affiliated with or founded by the administrations listed in point (a), or which they are directly or indirectly partners with;

(c) All types of domestic and foreign borrowing, lending, repayments, utilization of foreign grants received, giving grants, Treasury guarantees, Treasury receivables, cash management and other matters related to these, all transfers of resources and their utilization and the utilization of domestic and foreign resources and funds, including European Union funds; and

(d) All public accounts, including private accounts, funds, resources and activities regardless of whether these are in the public administrations budget.

Of the companies falling under points (a) and (b), the audit of those companies, their affiliates and subsidiaries, whose public shares are less than 50% directly or indirectly and are subject to independent audit as per the relevant legislation, is performed based on the independent audit reports, which are prepared as per the relevant legislation and sent to the TCA. The TCA submits to the Parliament the report, which it will prepare based on the independent audit reports submitted to it exclusively.

TCA shall also audit the accounts and transactions of international institutions and organizations within the framework of the principles set out in the relevant treaty or agreement.

Audit of public institutions, organizations and partnerships within the scope of Article 2 of Law No. 3346 on Regulating the Audit of State Economic Enterprises and Funds by the Turkish Grand National Assembly, dated April 2, 1987, shall be performed within the framework of the procedures and principles indicated in this Law and other laws.

TCA submits the individual audit reports (the General Evaluation Report on Accountability, the Financial Statistics Evaluation Report, the Statement of General Conformity and the Annual Audit Reports of State Economic Enterprises) of public administrations to the Parliament by attaching them to the General Evaluation Report on External Audit. The TCA Law requires that reports of the TCA, except for the cases forbidden to be announced by laws, shall be announced to the public.

Functions of the TCA

Audit Function

TCA and its qualified auditors are required to adhere with INTOSAI Framework of Professional Pronouncements (IFPP). TCA audit manuals have been prepared on the basis of International Standards of Supreme Audit Institutions (ISSAIs) and audits are carried out in accordance with TCA Law no. 6085, generally accepted International Auditing Standards (ISAs), the secondary legislation of TCA and relevant audit guidelines.

TCA carries out regularity (financial and compliance) and performance audits. Financial audits consist of an evaluation and an opinion on the accuracy of public administrative bodies’ financial reports and statements, and whether or not those bodies’ financial decisions and transactions and any programs and activities are compliant with law. The auditors also evaluate the auditees’ financial management and internal control systems.

Compliance audits take the form of an examination as to whether auditees’ revenues, expenditures, assets and other accounts and transactions comply with the law and other legal arrangements.

In performance audit, the auditors evaluate whether or not public resources have been used effectively, efficiently and economically. They also assess auditees’ activities against the goals and indicators which the latter have set with regard to accountability.

Judicial Function

TCA is a supreme audit institution which performs audits on behalf of the Parliament with the aim of ensuring the power of the purse, and has judicial authority.

Judicial reports concerning the public losses detected in the course of audits are decided on by the chambers of trial, each of which is a court of accounts. There are 8 chambers in TCA. The final decision body of the writs issued by the chambers is the Board of Appeals of the TCA. Appeal is possible against the decisions of the chambers. The Office of the Chief Prosecutor of the TCA takes part in the trial process, as well.

Judicial reports are prepared and inquiries are initiated in case that the following are detected during the audit of the accounts and transactions of public entities:

•	A decision, transaction or action against the legislation,

•	A public loss resulting from a decision, transaction or action against the legislation,

•	Determination of the public officer leading to this public loss,

•	A connection between the public loss and the decision, transaction or action of the determined public officer against the legislation.

Inquiries are notified to the public officers held responsible and their defence statements are taken within the relevant legal period. Provided that the audit team maintains the same conviction on the public loss and responsibility after they assess the statements, a judicial report is prepared and sent to the relevant chamber for the initiation of the trial process.

Guidance

TCA implements a three-phase systematic method with the aim of creating a better public administration, facilitating the functioning of public entities and strengthening their institutional structures.

In the first phase, the functioning of the internal control systems of the public entities and such entities’ financial management and performance management are assessed through the answers given to certain questions uploaded in the SayCap Audit Management Program by the audit teams during TCA audits. By these means, public entities are assessed in terms of their internal control, financial management and performance management.

In the second phase, within the scope of the classification of findings carried out by the TCA, annual audit findings concerning the public entities are classified in detail, and the deficiencies and weaknesses of each public entity in the abovementioned systems are determined. Classification of findings informs the TCA about the areas which the auditors should focus on in the audit of a specific public entity.

In the final phase, TCA monitors the issues detected in the audits and uses the data obtained from monitoring to shape the audit plans of the next year. Thanks to this system, TCA can determine the focus of audits for improving the internal control, financial management and performance management systems of the public entities and can also plan trainings for the improvement of these systems based on its findings.

Quality Management System in TCA

In accordance with the international standards, TCA has established a two-phase quality management system with the aim of ensuring quality in audits.

The first phase consists of the quality control works conducted during the execution of the audit, before the audit report is finalized.

The second phase of the quality management system includes quality assurance works. Quality assurance works are carried out with the aim of assessing the effectiveness of quality control processes and the compliance of completed audits with the audit manuals, and determining the necessary actions for building capacity. Reviews for quality assurance are performed by a team of auditors who have sufficient professional experience and who have not participated in the audit under review.

Review for quality assurance contributes to the TCA by ensuring the following matters:

•	Audit works are in accordance with law, the TCA’s procedures and the international auditing standards,

•	Audit opinions are fully corroborated by the audit evidences,

•	The formation of accurate audit opinions by the audit teams,

•	The generalization of the good practice examples, which have been obtained through the audits, to the whole TCA,

•	Detecting areas in the regularity audit manual that need to be developed.

Follow-up System

TCA auditors perform follow-up activities in order to ensure compliance with the recommendations given in the TCA reports of previous years.

Ethics

TCA has issued “Ethical Principles and Rules for TCA Auditors”, which are in line with the ISSAI 130 INTOSAI Code of Ethics. The ethical principles include independence, neutrality, objectivity, integrity, equality, refraining from conflict of interest, competence, professional care, professional and institutional awareness, and not using the profession for affording advantage. TCA Auditors acknowledge the importance of professional ethical rules; and they are committed to those rules under all circumstances.

CENTRAL GOVERNMENT BUDGET

Despite adverse global and domestic developments, the Turkish economy recorded an average growth rate of 3.3% in the 2016-2020 period. Fiscal stability was maintained in the 2016-2020 period and the central government budget deficit average was 2.2%, which is below 3% of GDP.

As a result of an ongoing commitment to fiscal discipline, in 2016, the central government budget revenues and expenditures reached TL 554.1 billion (21.1% of GDP) and TL 584.1 billion (22.2% of GDP), respectively. The budget deficit was TL 29.9 billion, representing 1.1% of GDP and primary surplus was TL 20.3 billion, representing 0.8% of GDP.

In 2017, the central government budget revenues and expenditures reached TL 630.5 billion (20.1% of GDP) and TL 678.3 billion (21.6% of GDP), respectively. The budget deficit was TL 47.8 billion, representing 1.5% of GDP and primary surplus was TL 8.9 billion, representing 0.3% of GDP.

In 2018, the central government budget revenues and expenditures reached TL 758 billion (20.2% of GDP) and TL 830.8 billion (22.1 % of GDP), respectively. The budget deficit was TL 72.8 billion, representing 1.9% of GDP and primary surplus was TL 1.1 billion, representing 0.03% of GDP.

In 2019, the central government budget revenues and expenditures reached TL 875.3 billion (20.3% of GDP) and TL 1,000 billion (23.1 % of GDP), respectively. The budget deficit was TL 124.7 billion, representing 2.9% of GDP and primary deficit was TL 24.8 billion, representing 0.6% of GDP.

In 2020, the central government budget expenditures were TL 1.2 trillion (23.8% of GDP), the central government budget revenues reached TL 1 trillion (20.4% of GDP) with the contribution from non-tax revenues. Consequently, the central government budget deficit was TL 172.7 billion (3.4% of GDP) and primary deficit was TL 38.8 billion (0.8 % of GDP).

The main objectives of the Medium Term Program of 2021-2023, announced in September 2020, are, in the short run, to restore price stability and financial stability, to assure economic rebalancing and budget discipline and, in the medium term, to realize an economic transformation towards sustainable growth. The Medium Term Program of 2021-2023 targets deficits of 4.3%, 3.9% and 3.5% for the central government budget for 2021, 2022 and 2023, respectively. However, the budget deficit target for 2021 was revised to 3.5%.

Table 51. Central Government Budget Balance and Financing

	2016	2017	2018	2019	2020*
	(in millions of Turkish Lira)
CENTRAL GOVERNMENT BUDGET REVENUES	554,140	630,490	757,996	875,280	1,029,493
I. GENERAL BUDGET REVENUES	533,203	607,138	729,063	847,692	1,000,039
Tax Revenues	459,002	536,617	621,536	673,860	833,062
Direct Taxes	150,180	176,849	231,431	257,140	281,139
Indirect Taxes	308,821	359,768	390,105	416,720	551,924
Other	74,201	70,520	107,526	173,833	166,977
Enterprise and Ownership Revenues	23,748	19,762	26,128	93,718	59,410
Grants, Aids and Special Revenues	1,122	1,373	1,190	6,993	10,430
Interests, Shares and Fines	34,910	35,560	71,848	64,488	88,434
Capital Revenues	12,828	11,680	7,809	7,107	7,534
Receivable Collections	1,594	2,145	551	1,525	1,169
II. REVENUES OF SPECIAL BUDGET AGENCIES	17,012	19,148	23,761	20,925	21,692
III-REVENUES OF REG. & SUPERVISORY INSTITUTIONS	3,925	4,204	5,173	6,663	7,762
CENTRAL GOVERNMENT BUDGET EXPENDITURES	584,071	678,269	830,809	1,000,027	1,202,236
A) Primary Expenditures	533,825	621,557	756,848	900,087	1,068,274
Compensation of Employees	148,864	162,146	200,903	249,892	287,769
Social Security Contributions	24,699	27,272	34,379	43,045	48,286
Good and Services Purchases	54,100	63,600	71,946	84,363	96,399

Current Transfers	224,847	270,924	322,879	400,316	497,989
1. Duty Losses	5,832	7,371	7,407	8,013	11,006
2. Treasury Aid	116,763	143,525	161,035	219,546	275,858
3. Transfers to Non-Financial Establishment	2,465	3,401	3,475	5,934	3,976
4. Transfers to Households	5,432	6,279	7,257	6,662	7,645
5. Agricultural Subsidy	11,489	12,722	14,552	16,965	21,944
6. Other Transfers to Households	7,202	10,173	16,242	18,592	25,407
7. Social Transfers	10,814	12,226	13,784	19,889	22,990
8. Foreign Transfers	2,239	2,633	3,261	4,109	4,914
9. Shares from Revenues	62,609	72,594	95,866	100,606	124,249
Capital Expenditures	59,677	70,983	88,324	80,717	92,911
Capital Transfers	8,881	13,342	16,746	16,316	15,171
Lending	12,756	13,291	21,672	25,438	29,750
B) Interest	50,247	56,712	73,961	99,940	133,962
Domestic Interest	36,746	39,310	49,202	70,554	90,847
Foreign Debt Interest	11,333	14,552	19,419	24,216	31,347
Discount and Short Term Transactions	2,168	2,850	5,341	5,170	11,767
CENTRAL GOVERNMENT BUDGET PRIMARY BALANCE	20,315	8,932	1,148	-24,808	-38,781
CENTRAL GOVERNMENT BUDGET BALANCE	-29,932	-47,779	-72,813	-124,747	-172,743
DEFERRED PAYMENTS	-5,259	-4,469	-1,472	2,062	2,271
OTHER DEFERRED PAYMENTS	-180	-395	450	0	0
ADVANCES	-1,676	-2,196	-14,631	-2,925	-2,326
CENTRAL GOVERNMENT BUDGET CASH BALANCE	-37,047	-54,839	-88,465	-125,610	-172,798
CENTRAL GOVERNMENT BUDGET FINANCING	37,047	54,839	88,465	125,610	172,798

	2016	2017	2018	2019	2020*
	(in millions of Turkish Lira)
BORROWING (NET)	32,972	83,621	60,145	157,082	249,063
FOREIGN BORROWING (NET)	4,452	16,816	9,656	31,805	24,932
Receipts	19,136	42,471	41,391	66,426	67,895
Payments	-14,684	-25,655	-31,735	-34,621	-42,963
DOMESTIC BORROWING (NET)	28,520	66,805	50,489	125,277	224,131
-TL Denominated T-Bills	1,025	-50	4,521	9,987	-18,261
Receipts	3,639	2,482	7,959	22,472	23,937
Payments	-2,615	-2,533	-3,439	-12,485	-42,197
-FX Denominated T-Bills	0	0	0	-109	0
Receipts	0	0	0	1,122	0
Payments	0	0	0	-1,232	0
-TL Denominated G-Bonds	27,495	66,856	41,216	64,384	112,207
Receipts	88,428	124,766	111,089	135,056	255,109
Payments	-60,933	-57,910	-69,873	-70,671	-142,902
-FX Denominated G-Bonds	0	0	4,752	51,014	130,184
Receipts	0	0	4,998	53,238	163,244
Payments	0	0	-246	-2,224	-33,060
NET LENDING (-)	-912	-247	-938	-876	-1,094
LENDING	32	617	68	0	48
REPAYMENT (-)	943	863	1,006	876	1,142
PRIVATIZATION RECEIPTS	0	0	0	0	0
SDIF REVENUE SURPLUS	0	0	0	0	0
CURRENCY/DEPOSIT AND OTHER TRANSACTIONS	3,163	-29,029	27,382	-32,348	-77,358

(*) Provisional.

Sources: Ministry of Treasury and Finance

TAXATION

The Government collects taxes on personal and corporate income, real estate, goods and services (including the value added tax), and foreign trade.

Personal Income Tax

Personal income tax is levied on a scheduler basis and includes the following features:

•

Earned income received from a single employer is subject to a progressive withholding tax at marginal rates from 15% to 40%. The withholding tax is final. These regulations were introduced with law numbered 7194, dated May 12, 2019. Such regulations started to be implemented in 2020 with respect to wage income.

•

Wage income from more than one employer is subject to declaration if the sum of all wage incomes (excluding wage income attributable to the first employer) exceeds a threshold level of TL 30,000 for 2016, TL 30,000 for 2017, TL 34,000 for 2018, TL 40,000 for 2019, TL 49,000 for 2020 and TL 53,000 for 2021.

•	Capital income is taxed at marginal rates from 15% to 40%. An annual tax return must be filed for unearned income not subject to a final withholding tax.

Taxation of earnings derived from the sale and retention of marketable securities and other capital market instruments, and taxation of deposit interests, repo gains and income that is derived from private finance institutions is regulated by Temporary Article 67, which was added to the Income Tax Law through Article 30 of the Law No.5281. These regulations will be applied during the period between January 1, 2006 and December 31, 2025. In particular:

•

Interest income derived from government bonds issued prior to January 1, 2006 is subject to declaration if the total indexed amount of the earning derived from these government bonds is above a threshold level of TL 30,000 for 2016, TL 30,000 for 2017, TL 34,000 for 2018, TL 40,000 for 2019, TL 49,000 for 2020 and TL 53,000 for 2021. Income derived from Eurobonds is subject to this procedure regardless of the date of issue.

•

Since October 1, 2010, a withholding tax of 10% for non-residents and residents has been applied on earnings from the retention and sale of all domestic bonds and Treasury bills issued on or after January 1, 2006. However, these rates are 0%, 3% and 5% for the retention and sale of bonds and bills which were issued by banks and acquired in between the dates of December 23, 2020 and July 31,2021.

•

Income from the sale of shares which trade on the Borsa İstanbul is subject to a withholding tax (0% for both residents and non-residents as of November 14, 2008). This provision of Temporary Article 67 of Income Tax Law does not apply to the shares of fully liable corporations listed on the Borsa İstanbul, held for more than one year.

•

On July 27, 2010 the Assembly approved Law No. 6009 which reduces the withholding tax rate to 0% for corporations and foreign taxpayers that are determined by the Ministry of Treasury and Finance to be similar to investment funds and investment trusts established in accordance with the Capital Markets Code. From October 1, 2010 onwards, the withholding tax rate is 10% for resident and non-resident natural persons. However, this rate is 0% for investment funds (except variable, mixed, eurobond, external borrowing, foreign, hedge funds and funds which other phrases implying foreign currency investment in their titles) acquired between the dates of December 23, 2020 and July 31,2021.

•

Dividends (except dividends from investment trusts) are currently subject to withholding tax of 15%. 50% of dividends earned in a year will be exempted from income tax. And if the remaining 50% is above a threshold level of TL 30,000 for 2016, TL 30,000 for 2017, TL 34,000 for 2018, TL 40,000 for 2019, TL 49,000 for 2020 and TL 53,000 for 2021. the remaining 50% will be included in taxable income and all withholding tax can be credited. Dividends derived from investment funds and trusts are subject to withholding tax (0% for resident and non-resident corporations and foreign taxpayers that are determined by the Minister of Treasury and Finance to be investment funds and investment trusts established in accordance with the Capital Markets Code, 10% for resident and non- resident natural persons and corporations other than stated above). The provisions of Temporary Article 67 of Income Tax Law do not cover the sale of participating certificates (held for more than one year), of Investment Funds of which at least 51% of such fund’s portfolio is traded on the Istanbul Stock Exchange (Borsa İstanbul).

•

Since January 1, 2013, the withholding tax rate applied on income from bank deposits has varied between 10% and 15% according to account type. Since March 21, 2019, the rates on income from bank deposits in foreign currency has varied between 18% and 20%. However, these rates are 0%, 3% and 5% for bank deposit accounts which were opened and renewed between the dates of September 30, 2020 and July 31, 2021. Since September 22, 2017, Gold-based government domestic debt securities issued by the Ministry of Treasury and Finance are subject to withholding of 0%. Since May 24, 2020, bonds approved by the Capital Markets Board and short term lease certificates listed by asset leasing companies are subject to a 15% withholding tax. Since January 1, 2021, income derived from leveraged transactions on foreign currencies, precious metals and other assets determined by the Capital Markets Board are subject to a withholding tax of either 10%, for both resident and non-resident natural persons, or 0%, for corporations.

Corporate Income Tax

In 2006, a new Corporation Tax Law (Law No. 5520) was enacted and the corporate income tax rate was reduced from 30% to 20%. With Law No.7061, the corporate income tax rate increased to 22% for the taxation periods 2018, 2019 and 2020. Accordingly to the Law No. 7061, the President is authorized to reduce the rate from 22% to 20%.

According to Tax Procedure Law, the duration of the useful life of the asset is taken into account for the calculation of the depreciation rate of assets acquired after December 31, 2003. The duration of the useful life of an asset and the depreciation rates are determined by the Ministry of Treasury and Finance. The Ministry of Treasury and Finance has announced the useful lives and depreciation rates of depreciable assets through communiqués numbered 333, 339, 365, 389, 399, 406, 418, 439, 458 and 506. Taxpayers are free to choose, either the declining balances method or straight-line method of depreciation.

Law No. 5520 also provided that losses can be carried forward for 5 years and that the gains obtained from investments are subject to the reduced corporation tax up to the amount of investment contribution determined by the President. In cases of insufficient earnings, a reduced corporate tax is applied for such investment expenditures without time constraints.

Investment Incentive System

The incentive system became effective with a Council of Ministers decree dated July 14, 2009 (numbered 2009/15199), as amended by the Council of Ministers decree dated June 15, 2012 (numbered 2012/3305). General incentive applications, regional incentive applications, incentives of priority investments, large-scale investment incentives, and strategic investment incentives all fall within the scope of the new incentive system.

The minimum amount of fixed investment for the general incentive system and regional incentive applications are TL1 million for the first and second regions and TL 500,000 for the third through sixth regions. The minimum amount of fixed investments for large-scale incentive applications and strategic incentive applications must be at least TL 50 million.

VAT Exemption: In accordance with the measure, value added tax (“VAT”) is not paid for imported and/or domestically provided machinery and equipment within the scope of the investment encouragement certificate.

Customs Duty Exemption: Customs duty is not paid for the machinery and equipment provided from abroad (imported) within the scope of the investment encouragement certificate.

Corporate/Income Tax Reduction:

It is stipulated that profits obtained from investments which are granted an incentive certificate by the Ministry of Economy will be subject to corporate tax at reduced rates from the accounting period in which the investment is begins to be operated partially or completely, until the breakeven point on the investment is reached.

On the other hand, taxpayers benefiting from the above stipulation will be able to subject their earnings from other activities during the investment period to corporate tax at a reduced rate, within the limits determined by the President.

Income Tax Withholding Support: The measure stipulates that the income tax regarding the additional employment generated by the investment within the scope of the investment encouragement certificate will not be subject to withholding. It is provided for regional, priority, large-scale and strategic investment only in Region 6.

Interest Support: A financial support provided for certain investment loans with a duration of at least one year that covers a certain part of payable interest or payable profit share on loans. The measure is applicable for investments to be made in Regions 3, 4, 5 or 6 and for strategic and priority investments.

Land Allocation: It means allocation of land for investments that incentive certificate is issued within the framework of the principles and procedures determined by the Ministry of Treasury and Finance.

VAT Refund: VAT collected on building and construction expenses of investments with a minimum fixed investment amount of TL 500 million will be rebated. The President of the Republic is authorized to decrease the minimum fixed investment amount by sector or collectively to as low as TL 50 million or to increase it up to TL 1 billion.

Social Security Premium Support for Employer’s Share: A part of Social Security Premium Support for Employer’s Share required to be paid for additional employment, corresponding to minimum wage is met by the Ministry of Economy within the scope of incentive certificate.

Social Security Premium Support for Employee’s Share: A part of Social Security Premium Support for Employee’s Share required to be paid for additional employment, corresponding to minimum wage is met by the Ministry of Economy within the scope of incentive certificate. It is provided for regional, large-scale and strategic investments only in Region 6.

Social security contributions are payable by employees at a rate of 14% and by employers at a rate of 20.5% of gross wages. For employees whose gross earnings are below the base or above ceiling earnings, which are determined at least twice a year, these contribution rates are applied to base or ceiling amounts respectively. According to the Social Security Law amended by Law No. 5198, the base wage for Social Security contributions has been equalized to the minimum wage since July 1, 2004. Social security contributions were paid into funds that were not consolidated under the central government accounts. These funds have been combined under the Social Security Institution by the Social Security Law No. 5502. Within the same income range, there is an additional contribution to the unemployment fund of 1% by the employee and 2% by the employer.

According to Article 28 of Law No.5763, as of January 1, 2008, the amount corresponding to 5 points of an employer’s contributions shall be matched by the Treasury. Taking into account the socio-economic development index, an additional 6 points of employer’s contribution has also been provided in the insured employment workplaces which employ 10 or more insured employees in 52 provinces determined by the Council of Ministers. Article 20 of the same law provides that a percentage of social security employers’ contributions of male employees between ages 18-29 and female employees regardless of age that were recruited within 2 years of January 7, 2008 will be paid by the unemployment insurance fund according to the following scale: 100% for the first year of employment, 80% for the second year, 60% for the third year, 40% for the fourth year and 20% for the fifth year.

Value Added Tax

VAT is a broad based tax on consumer spending and normally has a neutral effect on businesses because the input VAT is deductible from the output VAT. The following transactions performed in Turkey, among others, are subject to VAT:

•	the supply of goods and services in the course of commercial, industrial, agricultural, and professional activities;

•	the importation of all goods and services; and

•	activities described under VAT Law Article 1 as “deliveries and services arising from other activities”.

Exemptions under the VAT Law can either be full or partial exemptions. Full exemptions permit deductions and refund of taxes imposed. While partial exemptions do not allow deduction and/or refund of taxes incurred and, based on the scope of work, provide for the incurrence of taxes as cost or expense.

The following transactions are fully exempt with the right to deduct input VAT:

•	the exportation of goods;

•	the supply of services abroad;

•	the processing of goods for exports;

•	the supply of ships, aircraft, and rail transportation vehicles, and the supply of services related to the manufacture of such vehicles;

•	the supply of services to ships and aircraft at harbors or airports;

•	the supply of international transport services;

•	the supply of goods and services to persons engaged in the exploration for prospecting activities;

•

the supply of machinery and equipment and the sale and lease of software and royalties to persons who are normally subject to tax but who have provided an investment document showing that the machinery and equipment are part of an investment;

•	international roaming contracts according to the reciprocity principle;

•	the supply of goods and services related to the exploration, operation and refining of gold, silver and platinum;

•	goods and services related to national security;

•	goods and construction works related to the construction, renovation and enlargement of railways connected to seaports, seaports and airports;

•	diplomatic exemptions;

•	the supply of gas oil for trucks and tractor trailers which transport export goods; and

•	any kind of equipment and computer programs designated exclusively for education, employment and to improve the daily life of disabled persons.

The following transactions are exempt from VAT without the right to deduct input VAT or refund VAT (Partial Exemptions):

•	Exemptions for cultural and educational purposes;

•	Exemptions for social purposes;

•	Exemptions for military purposes; and

•	Other exemptions listed under VAT Law Article 17.

Currently, the statutory rate of VAT is 10% for each transaction subject to VAT. However, the standard rate of 18% is applied pursuant to the Council of Ministers decree No 2007/13033. A reduced rate of 1% is applied to goods and services listed on List (I) annexed to the Council of Ministers decree, which includes funeral services, used passenger cars and tractors, lease of specified machinery and equipment, supply of residential housing under 150 m² in metropolitan cities and with land value per square meter between TL 500 and TL 999 (Building Permit: 1/1/2013-31/12/2016) / between TL 1000 and TL 2000 (Building Permit: 1/1/2017 and after) and some agricultural products. A reduced rate of 8% is applied to goods and services listed on List (II), which is annexed in the Council of Ministers decree, which includes food products, cash registers, blood and blood components, cinema, theatre, opera and ballet tickets, private educational services, vaccines, some medical products and services, ambulance services, medicine, medical equipment, textile and confection products and products and services involved in their custom manufacture, accommodation services, meal services at non-luxury restaurants (excluding alcoholic beverages), services provided by orphanage and nursing homes, some furniture, clothing, waste water services. Goods and services that do not fall onto either List (I) or List (II) are subject to the standard rate.

Developments in Tax Policy

Excise Tax

With a view toward simplifying and harmonizing the indirect tax system with the EU, a unified Excise Tax was enacted in June 2002 to consolidate a range of selective taxes on energy products, vehicles, alcohol and tobacco products, and a range of luxury consumer goods into a single tax charged on importation and domestic production of selected goods.

The Excise Tax is an important tax which comprised approximately 26.2% of total tax revenues (excluding social security contributions) in 2016, 25.8% in 2017, 21.5% in 2018, 21.8% in 2019 and 24.9% in 2020.

The Excise Tax tariff is composed of four lists:

•	List I includes petroleum products, natural gas, lubricating oil, solvents and derivatives of solvents;

•	List II includes registered and non-registered motor vehicles;

•	List III covers alcoholic beverages, non-alcoholic beer, packaged fruit juice (excluding 100 % juices), cola, soda, soda pops, tobacco products and macarons; and

•	List IV covers a range of consumer durables and luxury goods.

The taxpayers for List I, III and IV are producers or importers and sellers through public auction. The taxpayers for vehicles under List II which are subject to entry and registration are the persons who carry out the trade, import to use or sale by auction and the taxpayers for vehicles under List II not subject to entry and registration are their importers, manufacturers and sellers by auction before excise duty is applied.

In 2019 (thorough July 1), the excise duty of certain motor vehicles was reduced by 15% to fight against inflation and support the general economy.

Investment Tax Allowance System

Taxpayers can deduct, regardless of any time limitation, the amount of investment allowance exemption. However, the deductible amount may not exceed 25% of the related annual gain. On February 9, 2012, the Constitutional Court cancelled that restriction on the deductible investment allowance, so corporate taxpayers could deduct the entire amount of investment allowance. The aforementioned amendment provision came into force on the date of its publication, to be implemented from calendar year 2010 earnings.

Minimum Living Allowance

The annual gross amount of minimum wage which is received from the beginning of the calendar year in which the wage is earned is multiplied by 50% for the taxpayer him or herself, 10% for a spouse who neither works nor has an income, 7.5% for the each of the first two children, 10% for the third child, and 5% for any other children. This final number is multiplied with the rate (15%) applied to the first income bracket of the Personal Income Tax Schedule stated in Article 103 so that the minimum living allowance amount is calculated. One-twelfth of this amount is deducted from the income tax amount calculated for monthly wage income. The minimum living relief is applied to employees in the industry sector. On December 31, 2013, the Minimum Wage Commission Decision eliminated the concept of a different minimum wage based on age. Thus, one minimum wage was introduced.

According to Article 32 of Income Tax law, net monthly minimum wage amount for a single employee cannot be lower than the amount declared at the beginning of the year. If the amount decreases below the declared net minimum wage at the beginning of the year due to the progressive tax rates, the difference will be compensated through an increase in minimum living allowance amount. Individuals whose wages are not taxed in the lump sum method may benefit from the minimum living allowance.

VAT

Article 26 of the Law No. 6552 amended Article 17/4-g of Law No. 3065 on September 11, 2014, so that importation of precious stones (diamond, brilliant, ruby, emerald, topaz, sapphire, chrysotile, pearl) for trading within exchanges situated in Turkey pursuant to the Capital Market Law No. 6362 and certain related activities are exempted from VAT.

With the temporary Article 34 added to the Law No. 3065 on April 7, 2015, supplies of goods and services to those that modernize and construct transit petroleum pipe line projects which are exempt from VAT within the context of international convention provisions are included in the exemption.

Article 13/1 was added to the Law No. 3065 on February 10, 2016. This article provides that supplies of fertilizers registered by the Ministry of Food, Agriculture and Livestock, supplies of raw materials used in these products to fertilizer producers, supplies of oil cake and feeds (except for cat-dog food) are exempted from VAT.

Temporary Article 20 (paragraph 1) of the Law No. 3065 was amended on February 26, 2016, so that supplies of services in the form of system management, data management, business applications, sectoral, internet, games, mobile and military command control application software produced by entrepreneurs operating in technology development zone and specialty technology development zone are exempted from VAT.

Law No. 6728 (dated August 9, 2016) exempts interest income derived from purchasing bonds from VAT. With the same Law, participation banks, development and investment banks engaging in sale-lease back transactions are exempted from VAT.

Effective August 9, 2016, Article 44 of Law No. 6728 has been amended so that the VAT amounts paid when importing goods or and taxes on disguised profit distributions through transfer pricing are no longer considered a nondeductible VAT.

On November 24, 2016, Article 17/4-1 of the Law No. 3065 was amended so that transportation of goods to and from free zones with exportation purposes is also exempt from VAT.

According to Article 9 of Law No.6741 on the establishment and management of the Turkish Wealth Fund, as of August 26, 2016, transfer of assets and rights to the Turkish Wealth Fund and sub-funds related to the Turkish Wealth Fund, and supply and services made through the management of these assets and rights by the Turkish Wealth Fund Management Joint Stock Company are exempted from VAT.

With the amendment to Article 13 of Value Added Tax Law (via Law No. 6824), in order to increase inflow of foreign currency and encourage construction sector, first sale of workplace and housing to non-residents has been exempted from VAT, provided that sale value is paid in foreign currency.

With the amendment to Article 9 of Value Added Tax Law (via Law No. 7061), electronic services supplied by non-residents to real person in Turkey who are not VAT taxpayer will be declared and paid by non-residents.

With the amendment to Article 17 of Value Added Tax Law (via Law No. 7061), the roaming services charge has been exempted from VAT. This charge has already been exempted from special communication tax in accordance with Article 39 of Expenditure Taxes Law.

With the amendment to Article 13 of Value Added Tax Law (via Law No. 7104), new machinery and equipment deliveries made exclusively for those engaged in research and development, innovation and design activities have been exempted from VAT.

With the amendment to Article 29 of Value Added Tax Law (via Law No. 7104), the input VAT deduction time limit was expanded. The input VAT may now be deducted until the end of the next fiscal year as long as it is recorded in the statutory books. This new time limit entered into force on January 1, 2019.

With the amendment to Articles 29 and 30 of Value Added Tax Law (via Law No. 7104), relief is provided for VAT declared and paid in relation to receivables that turned into bad debt as per Article 322 of Tax Procedures Law. Such VAT can be deducted in the period in which the bad debt is recorded as a loss. Thus, a supplier who has recorded and paid VAT on a supply, but who has not been paid for that supply, will be able to deduct the VAT paid. This relief entered into force on January 1, 2019.

With the amendment to Article 30 of Value Added Tax Law (via Law No. 7104), a facility of deduction was introduced (through the parenthetical provision added into the Article) for VAT incurred with respect to the loss of depreciable economical assets following the accomplishment of their useful life or delivered within the scope of an exemption, or with respect to the loss of depreciable economical assets without accomplishing their useful life or which were delivered within the scope of an exemption. However, proportional VAT deduction is allowed, so only the VAT corresponding to the undepreciated portion must be paid.

With an amendment made by Law No. 7104, the repealed Article 38 of the Value Added Tax Law has been re-arranged with the title “turnover-based taxation” and a new VAT declaration method has been introduced for those who are self-employed or whose commercial income is determined based on simplified accounting methods. Under this new method, the VAT liability is calculated by simply multiplying taxpayer turnover with the coefficients determined by the President based on sector and occupational cluster, without deducting any input VAT incurred on purchases. The purpose of this is the simplification of the processes to be handled by small volume taxpayers, so as to make their compliance with the system easier. The simplified VAT method is optional, but once the taxpayer chooses to be taxed by the simplified method, he cannot switch to the normal method for a period of two years. The new method became available starting on January 1, 2019.

With the amendment made to the temporary Article 37 of the Value Added Tax Law by Law No. 7161, VAT incurred due to construction work in 2017, 2018 and 2019, which cannot be eliminated through a deductible mechanism, will be refunded in the following year. This was enacted in order to reduce the tax burden on industrial investment arising from VAT. In accordance with this amendment, the President has been authorized to extend these periods up to five years, either individually or together, as of each calendar year following the expiration of the periods. With the President’s Decree dated December 29, 2019 and numbered 1950, it has been decided that the article in question shall be applied for the value added tax that was imposed in 2020 and 2021, which cannot be eliminated through a deductible mechanism.

With the amendment made to temporary Article 39 of the Value Added Tax Law by Law No. 7103, delivery of new machinery and equipment to be used exclusively in the manufacturing industry for value added taxpayers with an industrial registry certificate, as well as new machinery and equipment deliveries made to research and development, innovation and design activities in technology development zones, research and design centers and research laboratories within the scope of Law No. 6550 are exclusively exempt from VAT.

With the amendment made to Article 17/4-ö of the Value Added Tax Law by Law No. 7104, in the bonded areas where customs warehouses and temporary storage sites and customs services are provided, the goods subject to import and export operations and the storage, terminal and storage services provided for the goods traded under the transit regime are exempt from VAT.

Under the amendment enacted by Article 13/n of the Value Added Tax Law by Law No. 7166, the delivery of printed books and periodicals is exempt from VAT, except for those who are packed and sold according to the provisions of the Law on the Protection of Children (Law No. 1117).

With the amendment made to temporary Article 23 of the Value Added Tax Law by Law No. 7256, free delivery of computers and equipment to the Ministry of Education, as well as software delivery and services related thereto, delivery and performance of these goods and services, respectively, to those who donate such equipment are exempt from Value Added Tax until December 31, 2023.

With temporary Article 41 added to the Law No. 3065 on December 2, 2020, transfers in accordance with additional Article 1 of the Natural Gas Market Law dated April 18, 2001 and numbered 4646 are exempt from Value Added Tax.

Income Tax

(1) Personal Income Tax

With the amendment of Article 75 of the Personal Income Tax Law by Article 80 of Law No. 6111, effective February 2, 2011, the income derived from leasing certificates issued by leasing companies will be considered capital gains. Therefore, income derived from leasing certificates issued abroad will be considered within the scope of withholding according to article 94 of the Personal Income Tax Law. Provisions of Temporary article 67 of the Personal Income Tax Law will be applicable to income derived from leasing certificates issued in Turkey as for the taxation of sales and incomes derived from holding period of securities and other capital market instruments.

With the new article added to the Personal Income Tax Law by Law No. 6322, effective June 15, 2012, for investments in certain provinces determined by the Council of Ministers, during the period of the effective date of this article and December 31, 2023, for the incentive certificates to be issued by the Ministry of Industry and Technology and income tax calculated for the portion of actively recruited employees’ wages corresponding to minimum wage tax will not be paid for ten years starting from the date when such investment partially or wholly begins to operate.

With the new provisional article added to the Personal Income Tax Law by Law No. 6327, effective June 13, 2012, until December 31, 2022, natural persons who are investors (provided that hold participation shares of joint-stock companies for at least two years) will be able to deduct from their income tax base up to 75% of the capital they invest.

Effective June 13, 2012, the above mentioned deduction rate has been set at 100% for natural persons who hold participations in corporations whose projects have been supported within the last five years within the scope of programs determined by Ministry of Science, Industry and Technology, Scientific and Technological Research Council of Turkey, Small and Medium Enterprises Development Organization.

Since September 22, 2017, gold-based government domestic debt securities issued by Ministry of Treasury and Finance are subject to withholding of 0%.

(2) Corporate Income Tax

According to Law No. 6728, as of July 15, 2016, provided that the relevant assets are acquired back at the end of the contract period with the aim of lease back under the Law No. 6361 on Financial Leasing, Factoring and Financing Companies, the profits arising from the sale of assets from source institutions (originators) to leasing companies, participation banks, development and investment banks to the transferor institution are exempted from corporation tax. Also, profits arising from the transfer of such assets from leasing companies, participation banks, development and investment banks to the transferor institution are exempted from corporation tax. The profits arising from the sale of assets and rights by source institutions (originators) to asset leasing companies with the aim of issuing lease certificates, provided that those assets will be reacquired, and profits from the resale of such assets by asset leasing companies to the transferor institution are exempted from corporation tax.

With Law No. 6770, in the case of mergers of SME’s with an industrial registry certificate and operating in the manufacturing sector, the Council of Ministers is authorized to apply the corporate tax rate with up to a 75% reduction for three years. Additionally, the President is authorized to differentiate this discount rate separately or jointly by sectors, business lines, production areas, regions, accounting periods, or for institutions producing medium and high technology product or manufacturing exporting institutions.

With Law No. 7061, 50% of the earnings obtained from the sale of immovable properties and 75% of the earnings obtained from the sale of founders’ shares, redeemed shares and preferential rights which are held in the assets of the corporations for at least two full years have been exempted from corporate tax. The scope of the exemption which covered the earnings obtained from the transfer of immovables and stocks to banks (due to credit default) has been expanded to cover leasing and financing companies. 50% of the earnings from the sale of immovables acquired due to insolvency, and 75% of the earnings from the sale of other assets have been exempted from corporation tax.

Law No. 7103 (dated March 21, 2018) amended Article 4/1-ö of Law No. 5520 (the Corporate Tax Law) and provided that the corporate tax exemption on regional management centers was to be repealed within the context of harmonizing international standards. This provision was enacted on January 1, 2019 (to be effective from January 1, 2022 for the regional management centers established as of January 1, 2019). Further, under the same law, depreciation durations to be applied for new machinery and equipment (acquired from May 1, 2018 to the end of the 2019 calendar year) to be used in manufacturing industry and research and development, innovation and design activities and investment incentive certificated activities were shortened.

With Presidential Decree No. 476 (dated December 18, 2018 and effective January 1, 2019), payments made to those providing advertising services supplied on the internet, or acting as an intermediary in delivering these services, have been included into the scope of withholding tax. The purchaser of these services is required to deduct 15% tax on the payment to the service provider or to the party acting as intermediary. There is no withholding tax if the supplier of the online advertising is a Turkish resident company.

(3) New Incentive System in Corporate Income Tax Law

According to Article 32/A (1) of the Corporate Tax Law No. 5520, earnings from investments, which are specified in sub-article 2, and for which the Ministry of Industry and Technology issued “investment incentive certificates” (certificates were formerly issued by the Ministry of Economy), are subject to reduced corporate tax rates starting from the accounting period in which the investment becomes partially or completely operational, up until the “investment contribution amount” is reached.

Within the scope of this article’s implementation, the “investment contribution amount” refers to the amount to be covered by the State through the tax that is waived by applying reduced corporate tax. The corporate tax amount to be waived is calculated by applying the reduced corporate tax rate to the earnings obtained from the investment. The tax amount to be waived cannot exceed the investment contribution amount.

The President is authorized to determine the investment contribution rate –the ratio of the investment contribution amount to the total investment amount—for each province group, strategic investments, or for regions and places in sub-paragraph (a) of sub-article 2 of Article 32/A, up to a rate not exceeding 55%. Provided that the investment amount exceeds TL 50 million, the President is authorized to determine the investment contribution rate up to 65%. The President may apply a discount of up to 90% to the corporate tax rate.

Other Taxes

Effective June 15, 2012, a new article added to the Tax Procedural Law by Law No. 6322, permits venture capital funds founded in Turkey under the supervision of the Capital Markets Board to set aside from relevant corporate earnings up to the lesser of 10% of declared income or 20% of shareholder’s equity, for the purpose of adding capital to venture capital trusts and funds or purchasing shares from these funds and trusts.

With the Law Amending Some of the Laws for Improving Investment Environment (No. 6728) the Article related to exemption in lease certificates was amended establishing a new regulation that entered into force on August 9, 2016 requiring that papers issued in accordance with the different lease certificate types determined by Capital Markets Board, lease certificate payments and all kinds of papers issued in accordance with their securities are exempted from stamp tax and, the scope of fees exemption was extended taking into account the amendments made in lease certificate issue in the capital markets regulations.

With the amendment made by Law no. 6728 dated July 15, 2016, usage of credits, insurance and lease certificates papers and certain related contracts have been exempted from stamp duty taxes. With the same amendment, share transfers of joint stock, limited partnerships and limited liability companies and any assets and rights that constitute the basis for the export of lease certificates and any guarantees, mortgages and similar transactions have been exempted from stamp duty taxes.

With the amendment made by Law No. 7061, the papers issued by Special Purpose Vehicles established for providing funding through an issuance of securities abroad to finance projects of public-private partnership have been exempt from stamp duty. The President has been authorized to differentiate the duty amounts of certain types of paper. Law No. 7061 also exempts the transactions of the Special Purpose Vehicles established for providing funding through an issuance of securities abroad to finance public private partnership projects from fees (excluding judicial fees). Law No. 7061 abolishes the fees related to method determination agreement for transfer pricing. Law No. 7061 increases the Inheritance and Gift Tax rate applied to prizes from contests and draws from 10% to 20%.

With the Law on Digital Service Tax and Amendment of Some Laws and Amendment of the Decree No: 375 (Law number 7194), digital service tax and accommodation tax was legislated on December 7, 2019.

The digital service tax (“DST”) rate is 7.5% and applies to the revenue generated from rendering digital services in Turkey covered by the Law on Digital Service Tax. Principally, all digital service providers that generate revenue from such services are defined as the taxpayer, however, tax is applied practically only to taxpayers whose generated revenue exceeds EUR 750 million globally and TL 20 million in Turkey, according to exemption thresholds determined by the aforementioned Law on Digital Service Tax. DST entered into force on March 1, 2020.

The accommodation tax establishes an additional 2% tax burden on income from accommodation services rendered by hotels, motels, holiday resorts, pensions, apartments, camping, guesthouses, as well as by other services such as eating, drinking, activity, entertainment services and use of pools, beaches, thermals and similar areas. Within the financial measures taken to support economic sectors negatively affected by COVID-19, the effective date of the accommodation tax was postponed to January 1, 2021 pursuant to Law No. 7226, dated March 25, 2020 and then was again postponed to January 1, 2022 pursuant to Law No 7256, dated November 11, 2020

Tax Revenues

The following table sets forth tax revenues for the years indicated:

Table 52

(in billions of TL)	2016	2017	2018	2019	2020
Total Tax Revenues	459.002	536.617	621.536	673.860	833.062
Personal Income Tax	96.605	112.401	138.992	162.704	158.814
Corporate Income tax	42.970	52.906	78.673	78.829	105.047
Motor vehicle tax	9.986	10.825	12.844	14.503	15.979
Domestic Value Added Tax	53.987	55.584	56.354	55.458	71.542
Excise Duty	120.402	138.339	133.906	147.134	207.283
Petroleum Consumption Tax (Within Excise Tax)	56.296	63.603	55.593	60.997	69.009
Banking and Insurance Transaction Tax	11.068	13.270	18.184	22.670	27.068
Stamp Duty	13.419	15.596	16.961	18.853	20.961
Fees	17.822	19.237	21.689	24.176	30.653
Special Communication Tax	4.976	3.817	3.440	4.014	4.488
VAT on Imports	76.836	100.096	122.262	125.271	159.170
Other Tax Revenues	10.932	14.548	18.229	20.248	32.057

Source: Ministry of Finance General Directorate of Public Accounts; UT

The following table sets forth the components of tax revenues as a percentage of GDP for the years indicated:

Table 53

(% of GDP)	2016	2017	2018	2019	2020
Total Tax Revenues	17.48%	17.12%	16.54%	15.60%	16.50%
Personal Income Tax	3.68%	3.59%	3.70%	3.77%	3.15%
Corporate Income tax	1.64%	1.69%	2.09%	1.82%	2.08%
Motor vehicle tax	0.38%	0.35%	0.34%	0.34%	0.32%
Domestic Value Added Tax	2.06%	1.77%	1.50%	1.28%	1.42%
Excise Tax	4.58%	4.41%	3.56%	3.41%	4.11%
Petroleum Consumption Tax (Within Excise Tax)	2.14%	2.03%	1.48%	1.41%	1.37%
Banking and Insurance Transaction Tax	0.42%	0.42%	0.48%	0.52%	0.54%
Stamp Duty	0.51%	0.50%	0.45%	0.44%	0.42%
Fees	0.68%	0.61%	0.58%	0.56%	0.61%
Special Communication Tax	0.19%	0.12%	0.09%	0.09%	0.09%
VAT on Imports	2.93%	3.19%	3.25%	2.90%	3.15%
Other Tax Revenues	0.42%	0.46%	0.49%	0.47%	0.64%

Source: Ministry of Finance General Directorate of Public Accounts; UT

STATE OWNED ENTERPRISES

State owned enterprises (“SOEs”) (companies that are subject to Decree Law 233, 100% of shares of which are owned by the State) continue to play an important role in the Turkish economy. As of December 31, 2020 there are 20 SOEs that are subject to Decree Law No. 233 (including one affiliate of Turkish State Railways (“TCDD”) (Turkish-Sudan International Agriculture and Livestock Inc., which is an affiliate of Agricultural Enterprises Directorate General (TİGEM), is not included in these statistics because it has not commenced its operations as of the end of 2020.)). Besides these companies, there are public undertakings that are subject to Law No. 4046 in the portfolio of the Privatization Administration, an affiliate agency of the Ministry of Treasury and Finance. There are also wholly or majority state owned banks, such as: T.C. Ziraat Bank, T. Halkbank, T. Vakıfbank, Kalkınma ve Yatirim Bank, T.Emlak Katılım Bank and Eximbank. A publicly owned satellite company, TÜRKSAT A.S., a postal company, PTT A.S., ASFAT Inc. (Military Factory and Shipyard Management Inc.), USHAŞ (International Health Services Inc.) and Turkish Reassurance Company, together with the above-named banks have their own legislation. In addition, there are various publicly majority-owned companies, which are the subsidiaries of government agencies, municipalities and foundations controlled by the government. Additionally the Turkey Wealth Fund is a sovereign and publicly-owned wealth fund founded in August 2016. In 2017, ownership of Ziraat Bank, TÜRKSAT, BOTAŞ, PTT, TPAO, Eti Maden, ÇAYKUR, state stakes of Turkish Airlines (49.12%), Türk Telekom (6.68%), Borsa İstanbul (73.6%) (in 2018, Nasdaq OMX sold its 7% equity stake, and in 2019 EBRD sold its 10% equity stake to the Turkey Wealth Fund; accordingly, such fund’s stake in Borsa İstanbul increased from 73.6% to 90.6%; in 2020 Turkey Wealth Fund sold 10% of its equity stake to Qatar Investment Authority, and as a result of this sale the Turkey Wealth Fund’s stake in Borsa İstanbul dropped to 80.6%)), TDİ (49.0%) and Halkbank (51.11%) were transferred to the Turkey Wealth Fund.

As a result of the capital injection from the Turkey Wealth Fund to state banks in 2020, the ownership share of the Turkey Wealth Fund in Halkbank increased to 75.29% and its ownership share in Vakıfbank rose to 35.99%.

Major non-financial companies subject to Decree Law 233 and Privatization Administration’s portfolios are Mechanical and Chemical Industry Corporation, Turkish Grain Board, Electricity Generation Corporation (upon the promulgation of Decree Law No: 703 dated September 7, 2018, Turkish Electricity Trading and Contracting Company merged with Electricity Generation Corporation), Turkish Electricity Transmission Company, Petroleum Pipeline Corporation, Turkish State Railways, Turkish Coal Enterprise, Turkish Hard Coal Company, ETI Mining Enterprises, Turkish Petroleum Corporation, CAYKUR, Turkish Railway Vehicles Industry Inc. (In line with the Presidential Decree no. 2186, TÜVASAŞ, TÜDEMSAŞ and TÜLOMSAŞ were merged under the newly-established TÜRASAŞ on 3/3/2020) and Turkish Sugar Factories Inc. Supervision, regulation and audit of the aforementioned companies are carried out by several government agencies; including, the Ministry of Treasury and Finance, the Turkish Court of Accounts, line ministries and the Privatization Administration.

In addition, as of January 1, 2015, SOEs became subject to independent external audit based on the International Standards on Auditing, meaning that SOEs must also report their financial statements according to International Financial Reporting Standards. Furthermore, SOEs are required to establish internal control systems in order to enhance their corporate governance and control mechanisms in line with the international corporate governance principles.

State-owned banks Ziraat Bank, Halkbank and Vakıfbank are public joint-stock companies, subject to banking and commercial laws only. Ziraat Bank, Halkbank and Vakıfbank are among the largest commercial banks, holding 40.65% of total savings deposits in Turkey as of December 31, 2020.

In addition to receiving funding directly from the Government budget in the form of capital injection, SOEs are also allowed to borrow from domestic commercial banks and foreign banks.

The borrowing requirements of SOEs that are subject to Decree No. 233 and Law No. 4046 increased from approximately TL -9.3 billion in 2019 to TL -133.8 million in 2020.

The following table summarizes information related to the financing requirements of the above-mentioned SOE System for the years indicated:

Table 54

Financing Requirements of SOE System (in thousands of Turkish Lira)[4]	2016	2017	2018	2019	2020*
Total financing requirement	-16,588,422	-18,691,673	-23,705,546	-31,358,759	-26,791,690
Increase (reduction) from internally generated funds	14,819,704	8,939,165	6,457,411	1,928,025	8,138,925
Net financing requirement from outside sources	-1,768,718	-9,752,508	-17,248,135	-29,430,734	-18,652,765
Transfers from consolidated budget	10,272,086	11,816,171	15,331,605	20,118,705	18,518,878
Borrowing requirement	8,503,368	2,063,663	-1,916,531	-9,312,028	-133,887
Deferred payments	2,727,052	-691,915	11,448,052	10,481,130	8,338,642

Financing Requirements of SOE System (in thousands of Turkish Lira)	2016	2017	2018	2019	2020*
Advance payments	-9,397,958	-9,330,828	-25,676,318	-9,728,009	-9,774,703
Cash financing requirement	1,832,462	-7,959,080	-16,144,798	-8,558,908	-1,569,948
Change in cash	-5,618,089	3,533,716	3,197,953	-2,688,790	-8,359,814
Securities and deposits	-256,061	3,377	-59,250	-246,775	1,973,215
Domestic bank borrowing, net	3,462,642	1,981,855	6,168,195	7,806,521	2,351,015
Foreign borrowing, net	579,046	2,440,132	6,837,900	3,687,952	5,605,532
Government bonds	0	0	0	0	0

*	Provisional

Source: Ministry of Treasury and Finance

In 2020, the SOE System reported a loss of TL 2.4 billion.

SOE System investments accounted for 8.74% of total public sector fixed investments in 2016, 9.7% in 2017, 11.6% in 2018,14.4% in 2019 and 14.8% in 2020 (total public sector fixed investments consist of SOEs, central government, local administrations and social security institutions’ figures).

Budgetary transfers to the SOE System accounted for approximately 1.8%, 1.7%,1.8%,2.0% and 1.7% of central management budget expenditures in 2016, 2017, 2018,2019 and 2020 respectively.

[4]

Statistics of SOEs that are subject to Decree Law No: 233 and Law No:4046 are published on the website the Ministry of Treasury and Finance. They can be accessed via this link: https://en.hmb.gov.tr/state-owned-enterprises

The following table summarizes the profits and losses of SOE System for the years indicated:

Table 55

Profits and Losses of SOE System (in thousands of Turkish Lira)	2016	2017	2018	2019	2020*
Total Revenues	112,470,188	126,145,296	166,835,674	182,371,046	193,673,876
Total Expenditures	94,998,047	118,688,180	161,752,123	182,413,734	191,249,664
Profit (loss)	17,472,141	7,457,116	5,083,551	-42,688	2,424,212

*	Provisional

Source: Ministry of Treasury and Finance

Electricity Sector

The restructuring process for electricity markets in Turkey has been in progress since early 2000s. Significant steps were taken towards a fundamental restructuring of SOEs in the electricity sector after the Electricity Market Law (Law No. 4628), came into effect in March 2001. The ultimate goal is to develop a transparent, competitive and liberalized electricity market, to achieve stability of supply, and to ensure environmentally friendly electricity at a low cost and of good quality.

Turkish Electricity Generation and Transmission Company was divided into three separate entities as Electricity Generation Company (“EUAS”), Turkish Electricity Transmission Company (“TEIAS”) and Turkish Electricity Trading And Contracting Company (“TETAS”) in 2001. These companies are responsible for the generation of electricity at power plants, transmission of electricity and trading of electricity, respectively.

With the completion of restructuring process, the distribution regions were divided into 21 regions. Distribution of the electricity to the final consumer is being carried out by these 21 distribution companies, all of which were privatized as of 2013.

While the Government keeps the ownership of TEIAS, it regulates the sector through the Energy Market Regulatory Authority. Standard regulatory functions include licensing, tariff setting, market monitoring, and dispute settlement. TEIAS operates high voltage transmission systems in Turkey and has a monopoly in this sector.

As of 2020, EUAS has 11 thermal and 48 hydroelectric power plants and 2 wind power plants and it has an installed capacity of 21,587MW in total (7,587 MW of which is from thermal power plants, 13,983MW of which is from hydroelectric power plants and 17 MW of which is from the wind power plant). While Turkey has a 95,890MW installed capacity as of 2020, the share of EUAS of the installed capacity is 22.5% in the sector, which comprises 18.25% of Turkey’s licensed electricity production.

Until July 2018, when TETAS and EUAS merged under EUAS, TETAS was primarily responsible for purchasing electricity from privately owned Build-Operate, Build-Operate-Transfer and Transfer of Operating Rights power plants and EUAS hydro power plants, selling the purchased electricity to electricity distribution companies and assigned supplier companies (incumbent retailers), and exporting and importing electricity. Since then, these activities have been carried out by EUAS.

The New Electricity Market Law (“EML”) was enacted in March 2013. Former Electricity Market Law No. 4628 was partially amended by the new law and its title was changed to “Law on the Organization and Duties of the Energy Market Regulatory Authority.”

The EML includes some important changes, such as amendments to license types, framing provisions for each type of market activity, specific provisions for certain license types (i.e., generation, distribution) and a preliminary licensing mechanism. It also establishes a new company, the Energy Market Operation Joint Stock Company (“EPIAS”) which is an independent private company authorized for the energy market operations. With the completion of registration procedures, EPIAS was officially founded on March 18, 2015 and began operating on September 18, 2015. EPIAS has also taken over the Market Financial Settlement Center’s functions, including carrying out the day-ahead and intra-day market activities which started on July 1, 2015. Instruments of the electricity derivative market, which is operating under Borsa Istanbul, depend on spot electricity prices that are derived from EPIAS market operations.

Within the scope of the privatization program in the electricity sector, as of 2013, all of the distribution companies have been privatized. As for the electricity generation companies, the privatization process for Yenikoy, Yatagan, Kemerkoy, Catalagzi Thermal Power Plants and Kayakoy, Esendal, Isiklar, Dere and Ivriz hydro power plants, which have a total 1,986 MW installed capacity, was completed in 2014. The privatization process for Orhaneli, Tunçbilek, Soma thermal power plants, which have a total 1,565 MW installed capacity, was completed in June 2015. The privatization process of Hopa power plant was completed in 2016. In 2017, ten hydroelectric power plants with a total installed capacity of 324 MW were privatized. In 2018, privatization process of ten more hydroelectric power plants were completed. In 2019, an additional three hydroelectric power plants underwent privatization processes.

The share of installed capacity of renewable energy resources including hydroelectric power plants as a percentage of total installed capacity increased to 48% in 2020 from 45.4% in 2019.

Gas Sector

The sector is dominated by the government-owned Petroleum Pipeline Corporation (“BOTAS”), which is one of the most prominent SOEs in the energy sector and owns pipeline infrastructure for oil and gas transmission, LNG terminals, and gas distribution facilities.

The first Floating Storage and Regasification Unit (“FSRU”) of Turkey in Aliağa/İzmir was commissioned on December 23, 2016, and second FSRU Terminal in Dörtyol/Hatay was commissioned on February 7, 2018 with the aim to achieve supply security and diversification of gas sources.

To ensure supply security, Silivri Natural Gas Storage Facility, with storage capacity of 2.84 billion Sm3, was taken over by BOTAS as of September 1, 2016. The first phase of Salt Lake Storage Project has a storage capacity of 1 billion Sm3 and started the first gas filling process in February 2017.

The TANAP Project brings natural gas produced from Azerbaijan’s Shah Deniz-2 gas field and other areas of the Caspian Sea, not only to Turkey, but also to Europe. The TANAP Project, along with the South Caucasus Pipeline and the Trans-Adriatic Pipeline, forms the elements of the Southern Gas Corridor. The Southern Gas Corridor Closed Joint Stock Company (58%), BOTAS (30%) and British Petroleum (12%) are the three partners in the project. The Gas Transportation Agreement, Funding Agreement, Share Purchase Agreement and Accession Agreement, agreements supporting the TANAP Project, were signed between BOTAŞ and SOCAR on May 30, 2014 in İstanbul. The Shareholders’ Agreement and its annex Term Loan Facility Agreement were signed on March 13, 2015 in Ankara. The Groundbreaking Ceremony of the TANAP Project occurred on March 17, 2015 and commercial gas flow to Turkey has started as of June, 2018. construction on the connection for gas transmission to Europe within the TANAP Project was completed on November 26, 2019. In total, 6 billion Sm3 gas is expected to be transmitted to meet Turkey’s gas demand under the TANAP Project, and 10 billion Sm3 gas is expected to be transmitted to Europe via the pipeline.

The TürkAkım Natural Gas Pipeline Project agreement was signed with Russia on October 10, 2016 and as of January 2020 natural gas flow had begun pursuant to the terms of the agreement. The project has a gas transmission capacity of 31 billion Sm3.

On August 21, 2020 TPAO with its drilling activities, discovered a new natural gas field in the Sakarya region of the Black Sea with a capacity of 405 billion m3. It is expected that gas from this new field will increase Turkey’s coverage ratio for natural gas demand. The target year for the first gas delivery from this field is 2023.

Mining Sector

Eti Mining Enterprises (“Eti Maden”), with U.S.$623 million export revenue in 2020, is an important SOE in the mining sector. The company’s operations include mining, processing and marketing of Turkey’s boron resources, Presently, Eti Maden has 73.6% of the world boron reserves, and meets approximately 56.0% of the world boron demand, according to the Eti Maden Boron Sector Report dated 2021.

Turkish Coal Enterprise (“TKI”) holds 10.87% of the Turkish lignite reserves (as of the end of 2020) and sells its products mainly to thermal power plants. Lignite is used for heating and various industrial sectors are the other customers of TKI. Also, TKI distributes lignite to low-income families and schools and receives payments from the Ministry of Treasury and Finance for this duty.

As of the end of December 2019, EUAS, the General Directorate of Mineral Research and Exploration and the private sector own 89.0% of Turkey’s 19.32 billion tons of lignite reserves.

Turkish Hard Coal Company (“TTK”) is an SOE that produces hard coal in the Zonguldak basin of Turkey. The company primarily sells its product to the energy sector. The iron and steel industry is the second largest consumer for hard coal. TTK has been receiving capital transfers from the Ministry of Treasury and Finance, and receives payments for coal distribution to low-income families.

Petroleum Sector

The Turkish Petroleum Law No. 6491, which aims to provide more competitive, transparent, reliable and stable conditions for domestic and foreign investors for upstream activities, entered into force in June 2013.

Turkish Petroleum Corporation (“TPAO”), formerly an integrated company engaged in all the activity fields of the oil industry including exploration, production, refinery, marketing and transportation, is currently only involved in the exploration, drilling and production sector in the domestic market. TPAO is responsible for approximately 73.2% of Turkey’s crude oil production and 84.5% of Turkey’s natural gas production as of the end of 2019. In 2020, TPAO’s crude oil production reached 45.391 v/g from 40.186 v/g in 2019.

On May 26, 2014, TPAO reached an agreement to acquire the French energy firm TOTAL’s 10% stake in Azerbaijan’s Shah Deniz gas project and Southern Caucasian Pipeline. The deal increased TPAO’s stake in the project to 19% from 9%, making TPAO the second largest partner in the multinational consortium.

TPAO purchased its first drill ship, Deepsea Metro 2, from Norway in 2017 to prospect oil in the Eastern Mediterranean and the Black Sea and this ship started the drilling of Alanya-1 deep sea well on 29 October 2018 for the first time. In 2018, the new drilling ship Yavuz was added to the TPAO’s Inventory and Turkey has enhanced its deep sea exploration capabilities. On January 31, 2021, drilling ship Kanuni was added to the TPAO’s inventory.

Agriculture Sector

In Turkey, the Turkish Grain Board (“TMO”), General Directorate of Tea Enterprise (“CAYKUR”), General Directory of Meat and Milk Board (“ESK”) and General Directorate of Agricultural Enterprises (“TİGEM”) operate as profit-oriented SOEs in the agricultural sector. They are associated with the Ministry of Agriculture and Forestry, TMO is a company which regulates the grain and legume markets when required. As of the end of 2020, TMO had nearly 4 million tons of storage capacity. ESK operates mainly in the meat sector by processing and selling red meat and its products. Since 2016, ESK has performed regulating activities in the milk sector by buying milk and selling milk powder. CAYKUR produces and sells tea and as of the end of 2020, CAYKUR operated 48 factories and had a nearly 45-50% market share in tea sales. TİGEM’s main mission is to produce seed, breeding livestock and raw materials for agriculture and the agriculture-based industry and to protect gene resources.

Railways

Law No. 6461 concerning the “Liberalization of the Turkish Railway Transport”, which became effective on May 1, 2013, ensures that railway infrastructure and freight transportation can be operated both by public and private companies and railway infrastructure and train/transportation operations will be separated. The law required that Turkish State Railways (“TCDD”) become an infrastructure operator and required that TCDD Transport Company be established as a subsidiary of TCDD in order to be responsible for train/transportation operations. TCDD Transport Company began operating on January 1, 2017. TCDD Transport Company collaborated with the first private railway train operator, OMSAN Logistics and leased electric locomotives and wagons to the company in October 2017.

Körfez Ulaştirma A.Ş., a wholly owned subsidiary of TUPRAS, is the second private railway train operator that provides freight transportation service.

As of the end of 2020, TCDD owned 12,803 km of track, 1,213 km of which is a high-speed train track and TCDD Transport Company owned 659 locomotives, 86 EMUs, 99 DMUs, 26 high-speed train sets, 646passenger cars, and 17,095 wagons, according to the 2020 Annual Reports.

PRIVATIZATION IMPLEMENTATIONS

Turkey aims to further enhance its functioning market economy through ensuring openness and competitiveness, upgrading productivity, strengthening the investment climate to attract more Foreign Direct Investment, encouraging private initiative/entrepreneurial skills and, as a result, promoting employment.

Privatization proceeds realized by the Privatization Administration of Republic of Turkey (the “Privatization Administration”) have reached U.S.$70.4 billion (on a commitment basis) as of December 31, 2020, U.S.$51.1 billion of which has been generated from the privatization of blue chip companies, including: Türk Telekom, Tüpraş, Erdemir, Halkbank, Petkim, sea ports and other power generation and distribution companies.

Cash transfers to the Treasury from the Privatization Administration (including transfers from privatized companies) were U.S.$3.7 billion, U.S.$2.6 billion, U.S.$1.2 billion, and U.S.$759 million and U.S.$588 million for the years 2016, 2017, 2018,2019 and 2020, respectively. The total amount realized from January 1, 1986 through December 31, 2020 is U.S.$51 billion.

From the period January 1, 2016 through December 31, 2020, the privatization implementations of Turkey have resulted in net proceeds of U.S.$3.5 billion (privatization implementations completed by the Privatization Administration).

The following is a summary of the most significant privatization implementations completed between January 1, 2016 and December 31, 2020:

Table 56

Name of the Company	Field of Operation	Date of Privatization	Amount (in millions of U.S.$)
Manavgat HPP Power Generation	Power Generation	4/04/2016	131.2
Doğankent, Kürtün and Torul HPP Power Generation	Power Generation	4/29/2016	435.2
Karacaören 1-2 HPP Power Generation	Power Generation	6/22/2016	177.7
Kadıncık 1-2 HPP Power Generation	Power Generation	7/15/2016	298.8
Various Real Estate of the Government during 2016	Real Estate	Year round 2016	204.7
Şanlıurfa HPP Power Generation	Power Generation	1/03/2017	68.6
Turkish Petroleum Oil Distribution Company	Petroleum Oil Distribution	4/04/2017	134.7
Adıgüzel and Kemer HPP Power Generation	Power Generation	5/05/2017	91.5
Almus and Köklüce HPP Power Generation	Power Generation	8/08/2017	212.6
Various Real Estate of the Government during 2017	Real Estate	Year round 2017	188.2
Menzelet and Kilavuzlu HPP Power Generation	Power Generation	3/09/2018	335.0
Kırşehir Sugar Factory	Sugar Production	24/05/2018	68.1
Turhal Sugar Factory	Sugar Production	6/07/2018	123.4
Çorum Sugar Factory	Sugar Production	6/25/2018	112.1
Elbistan Sugar Factory	Sugar Production	11/07/2018	63.1
Erzincan and Erzurum Sugar Factory	Sugar Production	16/07/2018	59.3
Afyon Sugar Factory	Sugar Production	8/17/2018	125.0

Name of the Company	Field of Operation	Date of Privatization	Amount (in millions of U.S.$)
Bor Sugar Factory	Sugar Production	20/09/2018	53.3
Tekirdağ Port	Port Operation	26/12/2018	65.5
Various Real Estate of the Government during 2018	Real Estate	Year round 2018	95.6
Various Real Estate of the Government during 2019	Real Estate	Year round 2019	82.3

Note: Only privatizations worth U.S.$50 million or more are listed above.

Source: Privatization Administration

Table 57

Privatization implementations by the Privatization Administration by years (in millions of U.S. Dollars)

Source: Privatization Administration

The privatization program and developments in various sectors since 2016 are summarized below.

Energy Sector

Electric Power Generation

(1) Hydroelectric Power Plant (HPP)

Fethiye HPP: Fethiye HPP and its related real estates and tangible assets owned by EÜAŞ were privatized under the Transfer of Operation Rights (“TOR”) method. The highest bidder was Kuzey Birlik Enerji ve Sanayi ve Ticaret A.Ş., who offered U.S.$44.9 million. The sales agreement was signed on March 21, 2016.

Manavgat HPP: Manavgat HPP and its related real estates and tangible assets owned by EÜAŞ were privatized under the TOR method. The highest bidder was Assan Alüminyum ve Sanayi ve Ticaret A.Ş., who offered U.S.$131.2 million. The sales agreement was signed on April 4, 2016.

Doğankent, Kürtün and Torul HPP: Doğankent, Kürtün and Torun HPP and their related real estates and tangible assets owned by EÜAŞ were privatized under the TOR method. The highest bidder was KLK Enerji Üretim A.Ş, established by Kolin İnşaat Turizm San. ve Tic. A.Ş., who offered U.S.$435.2 million. The sales agreement was signed on April 4, 2016.

Karacaören 1-2 HPP: Karacaören 1-2 HPP and its related real estates and tangible assets owned by EÜAŞ was privatized under the TOR method. The highest bidder was Kremna Enerji Üretim A.Ş., established by Gama Enerji A.Ş., who offered U.S.$177.7 million. The sales agreement was signed on June 22, 2016.

Kadıncık 1-2 HPP: Kadincik 1-2 HPP and its related real estates and tangible assets owned by EÜAŞ was privatized under the TOR method. The highest bidder was İC İçtaş, who offered U.S.$298.9 million. The sales agreement was signed on July 15, 2016.

Şanlıurfa HPP: Şanliurfa HPP and its related real estates and tangible assets owned by EÜAŞ were privatized under the TOR method. The highest bidder was Rönesans Enerji Üretim ve Ticaret A.Ş., who offered U.S.$68.6 million. The sales agreement was signed on March 1, 2017.

Adıgüzel and Kemer HPP: Adigüzel and Kemer HPP and its related real estates and tangible assets owned by EÜAŞ were privatized under the TOR method. The highest bidder was Bereket Enerji Üretim A.Ş. (Düzce Aksu Elektrik Üretim A.Ş.), who offered U.S.$91.5 million. The sales agreement was signed on May 5, 2017.

Almus and Köklüce HPP: Almus and Köklüce HPP and its related real estates and tangible assets owned by EÜAŞ were privatized under the TOR method. The highest bidder was Gül Enerji Elektrik Üretim Sanayi ve Ticaret A.Ş., who offered U.S.$212.6 million. The sales agreement was signed on August 8, 2017.

Yenice HPP: Yenice HPP and its related real estates and tangible assets owned by EÜAŞ were privatized under the TOR method. The highest bidder was Kiliç Enerji Üretim A.Ş., who offered U.S.$34.0 million. The sales agreement was signed on December 15, 2017.

Suçatı, Değirmendere, Karaçay, Kuzuculu HPPs: Suçati, Değirmendere, Karaçay, Kuzuculu HPPs and their related real estates and tangible assets owned by EÜAŞ were privatized under the TOR method. The highest bidder was Abdülmecit Modoğlu İnşaat A.Ş., who offered U.S.$8.0 million. The sales agreement was signed on December 29, 2017.

Anamur, Bozyazı, Mut, Silifke, Zeyne HPPs: Anamur, Bozyazi, Mut, Silifke, Zeyne HPPs and their related real estates and tangible assets owned by EÜAŞ were privatized under the TOR method. The highest bidder was ERG Altyapi İnşaat Turizm Ticaret ve Sanayi Ltd. Şti., who offered U.S.$2.4 million. The sales agreement was signed on January 12, 2018.

Menzelet & Kılavuzlu HPPs: Menzelet & Kilavuzlu HPPs and their related real estates and tangible assets owned by EÜAŞ were privatized under the TOR method. The highest bidder was Entek Elektrik A.Ş., who offered U.S.$335.0 million. The sales agreement was signed on March 9, 2018.

Manyas HPP: Manyas HPP and its related real estates and tangible assets owned by EÜAŞ were privatized under the TOR method. The highest bidder was Aria Teknolojik Yatırımlar A.Ş., who offered U.S.$15.8 million. The sales agreement was signed on April 27, 2018.

Gönen HPP: Gönen HPP and its related real estates and tangible assets were privatized under the TOR method. The highest bidder was Altek Alarko Elektrik Santrallari Tesis İşletme ve Ticaret A.Ş., who offered U.S.$12.3 million. The sales agreement was signed on December 25, 2018.

Sütçüler HPP: Sütçüler HPP and its related real estates and tangible assets were privatized under the TOR method. The highest bidder was GNE Elektrik Üretim A.Ş., who offered U.S.$1.6 million. The sales agreement was signed on December 20, 2018.

Tohma HPP: Tohma HPP and its related real estates and tangible assets were privatized under the TOR method. The highest bidder was Tohma Enerji A.Ş., who offered U.S.$10.9 million. The sales agreement was signed on January 2, 2019.

Dinar 2 HPP: Dinar 2 HPP and its related real estates and tangible assets were privatized under the TOR method. The highest bidder was Özce Madencilik ve Ticaret Ltd. Şti., who offered U.S.$1.5 million. The sales agreement was signed on February 27, 2019.

Çine HPP: Çine HPP and its related real estates and tangible assets were privatized under the TOR method. The highest bidder was İş-Kaya İnşaat Sanayi ve Ticaret A.Ş., who offered U.S.$20.8 million. The sales agreement was signed on April 22, 2019.

Ahiköy I – II HPPs: The tender for Ahiköy I – II HPPs and their related real estate and tangible assets were announced on January 20, 2020. The tender was held on September 20, 2020. The highest bid was given by Ergezen Yapı Ticaret Ltd.Şti. Ahiköy Elektrik Enerji A.Ş., who offered U.S.$1.5 million. The sales agreement was signed on January 22, 2021.

(2) Coal fired Power Generation Plants

Orhaneli and Tunçbilek: The tender announcements made in the second half of 2014, expired in the second half of 2014. The final negotiations occurred on September 23, 2014. The highest bidder was Çelikler Taahhüt İnşaat ve Sanayi A.Ş., with a bid of U.S.$521 million. The transfer of shares was made on June 22, 2015.

Soma B: The tender announcement made in the second half of 2014 expired at the beginning of 2015. The final negotiations occurred on January 13, 2015. The highest bidder was Konya Şeker Sanayi ve Ticaret A.Ş., with a bid of U.S.$685.5 million. The transfer of shares was made on June 22, 2015.

Çayırhan B: The tender announcement for the Coal Mining Area and Power Generation Area owned by EÜAŞ located in Ankara were announced on October 3, 2016 with a pre-qualification and bidding deadline of January 30, 2017. Final negotiations were held on February 6, 2017, and Çelikler-Kalyon-Kolin Joint Venture Group won the tender, with a lowest electricity generation bid of U.S.$/Mwh. 60.4. A Transfer of Operation Rights Agreement (valid for 35 years) and an Electricity Sales Agreement (valid for 15 years) were signed by EÜAŞ and Çelikler-Kalyon-Kolin Joint Venture Group on July 11, 2017.

Alpu Coal Mining Area: The tender announcement of the Coal Mining Area and Power Generation Area owned by EÜAŞ located in Alpu and Tepebaşi districts in Eskişehir was issued in 2017. The privatization method was designated as the TOR method as in Çayirhan B Tender. However, the tender was cancelled in 2020 since no bidding was submitted by any investor by the bidding deadline.

Sugar Sector

In 2018, privatization tender regarding 14 mills of Turkish Sugar Mills Inc. (Türkşeker) was made. 10 out of 14 mills were privatized and the tender for 4 mills were canceled.

Afyon Sugar Mill: Tender announcement was made on February 21, 2018. The final negotiations with the bidders were completed on April 26, 2018. The highest bidder was Doğuş Yiyecek ve İçecek Üretim Sanayi Ticaret A.Ş., with a bid of U.S.$125.0 million. The contract was signed on August 17, 2018.

Alpullu Sugar Mill: Tender announcement was made on February 21, 2018. The final negotiations with the bidders were completed on April 27, 2018. The highest bidder was Binbirgida Tarim Ürünleri Sanayi ve Ticaret A.Ş., with a bid of U.S.$29.0 million. The contract was signed on November 30, 2018.

Bor Sugar Mill: Tender announcement was made on February 21, 2018. The final negotiations with the bidders were completed on April 06, 2018. The highest bidder was Doğuş Yiyecek ve İçecek Üretim Sanayi Ticaret A.Ş., with a bid of U.S.$53.3 million. The contract was signed on September 20, 2018.

Çorum Sugar Mill: Tender announcement was made on February 21, 2018. The final negotiations with the bidders were completed on April 09, 2018. The highest bidder was Safi Kati Yakit Sanayi ve Ticaret A.Ş., with a bid of U.S.$112.2 million. The contract was signed on June 25, 2018.

Elbistan Sugar Mill: Tender announcement was made on February 21, 2018. The final negotiations with the bidders were completed on April 26, 2018. The highest bidder was Mutlucan Tuz Madencilik İnşaat Turizm Otomotiv Petrol Nakliye Sanayi ve Ticaret A.Ş., with a bid of U.S.$63.2 million. The contract was signed on July 11, 2018.

Erzurum—Erzincan Sugar Mills: Tender announcement was made on April 21, 2018. The final negotiations with the bidders were completed on May 10, 2018. The highest bidder was Albayrak Turizm Seyahat İnşaat Ticaret A.Ş., with a bid of U.S.$59.3 million. The contract was signed on July 16, 2018.

Kırşehir Sugar Mill: Tender announcement was made on February 21, 2018. The final negotiations with the bidders completed on April 06, 2018. The highest bidder was Tutgu Gida Turizm İnşaat İmalat İthalat İhracat Sanayi ve Ticaret Ltd. Şti., with a bid of U.S.$68.1 million. The contract was signed on May 24, 2018.

Muş Sugar Mill: Tender announcement was made on February 21, 2018. The final negotiations with the bidders were completed on April 27, 2018. The highest bidder was MBD İnşaat Sanayi ve Ticaret A.Ş.—Özerka İnşaat Turizm Elektrik Taahhüt Ticaret ve Sanayi Joint Venture, with a bid of U.S.$ 48.5 million. The contract was signed on July 12, 2018.

Turhal Sugar Mill: Tender announcement was made on February 21, 2018. The final negotiations with the bidders were completed on April 16, 2018. The highest bidder was Kayseri Şeker Fabrikası A.Ş., with a bid of U.S.$123.4 million. The contract was signed on June 07, 2018.

Ports

İzmir Port: The operations of the İzmir Port Authority were transferred to the Turkish Sovereign Wealth Fund (TWF) on February 3, 2017 under Privatization High Council decision No. 2017/5.

Tekirdağ Port: The tender announcement to privatize the port under the TOR method for 36 years was made on October 11, 2017, and the final bidding date was December 20, 2017. Final negotiations were held on January 5, 2018. The highest bidding amount was U.S.$ 65.5 million. The tender was approved by the President of the Republic of Turkey on October 31, 2018. The Agreement for Transfer of Operation Right was made on December 26, 2018 and all procedures have been accomplished.

Güllük Marina: The tender announcement for the privatization of Güllük Marina under the TOR method for 45 years was made on September 14, 2020, and the final bidding date was November 12, 2020. Final negotiations were held on November 24, 2020. The highest bidding amount was U.S.$4.1 million. The Agreement for Transfer of Operation Right was made on June 21, 2021 and all procedures have been accomplished. Güllük Marina area is an empty area and there is no marina in the specified location. With the privatization the new investor will build, operate and transfer at the end of the TOR period.

Taşucu Port and Rear Area: The tender announcement for the privatization of the Taşucu Port and its rear area under the TOR method for 36 years, opened on April 7, 2018; the final bidding date was set as April 15, 2019. However, the tender was cancelled due to an insufficient number of bids. Therefore, a new tender announcement for the privatization of Taşucu Port and its rear area under the TOR method for 40 years was declared on May 7, 2021. The final bidding date is September 8, 2021.

Çanakkale Kuzu Marina: The tender for the privatization of Çanakkale Kuzu Marina under the TOR for 36 years was announced on November 5, 2018, with the last bidding date set as April 15, 2019. However, the tender was cancelled due to an insufficient number of bids. Technical works are being carried out to launch a new tender in 2021.

Fenerbahçe Kalamış Marina: The marina is located in the Anatolian side of Istanbul and is classified as the most significant and important marina in Turkey. The tender announcement was made on November 17, 2017 and the tender was cancelled on April 27, 2018 as a result of an insufficient number of investors. Therefore, a new tender announcement for privatization of Fenerbahçe Kalamış Marina via the TOR method for 40 years was declared on March 27, 2021. The final bidding date is July 7, 2021.

Marmaraereğlisi NATO Receiving Port: Technical works are underway to launch a new privatization tender process in 2022.

Other Sectors

Türkiye Halk Bankası (Halkbank): With Law No. 6741 enacted on August 19, 2016, TWF and Turkish Sovereign Wealth Fund Management Joint Stock Company (Management Company) were established to encourage diversification and depth of capital markets in the Republic of Turkey, to utilize publicly owned assets, and to facilitate financing from abroad contributing to strategic large-scale investments. Shares of Halkbank belonging to the Privatization Administration were transferred to TWF on February 3, 2017.

National Lottery (Milli Piyango): The privatization process of the “Games of Chance by Grant of a License” ended on January 6, 2017 with Executive Order numbered 680. The entire operation of the “Games of Chance by Grant of a License” was transferred to TWF on January 6, 2017.

Doğusan Pipe Industry Trade Inc.: The Privatization Administration has attempted to privatize its 56.09% shares in Doğusan Pipe Industry Trade Inc. several times. The first and second tenders (2008 and 2009) were cancelled because no bids were received. The third and fourth tenders (2011 and 2012) were canceled because of the bidders refraining from signing the Share Purchase Agreement. The fifth tender (2016) was cancelled due to inadequacy of the bids. The Privatization Administration continues its efforts to privatize Doğusan.

Erzurum Palandöken and Konaklı Ski Resorts: The ski resorts of Erzurum Palandöken and Konaklı were constructed for the 2011 Universidad Winter Games. These facilities meet international accredited winter sport standards in Turkey, with an elevation of, on average, over 2,000 meters. The assets subject to privatization are comprised of real property, plant and equipment, ski slopes and mechanical installations (lifts, gondola lift, chairlift and artificial snow plowing). The tender announcement to privatize the resorts was made at the beginning of 2015 and expired on July 30, 2015. The tender was cancelled due to insufficiency of investor interest. The ownership of the resorts was transferred to the Greater City Municipality of Erzurum by a Privatization High Counsel Decision dated July 4, 2016.

MESBAŞ- Mersin Free Trade Zone: The privatization of the 21.26% shares of the sale of subsidiary MESBAŞ of TDI is complete and the contract was signed on November 8, 2017 with Cey Group Joint Venture Group. The amount of the sale was U.S.$6.7 million.

TP Petroleum Distribution Company (TP Petrol Dağıtım A.Ş.): The tender announcement was made on August 1, 2016 and final negotiations were completed on October 20, 2016. The highest bidder was Zülfikarlar Holding A.Ş., with a bid of U.S.$134.7 million. The transfer of shares was made on April 4, 2017.

Hidrojen Peroksit A.Ş.: The tender announcement was made on August 12, 2017 and final negotiations were completed on September 29, 2017. The highest bidder was Barış AKSÜS, with a bid of U.S.$ 4.5 million. The transfer of shares occurred on July 9, 2018.

Other Real Estates

In addition to these above mentioned privatizations, the total amount of the real estate privatizations has reached approximately U.S.$ 22 million from January 1, 2020 to December 31, 2020.

EXTRA-BUDGETARY FUNDS

In 1984, due to increasing budgetary restrictions, the Government established a number of Extra Budgetary Funds (“EBFs”) with the objective of financing the implementation and administration of specific Government programs, such as incentive programs for exports and investment, social and housing programs, and public investment projects. At the beginning of the 2000s, most of the extra-budgetary funds were closed in order to ensure unification of the government budget and improve accountability of the government budget.

The following table presents, for the years indicated, the operating balance and financing of four EBFs, including the Privatization Fund, the Defense Industries Support Fund, the Social Aid and Solidarity Fund and the Support Price Stabilization Fund, for the 2016-2020 period:

Table 58

Extra Budgetary Funds (in millions of Turkish Lira)	2016	2017	2018	2019	2020
Revenues	11,131	13,368	24,343	25,172	30,833
Expenditures	15,311	22,148	29,116	26,150	32,425
Surplus (Deficit)	-4,181	-8,780	-4,773	-979	-1,592
Financing	4,181	8,780	4,773	979	1,592

Source: Presidency of The Republic of Turkey Presidency of Strategy and Budget

Since 2002, the consolidated EBF’s balance included only Privatization, Defense, Solidarity and Support Price Stabilization Funds.

LOCAL GOVERNMENT

The operations of local authorities expanded rapidly following the Government’s 1984 decision to decentralize some responsibilities and to transfer substantial amounts of tax keep revenues to local authorities. Local authorities cover municipalities, special provincial administrations, municipally owned utilities, municipal unions and İlbank operations. In 2016, total expenditures by local authorities increased 21.82% to TL 97,575 million and the deficit was TL 10,413 million. In 2017, total expenditures by local authorities increased 21.45% to TL 118,504 million and the deficit was TL 15,963 million. In 2018, total expenditures by local authorities increased 15.98% to TL 137,442 million and the deficit was TL 21,758. In 2019, total expenditures by local authorities decreased 5.36% to TL 130,077 million and the deficit was TL 9,298 million. In 2020, total expenditures by local authorities is projected to increase by 15.25% to TL 149,913 million and the deficit TL 9,973 million.

The following table presents the operating balance of the local authorities for the years indicated:

Table 59

Local Authorities (in millions of Turkish Lira)	2016	2017	2018	2019	2020 (1)
Revenues	87,162	102,541	115,685	120,779	139,940
Expenditures	97,575	118,504	137,442	130,077	149,913
Surplus (Deficit)	(10,413)	(15,963)	(21,758)	(9,298)	(9,973)

(1)	Provisional

Source: Presidency of Strategy and Budget

PUBLIC SECTOR FIXED INVESTMENT

The following table summarizes public sector fixed investment, including that of the SOEs and the EBFs, by economic sector for the years indicated:

Table 60

Public Sector Fixed Investment (at current prices) (In % of total public sector fixed investment unless otherwise indicated)	2015	2016	2017	2018	2019(1)
Agriculture	9.1	8.8	8.9	8.6	6.0
Mining	1.7	0.9	1.0	2.6	4.2
Manufacturing	0.7	0.6	0.5	0.5	0.4
Energy	4.5	3.5	3.7	3.6	6.7
Transport and communication	38.6	35.1	35.9	40.7	40.1
Tourism	0.8	0.5	0.5	0.6	0.3
Housing	0.8	0.8	1.3	1.0	1.1
Education	13.0	12.0	10.8	9.6	11.1
Health	5.8	5.4	5.3	4.4	5.6
Other Services	25.1	32.5	32.1	28.5	24.4
Total	100.0	100.0	100.0	100.0	100.0
Total (in millions of Turkish Lira)	95,271	105,823	134,463	168,239	141,307

(1)	Provisional estimate.

Source: Presidency of Strategy and Budget

PUBLIC SECTOR BORROWING REQUIREMENT

In 2016, the central budget deficit was TL 29.9 billion, representing 1.14% of GDP. Total Public Sector Borrowing Requirement (“PSBR”) was 1.06% of GDP. In 2017, the central budget deficit was TL 47.8 billion, representing 1.52% of GDP. Total PSBR was 1.79% of GDP. In 2018, the central budget deficit was TL 72.8 billion, representing 1.94% of GDP. Total PSBR was 2.44% of GDP. In 2019, the central budget deficit was TL 124.7 billion, representing 2.89% of GDP. In 2020, the central budget deficit was TL 239.2 billion, representing 4.93% of GDP.

As a result of fiscal policies towards consolidation in general government balances and a growing economy, net debt of the public sector has taken a largely declining path after 2009. In 2013, total public debt stock (gross) as a percentage of GDP was 34.1% and the net debt of the public sector was 10.7%. In 2014, total public debt stock (gross) as a percentage of GDP was 31.4% and the net debt of the public sector declined to 8.9%. In 2015, total public debt stock (gross) as a percentage of GDP slightly decreased to 30.5% and the net debt of the public sector declined to 6.7%. In 2016, total public debt stock (gross) as a percentage of GDP slightly increased to 31.0% and the net debt of the public sector increased to 8.1%. In 2017, total public debt stock (gross) as a percentage of GDP declined to 30.2% and the net debt of the public sector realized as 8.1%. In 2018, total public debt stock (gross) as a percentage of GDP increased to 31.1% and the net debt of the public sector realized as 13.5%. In 2019, total public debt stock (gross) as a percentage of GDP increased to 33.5% and the net debt of the public sector realized as 16.2%. In 2020, total public debt stock (gross) as a percentage of GDP increased to 38.8% and the net debt of public sector realized as 19.2%.

The following table sets forth information as to Turkey’s public sector borrowing requirement based on the Medium Term Program 2021-2023, figures are adjusted to new GDP data for the years indicated:

Table 61

Public Sector Borrowing Requirement (as a percentage of GDP)	2016	2017	2018	2019	2020(1)
Central Government Budget	1.14	1.52	1.94	2.89	4.93
Local administrations	0.40	0.51	0.58	0.22	0.21
Social Security Institutions	0.03	-0.05	-0.04	-0.05	0.04
Unemployment Insurance Fund	-0.39	-0.43	-0.29	-0.09	0.80
Revolving Funds	0.03	0.00	0.04	0.05	0.04
EBFs	0.16	0.28	0.13	0.02	0.03
SOEs	-0.32	-0.04	0.08	0.21	0.06
SOEs not under privatization	-0.34	-0.07	0.08	0.17	0.03
SOEs under privatization	0.02	0.04	0.01	0.04	0.02
Total	1.06	1.79	2.44	3.25	6.12

(1)	Provisional estimate (Medium Term Program)

Source: Presidency of Strategy and Budget

In addition, the ratio of budget deficit to GDP for 2020 was estimated to be 4.93 according to the Medium Term Program (2021-2023) but this ratio was ultimately realized as 3.47.

DEBT

GENERAL

In Turkey, the Ministry of Treasury and Finance (the “Treasury” or “MTF”) conducts domestic and external borrowing operations and issues government securities through direct sales, TAP, public offerings and auctions. A TAP sale is non-auction borrowing method used by the Government to enhance market access pursuant to which the Treasury is permitted to reissue bills or bonds of a specific amount and maturity at any time. The Treasury issues various borrowing instruments, such as lease certificates, zero coupon securities, inflation indexed securities, foreign exchange-denominated securities, gold denominated securities, government bonds with fixed coupon payments, floating rate notes and Turkish Lira Overnight Reference Rate-indexed notes.

The Treasury issues two kinds of domestic borrowing securities: (1) Treasury Bills, which have a maturity shorter than one year and (2) Government Bonds, which have a maturity longer than one year. These are considered “marketable” instruments. Auctions are the primary means of borrowing in domestic markets and fixed rate government bonds are the primary external borrowing instruments utilized by Turkey.

Turkey has not defaulted on any principal or interest payment on any external debt represented by bonds issued in public international markets since it began issuing such bonds in 1985.

On October 30, 2020, the Treasury published the 2021 financing program based on the 2021-2023 New Economy Program projections. According to the financing program, the total amount of debt service in 2021 is projected to be TL 547.2 billion, comprising payments of TL 385.0 billion in principal and TL 162.2 billion in interest. Total domestic debt service is expected to be TL 449.0 billion while total external debt service is expected to be TL 98.2 billion. On the external financing front, the Treasury announced that up to U.S.$10.0 billion equivalent external financing is planned in 2021 through bond and lease certificate issuances in international markets.

The total gross outstanding external debt of Turkey was approximately U.S.$431.4 billion at the end of March 2020, U.S.$425.8 billion at the end of June 2020, U.S.$435.8 billion at the end of September 2020, and U.S.$450.1 billion at the end of December 2020. It was approximately U.S.$435.1 billion as of the end of 2019.

As of December 31, 2019, the aggregate amount of scheduled repayment of principal and interest of external debt of Turkey is U.S.$67.9 billion for 2020 (February-December), U.S.$49.4 billion for 2021, U.S.$45.8 billion for 2022 and U.S.$40.1 billion for 2023.

Turkey’s central government domestic debt was approximately TL 755.1billion on December 31, 2019, compared to TL 586.1 billion on December 31, 2018. These numbers represent an approximate 1.9 percentage point (pp) increase (from 15.7% in 2018 to 17.6% in 2019) in the ratio of domestic debt to GDP between two years.

The EU-defined general government debt to GDP ratio in 2019 was 32.8%.

DOMESTIC DEBT

The share of foreign investors in total domestic debt followed a fluctuating course between 2016 and 2020. The ratio was 17.3%, 19.4%, 14.0%, 10.1%, and 4.0% for the years between 2016 and 2020, respectively. Within the context of debt management policy, for attaining reasonable risk level and reducing borrowing cost, strategic benchmark implementation was maintained in 2020 similar to the previous years. As of the last quarter of 2020, the Treasury began to increase the amount of fixed coupon government bond issuances in 5 and 10 year maturities compatible with the strategic benchmark policy in the domestic market. On the other hand, with the implementation of the strategic benchmark policy, 2 year benchmark government bonds were reopened on a regular basis.

In line with the objectives of diversifying borrowing instruments, broadening the investor base and lengthening borrowing maturities, the Republic began to issue Turkish Lira Overnight Reference Rate indexed government bonds in 2020, the first such bonds issued by a sovereign in the world.

With the aim of increasing domestic savings, diversifying borrowing instruments and broadening the investor base, lease certificates were issued for the first time both in domestic and international markets in 2012. Gold bond and gold lease certificates are designed for retail investors and have been issued via public offering through intermediary banks in the local market since 2017. For gold-denominated lease certificates or bonds issuances, physical gold is used as a means of payment during issuance and redemption. Gold bonds and gold-denominated lease certificates were issued for institutional investors for the first time in 2019. With these issuances, the Treasury has collected 2.5, 4.2, 82.3 and 113.7 tons of gold for the years 2017, 2018, 2019 and 2020 respectively. Also, 2.9 billion Euro-denominated and 14 billion USD-denominated bonds and lease certificates were issued in the domestic market for institutional investors in 2020. Issuing lease certificates has raised U.S.$4.25 billion from the international markets between 2016 and 2020 and TL 147.8 billion from the domestic markets between 2016 and 2020.

In order to issue these lease certificates, the Republic enters into transactions with Hazine Müstesarligi Varlik Kiralama Anonim Sirketi, an asset leasing company incorporated in Turkey in accordance with Article 7/A of Law Number 4749 (the “Issuer”), which in turn issues these lease certificates from time to time in the domestic and global markets. On April 3, 2013, the parliamentary members of the main opposition party filed a constitutional objection with the Turkish Constitutional Court (the “Court”) challenging the legislation which allows the transactions between the Republic and the Issuer to be exempted from certain formal requirements. On November 1, 2013, the Court announced its decision to reject the constitutional objection.

In March 2016, the Treasury began implementing regular buyback auctions in the domestic market in order to contribute to market liquidity and to ensure a balanced debt redemption profile. Buyback auctions have been held every week since March 17, 2016. Through 2018, the Treasury conducted 98 buy-back auctions and successfully bought back a net of TL 1.9 billion worth of bonds. The Treasury conducted 12 buy-back auctions and successfully bought back a net of TL 58 million worth of bonds through the end of the February 2019. Furthermore, the Treasury has initiated switch auctions to smooth debt redemption profile and facilitate secondary markets by switching a net of TL 24.1 billion worth of bonds in 2020.

The average maturity of cash borrowing was 67 months in 2016, 71 months in 2017, 59 months in 2018, 30 months in 2019 and 34 months in 2020. The cost of domestic public debt in local currency (including discounted treasury bills/government bonds and fixed rate government bonds) on a compounded basis was 10.1%, 11.4% ,17.5%, 18.3% and 10.5% in 2016, 2017, 2018, 2019 and 2020 respectively. The Treasury aims to increase maturity of borrowings in the upcoming years, while pursuing policies to mitigate market and liquidity risks and to enhance liquidity and efficiency in both the primary and secondary markets.

Treasury Auctions

The following tables show the domestic debt securities auctioned in years 2016-2020:

Table 62

Auctions for zero coupon treasury notes in 2016:

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound
11 Month T. Bill (329 days) (r-o)	19.01.2016	20.01.2016	14.12.2016	10.06	11.13	11.19	1,493,388	1,759.225	1,598,393
10 Month T. Bill (301 days)	16.02.2016	17.02.2016	14.12.2016	9.12	11.03	11.13	1,439,899	1,108,809	1,016,148
13 Month G. Bond (378 days)	03.05.2016	04.05.2016	17.05.2017	9.74	9.38	9.36	1,250,848	1,079,340	983,526
10 Month T. Bill (301 days) (r-o)	19.07.2016	20.07.2016	17.05.2017	7.53	9.11	9.18	1,591,263	1,101,861	1,024,696
12 Month G. Bond (364 days) (r-o)	20.09.2016	21.09.2016	20.09.2017	8.63	8.63	8.63	3,003,523	1,566,912	1,442,388
12 Month G. Bond (364 days)	22.11.2016	23.11.2016	22.11.2017	9.94	9.94	9.94	681,605	1,004,436	913,605
11 Month T. Bill (329 days) (r-o)	19.01.2016	20.01.2016	14.12.2016	10.06	11.13	11.19	1,493,388	1,759,225	1,598,393
10 Month T. Bill (301 days)	16.02.2016	17.02.2016	14.12.2016	9.12	11.03	11.13	1,439,899	1,108.809	1,016,148
2016 Total							9,460,526	7,620.584	6,978,756

Source: Ministry of Treasury and Finance

Table 63

Auctions for zero coupon treasury notes in 2017:

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound
11 Month T. Bill (329 days)	17.01.2017	18.01.2017	13.12.2017	9.87	10.92	10.98	880,349	928,343	844,942
14 Month G. Bond (434 days)	07.02.2017	08.02.2017	18.04.2018	13.69	11.48	11.36	1,235,947	1,099,714	967,298
7 Month T. Bill (203 days) (r-o)	23.05.2017	24.05.2017	13.12.2017	6.34	11.37	11.65	647,227	704,954	662,918
14 Month G. Bond (420 days)	12.06.2017	14.06.2017	08.08.2018	13.08	11.34	11.25	1,337,704	1,567,943	1,386,518
13 Month G. Bond (385 days) (r-o)	17.07.2017	19.07.2017	08.08.2018	12.27	11.60	11.56	1,194,959	1,327,002	1,181,963
11 Month T. Bill (322 days) (r-o)	19.09.2017	20.09.2017	08.08.2018	10.39	11.75	11.83	1,705,789	1,075,483	974,238
12 Month G. Bond (364 days)	23.10.2017	25.10.2017	24.10.2018	12.40	12.40	12.40	219,465	1,204,735	1,071,792
2017 Total							7,221,440	7,908,175	7,089,669

Source: Ministry of Treasury and Finance

Table 64

Auctions for zero coupon treasury notes in 2018:

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound
12 Month G. Bond (364 days)	16.01.2018	17.01.2018	16.01.2019	13.53	13.53	13.53	639,000	1,021,975	900,187
10 Month T. Bill (301 days) (r-o)	12.02.2018	14.02.2018	12.12.2018	10.95	13.25	13.39	463,051	1,075,557	969,368
12 Month G. Bond (364 days)	12.06.2018	13.06.2018	12.06.2019	19.00	19.00	19.00	1,179,549	2,190,977	1,841,167
11 Month T. Bill (336 days) (r-o)	09.07.2018	11.07.2018	12.06.2019	17.41	18.86	18.99	1,227,520	4,159,249	3,542,430
10 Month T. Bill (308 days) (r-o)	06.08.2018	08.08.2018	12.06.2019	16.37	19.34	19.62	775,263	2,272,376	1,952,744
3 Month T. Bill (91 days)	13.08.2018	15.08.2018	14.11.2018	5.58	22.34	24.28	1,090,116	1,578,407	1,494,926
12 Month G. Bond (364 days)	18.09.2018	19.09.2018	18.09.2019	25.05	25.05	25.05	1,231,302	2,759,360	2,206,605
13 Month G. Bond (392 days)	12.11.2018	14.11.2018	11.12.2019	21.40	19.87	19.73	1,257,550	1,193,020	982,750
2018 Total							7,863,352	16,250,922	13,890,177

Source: Ministry of Treasury and Finance

Table 65

Auctions for zero coupon treasury notes in 2019:

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
12 Month G. Bond (364 days)	15.01.2019	16.01.2019	15.01.2020	18.98	18.98	18.98	502,999	2,193,336	1,843,369
11 Month T. Bill (336 days) (r-o)	12.02.2019	13.02.2019	15.01.2020	17.66	19.13	19.26	753,021	2,953,459	2,510,263
9 Month T. Bill (266 days) (r-o)	19.03.2019	20.03.2019	11.12.2019	14.23	19.47	19.97	1,793,961	3,152,618	2,759,837
12 Month G. Bond (364 days)	13.05.2019	15.05.2019	13.05.2020	26.12	26.12	26.12	4,750,439	9,133,291	7,241,962
12 Month G. Bond (364 days)	10.06.2019	12.06.2019	10.06.2020	24.45	24.45	24.45	3,484,482	7,095,979	5,701,702
6 Month T. Bill (175 days) (r-o)	18.06.2019	19.06.2019	11.12.2019	10.68	22.21	23.49	2,150,572	2,369,299	2,140,732
14 Month G. Bond (434 days)	8.07.2019	10.07.2019	16.09.2020	25.02	20.99	20.60	6,792,943	12,734,009	10,185,406
3 Month T. Bill (91 days)	9.07.2019	10.07.2019	9.10.2019	5.15	20.60	22.25	1,666,887	2,196,861	2,089,238
13 Month G. Bond (392 days) (r-o)	19.08.2019	21.08.2019	16.09.2020	16.57	15.38	15.30	1,990,493	4,012,561	3,442,332
13 Month G. Bond (385 days)	17.09.2019	18.09.2019	7.10.2020	16.12	15.28	15.18	2,743,996	3,786,073	3,260,458
3 Month T. Bill (91 days)	21.10.2019	23.10.2019	22.01.2020	3.33	13.32	14.00	487,226	1,408,634	1,363,234
12 Month T. Bill (350 days) (r-o)	22.10.2019	23.10.2019	7.10.2020	13.60	14.14	14.18	1,977,001	2,802,164	2,466,686
11 Month T. Bill (329 days) (r-o)	12.11.2019	13.11.2019	7.10.2020	11.01	12.18	12.25	3,721,370	5,942,002	5,352,729
6 Month T. Bill (182 days) (r-o)	10.12.2019	11.12.2019	10.06.2020	5.51	11.02	11.32	1,834,046	3,998,579	3,789,739
2019 Total							34,649,435	63,778,865	54,147,688

Source: Ministry of Treasury and Finance

Table 66

Auctions for zero coupon treasury notes in 2020:

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
15 Month G. Bond (455 days)	14.01.2020	15.01.2020	14.04.2021	13.23	10.59	10.45	7,255,021	7,433,856	6,565,118
3 Month T. Bill (91 days)	21.01.2020	22.01.2020	22.04.2020	2.32	9.26	9.59	3,858,754	2,045,063	1,998,765
14 Month G. Bond (434 days) (r-o)	4.02.2020	5.02.2020	14.04.2021	12.26	10.28	10.18	4,837,685	4,900,561	4,365,429
15 Month G. Bond (455 days)	10.03.2020	11.03.2020	9.06.2021	14.12	11.30	11.14	3,891,375	5,581,747	4,891,167
14 Month G. Bond (427 days) (r-o)	6.04.2020	8.04.2020	9.06.2021	14.21	12.11	11.99	5,598,290	8,682,274	7,602,294
5 Month T. Bill (161 days) (r-o)	27.04.2020	29.04.2020	7.10.2020	3.37	7.63	7.79	5,037,094	6,782,192	6,560,899
13 Month G. Bond (399 days) (r-o)	4.05.2020	6.05.2020	9.06.2021	9.12	8.32	8.29	9,780,652	10,949,292	10,034,244
7 Month T. Bill (196 days)	22.05.2020	27.05.2020	9.12.2020	4.25	7.89	8.03	1,790,415	1,916,078	1,838,013
12 Month G. Bond (364 days) (r-o)	9.06.2020	10.06.2020	9.06.2021	8.45	8.45	8.45	2,081,744	2,117,994	1,952,900
6 Month T. Bill (175 days) (r-o)	16.06.2020	17.06.2020	9.12.2020	3.87	8.04	8.21	3,080,920	2,576,021	2,480,092
13 Month G. Bond (392 days)	21.07.2020	22.07.2020	18.08.2021	10.30	9.57	9.53	2,039,745	1,705,010	1,545,779
2020 Total							49,251,694	54,690,088	49,834,701

Source: Ministry of Treasury and Finance

Table 67

Fixed Coupon TL Denominated Treasury Auctions in 2016

							Sales Amount (Inc. Switching)
							(in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
5 Year Semi-Annual Coupon G. Bond (1624 days) (r-o)	25.01.2016	27.01.2016	08.07.2020	5.36	10.72	11.00	3,153,857	3,109,626	2,978,433
2 Year Semi-Annual Coupon G. Bond (504 days) (r-o)	26.01.2016	27.01.2016	14.06.2017	5.49	10.98	11.28	1,770,972	2,421,126	2,405,463
10 Year Semi-Annual Coupon G. Bond (3332 days) (r-o)	26.01.2016	27.01.2016	12.03.2025	5.43	10.86	11.15	1,672,984	3,327,177	2,875,382
5 Year Semi-Annual Coupon G. Bond (1820 days)	22.02.2016	24.02.2016	17.02.2021	5.31	10.63	10.91	3,440,387	2,597,133	2,604,426
2 Year Semi-Annual Coupon G. Bond (476 days) (r-o)	23.02.2016	24.02.2016	14.06.2017	5.45	10.90	11.20	1,834,872	1,668,215	1,672,750
10 Year Semi-Annual Coupon G. Bond (3640 days)	23.02.2016	24.02.2016	11.02.2026	5.24	10.48	10.76	3,172,090	2,398,761	2,416,057
10 Year Semi-Annual Coupon G. Bond (3619 days) (r-o)	15.03.2016	16.03.2016	11.02.2026	4.96	9.93	10.17	1,854,795	1,745,301	1,828,782
5 Year Semi-Annual Coupon G. Bond (1792 days) (r-o)	22.03.2016	23.03.2016	17.02.2021	4.93	9.86	10.10	2,832,156	2,820,754	2,934,241
5 Year Semi-Annual Coupon G. Bond (1771 days) (r-o)	12.04.2016	13.04.2016	17.02.2021	4.67	9.34	9.56	3,353,776	3,073,524	3,277,388
10 Year Semi-Annual Coupon G. Bond (3570 days) (r-o)	03.05.2016	04.05.2016	11.02.2026	4.56	9.13	9.33	1,452,208	2,380,937	2,653,245
5 Year Semi-Annual Coupon G. Bond (1736 days) (r-o)	17.05.2016	18.05.2016	17.02.2021	4.89	9.78	10.02	3,328,444	2,600,396	2,753,487
5 Year Semi-Annual Coupon G. Bond (1715 days) (r-o)	07.06.2016	08.06.2016	17.02.2021	4.56	9.11	9.32	2,659,456	2,500,337	2,726,091
2 Year Semi-Annual Coupon G. Bond (728 days)	11.07.2016	13.07.2016	11.07.2018	4.27	8.53	8.71	1,364,471	1,575,230	1,580,032

							Sales Amount (Inc. Switching)
							(in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
10 Year Semi-Annual Coupon G. Bond (3500 days) (r-o)	11.07.2016	13.07.2016	11.02.2026	4.49	8.98	9.18	3,173,960	3,098,161	3,542,972
5 Year Semi-Annual Coupon G. Bond (1680 days) (r-o)	12.07.2016	13.07.2016	17.02.2021	4.41	8.83	9.02	1,700,446	1,943,887	2,159,117
10 Year Semi-Annual Coupon G. Bond (3465 days) (r-o)	16.08.2016	17.08.2016	11.02.2026	4.75	9.50	9.72	2,160,075	1,893,183	2,118,377
5 Year Semi-Annual Coupon G. Bond (1638 days) (r-o)	23.08.2016	24.08.2016	17.02.2021	4.75	9.50	9.73	3,893,975	2,677,756	2,793,116
2 Year Semi-Annual Coupon G. Bond (651 days) (r-o)	26.09.2016	28.09.2016	11.07.2018	4.40	8.79	8.98	2,669,474	2,070,085	2,104,672
10 Year Semi-Annual Coupon G. Bond (3423 days) (r-o)	26.09.2016	28.09.2016	11.02.2026	4.85	9.71	9.94	3,831,020	2,227,311	2,370,395
5 Year Semi-Annual Coupon G. Bond (1820 days)	27.09.2016	28.09.2016	22.09.2021	4.54	9.08	9.28	4,181,463	3,062,597	3,077,416
5 Year Semi-Annual Coupon G. Bond (1792 days) (r-o)	25.10.2016	26.10.2016	22.09.2021	4.72	9.44	9.66	2,953,122	2,612,529	2,606,775
2 Year Semi-Annual Coupon G. Bond (602 days) (r-o)	14.11.2016	16.11.2016	11.07.2018	4.94	9.88	10.13	1,051,394	1,684,875	1,705,497
10 Year Semi-Annual Coupon G. Bond (3374 days) (r-o)	14.11.2016	16.11.2016	11.02.2026	5.40	10.79	11.08	2,194,851	2,553,848	2,587,199
5 Year Semi-Annual Coupon G. Bond (1771 days) (r-o)	15.11.2016	16.11.2016	22.09.2021	5.32	10.64	10.92	2,998,205	3,326,461	3,188,682
5 Year Semi-Annual Coupon G. Bond (1743 days) (r-o)	12.12.2016	14.12.2016	22.09.2021	5.60	11.20	11.51	1,262,134	1,730,572	1,638,145
2 Year Semi-Annual Coupon G. Bond (574 days) (r-o)	13.12.2016	14.12.2016	11.07.2018	5.46	10.91	11.21	1,462,574	1,804,547	1,814,292
10 Year Semi-Annual Coupon G. Bond (3346 days) (r-o)	13.12.2016	14.12.2016	11.02.2026	5.62	11.24	11.55	1,609,064	1,626,380	1,620,380
2016 Total							67,032,226	64,530,709	66,032,811

Source: Ministry of Treasury and Finance

Table 68

Fixed Coupon TL Denominated Treasury Auctions in 2017

							Sales Amount (Inc. Switching)
							(in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
2 Year Semi-Annual Coupon G. Bond (553 days) (r-o)	02.01.2017	04.01.2017	11.07.2018	5.32	10.65	10.93	4,266,726	2,734,366	2,775,710
5 Year Semi-Annual Coupon G. Bond (1722 days) (r-o)	03.01.2017	04.01.2017	22.09.2021	5.62	11.25	11.56	1,086,828	2,652,494	2,522,282
10 Year Semi-Annual Coupon G. Bond (3325 days) (r-o)	03.01.2017	04.01.2017	11.02.2026	5.68	11.35	11.67	1,849,130	2,521,860	2,512,905
10 Year Semi-Annual Coupon G. Bond (3283 days) (r-o)	14.02.2017	15.02.2017	11.02.2026	5.29	10.58	10.86	3,538,237	2,338,256	2,460,341
5 Year Semi-Annual Coupon G. Bond (1673 days) (r-o)	21.02.2017	22.02.2017	22.09.2021	5.36	10.72	11.01	1,938,593	2,007,047	1,972,664
5 Year Semi-Annual Coupon G. Bond (1820 days)	06.03.2017	08.03.2017	02.03.2022	5.59	11.18	11.49	2,704,617	4,630,790	4,599,256

							Sales Amount (Inc. Switching)
							(in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
2 Year Semi-Annual Coupon G. Bond (490 days) (r-o)	07.03.2017	08.03.2017	11.07.2018	5.57	11.13	11.44	3,136,075	2,742,793	2,697,540
10 Year Semi-Annual Coupon G. Bond (3640 days)	07.03.2017	08.03.2017	24.02.2027	5.50	11.01	11.31	4,701,097	5,632,647	5,630,517
10 Year Semi-Annual Coupon G. Bond (3612 days) (r-o)	04.04.2017	05.04.2017	24.02.2027	5.32	10.65	10.93	2,647,802	2,099,098	2,160,852
5 Year Semi-Annual Coupon G. Bond (1771 days) (r-o)	25.04.2017	26.04.2017	02.03.2022	5.31	10.62	10.90	1,340,579	1,645,815	1,692,966
2 Year Semi-Annual Coupon G. Bond (728 days)	16.05.2017	17.05.2017	15.05.2019	5.55	11.09	11.40	1,772,840	2,370,803	2,371,159
5 Year Semi-Annual Coupon G. Bond (1750 days) (r-o)	16.05.2017	17.05.2017	02.03.2022	5.34	10.67	10.96	1,449,831	2,395,429	2,473,998
5 Year Semi-Annual Coupon G. Bond (1722 days) (r-o)	12.06.2017	14.06.2017	02.03.2022	5.20	10.40	10.67	4,488,850	4,412,222	4,638,383
2 Year Semi-Annual Coupon G. Bond (700 days) (r-o)	13.06.2017	14.06.2017	15.05.2019	5.41	10.82	11.11	1,997,302	2,503,298	2,535,997
10 Year Semi-Annual Coupon G. Bond (3542 days) (r-o)	13.06.2017	14.06.2017	24.02.2027	5.13	10.25	10.52	2,809,623	3,486,210	3,746,101
2 Year Semi-Annual Coupon G. Bond (672 days) (r-o)	11.07.2017	12.07.2017	15.05.2019	5.65	11.30	11.62	3,885,304	3,653,284	3,702,342
5 Year Semi-Annual Coupon G. Bond (1687 days) (r-o)	18.07.2017	19.07.2017	02.03.2022	5.25	10.50	10.77	3,973,851	3,751,948	3,969,559
10 Year Semi-Annual Coupon G. Bond (3507 days) (r-o)	18.07.2017	19.07.2017	24.02.2027	5.17	10.35	10.62	6,129,054	4,890,456	5,276,989
5 Year Semi-Annual Coupon G. Bond (1820 days)	21.08.2017	23.08.2017	17.08.2022	5.33	10.65	10.94	3,225,237	3,479,736	3,485,818

							Sales Amount (Inc. Switching)
							(in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
2 Year Semi-Annual Coupon G. Bond (630 days) (r-o)	22.08.2017	23.08.2017	15.05.2019	5.69	11.39	11.71	1,899,889	1,825,127	1,870,883
10 Year Semi-Annual Coupon G. Bond (3640 days)	22.08.2017	23.08.2017	11.08.2027	5.19	10.39	10.66	2,272,212	2,617,572	2,635,452
5 Year Semi-Annual Coupon G. Bond (1799 days) (r-o)	12.09.2017	13.09.2017	17.08.2022	5.32	10.64	10.93	5,290,351	4,635,421	4,673,391
10 Year Semi-Annual Coupon G. Bond (3612 days) (r-o)	19.09.2017	20.09.2017	11.08.2027	5.28	10.56	10.84	2,427,531	3,070,984	3,084,502
2 Year Semi-Annual Coupon G. Bond (595 days) (r-o)	26.09.2017	27.09.2017	15.05.2019	5.79	11.57	11.91	2,885,558	1,106,276	1,143,202

							Sales Amount (Inc. Switching)
							(in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
5 Year Semi-Annual Coupon G. Bond (1757 days) (r-o)	23.10.2017	25.10.2017	17.08.2022	5.79	11.58	11.92	2,905,311	4,312,119	4,252,566
2 Year Semi-Annual Coupon G. Bond (567 days) (r-o)	24.10.2017	25.10.2017	15.05.2019	6.06	12.11	12.48	2,107,838	2,172,111	2,248,003
10 Year Semi-Annual Coupon G. Bond (3577 days) (r-o)	24.10.2017	25.10.2017	11.08.2027	5.67	11.34	11.66	4,515,589	5,222,980	5,059,701
2 Year Semi-Annual Coupon G. Bond (728 days)	14.11.2017	15.11.2017	13.11.2019	6.65	13.31	13.75	1,348,782	1,296,289	1,289,442
10 Year Semi-Annual Coupon G. Bond (3556 days) (r-o)	14.11.2017	15.11.2017	11.08.2027	5.99	11.98	12.33	1,701,392	1,935,243	1,819,536
5 Year Semi-Annual Coupon G. Bond (1729 days) (r-o)	21.11.2017	22.11.2017	17.08.2022	6.69	13.38	13.82	1,584,334	1,665,539	1,556,246
2 Year Semi-Annual Coupon G. Bond (700 days) (r-o)	12.12.2017	13.12.2017	13.11.2019	6.47	12.95	13.37	456,576	1,033,290	1,044,244
5 Year Semi-Annual Coupon G. Bond (1708 days) (r-o)	12.12.2017	13.12.2017	17.08.2022	6.21	12.42	12.81	2,273,248	1,757,163	1,708,964
2017 Total							88,610,188	92,598,667	93,611,513

Source: Ministry of Treasury and Finance

Table 69

Fixed Coupon TL Denominated Treasury Auctions in 2018

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid
				Term	Simple	Compound	Amount	Nominal	Net
2 Year Semi-Annual Coupon G. Bond (672 days) (r-o)	09.01.2018	10.01.2018	13.11.2019	6.51	13.02	13.44	1,978,166	1,839,611	1,875,023
5 Year Semi-Annual Coupon G. Bond (1820 days)	22.01.2018	24.01.2018	18.01.2023	6.12	12.24	12.61	1,868,888	2,404,204	2,400,671
10 Year Semi-Annual Coupon G. Bond (3486 days) (r-o)	23.01.2018	24.01.2018	11.08.2027	5.92	11.84	12.19	1,636,565	2,014,863	1,951,901
5 Year Semi-Annual Coupon G. Bond (1799 days) (r-o)	12.02.2018	14.02.2018	18.01.2023	6.05	12.11	12.47	3,822,762	4,914,463	4,964,786
2 Year Semi-Annual Coupon G. Bond (637 days) (r-o)	13.02.2018	14.02.2018	13.11.2019	6.51	13.02	13.44	2,060,241	2,056,070	2,121,226
10 Year Semi-Annual Coupon G. Bond (3465 days) (r-o)	13.02.2018	14.02.2018	11.08.2027	5.89	11.79	12.13	1,958,868	4,207,566	4,114,872
5 Year Semi-Annual Coupon G. Bond (1771 days) (r-o)	13.03.2018	14.03.2018	18.01.2023	6.44	12.88	13.30	2,512,746	2,855,914	2,833,038
2 Year Semi-Annual Coupon G. Bond (602 days) (r-o)	20.03.2018	21.03.2018	13.11.2019	6.76	13.53	13.98	1,933,436	1,876,451	1,945,861

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid
				Term	Simple	Compound	Amount	Nominal	Net
10 Year Semi-Annual Coupon G. Bond (3640 days)	20.03.2018	21.03.2018	08.03.2028	6.22	12.45	12.83	3,303,339	2,049,310	2,043,879
10 Year Semi-Annual Coupon G. Bond (3619 days) (r-o)	10.04.2018	11.04.2018	08.03.2028	6.40	12.80	13.21	1,628,844	1,998,975	1,968,754
5 Year Semi-Annual Coupon G. Bond (1736 days) (r-o)	17.04.2018	18.04.2018	18.01.2023	6.58	13.17	13.60	3,046,465	2,574,335	2,559,375
2 Year Semi-Annual Coupon G. Bond (546 days) (r-o)	15.05.2018	16.05.2018	13.11.2019	7.99	15.97	16.61	692,625	1,579,546	1,519,000
5 Year Semi-Annual Coupon G. Bond (1708 days) (r-o)	15.05.2018	16.05.2018	18.01.2023	7.69	15.37	15.96	857,971	1,775,157	1,657,444
5 Year Semi-Annual Coupon G. Bond (1820 days)	18.06.2018	20.06.2018	14.06.2023	8.28	16.56	17.24	1,579,787	3,330,590	3,290,955
2 Year Semi-Annual Coupon G. Bond (511 days) (r-o)	19.06.2018	20.06.2018	13.11.2019	9.25	18.49	19.35	1,767,811	3,377,058	3,197,261
10 Year Semi-Annual Coupon G. Bond (3549 days) (r-o)	19.06.2018	20.06.2018	08.03.2028	8.14	16.28	16.94	1,436,432	3,045,565	2,570,028
5 Year Semi-Annual Coupon G. Bond (1799 days) (r-o)	09.07.2018	11.07.2018	14.06.2023	8.66	17.13	18.08	3,860,336	5,035,566	4,897,486
2 Year Semi-Annual Coupon G. Bond (490 days) (r-o)	10.07.2018	11.07.2018	13.11.2019	9.67	19.34	20.28	2,460,785	3,777,678	3,578,139
10 Year Semi-Annual Coupon G. Bond (3528 days) (r-o)	10.07.2018	11.07.2018	08.03.2028	8.44	16.89	17.60	1,614,219	3,493,380	2,889,198
5 Year Semi-Annual Coupon G. Bond (1771 days) (r-o)	07.08.2018	08.08.2018	14.06.2023	10.50	21.00	22.10	1,187,895	2,293,617	2,015,926
2 Year Semi-Annual Coupon G. Bond (728 days)	13.08.2018	15.08.2018	12.08.2020	11.76	23.51	24.89	902,686	1,735,243	1,721,707
2 Year Semi-Annual Coupon G. Bond (700 days) (r-o)	11.09.2018	12.09.2018	12.08.2020	11.85	23.71	25.11	2,491,374	3,320,374	3,341,595
2 Year Semi-Annual Coupon G. Bond (658 days) (r-o)	23.10.2018	24.10.2018	12.08.2020	12.24	24.49	25.98	1,381,732	1,818,898	1,858,842
5 Year Semi-Annual Coupon G. Bond (1820 days)	23.10.2018	24.10.2018	18.10.2023	10.19	20.38	21.42	819,742	1,723,005	1,708,309
5 Year Semi-Annual Coupon G. Bond (1799 days) (r-o)	12.11.2018	14.11.2018	18.10.2023	8.47	16.95	17.67	2,027,152	878,370	978,407
2 Year Semi-Annual Coupon G. Bond (637 days) (r-o)	13.11.2018	14.11.2018	12.08.2020	8.99	17.98	18.79	1,750,930	1,008,112	1,138,056
2 Year Semi-Annual Coupon G. Bond (609 days) (r-o)	11.12.2018	12.12.2018	12.08.2020	8.91	17.82	18.62	1,656,691	2,460,593	2,820,456
2018 Total							52,238,490	69,444,515	67,962,199

Source: Ministry of Treasury and Finance

Table 70

Fixed Coupon TL Denominated Treasury Auctions in 2019

							Sales Amount (Inc. Switching)
							(in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
2 Year Semi Annual Coupon G. Bond (567 days) (r-o)	22.01.2019	23.01.2019	12.08.2020	8.66	17.32	18.06	2,325,474	1,219,688	1,434,438
2 Year Semi Annual Coupon G. Bond (539 days) (r-o)	19.02.2019	20.02.2019	12.08.2020	8.79	17.57	18.34	2,910,555	4,924,543	5,281,235
2 Year Semi Annual Coupon G. Bond (504 days) (r-o)	26.03.2019	27.03.2019	12.08.2020	9.27	18.53	19.39	1,140,522	3,089,967	3,331,356
2 Year Semi Annual Coupon G. Bond (728 days)	22.04.2019	24.04.2019	21.04.2021	10.54	21.07	22.18	2,464,429	3,225,190	3,216,445
2 Year Semi Annual Coupon G. Bond (707 days) (r-o)	14.05.2019	15.05.2019	21.04.2021	11.94	23.88	25.31	2,455,340	4,670,568	4,517,185
2 Year Semi Annual Coupon G. Bond (679 days) (r-o)	11.06.2019	12.06.2019	21.04.2021	10.83	21.66	22.83	2,146,320	3,585,789	3,643,013
2 Year Semi Annual Coupon G. Bond (651 days) (r-o)	9.07.2019	10.07.2019	21.04.2021	9.25	18.50	19.35	3,967,199	5,633,193	6,074,445
2 Year Semi Annual Coupon G. Bond (581 days) (r-o)	16.09.2019	18.09.2019	21.04.2021	7.44	14.89	15.44	5,568,165	2,813,435	3,282,036
2 Year Semi Annual Coupon G. Bond (728 days)	21.10.2019	23.10.2019	20.10.2021	6.99	13.98	14.47	2,468,006	3,693,706	3,682,144
5 Year Semi Annual Coupon G. Bond (1722 days) (r-o)	5.11.2019	6.11.2019	24.07.2024	6.11	12.22	12.59	3,021,665	2,575,400	2,345,745
2 Year Semi Annual Coupon G. Bond (707 days) (r-o)	11.11.2019	13.11.2019	20.10.2021	5.96	11.92	12.27	3,883,319	5,236,470	5,443,525
6 Year Semi Annual Coupon G. Bond (2282 days) (r-o)	12.11.2019	13.11.2019	11.02.2026	6.09	12.17	12.54	2,711,985	1,663,129	1,590,814
2 Year Semi Annual Coupon G. Bond (672 days) (r-o)	17.12.2019	18.12.2019	20.10.2021	5.77	11.55	11.88	3,875,929	4,461,652	4,717,306
2019 Total							38,938,908	46,792,731	48,559,688

Source: Ministry of Treasury and Finance

Table 71

Fixed Coupon TL Denominated Treasury Auctions in 2020

							Sales Amount (Inc. Switching)
							(in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
2 Year Semi Annual Coupon G. Bond (630 days) (r-o)	27.01.2020	29.01.2020	20.10.2021	4.93	9.85	10.09	3,798,563	3,233,449	3,550,938
2 Year Semi Annual Coupon G. Bond (602 days) (r-o)	24.02.2020	26.02.2020	20.10.2021	5.75	11.51	11.84	3,750,578	3,015,632	3,259,901
2 Year Semi Annual Coupon G. Bond (574 days) (r-o)	23.03.2020	25.03.2020	20.10.2021	5.33	10.65	10.94	2,541,216	4,359,915	4,807,768
2 Year Semi Annual Coupon G. Bond (539 days) (r-o)	28.04.2020	29.04.2020	20.10.2021	4.39	8.77	8.97	3,485,330	3,158,808	3,383,117
2 Year Semi Annual Coupon G. Bond (728 days)	5.05.2020	6.05.2020	4.05.2022	4.72	9.43	9.65	7,914,432	7,366,080	7,309,273
2 Year Semi Annual Coupon G. Bond (497 days) (r-o)	11.05.2020	13.05.2020	22.09.2021	4.36	8.71	8.90	2,214,196	2,517,957	2,564,185
2 Year Semi Annual Coupon G. Bond (693 days) (r-o)	8.06.2020	10.06.2020	4.05.2022	4.51	9.02	9.22	3,698,730	3,197,140	3,223,414
3 Year Semi Annual Coupon G. Bond (938 days) (r-o)	23.06.2020	24.06.2020	18.01.2023	4.74	9.48	9.70	3,774,406	3,182,995	3,540,608
2 Year Semi Annual Coupon G. Bond (665 days) (r-o)	6.07.2020	8.07.2020	4.05.2022	4.75	9.50	9.72	3,935,028	3,332,221	3,356,181
3 Year Semi Annual Coupon G. Bond (910 days) (r-o)	20.07.2020	22.07.2020	18.01.2023	5.24	10.49	10.76	2,681,975	1,921,525	1,992,200
2 Year Semi Annual Coupon G. Bond (630 days) (r-o)	11.08.2020	12.08.2020	4.05.2022	6.79	13.57	14.03	2,256,145	2,925,217	2,794,726
4 Year Semi Annual Coupon G. Bond (1428 days) (r-o)	24.08.2020	26.08.2020	24.07.2024	6.81	13.61	14.07	1,941,518	4,220,572	3,672,189
2 Year Semi Annual Coupon G. Bond (595 days) (r-o)	15.09.2020	16.09.2020	4.05.2022	6.44	12.88	13.29	3,403,167	1,453,678	1,420,342
5 Year Semi Annual Coupon G. Bond (1967 days) (r-o)	22.09.2020	23.09.2020	11.02.2026	6.69	13.37	13.82	2,993,318	2,766,314	2,505,315
5 Year Semi Annual Coupon G. Bond (1820 days)	6.10.2020	7.10.2020	1.10.2025	6.29	12.59	12.98	2,709,157	3,748,160	3,749,732
2 Year Semi Annual Coupon G. Bond (560 days) (r-o)	20.10.2020	21.10.2020	4.05.2022	6.73	13.45	13.90	2,717,415	2,334,717	2,291,245
2 Year Semi Annual Coupon G. Bond (728 days)	10.11.2020	11.11.2020	9.11.2022	7.10	14.20	14.70	2,038,551	1,848,160	1,838,881
5 Year Semi Annual Coupon G. Bond (1785 days) (r-o)	10.11.2020	11.11.2020	1.10.2025	6.63	13.27	13.71	2,028,926	1,615,936	1,596,900
10 Year Semi Annual Coupon G. Bond (3640 days)	24.11.2020	25.11.2020	13.11.2030	5.98	11.96	12.32	3,388,248	3,688,447	3,633,421
2 Year Semi Annual Coupon G. Bond (700 days) (r-o)	7.12.2020	9.12.2020	9.11.2022	6.96	13.92	14.40	1,324,013	1,599,993	1,616,168
5 Year Semi Annual Coupon G. Bond (1757 days) (r-o)	7.12.2020	9.12.2020	1.10.2025	6.60	13.21	13.64	1,411,960	2,139,844	2,140,124

							Sales Amount (Inc. Switching)
							(in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
10 Year Semi Annual Coupon G. Bond (3626 days) (r-o)	8.12.2020	9.12.2020	13.11.2030	6.39	12.78	13.19	2,579,308	3,506,049	3,311,220
2020 Total							66,586,179	67,132,808	67,557,848

Source: Ministry of Treasury and Finance

Table 72

Floating Rate Note Auctions of 2016

							Sales Amount (Inc. Switching)
							(in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
7 Year FRN G. Bond (2275 days) (r-o)	26.01.2016	27.01.2016	20.04.2022	5.45	10.89	11.19	1,283,840	1,650,288	1,623,850
7 Year FRN G. Bond (2247 days) (r-o)	23.02.2016	24.02.2016	20.04.2022	5.52	11.03	11.34	1,251,944	912,347	899,674
7 Year FRN G. Bond (2030 days) (r-o)	27.09.2016	28.09.2016	20.04.2022	5.54	11.09	11.39	2,308,554	1,088,665	1,120,550
7 Year FRN G. Bond (1981 days) (r-o)	15.11.2016	16.11.2016	20.04.2022	4.87	9.75	9.98	1,382,091	1,879,593	1,808,791
2016 Total							6,226,429	5,530,893	5,452,864

Source: Ministry of Treasury and Finance

Table 73

Floating Rate Note Auctions of 2017

							Sales Amount (Inc. Switching)
							(in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
7 Year FRN G. Bond (1932 days) (r-o)	02.01.2017	04.01.2017	20.04.2022	4.87	9.74	9.97	2,195,188	1,655,643	1,614,449
7 Year FRN G. Bond (1862 days) (r-o)	14.03.2017	15.03.2017	20.04.2022	4.95	9.89	10.14	1,523,531	1,714,942	1,693,042
7 Year FRN G. Bond (2548 days)	13.06.2017	14.06.2017	05.06.2024	5.73	11.45	11.78	2,156,996	1,623,289	1,587,009
7 Year FRN G. Bond (2513 days) (r-o)	17.07.2017	19.07.2017	05.06.2024	5.82	11.65	11.99	1,898,870	1,361,770	1,333,405
7 Year FRN G. Bond (2485 days) (r-o)	15.08.2017	16.08.2017	05.06.2024	5.86	11.72	12.06	1,820,556	1,188,353	1,169,921
7 Year FRN G. Bond (2415 days) (r-o)	24.10.2017	25.10.2017	05.06.2024	5.97	11.94	12.30	2,453,051	2,311,080	2,303,406
2017 Total							12,048,192	9,855,077	9,701,232

Source: Ministry of Treasury and Finance

Table 74

Floating Rate Note Auctions of 2018

							Sales Amount (Inc. Switching)
							(in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
6 Year FRN G. Bond (2324 days) (r-o)	22.01.2018	24.01.2018	05.06.2024	6.18	12.36	12.74	1,595,401	1,478,292	1,444,973
6 Year FRN G. Bond (2296 days) (r-o)	20.02.2018	21.02.2018	05.06.2024	6.22	12.45	12.83	1,582,799	2,376,468	2,336,018
6 Year FRN G. Bond (2177 days) (r-o)	19.06.2018	20.06.2018	05.06.2024	7.86	15.71	16.33	934,259	2,399,651	2,222,916
7 Year FRN G. Bond (2548 days)	10.07.2018	11.07.2018	02.07.2025	8.71	17.41	18.17	1,585,487	2,832,823	2,611,803
7 Year FRN G. Bond (2548 days)	14.08.2018	15.08.2018	06.08.2025	10.13	20.27	21.30	1,346,386	1,998,043	1,854,182
7 Year FRN G. Bond (2422 days) (r-o)	18.12.2018	19.12.2018	06.08.2025	9.74	19.49	20.44	1,288,530	1,479,099	1,507,422
2018 Total							8,332,862	12,564,376	11,977,314

Source: Ministry of Treasury and Finance

Table 75

Floating Rate Note Auctions of 2019

							Sales Amount (Inc. Switching)
							(in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
6 FRN G. Bond (2359 days) (r-o)	18.02.2019	20.02.2019	6.08.2025	9.12	18.24	19.07	1,097,270	2,596,895	2,564,717
6 FRN G. Bond (2324 days) (r-o)	26.03.2019	27.03.2019	6.08.2025	9.44	18.89	19.78	681,421	1,486,020	1,458,067
6 FRN G. Bond (2275 days) (r-o)	14.05.2019	15.05.2019	6.08.2025	10.17	20.34	21.38	1,638,317	3,202,720	3,062,927
6 FRN G. Bond (2247 days) (r-o)	11.06.2019	12.06.2019	6.08.2025	9.95	19.90	20.89	1,020,010	2,118,461	2,086,832
6 FRN G. Bond (2219 days) (r-o)	9.07.2019	10.07.2019	6.08.2025	9.68	19.36	20.30	2,325,948	2,973,717	3,025,464
6 FRN G. Bond (2177 days) (r-o)	19.08.2019	21.08.2019	6.08.2025	10.88	21.77	22.95	1,766,622	1,235,228	1,234,930
6 FRN G. Bond (2149 days) (r-o)	17.09.2019	18.09.2019	6.08.2025	10.74	21.47	22.63	574,718	994,418	1,019,638
7 FRN G. Bond (2548 days)	12.11.2019	13.11.2019	4.11.2026	7.22	14.44	14.96	2,057,012	3,009,145	2,990,910
7 FRN G. Bond (2520 days) (r-o)	10.12.2019	11.12.2019	4.11.2026	7.25	14.50	15.03	1,508,978	1,971,209	1,975,035
2019 Total							12,670,296	19,587,815	19,418,520

Source: Ministry of Treasury and Finance

Table 76

Floating Rate Note Auctions of 2020

							Sales Amount (Inc. Switching)
							(in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
7 Year Semi Annual Coupon G. Bond (2485 days) (r-o)	14.01.2020	15.01.2020	4.11.2026	7.17	14.34	14.86	3,443,690	3,523,746	3,602,814
7 Year Semi Annual Coupon G. Bond (2457 days) (r-o)	11.02.2020	12.02.2020	4.11.2026	7.19	14.37	14.89	2,557,553	1,472,390	1,519,521
7 Year Semi Annual Coupon G. Bond (2429 days) (r-o)	10.03.2020	11.03.2020	4.11.2026	7.21	14.41	14.93	2,730,325	2,766,489	2,880,941
3 Year Semi Annual Coupon G. Bond (919 days) (r-o)	27.04.2020	29.04.2020	4.11.2022	7.25	14.50	15.03	3,686,333	4,756,009	5,029,062
7 Year Semi Annual Coupon G. Bond (2548 days)	11.05.2020	13.05.2020	5.05.2027	4.90	9.81	10.05	4,597,425	3,683,529	3,626,880
7 Year Semi Annual Coupon G. Bond (2520 days) (r-o)	9.06.2020	10.06.2020	5.05.2027	4.95	9.90	10.14	3,494,503	4,668,192	4,609,935
7 Year Semi Annual Coupon G. Bond (2492 days) (r-o)	6.07.2020	8.07.2020	5.05.2027	4.96	9.93	10.17	3,526,126	4,802,023	4,771,004
7 Year Semi Annual Coupon G. Bond (2443 days) (r-o)	24.08.2020	26.08.2020	5.05.2027	4.97	9.95	10.20	2,502,065	2,343,840	2,356,657
7 Year Semi Annual Coupon G. Bond (2422 days) (r-o)	14.09.2020	16.09.2020	5.05.2027	4.90	9.79	10.03	3,306,710	2,076,138	2,114,815
7 Year Semi Annual Coupon G. Bond (2387 days) (r-o)	20.10.2020	21.10.2020	5.05.2027	4.88	9.77	10.01	2,640,821	2,435,479	2,506,544
7 Year Semi Annual Coupon G. Bond (2548 days)	24.11.2020	25.11.2020	17.11.2027	6.86	13.72	14.19	2,669,259	2,080,318	2,063,571
2020 Total							12,670,296	19,587,815	19,418,520

Source: Ministry of Treasury and Finance

Table 77

CPI Indexed TL Denominated Auctions in 2016

							Sales Amount (Inc. Switching) (in thousands TL)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound
10 Year G. Bond (3640 days)	25.01.2016	27.01.2016	14.01.2026	1.38	2.76	2.78	2,411,733	2,899,252	2,883,363
10 Year G. Bond (3612 days) (r-o)	22.02.2016	24.02.2016	14.01.2026	1.32	2.65	2.66	1,323,093	2,149,845	2,170,118
5 Year G. Bond (1834 days) (r-o)	12.07.2016	13.07.2016	21.07.2021	0.99	1.98	1.99	4,232,479	1,700,474	2,625,500
10 Year G. Bond (3395 days) (r-o)	26.09.2016	28.09.2016	14.01.2026	1.27	2.54	2.55	2,213,294	2,015,145	2,155,398
2016 Total							10,180,600	8,764,716	9,834,378

Source: Ministry of Treasury and Finance

Table 78

CPI Indexed TL Denominated Auctions in 2017

							Sales Amount (Inc. Switching) (in thousands TL)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound
10 Year G. Bond (3290 days) (r-o)	10.01.2017	11.01.2017	14.01.2026	1.39	2.78	2.80	2,285,088	1,983,004	2,128,852
10 Year G. Bond (3234 days) (r-o)	06.03.2017	08.03.2017	14.01.2026	1.32	2.64	2.65	1,445,152	2,353,752	2,597,884
5 Year G. Bond (1834 days) (r-o)	12.06.2017	14.06.2017	08.11.2023	1.35	2.71	2.73	992,904	1,278,435	1,770,707
10 Year G. Bond (3640 days)	18.07.2017	19.07.2017	07.07.2027	1.42	2.83	2.85	1,206,178	1,637,068	1,646,972
5 Year G. Bond (1834 days) (r-o)	12.09.2017	13.09.2017	07.07.2027	1.41	2.82	2.84	1,526,053	2,117,148	2,140,669
10 Year G. Bond (3542 days) (r-o)	23.10.2017	25.10.2017	07.07.2027	1.44	2.88	2.90	632,175	2,827,129	2,866,936
2017 Total							8,087,551	12,196,537	13,152,020

Source: Ministry of Treasury and Finance

Table 79

CPI Indexed TL Denominated Auctions in 2018

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound
10 Year G. Bond (3640 days)	23.01.2018	24.01.2018	12.01.2028	1.45	2.9	2.92	984,731	1,488,200	1,487,905
10 Year G. Bond (3619 days) (r-o)	12.02.2018	14.02.2018	12.01.2028	1.47	2.94	2.96	840,830	2,642,955	2,656,011
10 Year G. Bond (3493 days) (r-o)	18.06.2018	20.06.2018	12.01.2028	1.57	3.15	3.17	1,804,294	3,454,250	3,598,430
10 Year G. Bond (3640 days)	09.07.2018	11.07.2018	28.06.2028	1.59	3.18	3.2	2,242,275	4,130,172	4,172,544
10 Year G. Bond (3612 days) (r-o)	07.08.2018	08.08.2018	28.06.2028	1.79	3.57	3.6	1,521,393	2,114,178	2,106,947
5 Year G. Bond (1869 days) (r-o)	25.09.2018	26.09.2018	08.11.2023	1.77	3.55	3.58	2,165,752	1,546,901	2,426,344
2018 Total							9,559,276	#15,376,656	16,448,182

Source: Ministry of Treasury and Finance

Table 80

CPI Indexed TL Denominated Auctions in 2019

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound
5 CPI G. Bond (1820 days)	15.01.2019	16.01.2019	10.01.2024	2	3.99	4.03	1,240,028	2,406,491	2,429,065
5 CPI G. Bond (1785 days) (r-o)	19.02.2019	20.02.2019	10.01.2024	1.93	3.86	3.89	3,029,783	4,578,716	4,666,542
5 CPI G. Bond (1757 days) (r-o)	19.03.2019	20.03.2019	10.01.2024	1.94	3.89	3.92	1,092,134	2,573,185	2,626,911
5 CPI G. Bond (1701 days) (r-o)	13.05.2019	15.05.2019	10.01.2024	2.1	4.21	4.25	1,845,038	3,482,907	3,547,965
5 CPI G. Bond (1820 days)	10.06.2019	12.06.2019	5.06.2024	2.05	4.1	4.15	1,151,335	2,195,484	2,195,154

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound
5 CPI G. Bond (1792 days) (r-o)	8.07.2019	10.07.2019	5.06.2024	2.07	4.13	4.17	1,097,305	2,551,983	2,590,797
5 CPI G. Bond (1750 days) (r-o)	20.08.2019	21.08.2019	5.06.2024	1.99	3.99	4.03	2,186,648	2,912,844	3,010,126
5 CPI G. Bond (1722 days) (r-o)	16.09.2019	18.09.2019	5.06.2024	1.98	3.96	4	622,813	904,490	945,825
5 CPI G. Bond (1687 days) (r-o)	22.10.2019	23.10.2019	5.06.2024	1.97	3.93	3.97	752,253	655,732	697,403
5 CPI G. Bond (1820 days)	11.11.2019	13.11.2019	6.11.2024	1.62	3.25	3.27	4,029,245	4,913,017	4,902,262
5 CPI G. Bond (1785 days) (r-o)	17.12.2019	18.12.2019	6.11.2024	1.46	2.92	2.94	1,833,602	2,223,743	2,297,640
2019 Total							18,880,184	29,398,593	29,909,690

Source: Ministry of Treasury and Finance

Table 81

CPI Indexed TL Denominated Auctions in 2020

							Sales Amount (Inc. Switching)
							(in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
5 Year Semi Annual Coupon G. Bond (1820 days)	3.02.2020	5.02.2020	29.01.2025	1.16	2.31	2.32	4,161,342	4,977,941	4,989,383
5 Year Semi Annual Coupon G. Bond (1785 days) (r-o)	9.03.2020	11.03.2020	29.01.2025	1.20	2.39	2.41	3,337,927	2,852,469	2,885,104
8 Year Semi Annual Coupon G. Bond (3003 days) (r-o)	6.04.2020	8.04.2020	28.06.2028	1.77	3.55	3.58	3,969,531	3,889,887	4,997,650
3 Year Semi Annual Coupon G. Bond (1106 days) (r-o)	21.04.2020	22.04.2020	3.05.2023	0.99	1.99	1.99	13,056,392	6,176,583	12,370,034
5 Year Semi Annual Coupon G. Bond (1729 days) (r-o)	5.05.2020	6.05.2020	29.01.2025	1.00	1.99	2.00	4,343,144	4,190,063	4,388,836
8 Year Semi Annual Coupon G. Bond (2968 days) (r-o)	12.05.2020	13.05.2020	28.06.2028	1.24	2.48	2.49	3,817,589	2,601,044	3,632,569
5 Year Semi Annual Coupon G. Bond (1820 days)	23.06.2020	24.06.2020	18.06.2025	0.79	1.58	1.58	5,212,944	3,844,481	3,830,300
5 Year Semi Annual Coupon G. Bond (1806 days) (r-o)	7.07.2020	8.07.2020	18.06.2025	0.77	1.55	1.55	4,670,711	5,703,769	5,722,698
5 Year Semi Annual Coupon G. Bond (1771 days) (r-o)	11.08.2020	12.08.2020	18.06.2025	0.95	1.89	1.90	2,210,164	1,390,336	1,394,977
5 Year Semi Annual Coupon G. Bond (1820 days)	3.02.2020	5.02.2020	29.01.2025	1.16	2.31	2.32	4,161,342	4,977,941	4,989,383
2020 Total							44,779,743	35,626,572	44,211,550

Source: Ministry of Treasury and Finance

Table 82

TLREF Indexed TL Denominated Auctions in 2020

							Sales Amount (Inc. Switching)
							(in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
2 Year Quarterly Coupon G. Bond (728 days)	28.01.2020	29.01.2020	26.01.2022	2.46	9.84	10.21	9,745,881	4,669,637	4,682,715
2 Year Quarterly Coupon G. Bond (700 days) (r-o)	25.02.2020	26.02.2020	26.01.2022	2.50	9.99	10.37	3,563,100	3,041,114	3,064,659
3 Year Querterly Coupon G. Bond (1183 days)	24.03.2020	25.03.2020	21.06.2023	2.52	10.10	10.49	2,474,935	3,570,832	3,561,092
3 Year Querterly Coupon G. Bond (1169 days) (r-o)	7.04.2020	8.04.2020	21.06.2023	2.62	10.47	10.89	4,450,136	6,240,272	6,185,173
3 Year Querterly Coupon G. Bond (1134 days) (r-o)	12.05.2020	13.05.2020	21.06.2023	2.58	10.31	10.71	6,018,106	5,002,196	5,028,348
3 Year Querterly Coupon G. Bond (1099 days) (r-o)	16.06.2020	17.06.2020	21.06.2023	2.56	10.24	10.64	3,702,398	3,148,729	3,201,823
4 Year Querterly Coupon G. Bond (1456 days)	21.07.2020	22.07.2020	17.07.2024	2.57	10.28	10.69	3,013,523	2,846,824	2,820,688
4 Year Querterly Coupon G. Bond (1435 days) (r-o)	10.08.2020	12.08.2020	17.07.2024	2.61	10.45	10.86	3,367,728	3,255,705	3,227,636
4 Year Querterly Coupon G. Bond (1400 days) (r-o)	15.09.2020	16.09.2020	17.07.2024	2.53	10.11	10.50	3,565,572	1,857,690	1,879,835
4 Year Querterly Coupon G. Bond (1379 days) (r-o)	6.10.2020	7.10.2020	17.07.2024	2.52	10.07	10.46	6,388,713	3,699,487	3,769,046
2 Year Quarterly Coupon G. Bond (728 days)	28.01.2020	29.01.2020	26.01.2022	2.46	9.84	10.21	9,745,881	4,669,637	4,682,715
2020 Total							46,290,092	37,332,487	37,421,017

Source: Ministry of Treasury and Finance

Direct Sales

The following tables show direct sales of domestic debt securities in years 2016-2020:

Table 83

2016 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
February
Lease Certificate—TL	Semiannually couponed	17.02.2016	14.02.2018	2 years	1,900,352
July
Lease Certificate—TL	Semiannually couponed	20.07.2016	14.07.2021	5 years	907,500
September
Lease Certificate—TL	Semiannually couponed	28.09.2016	26.09.2018	2 years	1,102,839
September
Lease Certificate—TL—CPI Indexed	Semiannually couponed	28.09.2016	22.09.2021	5 years	1,066,565
November
Lease Certificate—TL	Semiannually couponed	23.11.2016	21.11.2018	2 years	1,285,000

(1)	In thousands of Turkish Lira

Source: Ministry of Treasury and Finance

Table 84

2017 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
February
Lease Certificate—TL	Semiannually couponed	15.02.2017	13.02.2019	2 years	2,023,445
June
Lease Certificate—TL	Semiannually couponed	21.06.2017	19.06.2019	2 years	503,000
August
Lease Certificate—TL	Semiannually couponed	16.08.2017	10.08.2022	5 years	1,183,520
October
Lease Certificate—TL—CPI Indexed	Semiannually couponed	18.10.2017	12.10.2022	5 years	550,000

(1)	In thousands of Turkish Lira

Source: Ministry of Treasury and Finance

Table 85

2018 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
February
Lease Certificate—TL	Semiannually couponed	14.02.2018	12.02.2020	2 years	1,876,205
June
Lease Certificate—TL—CPI Indexed	Semiannually couponed	13.06.2018	07.06.2023	5 years	436,600
September
Lease Certificate—TL	Semiannually couponed	26.09.2018	23.09.2020	2 years	1,700,000
November
Lease Certificate—TL	Semiannually couponed	21.11.2018	18.11.2020	2 years	3,240,870

(1)	In thousands of Turkish Lira

Source: Ministry of Treasury and Finance

Table 86

2018 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
December
Lease Certificate—Euro	Semiannually couponed	24.12.2018	21.12.2020	2 years	555,080

(1)	In thousands of Euros

Source: Ministry of Treasury and Finance

Table 87

2019 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Lease Certificate—TL	Semiannually couponed	13.02.2019	10.02.2021	2 years	1,479,130
Lease Certificate—TL	Semiannually couponed	19.06.2019	16.06.2021	2 years	1,605,960
Lease Certificate—TL	Semiannually couponed	21.08.2019	18.08.2021	2 years	846,500
Lease Certificate—TL—CPI Indexed	Semiannually couponed	6.11.2019	30.10.2024	5 years	1,721,400
Lease Certificate—TL	Semiannually couponed	18.12.2019	15.12.2021	2 years	1,948,180

(1)	In thousands of Turkish Lira

Source: Ministry of Treasury and Finance

Table 88

2019 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Lease Certificate—Euro	Semiannually couponed	8.02.2019	5.02.2021	2 years	835,000
Lease Certificate—Euro	Semiannually couponed	31.05.2019	29.05.2020	1 years	1,001,950

(1)	In thousands of Euros

Source: Ministry of Treasury and Finance

Table 89

2019 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
G.Bond—Euro	Semiannually couponed	18.01.2019	15.01.2021	2 years	1,040,100
G.Bond—Euro	Semiannually couponed	15.03.2019	13.03.2020	1 years	916,400
G.Bond—Euro	Semiannually couponed	20.12.2019	17.12.2021	2 years	1,250,000

(1)	In thousands of Euros

Source: Ministry of Treasury and Finance

Table 90

2019 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Bond—Gold	Semiannually couponed	27.02.2019	24.02.2021	2 years	1,873,585
Bond—Gold	Semiannually couponed	20.09.2019	17.09.2021	2 years	3,965,075
Bond—Gold	Semiannually couponed	11.10.2019	9.10.2020	1 years	2,999,925
Bond—Gold	Semiannually couponed	1.11.2019	30.10.2020	1 years	7,331,160

(1)	In grams

Source: Ministry of Treasury and Finance

Table 91

2019 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Lease Certificate—Gold	Semiannually couponed	27.02.2019	24.02.2021	2 years	24,172,530
Lease Certificate—Gold	Semiannually couponed	21.06.2019	18.06.2021	2 years	7,969,950
Lease Certificate—Gold	Semiannually couponed	20.09.2019	17.09.2021	2 years	16,877,190
Lease Certificate—Gold	Semiannually couponed	11.10.2019	9.10.2020	1 years	12,598,690
Lease Certificate—Gold	Semiannually couponed	1.11.2019	30.10.2020	1 years	3,004,900

(1)	In grams

Source: Ministry of Treasury and Finance

Table 92

2020 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Lease Certificate—TL	Semiannually couponed	29.01.2020	26.01.2022	2 years	2,925,980
Lease Certificate—TL	Semiannually couponed	12.02.2020	09.02.2022	2 years	2,204,680
Lease Certificate—TL	Semiannually couponed	25.03.2020	23.03.2022	2 years	600,000
Lease Certificate—TL—CPI Indexed	Semiannually couponed	08.04.2020	02.04.2025	5 years	1,470,000
Lease Certificate—TL	Semiannually couponed	29.04.2020	28.10.2020	6 month	5,705,200
Lease Certificate—TL—CPI Indexed	Semiannually couponed	29.04.2020	25.10.2023	4 years	9,460,100
Lease Certificate—TL	Semiannually couponed	13.05.2020	11.11.2020	6 month	5,353,600
Lease Certificate—TL	Semiannually couponed	13.05.2020	11.05.2022	2 years	6,456,530
Lease Certificate—TL	Semiannually couponed	08.07.2020	06.07.2022	2 years	1,095,920
Lease Certificate—TL	Semiannually couponed	26.08.2020	21.08.2024	4 years	547,500
Lease Certificate—TL—CPI Indexed	Semiannually couponed	23.09.2020	17.09.2025	5 years	816,000
Lease Certificate—TL	Semiannually couponed	09.12.2020	03.12.2025	5 years	519,650

(1)	In thousands of Turkish Lira

Source: Ministry of Treasury and Finance

Table 93

2020 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Lease Certificate—Dollar	Semiannually couponed	28.02.2020	25.02.2022	2 years	1,100,000
Lease Certificate—Dollar	Semiannually couponed	29.05.2020	28.05.2021	1 years	666,403
Lease Certificate—Dollar	Semiannually couponed	17.07.2020	16.07.2021	1 years	160,889
Lease Certificate—Dollar	Semiannually couponed	29.07.2020	26.07.2023	3 years	500,000

(1)	In thousands of Dollars

Source: Ministry of Treasury and Finance

Table 94

2020 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Lease Certificate—Euro	Semiannually leased	13.03.2020	12.03.2021	1 years	255.710
Lease Certificate—Euro	Semiannually leased	29.05.2020	28.05.2021	1 years	232.754

(1)	In thousands of Euros

Source: Ministry of Treasury and Finance

Table 95

2020 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
G.Bond—Euro	Semiannually couponed	13.03.2020	12.03.2021	1 years	1,005,500
G.Bond—Euro	Semiannually couponed	29.05.2020	28.05.2021	1 years	1,410,776

(1)	In thousands of Euros

Source: Ministry of Treasury and Finance

Table 96

2020 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
G.Bond—Dollar	Semiannually couponed	29.05.2020	28.05.2021	1 years	683.094
G.Bond—Dollar	Semiannually couponed	17.07.2020	16.07.2021	1 years	2.358.962
G.Bond—Dollar	Semiannually couponed	29.07.2020	26.07.2023	3 years	2.500.000
G.Bond—Dollar	Semiannually couponed	14.08.2020	12.08.2022	2 years	3.000.000
G.Bond—Dollar	Semiannually couponed	28.08.2020	25.08.2023	3 years	3.000.000

(1)	In thousands of Dollars

Source: Ministry of Treasury and Finance

Table 97

2020 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Bond—Gold	Semiannually couponed	03.02.2020	31.01.2022	2 years	13,608,615
Bond—Gold	Semiannually couponed	06.03.2020	5.03.2021	1 years	18,081,140
Bond—Gold	Semiannually couponed	17.04.2020	16.04.2021	1 years	8,663,465
Bond—Gold	Semiannually couponed	15.05.2020	14.05.2021	1 years	11,089,275
Bond—Gold	Semiannually couponed	10.07.2020	9.07.2021	1 years	7,061,515
Bond—Gold	Semiannually couponed	09.10.2020	8.10.2021	1 years	4,139,200

(1)	In grams

Source: Ministry of Treasury and Finance

Table 98

2020 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Lease Certificate—Gold	Semiannually couponed	03.02.2020	31.01.2022	2 years	14,578,740
Lease Certificate—Gold	Semiannually couponed	06.03.2020	5.03.2021	1 years	7,514,240
Lease Certificate—Gold	Semiannually couponed	17.04.2020	16.04.2021	1 years	6,738,140
Lease Certificate—Gold	Semiannually couponed	15.05.2020	14.05.2021	1 years	2,465,610
Lease Certificate—Gold	Semiannually couponed	10.07.2020	9.07.2021	1 years	5,597,870
Lease Certificate—Gold	Semiannually couponed	09.10.2020	8.10.2021	1 years	14,210,590

(1)	In grams

Source: Ministry of Treasury and Finance

Public Offers

The following tables show public offers of domestic debt securities in years 2016-2020:

Table 99

2017 Sales—Public Offers

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
October
Lease Certificate—Gold	Semiannually couponed	11.10.2017	09.10.2019	2 years	171,854
October
Lease Certificate—Gold	Semiannually couponed	18.10.2017	16.10.2019	2 years	297,892
October
Lease Certificate—Gold	Semiannually couponed	25.10.2017	23.10.2019	2 years	322,773
November
Lease Certificate—Gold	Semiannually couponed	01.11.2017	30.10.2019	2 years	526,022

(1)	In grams

Source: Ministry of Treasury and Finance

Table 100

2017 Sales—Public Offers

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
October
Bond—Gold	Semiannually couponed	11.10.2017	09.10.2019	2 years	187,461
October
Bond—Gold	Semiannually couponed	18.10.2017	16.10.2019	2 years	248,672
October
Bond—Gold	Semiannually couponed	25.10.2017	23.10.2019	2 years	306,864
November
Bond—Gold	Semiannually couponed	01.11.2017	30.10.2019	2 years	402,712

(1)	In grams

Source: Ministry of Treasury and Finance

Table 101

2018 Sales—Public Offers

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
April
Lease Certificate—Gold	Semiannually couponed	04.04.2018	01.04.2020	2 years	197,341
Lease Certificate—Gold	Semiannually couponed	11.04.2018	08.04.2020	2 years	214,833
Lease Certificate—Gold	Semiannually couponed	18.04.2018	15.04.2020	2 years	311,782

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Lease Certificate—Gold	Semiannually couponed	25.04.2018	22.04.2020	2 years	389,470
September
Lease Certificate—Gold	Semiannually couponed	19.09.2018	16.09.2020	2 years	190,660
Lease Certificate—Gold	Semiannually couponed	26.09.2018	23.09.2020	2 years	193,588
October
Lease Certificate—Gold	Semiannually couponed	03.10.2018	30.09.2020	2 years	176,683
Lease Certificate—Gold	Semiannually couponed	10.10.2018	07.10.2020	2 years	187,355
Lease Certificate—Gold	Semiannually couponed	17.10.2018	14.10.2020	2 years	185,825
Lease Certificate—Gold	Semiannually couponed	24.10.2018	21.10.2020	2 years	158,066
Lease Certificate—Gold	Semiannually couponed	31.10.2018	28.10.2020	2 years	179,928
December
Lease Certificate—Gold	Semiannually couponed	26.12.2018	23.12.2020	2 years	100,216

(1)	In grams

Source: Ministry of Treasury and Finance

Table 102

2018 Sales—Public Offers

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
April
Bond—Gold	Semiannually couponed	04.04.2018	01.04.2020	2 years	283,669
Bond—Gold	Semiannually couponed	11.04.2018	08.04.2020	2 years	162,202
Bond—Gold	Semiannually couponed	18.04.2018	15.04.2020	2 years	165,038
Bond—Gold	Semiannually couponed	25.04.2018	22.04.2020	2 years	198,299
September
Bond—Gold	Semiannually couponed	19.09.2018	16.09.2020	2 years	121,757
Bond—Gold	Semiannually couponed	26.09.2018	23.09.2020	2 years	113,318
October
Bond—Gold	Semiannually couponed	03.10.2018	30.09.2020	2 years	115,904
Bond—Gold	Semiannually couponed	10.10.2018	07.10.2020	2 years	116,860
Bond—Gold	Semiannually couponed	17.10.2018	14.10.2020	2 years	119,786
Bond—Gold	Semiannually couponed	24.10.2018	21.10.2020	2 years	113,370
Bond—Gold	Semiannually couponed	31.10.2018	28.10.2020	2 years	112,935
December
Bond—Gold	Semiannually couponed	26.12.2018	23.12.2020	2 years	81,543

(1)	In grams

Source: Ministry of Treasury and Finance

Table 103

2018 Sales—Public Offers

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
September
Lease Certificate—Euro	Semiannually couponed	19.09.2018	18.09.2019	1 year	255,000
Lease Certificate—Euro	Semiannually couponed	26.09.2018	25.09.2019	1 year	1,366,000
October
Lease Certificate—Euro	Semiannually couponed	03.10.2018	02.10.2019	1 year	2,173,000
Lease Certificate—Euro	Semiannually couponed	10.10.2018	09.10.2019	1 year	2,773,000
Lease Certificate—Euro	Semiannually couponed	17.10.2018	16.10.2019	1 year	3,918,000

(1)	Euro denominated

Source: Ministry of Treasury and Finance

Table 104

2018 Sales—Public Offers

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
September
1 Year G. Bond—Euro	Semiannually couponed	19.09.2018	18.09.2019	1 year	837,000
1 Year G. Bond—Euro	Semiannually couponed	26.09.2018	25.09.2019	1 year	2,935,000
October
1 Year G. Bond—Euro	Semiannually couponed	03.10.2018	02.10.2019	1 year	6,243,000
1 Year G. Bond—Euro	Semiannually couponed	10.10.2018	09.10.2019	1 year	7,257,000
1 Year G. Bond—Euro	Semiannually couponed	17.10.2018	16.10.2019	1 year	10,659,000
December
1 Year G. Bond—Euro	Semiannually couponed	28.12.2018	27.12.2019	1 year	94,628.000

(1)	Euro denominated

Source: Ministry of Treasury and Finance

Table 105

2018 Sales—Public Offers

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
September 1 Year G. Bond—USD	Semiannually couponed	28.12.2018	27.12.2019	1 year	98,516,000

(1)	USD denominated

Source: Ministry of Treasury and Finance

Table 106

2019 Sales—Public Offers

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Lease Certificate—Gold	Semiannually couponed	2.01.2019	30.12.2020	2 years	90,187
Lease Certificate—Gold	Semiannually couponed	9.01.2019	6.01.2021	2 years	93,694
Lease Certificate—Gold	Semiannually couponed	16.01.2019	13.01.2021	2 years	97,949
Lease Certificate—Gold	Semiannually couponed	23.01.2019	20.01.2021	2 years	64,563
Lease Certificate—Gold	Semiannually couponed	30.01.2019	27.01.2021	2 years	86,379

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Lease Certificate—Gold	Semiannually couponed	6.02.2019	3.02.2021	2 years	77,338
Lease Certificate—Gold	Semiannually couponed	9.10.2019	6.10.2021	2 years	46,783
Lease Certificate—Gold	Semiannually couponed	16.10.2019	13.10.2021	2 years	75,774
Lease Certificate—Gold	Semiannually couponed	23.10.2019	20.10.2021	2 years	85,167
Lease Certificate—Gold	Semiannually couponed	30.10.2019	27.10.2021	2 years	131,977

(1)	In grams

Source: Ministry of Treasury and Finance

Table 107

2019 Sales—Public Offers

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Bond—Gold	Semiannually couponed	2.01.2019	30.12.2020	2 years	88,826
Bond—Gold	Semiannually couponed	9.01.2019	6.01.2021	2 years	56,425
Bond—Gold	Semiannually couponed	16.01.2019	13.01.2021	2 years	47,757
Bond—Gold	Semiannually couponed	23.01.2019	20.01.2021	2 years	42,729
Bond—Gold	Semiannually couponed	30.01.2019	27.01.2021	2 years	61,762
Bond—Gold	Semiannually couponed	6.02.2019	3.02.2021	2 years	59,128
Bond—Gold	Semiannually couponed	9.10.2019	6.10.2021	2 years	59,134
Bond—Gold	Semiannually couponed	16.10.2019	13.10.2021	2 years	61,107
Bond—Gold	Semiannually couponed	23.10.2019	20.10.2021	2 years	86,268
Bond—Gold	Semiannually couponed	30.10.2019	27.10.2021	2 years	109,542

(1)	In grams

Source: Ministry of Treasury and Finance

Table 108

2019 Sales—Public Offers

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
1 Year G. Bond—Euro	Semiannually couponed	15.01.2019	27.12.2019	1 year	19,695,000
1 Year G. Bond—Euro	Semiannually couponed	22.01.2019	27.12.2019	1 year	14,617,000
1 Year G. Bond—Euro	Semiannually couponed	29.01.2019	27.12.2019	1 year	34,479,000
1 Year G. Bond—Euro	Semiannually couponed	5.02.2019	27.12.2019	1 year	41,837,000

(1)	In Euros

Source: Ministry of Treasury and Finance

Table 109

2019 Sales—Public Offers

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
1 Year G. Bond—USD	Semiannually couponed	15.01.2019	27.12.2019	1 year	20,567,000
1 Year G. Bond—USD	Semiannually couponed	22.01.2019	27.12.2019	1 year	14,571,000
1 Year G. Bond—USD	Semiannually couponed	29.01.2019	27.12.2019	1 year	27,525,000
1 Year G. Bond—USD	Semiannually couponed	5.02.2019	27.12.2019	1 year	23,141,000

(1)	In USD

Source: Ministry of Treasury and Finance

Within the framework of the government’s economic program, aimed at sustainable growth, continued disinflation and a viable debt position, there has been significant improvement in both the level and structure of the Treasury’s domestic debt in recent years, resulting from strong fiscal performance, strategic benchmarking policy and improving market sentiment. The ratio of domestic debt to GDP, which was 22.3% at the end of 2013, has progressively declined to 15.7% as of the end of 2018 and to 17.6% as of the end of 2019.

There has also been improvement in the structure of domestic debt stock. The share of fixed interest rate instruments, as a proportion of the total domestic debt, increased to 61.5% in 2019 from 58.3% in 2015.

The following table presents Turkey’s central government domestic debt at the end of the years indicated:

Table 110

Central Government Domestic Debt

(in millions of Turkish Lira)	2016	2017	2018	2019	2020
Total Domestic Debt	468,644	535,448	586,142	755,052	1060,354
Cash	468,598	535,402	586,097	716,478	983,869
Bonds	467,574	534,428	580,601	700,995	983,869
Bills	1,025	974	5,495	15,483	0
Non-Cash	46	46	45	38,574	76,485
Bonds	46	46	45	35,796	76,485
Bills	0	0	0	2,778	0

Source: Ministry of Treasury and Finance

The following table presents Turkey’s central government domestic debt service at the end of the years indicated:

Table 111

Domestic Debt Service (1)

(in millions of Turkish Lira)	2016	2017	2018	2019	2020
Total Domestic Debt Service	100,942	100,661	123,761	159,506	313,907
Principal	63,547	60,443	73,558	86,600	218,159
Interest	37,394	40,218	50,203	72,906	95,748

(1)	Payments on non-cash basis are included.

Source: Ministry of Treasury and Finance

EXTERNAL DEBT AND DEBT MANAGEMENT

According to the data announced on June 30, 2021, Turkey’s gross external debt increased from U.S. $408.4 billion in 2016 to U.S. $450.1 billion in 2020.

The external debt to GDP ratio was 47.0% at the end of 2016, and the ratio increased to 62.8% in 2020. The public sector external debt to GDP ratio increased from 14.2% in 2016 to 24.2% in 2020 and private sector debt to GDP increased from 32.7% in 2016 to 35.6% in 2020, while the Central Bank’s external debt to GDP increased from 0.1% in 2016 to 3.0% in 2020.

In addition, the maturity composition of the gross external debt did not change significantly during the last five years. From 2016 to 2020, short-term external debt increased by 36.8% (from U.S. $101.2 billion to U.S. $138.4 billion), while long-term external debt increased by 1.4% (from U.S. $307.2 billion to U.S. $311.6 billion). At the end of 2016, the share of the short and long-term external debt to total external debt was 24.8% and 75.2%, and reached 30.8% and 69.2%, respectively, in 2020. From 2016 to 2020, the external debt of the public sector and the private sector increased by 40.5% (from U.S. $123.3 billion to U.S. $173.3 billion) and decreased 10.1% (from U.S. $284.0 billion to U.S. $255.4 billion), respectively, while the external debt of CBRT increased from U.S. $1.1 billion to U.S. $21.4 billion. The share of public sector debt, CBRT’s debt and private sector debt in the total external debt stock was 38.5%, 4.8% and 56.7%, respectively, as of the end of 2020.

At the end of 2020, Treasury-guaranteed external debt stock was U.S. $15.0 billion, representing an increase of approximately U.S. $2.5 billion compared to the end of 2016.

The following tables provide information as to the public and private share of external debt stock of Turkey for the periods indicated:

Table 112. Gross Outstanding External Debt of Turkey (1)

GROSS EXTERNAL DEBT- by BORROWER (Million $)	2016	2017	2018	2019	2020
TOTAL	408,390	454,413	443,443	435,147	450,056
SHORT TERM (2)	101,212	120,137	117,340	122,868	138,436
PUBLIC SECTOR	19,720	22,111	22,485	25,029	25,648
GENERAL GOVERNMENT	0	0	0	0	0
Central Government	0	0	0	0	0
Local Administrations	0	0	0	0	0
Funds	0	0	0	0	0
FINANCIAL INSTITUTIONS	19,479	22,027	22,485	25,029	25,648
Banks	19,479	22,027	22,485	25,029	25,648
Non-Banking Institutions	0	0	0	0	0
NON-FINANCIAL INSTITUTIONS	241	84	0	0	0
SOE’s	241	84	0	0	0
Other	0	0	0	0	0
CBRT	399	1,753	5,914	8,413	21,382
Dresdner Bank Scheme	399	1,752	5,914	8,413	21,382
Other	0	1	0	0	0
PRIVATE SECTOR	81,093	96,273	88,941	89,426	91,406
FINANCIAL INSTITUTIONS	42,845	47,737	36,403	31,872	33,735
Banks	41,249	45,157	34,556	30,708	32,302
Non-Banking Institutions	1,596	2,580	1,847	1,164	1,433
NON-FINANCIAL INSTITUTIONS	38,248	48,536	52,538	57,554	57,671
LONG TERM	307,178	334,276	326,103	312,279	311,620
PUBLIC SECTOR	103,605	114,061	117,372	132,071	147,632
GENERAL GOVERNMENT	85,527	93,476	94,525	99,753	106,587
Central Government	82,615	90,241	91,245	96,443	102,317
Local Administrations	2,912	3,234	3,279	3,310	4,270
Funds	0	0	0	0	0
FINANCIAL INSTITUTIONS (3)	17,111	19,200	21,379	30,466	29,367
Banks	17,111	19,200	21,379	29,346	28,140
Non-Banking Institutions	0	0	0	1,120	1,227
NON-FINANCIAL INSTITUTIONS	966	1,386	1,468	1,852	11,678
SOE’s	966	1,386	1,468	1,663	1,878
Other (4)	0	0	0	189	9,800
CBRT	703	0	0	0	0
CBRT Loans	0	0	0	0	0
Dresdner Bank Scheme	703	0	0	0	0
NGTA	0	0	0	0	0
PRIVATE SECTOR (5)	202,871	220,214	208,731	180,208	163,988
FINANCIAL INSTITUTIONS	106,805	115,094	102,787	77,279	70,833
Banks	87,520	96,444	85,356	64,570	61,238
Non-Banking Institutions	19,285	18,650	17,431	12,709	9,595
NON-FINANCIAL INSTITUTIONS	96,066	105,120	105,944	102,930	93,155

GROSS EXTERNAL DEBT- by BORROWER (Million $)	2016	2017	2018	2019	2020
TOTAL	408,390	454,413	443,443	435,147	450,056
LOAN	306,400	337,827	326,124	314,781	324,751
SHORT TERM	101,041	120,026	117,241	122,801	137,972
PRIVATE CREDITORS	100,821	118,903	116,748	122,423	137,888
MONETARY INSTITUTIONS	47,452	52,933	48,122	45,035	60,898
NONMONETARY INSTITUTIONS	53,369	65,970	68,626	77,388	76,990
OFFICIAL CREDITORS	220	1123	493	378	84
LONG TERM	205,359	217,801	208,883	191,980	186,779
PRIVATE CREDITORS	153,398	154,832	151,182	134,662	129,489
MONETARY INSTITUTIONS	141,900	143,083	140,050	123,588	118,401
NONBANK FINANCIAL INSTITUTIONS	16,947	16,783	15,893	16,292	16,328
PRIVATE INVESTMENT & DEV. BANKS	0	0	0	0	0
FOREIGN COMMERCIAL BANKS	93,144	91,988	87,731	73,620	69,398
FOREIGN BRANCHES OF DOMESTIC BANKS AND OTHERS	31,809	34,312	36,426	33,677	32,675
NONMONETARY INSTITUTIONS	11,498	11,749	11,132	11,073	11,088
OFFICIAL CREDITORS	51,961	62,969	57,701	57,318	57,290
GOVERNMENTAL ORGANIZATIONS	13,718	16,592	17,028	18,654	17,337
PUBLIC FINANCE INSTUTITIONS	2,060	2,796	2,931	5,017	4,541
CENTRAL BANKS	0	0	0	0	0
CENTRAL GOVERNMENTS	64	57	41	29	23
OFFICIAL DEVELOPMENT BANKS	11,594	13,739	14,056	13,608	12,774
MULTILATERAL ORGANIZATIONS	38,244	46,377	40,673	38,664	39,952
IMF-INTERNATIONAL MONETARY FUND	1,289	1,365	1,334	1,326	1,386
IMF SDR ALLOCATION	1,289	1,365	1,334	1,326	1,386
IBRD	11,008	12,212	11,858	11,492	11,983
OTHER MULTILATERAL INST.	25,946	32,800	27,481	25,846	26,584
BONDS (6)	101,990	116,585	117,319	120,366	125,305
SHORT TERM	171	111	99	67	464
LONG TERM	101,819	116,474	117,220	120,299	124,841

(1)	Provisional.
(2)	Source: CBRT.
(3)	Public Deposit Banks and Public Development & Investment Banks.
(4)	Public Corporations, Regulatory Institutions and Organizations.
(5)	Since October 1, 2001, CBRT is responsible for monitoring private sector debt.
(6)	All bonds issued in foreign markets are long-term securities and the lender class of the bonds is “monetary institutions” according to the primary market issuance.

Sources: Ministry of Treasury and Finance, CBRT

The following tables present the relationship of Turkey’s public and private external debt to other financial indicators for, or at the end of, the periods indicated:

Table 113. Currency Composition of Outstanding External Debt(1)(2)

%	2016	2017	2018	2019	2020
TOTAL	100	100	100	100	100
CHF	0.5	0.4	0.4	0.4	0.3
ECU/EUR	32.1	32.8	32.1	31.1	30.5
GBP	0.4	0.4	0.3	0.4	0.4
JPY	2.1	2.0	2.1	2.2	2.2
SDR	0.3	0.3	0.3	0.3	0.3
USD	58.5	57.5	58.1	58.9	57.1
TL	5.9	6.1	5.9	5.2	5.0
Other	0.2	0.4	0.9	1.6	4.2

(1)	Provisional.
(2)	Reflects figures at the end of the periods indicated.

Sources: Ministry of Treasury and Finance, CBRT

Table 114. Debt Ratios(1)

	2016	2017	2018	2019	2020
DOD / GDP (%)
Total	47.0	52.9	55.6	57.2	62.8
Short Term	11.6	14.0	14.7	16.2	19.3
Long Term	35.3	38.9	40.9	41.0	43.5
Public Sector	14.2	15.9	17.5	20.6	24.2
Central Bank	0.1	0.2	0.7	1.1	3.0
Private Sector	32.7	36.8	37.3	35.4	35.6
FINANCIAL RATIOS (%)
T.EXTERNAL DEBT / EXPORTS (FOB)	273.6	276.2	250.3	240.6	265.3
EXTERNAL DEBT SERVICE / GDP	8.5	9.5	10.1	10.9	9.7
EXTERNAL DEBT SERVICE / EXPORTS (FOB)	49.3	49.5	45.6	46.0	41.0
PRIVATE SECTOR/ EXPORTS (FOB)	190.3	192.4	168.0	149.1	150.5
INTEREST / GDP	1.1	1.2	1.5	1.6	1.6
INTEREST / EXPORTS (FOB)	6.3	6.4	6.5	6.8	6.8
INTERNATIONAL RESERVES (NET) / T. EXTERNAL DEBT	26.0	23.7	21.0	24.3	20.7
INTERNATIONAL RESERVES (NET) / SHORT TERM DEBT	104.8	89.7	79.3	86.0	67.4
INTERNATIONAL RESERVES (GROSS) / T. EXTERNAL DEBT	22.5	18.5	16.4	18.1	11.1
INTERNATIONAL RESERVES (GROSS) / SHORT TERM DEBT	91.0	70.1	62.1	64.0	36.1
CBRT RESERVES (GROSS) / IMPORTS (CIF)	45.5	35.3	31.5	37.4	22.8
CBRT RESERVES (NET) / IMPORTS (CIF)	52.5	45.1	40.2	50.2	42.5
CURRENT ACCOUNT BALANCE / CBRT RESERVES (GROSS)	-29.4	-48.5	-29.8	8.6	-74.6
CURRENT ACCOUNT BALANCE / CBRT RESERVES (NET)	-25.5	-37.9	-23.4	6.4	-40.0
CURRENT ACCOUNT BALANCE / GDP	-3.1	-4.8	-2.7	0.9	-5.2

(1)	Provisional.

Sources: Ministry of Treasury and Finance, CBRT, TURKSTAT

Table 115. External Debt Service(1) (2)

(Million $)	2016	2017	2018	2019	2020
Total External Debt Service	73,625	81,422	80,767	83,176	69,563
Principal	64,163	70,822	69,205	70,811	58,080
Interest	9,462	10,600	11,562	12,365	11,483

(1)	Provisional.
(2)	Includes only long term external debt service data.

Source: CBRT (Balance of Payment Statistics, April 2021)

The aggregate amount of scheduled repayment of principal and interest on the total external public and private debt of Turkey (disbursed and undisbursed) is set forth below for the periods indicated:

Table 116. Total External Debt Service Projections (1) (2) (3)

(Million $)	2021 (May- December)	2022	2023	2024	2025	2026+	TOTAL
GROSS TOTAL	50,885	56,286	47,457	42,532	38,896	161,343	397,399
PUBLIC SECTOR	14,666	22,394	21,815	20,317	20,379	96,391	195,962
PRINCIPAL	10,981	16,586	16,588	15,698	16,494	70,088	146,435
INTEREST	3,685	5,809	5,226	4,619	3,885	26,303	49,528
PRIVATE SECTOR	36,219	33,892	25,642	22,215	18,517	64,952	201,436
PRINCIPAL	33,454	28,827	21,594	18,890	16,005	52,716	171,486
INTEREST	2,764	5,064	4,048	3,325	2,512	12,237	29,950

(1)	Provisional.
(2)	Cross rates based on April 30, 2021.
(3)

Repayments regarding Non-Guaranteed Trade Arrears, deposits within CBRT, short-term private sector trade credits, short-term private bank deposits, and private sector bank loans with maturity less than 180 days are excluded.

Sources: Ministry of Treasury and Finance, CBRT

The following table presents Turkey’s central government external debt issued between January 1, 2016 and December 31, 2020:

Table 117. Central Government External Debt of Turkey (as of December 31, 2020)

Central Government External Debt Of Turkey (as of December 31, 2020)
(issued between January 1, 2016 and December 31, 2020)
	Agreement Date	Currency	Maturity (Years)	Outstanding Amount (Million USD)
Bond				41,102
Monetary Institutions	Various (02-Mar-2016 - 24-Nov-2020)	USD-EUR	Various (3 - 30)	41,102

Loan				1,818
Govermental Organizations	Various (01-Jun-2016 - 20-Dec-2019)	EUR	Various (10 -40)	673
Monetary Institutions				0
International Organizations	Various (23-Mar-2016 - 23-Oct-2020)	USD-EUR	Various (6 - 30)	1,144

Total				42,920

Source: Ministry of Treasury and Finance

The following table presents Turkey’s Treasury Repayment Guaranteed external debt provided between January 1, 2016 and December 31, 2020:

Table 118. External Debt of Turkey (Treasury Repayment Guaranteed)

Agreement Date (mm.dd.yyyy)	Currency	Debt Disbursed and Outstanding($)	Maturity (Year)	Interest Type	Interest Rate /Margin
02/04/16	EUR	47,624,000.00	9.38		0.7680
02/04/16	EUR	53,577,000.00	9.38		0.7220
05/05/16	EUR	39,599,000.00	8.18		2.1750
05/05/16	EUR	41,671,000.00	8.18		2.1750
05/06/16	EUR	83,342,000.00	8.64	EURIBOR6MD	0.3450
05/06/16	EUR	95,248,000.00	8.64	EURIBOR6MD	0.4760
05/06/16	EUR	19,171,406.29	12.64		10.2130
05/06/16	EUR	59,530,000.00	12.64		1.1340
10.24.16	USD	300,000,000.00	21.74	LIUSD6MD	0.7100
08.29.16	EUR	128,261,499.62	20.14	EURIBOR6MD	1.5500
11.30.16	USD	100,000,000.00	24.23	LIUSD6MD	0.6100
11.30.16	USD	127,875,000.00	27.31	LIUSD6MD	0.8100
10.28.16	EUR	17,840,800.00	14.00		3.2023
10.28.16	EUR	42,266,300.00	14.00		1.7320
10.28.16	EUR	59,530,000.00	14.00		2.2120
12.26.16	USD	400,000,000.00	23.95	LIUSD6MD	0.1300
12.26.16	EUR	48,788,612.33	29.74	EURIBOR6MD	1.4000
12.16.16	EUR	76,894,545.46	8.23	LIUSD6MD	0.7550
12.20.16	EUR	17,859,000.00	9.44		0.2800
12.20.16	EUR	17,859,000.00	9.44		0.4800
12.20.16	EUR	28,574,400.00	9.44		0.3800
12.20.16	EUR	42,861,600.00	9.44		0.4400
12.20.16	EUR	17,859,000.00	9.44		0.2800
12.20.16	EUR	17,859,000.00	9.44		0.4800
12.20.16	EUR	28,574,400.00	9.44		0.3800
12.20.16	EUR	42,861,600.00	9.44		0.4400
12.22.16	EUR	23,289,583.33	8.46		2.8390
12.22.16	EUR	74,412,500.00	8.46		0.7830
12.27.16	EUR	42,992,000.00	9.39	EURIBOR6MD	2.2300
12.27.16	EUR	60,350,000.00	9.39		3.7580
02/09/17	EUR	19,049,600.00	9.71		0.7210
02/09/17	EUR	19,287,720.00	9.71		0.7440

02/09/17	EUR	21,430,800.00	9.71		1.0930
02/09/17	EUR	21,430,800.00	9.71		1.8440
02/09/17	EUR	35,718,000.00	9.71		1.1000
11.22.17	USD	25,000.00	20.99		2.6600
11.22.17	USD	2,538,621.13	20.99		2.7612
11.22.17	USD	3,272,587.34	20.99		1.8031
11.22.17	USD	3,400,000.00	20.99		3.5984
11.22.17	USD	3,415,983.20	20.99		1.9140
11.22.17	USD	3,571,800.00	20.99		2.1500
11.22.17	USD	10,000,000.00	20.99		4.0650
11.22.17	USD	11,600,000.00	20.99		3.5900
11.22.17	USD	20,000,000.00	20.99	LIUSD6MD	2.1000
11.22.17	USD	20,000,000.00	20.99		4.0650
11.22.17	USD	22,500,000.00	20.99		4.5584
11.22.17	USD	22,500,000.00	20.99		4.6100
11.22.17	USD	24,975,000.00	20.99		2.6720
11.22.17	USD	45,000,000.00	20.99		5.3621
12.27.17	EUR	19,843,333.35	7.62	EURIBOR6MD	0.0400
12.27.17	EUR	22,323,750.00	7.62	EURIBOR6MD	0.1200
12.27.17	EUR	24,804,166.66	7.62	EURIBOR6MD	0.2700
12.27.17	EUR	59,530,000.00	7.62	EURIBOR6MD	0.2800
05.16.18	EUR	33,663,373.19	29.85	EURIBOR6MD	1.2500
06/11/18	USD	149,093,930.37	22.45	LIUSD6MD	1.2000
06/07/18	USD	257,343,592.70	28.87	LIUSD6MD	0.8700
06.27.18	USD	201,593,930.37	21.82	LIUSD6MD	1.1500
09.28.18	USD	154,380,853.35	15.06	LIUSD6MD	0.9000
12.18.18	EUR	54,118,181.82	7.01	EURIBOR6MD	2.6000
12.27.18	USD	44,378,200.00	11.68	LIUSD6MD	3.2000
03/08/19	USD	287,617,223.81	11.99	LIUSD6MD	0.5225
07/10/19	EUR	1,488,250.00	29.87	EURIBOR6MD	1.4500
09/11/19	USD	152,563,786.00	8.09	LIUSD6MD	2.3000
12/10/19	USD	100,000,000.00	16.19	LIUSD6MD	1.1500
05/06/20	USD	45,000,000.00	10.12	LIUSD6MD	1.9500
06/01/20	EUR	62,851,774.00	24.80	EURIBOR6MD	1.1900
06.26.20	EUR	452,428,000.00	10.01	EURIBOR6MD	2.4400
07.30.20	USD	107,730,889.50	4.21	LIUSD6MD	0.7500
08.17.20	USD	100,750,000.00	3.66	LIUSD6MD	0.7500
09/09/20	USD	10,625,000.00	24.61	LIUSD6MD	1.2000
09/09/20	USD	21,000,000.00	22.49	LIUSD6MD	1.4000

Source: Ministry of Treasury and Finance

RISK MANAGEMENT

In order to increase fiscal discipline, transparency, accountability and effectiveness in the management of debt and claims, Law No.4749 implemented an active risk management strategy and took measures to limit the potential effects of guarantees and on-lent loans and debt assumption commitments for PPPs provided by the Treasury. In this context, to establish the necessary legal and organizational infrastructure for the management of public debt and receivables based on risk analysis, a Risk Management Unit was established. In addition, a Debt and Risk Management Committee was established within the Treasury to ensure coordination and efficiency in debt management. Within this framework, the debt management strategy is executed in line with the main principles of transparency, accountability and predictability. With the help of this institutional infrastructure, the risk management unit has been operational since 2004 and continues to perform its routinely assigned duties, such as providing monthly and quarterly risk monitoring and analysis notes to the Debt and Risk Management Committee. Monthly and annual debt management reports have been published to discuss the developments in the area of public debt and risk management. Furthermore, the Risk Management Unit developed a debt strategy analysis model for the medium-term and produces valuation of the portfolio of explicit contingent liabilities of the state. Also, the Risk Management Unit produces cash flow reports, risk indicator reports and medium and long-term borrowing scenarios in order to evaluate financial risks.

The operational risk management (“ORM”) processes including debt, cash and receivables management have been implemented by the General Directorate of Public Finance since 2008. In this framework, the ORM system consists of activities, risks related with these activities, risk sources, likelihood and impact of risks, current control mechanisms and new control mechanisms for minimizing those risks. Under this system, risks are monitored through periodic reporting and kept under control. Besides, Emergency and Business Continuity Plan (“EBCP”) has been prepared in 2013 and updated regularly to keep critical processes under control and ensure sustainability. In 2020, the ISO 9001 Quality Management System became operational in the General Directorate of Public Finance for better internal management and improved efficiency.

The borrowing strategy aims to enhance transparency and the effectiveness of public debt management at an appropriate cost with a prudent level of risk. This is achieved through strategic benchmarking which has been used since 2004. Major components of this strategy, which are determined for a three-year period with a rolling basis in accordance with the aforementioned cost and risk analysis, are as follows for the period 2021-2023:

•	To borrow mainly in Turkish Lira;

•	To borrow in foreign currencies besides U.S. Dollars, if possible, in international markets for market diversification;

•

To keep the share of debt maturing within 12 months and the share of debt stock with interest rate refixing period of less than 12 months at a certain level, by taking into account appropriate instrument and maturity composition to optimize interest payments and

•	To keep a strong level of cash reserve in order to reduce the liquidity risk associated with cash and debt management.

Tight fiscal policies created room for the implementation of decisive strategic benchmarks which in turn strengthened the structure of the public debt portfolio substantially against adverse shocks.

As a result of borrowing policies based on strategic benchmarks and prudent fiscal policies, especially in the last two decades, debt sustainability has been strengthened. The sensitivity of Treasury’s debt portfolio to foreign exchange, interest rate and liquidity risks has been reduced. The EU-defined general government debt-to-GDP ratio, which was 71.5% in 2002, declined to 39.8% in 2020. Due to the borrowing requirement that arose from the impact of the Covid-19 pandemic in 2020, the debt-to-GDP ratio increased compared to the previous year, however it has remained below the Maastricht criteria.